As Filed With the Securities and Exchange Commission on May 9, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ABX AIR, INC.

(Exact Name of Registrant as Specified in its Governing Instrument)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4512 (Primary Standard Industrial Classification Code Number)	91-1091619 (I.R.S. Employer Identification No.)

145 Hunter Drive

Wilmington, Ohio 45177

(937) 382-5591

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Joseph C. Hete

President and Chief Operating Officer

ABX Air, Inc.

145 Hunter Drive,

Wilmington, Ohio 45177

937-382-5591

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies To:

C. James Levin, Esq. Mark C. Easton, Esq. O’Melveny & Myers LLP 400 S. Hope Street Los Angeles, California 90071 (213) 430-6000	D. Rhett Brandon, Esq. Peter S. Malloy, Esq. Simpson Thacher & Bartlett 425 Lexington Avenue New York, NY 10017 (212) 455-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered (1)	Proposed Maximum Offering Price per share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, par value $.01 per share	52,117,261	N/A	$1,107,491,796.25	$89,596.09

Preferred Stock Purchase Rights, with respect to Common Stock, par value $.01 per share	52,117,261	N/A	N/A	N/A

(1)	Includes the maximum number of shares of common stock, par value $.01 per share, of ABX Air, Inc., a Delaware corporation (referred to as “ABX Air”), that may be issuable pursuant to the merger of Atlantis Acquisition Corporation (“Atlantis Acquisition”), a Delaware corporation and indirect, wholly-owned subsidiary of DHL Worldwide Express B.V. (“DHL”) with and into Airborne, Inc., a Delaware corporation (“Airborne”), pursuant to the Agreement and Plan of Merger, dated as of March 25, 2003, by and among Airborne, Atlantis Acquisition and DHL, as described in the proxy statement/prospectus that forms a part of this Registration Statement, based upon the number of shares of common stock, par value $.01 per share, of Airborne outstanding at the close of business on May 8, 2003 or that may be issuable pursuant to outstanding options or other rights prior to the date the merger is expected to be completed. Pursuant to the merger, each outstanding share of Airborne common stock will be converted into the right to receive one share of ABX Air common stock and $21.25 in cash. Under certain limited circumstances, each outstanding share of Airborne common stock will be converted into the right to receive $21.65 and no shares of ABX Air common stock will be issued in connection therewith.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) promulgated under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. ABX Air may not sell these securities until the registration statement is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 9, 2003

AIRBORNE, INC.

3101 Western Avenue

P.O. Box 662

Seattle, Washington 98111

, 2003

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Airborne, Inc. (“Airborne”) to be held on             , at 10:00 a.m., local time, at             , Seattle, Washington for the following purposes:

1.	To consider and vote upon a proposal to adopt the agreement and plan of merger, dated as of March 25, 2003, by and among Airborne, DHL Worldwide Express B.V. (“DHL”) and Atlantis Acquisition Corporation, an indirect, wholly-owned subsidiary of DHL (“Atlantis Acquisition”).

2.	To elect two directors for terms of three years.

3.	To hear and consider reports from officers of Airborne.

4.	To transact such other business, including consideration of stockholder proposals, as may properly come before the meeting and any adjournments thereof.

If our merger agreement with DHL is adopted and the transaction is completed, DHL will acquire our ground operations in the following steps:

•	Airborne’s air operations will be separated from its ground operations, with the air operations being retained by ABX Air, Inc. (“ABX Air”);

•	DHL will acquire Airborne’s ground operations (including all operations conducted by Airborne Express, Inc., including its customer relationships, pick up and delivery network and all related sales, marketing and administrative services) through a merger of Atlantis Acquisition with and into Airborne; and

•	Airborne stockholders will receive $21.25 in cash and one share of common stock of ABX Air per share of Airborne common stock.

There is no established public trading market for ABX Air common stock. Immediately following the completion of the merger and the separation, the ABX Air common stock will not be traded on a national exchange or NASDAQ. We expect that the ABX Air common stock may be traded on the OTC Bulletin Board or its successor.

Immediately following the closing of the transaction, Airborne will be an indirect, wholly-owned subsidiary of DHL (but may subsequently be merged with another wholly-owned indirect subsidiary of DHL) and ABX Air will become an independent public company wholly-owned by Airborne’s former stockholders. ABX Air will also enter into a number of commercial agreements with Airborne, which after the merger will be owned by DHL, including an ACMI service agreement and a hub and line-haul services agreement. Under certain limited circumstances, you will instead receive a cash payment of $21.65 for each share of common stock that you own at the time of the merger and you will not receive a share of common stock of ABX Air (referred to as the “alternative merger consideration”).

Our Board of Directors has carefully considered the merger agreement and the proposed transaction and has determined that the terms of the merger are fair to and in the best interests of our stockholders. Our Board of Directors unanimously recommends that our stockholders vote FOR the adoption of the merger agreement.

This booklet provides you with detailed information about the proposed transaction and related matters. We have also included in this booklet a prospectus that describes ABX Air, the ABX Air common stock and the separation. You should carefully consider the risk factors beginning on page P-6 of the proxy statement/prospectus. We urge you to read these documents carefully, including the appendices. If you have any questions about the merger or the separation please call Georgeson Shareholder Communications, Inc., our proxy solicitors, toll-free at             .

Your vote is very important. We cannot complete the merger unless the merger agreement is approved by holders of a majority of all of the outstanding shares of our common stock. Accordingly, failing to vote your shares will have the same effect as a vote against the merger agreement. Whether or not you plan to be present at the annual meeting, we urge you to complete, sign, date and return the enclosed proxy card to ensure that your shares are represented at the annual meeting. If you hold your shares as a holder of record, you may also vote by telephone, or electronically over the Internet, by following the instructions on your proxy card.

In addition to voting on the merger agreement, you are being asked to elect two directors and to consider a number of stockholder proposals. We urge you to cast your votes on these important matters as well. For the reasons described in the proxy statement, our Board of Directors unanimously recommends that our stockholders vote FOR the two nominees for directors and AGAINST the various stockholder proposals.

On behalf of our Board of Directors, I thank you for your support and appreciate your consideration of these matters.

Very truly yours,

Carl D. Donaway Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger and separation described in this proxy statement/prospectus or the ABX Air common stock to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated             , 2003 and is first being mailed to stockholders on or about             , 2003.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Airborne from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Georgeson Shareholder Communications Inc. at the following address and telephone number:

Georgeson Shareholder Communications Inc.

17 State Street

10th Floor

New York, New York 10004

Attention:

Telephone:

If you would like to request documents, please request them by             , 2003 in order to receive them before the annual meeting.

See “Where You Can Find More Information” on page 87 of the proxy statement.

This proxy statement/prospectus serves as a prospectus of ABX Air relating to the shares of ABX Air common stock to be issued to Airborne’s former stockholders in the merger. The ABX Air prospectus begins on page P-1 of this proxy statement/prospectus and is a part of this proxy statement/prospectus.

AIRBORNE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON             , 2003

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Airborne, Inc. (“Airborne”) will be held on             , 2003, at 10:00 a.m., local time, at             , Seattle, Washington 98111 for the following purposes:

1.	To consider and vote upon a proposal to adopt the agreement and plan of merger, dated as of March 25, 2003, by and among Airborne, DHL Worldwide Express B.V. (“DHL”) and Atlantis Acquisition Corporation, an indirect, wholly-owned subsidiary of DHL.

2.	To elect two directors for terms of three years.

3.	To hear and consider reports from officers of Airborne.

4.	To transact such other business, including consideration of stockholder proposals, as may properly come before the meeting and any adjournments thereof.

Only stockholders of record on             , 2003, the record date for the annual meeting, are entitled to notice of, and to vote at, the annual meeting or any adjournments or postponements of the meeting. The number of outstanding shares of Airborne common stock on the record date was             . Each stockholder is entitled to one vote for each share of common stock held on the record date. A list of stockholders will be open for examination by any stockholder at the annual meeting.

Our Board of Directors has carefully considered the merger agreement and the proposed transaction and has determined that the terms of the merger are fair to and in the best interests of our stockholders. The Board of Directors unanimously recommends that our stockholders vote FOR the adoption of the merger agreement. We cannot complete the merger unless the merger agreement is approved by holders of a majority of all of the outstanding shares of our common stock. Accordingly, failing to vote your shares will have the same effect as a vote against the merger agreement.

The Board of Directors has also carefully considered the two nominees for directors and the Board of Directors unanimously recommends that our stockholders vote FOR each of the nominees.

The Board of Directors has also carefully considered the various stockholder proposals that have been submitted for consideration at the annual meeting. Each of these proposals is contained in the proxy statement. For the reasons described in the proxy statement, the Board of Directors unanimously recommends that our stockholders vote AGAINST the adoption of the various stockholder proposals.

Please do not send any stock certificates at this time. If the merger and the separation are completed, you will be sent instructions regarding the surrender of your stock certificates.

By Order of the Board of Directors,

David C. Anderson Secretary

Seattle, Washington

            , 2003

Your vote is very important to us. A proxy card is contained in the envelope in which this proxy statement/prospectus was mailed. Whether or not you plan to attend the annual meeting, you are encouraged to vote on the matters to be considered at the annual meeting and complete, sign and date the proxy card and return it promptly in the enclosed postage-prepaid envelope. If you hold your shares as a holder of record, you may also vote by telephone, or electronically over the Internet, by following the instructions on your proxy card.

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QUESTIONS AND ANSWERS ABOUT THE MERGER  AND THE SEPARATION

Q:	What is happening in the proposed transaction?

A:	This transaction is comprised of the following steps which will take place virtually simultaneously: (1) Airborne, Inc.’s (“Airborne”) air operations will be separated from its ground operations, with the air operations being retained by ABX Air, Inc. (“ABX Air”); (2) DHL Worldwide Express B.V. (“DHL”) will acquire Airborne’s ground operations (including all operations conducted by Airborne Express, Inc. (“AEI”), including its customer relationships, pick up and delivery network and all related sales, marketing and administrative services) through a merger of Atlantis Acquisition Corporation, an indirect, wholly-owned subsidiary of DHL (“Atlantis Acquisition”), with and into Airborne; and (3) Airborne stockholders will receive $21.25 in cash and one share of common stock of ABX Air per share of Airborne common stock. Immediately following the closing of the transaction, Airborne will be an indirect, wholly-owned subsidiary of DHL (but may subsequently be merged with another wholly-owned subsidiary of DHL) and ABX Air will become an independent public company wholly-owned by Airborne’s former stockholders. ABX Air will also enter into a number of commercial agreements with Airborne, which will be a wholly-owned indirect subsidiary of DHL immediately after the merger, including an ACMI service agreement (the “ACMI agreement”) and a hub and line-haul services agreement (the “hub services agreement”).

Q:	What will I receive for my shares if the merger and the separation are completed?

A:	If the merger is completed, and you have not exercised your right to an appraisal of the value of your shares, you will receive a cash payment of $21.25 and one share of common stock of ABX Air for each share of our common stock that you own at the time of the merger. Under certain limited circumstances described below, you will receive a cash payment of $21.65 for each share of common stock that you own at the time of the merger and you will not receive a share of common stock of ABX Air (referred to as the “alternative merger consideration”). The alternative merger consideration will be paid if (1) a court order blocking the transaction or other legal prohibition has been obtained by the U.S. Department of Transportation (the “DOT”) or otherwise arises under Title 49 of the United States Code, and the payment of the alternative merger consideration, among other things, would be sufficient to remove the legal prohibition, or (2) after the mailing of this proxy statement/prospectus, the parties to the merger agreement mutually so agree.

Q.	What will happen to my stock options if the merger and the separation are completed?

A.	The holders of stock options (whether or not vested or exercisable) will be entitled to receive (1) from DHL, an amount in cash (net of any applicable withholding taxes) equal to the product of (a) the number of shares of Airborne common stock previously subject to the Airborne stock option and (b) the excess of the per share amount of cash to be paid in the merger over the exercise price per share of Airborne common stock previously subject to the Airborne stock option, and (2) if any shares of ABX Air common stock are being issued as part of the merger consideration, one share of ABX Air common stock for each share of Airborne common stock previously subject to such holder’s Airborne stock options. Any stock option with an exercise price per share of Airborne common stock that is equal to or greater than the per share amount of cash to be paid in the merger will be cancelled in full without any cash payment or ABX Air stock consideration. After the merger, all Airborne stock options will be cancelled in full and no Airborne stock options will be exercisable, whether for shares of Airborne common stock, shares of ABX Air common stock or shares of DHL common stock.

Q:	Will the separation occur even if the merger agreement is not adopted?

A:	No.

Q:	When will the proposed merger and the separation occur?

A:

We are working toward completing the merger and separation as quickly as possible. We expect to complete the merger and separation in the third quarter of 2003. If our stockholders vote to adopt the merger agreement, and the other conditions to the merger are satisfied or waived, the separation will occur immediately prior to the completion of the merger. If the alternative merger consideration is paid by DHL, the merger will occur but the separation contemplated by the merger agreement will not.

Q:	What are the United States federal income tax consequences of the merger and the separation to stockholders?

A:	We expect that each stockholder will recognize capital gain or loss, equal, in each case, to the difference between (1) the sum of (a) the fair market value of the shares of ABX Air received in the merger and (b) the cash proceeds received pursuant to the merger and (2) the stockholder’s adjusted tax basis in our common stock surrendered in exchange therefor. Because the tax consequences of the separation and the merger are complex and may vary depending on your particular circumstances, we recommend that you consult your tax advisor concerning the federal (and any state, local or foreign) tax consequences to you of the separation and the merger. If you acquired ABX Air stock in connection with any stock option, you are subject to special rules.

Q:	In determining whether I recognize a capital gain or loss, how do I determine the fair market value of ABX Air?

A:	The fair market value of the ABX Air common stock will be determined by the best available evidence as to its value at the effective time of the merger. You should consult with your own tax advisor with respect to your particular circumstances concerning taking a tax return position consistent with such reporting.

Q:	Do I have appraisal rights?

A:	Yes. If you make a written demand for appraisal of your shares prior to the vote at the annual meeting, do not vote in favor of adoption of the merger agreement, continue to hold your shares of record through the date of the merger and otherwise follow the procedural requirements of the Delaware General Corporation Law, you will be entitled to have your shares appraised by the Delaware Court of Chancery and receive the fair value of your shares, as determined by the Court, in cash. See “The Merger—Appraisal Rights.”

Q:	How can I find more information about ABX Air?

A:	A prospectus with respect to ABX Air and the common stock of ABX Air is being provided to you in the prospectus portion of this proxy statement/prospectus. The prospectus should provide you with information about ABX Air. We urge you to read the prospectus carefully, including the risk factors beginning on page P-6.

Q:	Other than stockholder adoption, what are the material conditions to completing the merger?

A:	Among other matters, completion of the merger requires receipt of necessary regulatory approvals. See “The Merger—Regulatory Requirements.”

Q:	What if the merger and the separation are not completed?

A:	It is possible the merger and the separation will not be completed. That might happen if, for example, our stockholders do not adopt the merger agreement. Should that occur, neither DHL nor any third party is under any obligation to make or consider any alternative proposals regarding the purchase of the shares of our common stock.

Q:	Should I send in my stock certificates now?

A:	No. If we complete the merger, you will receive written instructions for exchanging your Airborne stock certificates for your cash payment and shares of ABX Air common stock.

QUESTIONS AND ANSWERS ABOUT THE

STOCKHOLDERS MEETING

Q:	When and where is the annual meeting?

A:	The annual meeting will take place on , 2003, at 10:00 a.m., local time, at , Seattle, Washington.

Q:	What specifically am I being asked to vote on?

A:	You are being asked to vote on whether to adopt the merger agreement, to elect two directors for terms of three years and on various stockholder proposals that are described herein.

Q:	How does the Board of Directors recommend that I vote?

A:	Merger Proposal. After considering a number of factors, including the opinion of our financial advisor, Goldman, Sachs & Co. (“Goldman Sachs”), our Board of Directors unanimously believes that the terms of the merger agreement are fair to and in the best interests of our stockholders. The Board of Directors recommends a vote FOR the merger proposal.

Election of Directors.    The Board of Directors recommends a vote FOR each of the nominees.

Stockholder Proposals.    The Board of Directors recommends a vote AGAINST each of the various stockholder proposals.

Q:	What is the vote required to adopt the merger agreement and other proposals?

A:	In accordance with Delaware law and our amended and restated certificate of incorporation, the required vote to adopt the merger agreement is the affirmative vote of a majority of the outstanding shares of our common stock entitled to vote on the proposal to adopt the merger agreement. This means that the affirmative vote of at least shares of common stock is required for adoption of the merger agreement. To elect directors, the two candidates for director who receive the most votes will become directors of Airborne. To approve a stockholder proposal, a majority of the shares represented at the meeting, either in person or by proxy, must be voted in favor of the stockholder proposal. Each share of common stock is entitled to one vote.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement/prospectus carefully (including its appendices), consider how the merger would affect you as a stockholder, and vote. After you read this proxy statement/prospectus, you should complete, sign and date your proxy card and mail it in the enclosed return envelope as soon as possible, even if you plan to attend the annual meeting in person, so that your shares may be represented at the annual meeting. If you hold your shares in your own name as a holder of record, you may vote by telephone by calling the toll free number listed on the accompanying proxy card. Telephone voting is available 24 hours a day until 1:00 P.M. Seattle time on , 2003. You also have the option to vote via the Internet. The website for Internet voting is printed on your proxy card. Internet voting is available 24 hours a day until 1:00 P.M. Seattle time on , 2003. If you vote by telephone or via the Internet, you do not need to return your proxy card.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:

Your broker will only be permitted to vote your shares on the proposal for the adoption of the merger agreement if you provide instructions to your broker on how to vote. You should follow the procedures provided by your broker regarding the voting of your shares and be sure to provide your broker with instructions on how to vote your shares. If you do not give voting instructions to your broker, you will, in effect, be voting against the adoption of the merger agreement. Notwithstanding the foregoing, under the rules of the New York Stock Exchange in effect at the time of this proxy statement/prospectus, your broker is permitted to vote your shares on the election of directors, even if the broker does not receive instructions from you. Your broker, however, is not permitted to vote your shares with respect to the stockholder proposals. Your broker will provide you with directions on voting your shares, and you should instruct your broker to vote your shares according to those instructions.

Q:	What if I want to change my vote after I have mailed my signed proxy card or voted by telephone or the Internet?

A:	You can change your vote by sending in a later-dated, signed proxy card or a written revocation to our Secretary at 3101 Western Avenue, P.O. Box 662, Seattle, Washington 98111, who must receive it before your proxy has been voted at the annual meeting, or by attending the annual meeting in person and voting. If you voted by telephone or the Internet, you may revoke your vote in the same manner prior to 1:00 P.M. Seattle time on , 2003. Your attendance at the annual meeting will not, by itself, revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change those voting instructions.

Q:	What happens if I do not vote my proxy, if I do not instruct my broker to vote my shares or if I abstain from voting with respect to any proposal?

A:	If you do not vote your proxy, do not instruct your broker to vote your shares, or abstain from voting with respect to the merger proposal, it will have the same effect as a vote against the adoption of the merger agreement. Shares of common stock represented by properly executed proxies for which no instruction is given on the proxy card will be voted “FOR” the adoption of the merger agreement, “FOR” the election of the two directors and “AGAINST” each of the stockholder proposals.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger or the separation, or if you would like additional copies of this proxy statement/prospectus or the proxy card, you should call our proxy solicitors, Georgeson Shareholder Communications, Inc., toll-free at .

FORWARD-LOOKING STATEMENTS

Certain information contained in, or incorporated by reference in, this proxy statement/prospectus should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and are identified by the use of forward-looking words and phrases, such as “estimates,” “plans,” “expects,” “to continue,” “subject to,” “target” and such other similar phrases. These forward-looking statements are based on our current expectations. Because forward-looking statements involve risks and uncertainties, our plans, actions and actual results could differ materially. Among the factors that could cause our plans, actions and results to differ materially from current expectations are:

•	gaining regulatory and stockholder approval to complete the merger and separation,

•	the possibility that the merger and separation may not be completed,

•	legislative or regulatory developments that could have the effect of delaying or preventing the merger,

•	the possibility that the companies may be required to modify aspects of the merger or separation to achieve regulatory approval,

•	the trading liquidity of ABX Air’s shares,

•	the ability of ABX Air to successfully operate as an independent company,

•	ABX Air’s ability to gain additional business,

•	domestic and international economic conditions,

•	the impact of war and terrorism on the package delivery business,

•	the ability to mitigate volatile fuel costs,

•	competitive pressure,

•	maintaining customer relationships,

•	cost cutting initiatives,

•	improving operating margins and productivity,

•	realignment and overhead reduction efforts,

•	changes in customers’ shipping patterns,

•	the ability to make planned capital expenditures,

•	the ability to react to changes in economic conditions,

•	risks associated with maintaining a fleet of aircraft, and

•	risks and uncertainties that are described in the reports that Airborne has filed with the Securities and Exchange Commission (“SEC”), including Airborne’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, as amended by the Form 10-K/A filed on April 29, 2003, and the Form 8-K filed by Airborne on April 4, 2003.

These forward-looking statements are based on expectations, estimates and projections as of the date of this filing, and involve risk and uncertainties that are inherently difficult to predict. Actual results may differ materially from those expressed in the forward-looking statements for any number of reasons, including those described below in “Risk Factors Relating to ABX Air Common Stock” in this proxy statement and “Risk Factors” in the prospectus.

SUMMARY

This summary, together with the question and answer section, highlights important information discussed in greater detail elsewhere in this proxy statement. This summary may not contain all of the information you should consider before voting on the merger agreement. To more fully understand the merger and the separation, you should read carefully this entire proxy statement/prospectus and all of its appendices, including the merger agreement and the separation agreement, before voting on whether to adopt the merger agreement. You may also refer to “Other Matters and Information—Where You Can Find More Information” on page 87 for additional information about Airborne.

THE ANNUAL MEETING (PAGE 23)

Date, Time and Place (page 23).

The annual meeting will take place on                          , 2003, at 10:00 a.m., local time, at                         , Seattle, Washington.

Vote Required (page 23).

In order for the merger agreement to be adopted, the holders of a majority of our outstanding common stock entitled to vote at the annual meeting must vote “FOR” its adoption. To elect directors, the two candidates for director who receive the most votes will become directors of Airborne. To approve a stockholder proposal, a majority of the shares represented at the meeting, either in person or by proxy, must be voted in favor of the stockholder proposal. Each share of common stock is entitled to one vote.

Record Date (page 23).

The record date for determining the holders of shares of our outstanding common stock entitled to vote at the annual meeting is                          , 2003. On the record date,                          shares of our common stock were outstanding and entitled to vote on the proposal to adopt the merger agreement.

Proxies (page 24).

Shares of common stock represented by properly executed proxies received at or prior to the annual meeting that have not been revoked will be voted at the annual meeting in accordance with the instructions indicated on the proxies. Shares of common stock represented by properly executed proxies for which no instruction is given on the proxy card will be voted “FOR” the adoption of the merger agreement, “FOR” the election of the two directors and “AGAINST” each of the stockholder proposals. Your proxy may be revoked at any time before it is voted.

PROCEDURE FOR VOTING (PAGE 24).

You may vote in any of the following ways:

•	by completing and returning the enclosed proxy card,

•	by telephoning the toll free number listed on the enclosed proxy card,

•	by Internet voting by visiting the website printed on the enclosed proxy card, or

•	at the annual meeting.

If you complete and return the enclosed proxy card, but wish to revoke it, you must either file with our Secretary a written, later-dated notice of revocation, send a later-dated proxy card relating to the same shares to our Secretary at or before the annual meeting, attend the annual meeting and vote in person, or if you voted by telephone or the Internet, you may revoke your vote in the same manner prior to 1:00 P.M. Seattle time on             , 2003. Please note that your attendance at the meeting will not, by itself, revoke your proxy.

THE PARTIES

Airborne, Inc.

3101 Western Avenue

P.O. Box 662

Seattle, Washington 98111

(206) 285-4600

Airborne, a Delaware corporation formed in 1999, is a holding company operating through its subsidiaries as an air express company and air freight forwarder. Airborne expedites shipments of all sizes to destinations throughout the United States and most foreign countries. Our wholly-owned operating subsidiaries include AEI, Sky Courier, Inc. (“Sky Courier”) and ABX Air. AEI provides domestic and international delivery services in addition to customer service, sales and marketing activities. Sky Courier provides delivery service on an expedited basis. ABX Air provides air cargo transportation and other support services for AEI and other businesses in the air cargo transportation industry. AEI and Sky Courier will remain subsidiaries of Airborne following the merger. As a result of the merger and separation, ABX Air will become an independent public company wholly-owned by our former stockholders. ABX Air will continue to provide services to Airborne following the merger and separation pursuant to the ACMI agreement and the hub services agreement. You can refer to “Arrangements with Airborne Relating to the Separation” on page P-19 of the prospectus for additional information about these agreements.

DHL Worldwide Express B.V.

c/o DHL International

Global Coordination Centre, De Kleetaan1

1831 Diegem, Belgium

DHL, a company organized and existing under the laws of the Netherlands, is a leading express and logistics company which, together with its subsidiaries and affiliates, offers customers innovative and customized solutions from a single source. With global expertise in solutions, express, air and ocean freight and overland transport, DHL combines worldwide coverage with an in-depth understanding of local markets. DHL’s international network links over 120,000 destinations in more than 220 countries and territories. DHL is wholly-owned by Deutsche Post World Net.

Atlantis Acquisition Corporation

c/o DHL International

Global Coordination Centre, De Kleetaan1

1831 Diegem, Belgium

Atlantis Acquisition, a Delaware corporation and an indirect, wholly-owned subsidiary of DHL, was formed solely for the purpose of facilitating the merger. If and when the merger takes place, Atlantis Acquisition will be merged with and into Airborne and Airborne will become an indirect, wholly-owned subsidiary of DHL.

BACKGROUND OF THE MERGER (PAGE 26)

For a description of events leading to the approval of the merger agreement by our Board of Directors, and the reasons for such approval, you should refer to “The Merger—Background of the Merger.”

FORM OF MERGER

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Atlantis Acquisition, an indirect, wholly-owned subsidiary of DHL, will merge with and into Airborne and Airborne will survive the merger as an indirect, wholly-owned subsidiary of DHL.

The merger will occur subject to the terms and conditions of the merger agreement, which is attached as Appendix A to this proxy statement. You should read carefully the merger agreement and the description of the merger agreement contained in this proxy statement under “The Merger Agreement.” We expect the merger and the separation to be completed during the third quarter of 2003.

MERGER CONSIDERATION (PAGE 44)

In the merger, you will receive $21.25 in cash and one share of common stock of ABX Air for each share of Airborne common stock you own at the time of the merger. Under certain limited circumstances described below, you will instead receive a cash payment of $21.65 for each share of Airborne common stock and you will not receive stock of ABX Air (referred to as the “alternative merger consideration”). The alternative merger consideration will be paid if (1) a court order blocking the merger or other legal prohibition has been obtained by the DOT or otherwise arises under Title 49 of the United States Code, and the payment of the alternative merger consideration, among other things, would be sufficient to remove the legal prohibition, or (2) after the mailing of this proxy statement the parties to the merger agreement mutually so agree.

The holders of stock options (whether or not vested or exercisable) will be entitled to receive (1) from DHL, an amount in cash (net of any applicable withholding taxes) equal to the product of (a) the number of shares of Airborne common stock previously subject to the Airborne stock option and (b) the excess of the per share amount of cash to be paid in the merger over the exercise price per share of Airborne common stock previously subject to the Airborne stock option, and (2) if any shares of ABX Air common stock are being issued as part of the merger consideration, one share of ABX Air common stock for each share of Airborne common stock previously subject to such holder’s Airborne stock options. Any stock option with an exercise price per share of Airborne common stock that is equal to or greater than the per share amount of cash to be paid in the merger will be cancelled in full without any cash payment or ABX Air stock consideration. After the merger, all Airborne stock options will be cancelled in full and no Airborne stock options will be exercisable, whether for shares of Airborne common stock, shares of ABX Air common stock or shares of DHL common stock.

EFFECTS OF THE MERGER (PAGE 28)

If the merger agreement is adopted by our stockholders and if the other conditions to the merger are either satisfied or waived:

•	you will receive the merger consideration described above under “Merger Consideration”;

•	ABX Air will be separated from us and will become an independent company wholly-owned by Airborne’s former stockholders;

•	ABX Air will enter into a number of commercial agreements with us, including the ACMI agreement and hub services agreement;

•	we will become an indirect, wholly-owned subsidiary of DHL;

•	our common stock will no longer be quoted on The New York Stock Exchange or the Pacific Stock Exchange, Inc. and we will deregister it under the Securities Exchange Act of 1934; and

•	you will no longer have an interest in Airborne.

THE SEPARATION OF ABX AIR (PAGES 29, 58 and P-16)

Immediately prior to the completion of the merger, Airborne will restructure ABX Air pursuant to the terms of the separation agreement. The purpose and effect of the restructuring of ABX Air is to facilitate the separation of Airborne’s air operations from its ground operations.

The separation will occur subject to the terms and conditions of the separation agreement, which is attached as Appendix B to this proxy statement. You should read carefully the separation agreement and the description of the separation agreement contained in this proxy statement under “The Merger—The Separation of ABX Air” and “The Separation Agreement” and in the prospectus under “The Separation.” For a more detailed discussion of ABX Air, please see the prospectus which is a part of this proxy statement/prospectus.

POST-CLOSING ARRANGEMENTS BETWEEN AIRBORNE AND ABX AIR (PAGES 29, 61 and P-19)

The merger agreement provides that Airborne and ABX Air will enter into certain agreements with respect to employee and tax matters and the separation agreement provides that Airborne and ABX Air will enter into certain commercial agreements that will survive the consummation of the merger. In particular, ABX Air and Airborne will enter into an ACMI agreement, a hub services agreement, a sublease, an employee matters agreement, a tax sharing agreement and a transition services agreement.

REASONS FOR THE MERGER AND SEPARATION (PAGE 30)

For a description of the reasons the Board of Directors has determined that the merger and separation are in the best interests of our stockholders, you should refer to “The Merger—Airborne’s Reasons for the Merger; Recommendation of the Airborne Board of Directors.”

RECOMMENDATION OF AIRBORNE’S BOARD OF DIRECTORS (PAGE 30)

The Board of Directors has unanimously voted “FOR,” and recommends that the stockholders vote “FOR,” the adoption of the merger agreement and the election of the two nominees as directors. The Board of Directors has unanimously voted “AGAINST,” and recommends that the stockholders vote “AGAINST,” the adoption of the various stockholder proposals.

OPINION OF AIRBORNE’S FINANCIAL ADVISOR (PAGE 32)

On March 24, 2003, Goldman Sachs rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated March 25, 2003, to Airborne’s Board of Directors that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be received by the holders of Airborne common stock pursuant to the merger agreement is fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated March 25, 2003, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix C to this proxy statement/prospectus. Airborne’s stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of Airborne’s Board of Directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Airborne’s common stock should vote with respect to the transaction.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (PAGE 36)

In considering the recommendation of the Board of Directors, you should be aware that some of our directors and executive officers may be deemed to have interests that are different from, or in addition to, those of our stockholders, including, among others, the following:

•	cancellation and cash-out of all outstanding stock options (both vested and unvested) to acquire our stock, including options held by our executive officers and directors, who, as of March 31, 2003, held unexercised stock options with an exercise price below $21.25 to acquire an aggregate of 1,350,480 shares of our common stock with a weighted exercise price of $15.01 per share;

•	agreements with our executive officers that provide for change in control severance benefits, valued in an aggregate amount of approximately $40 million, including tax gross-up payments to the extent applicable, if their employment is terminated under certain circumstances within specified periods in connection with the merger, and DHL and the surviving corporation will assume these agreements;

•	our 2003 bonus program for executive officers has been amended such that the calculation for bonuses for 2003, if the merger is completed before the end of 2003, will be calculated on the basis of actual performance for the first quarter of 2003, target performance for each subsequent quarter completed prior to the completion date of the merger and a pro-rated target bonus for any partial quarter commenced prior to such date, instead of actual performance for the entire year;

•	Joseph C. Hete, an executive officer of Airborne, will be an executive officer of ABX Air after consummation of the merger and separation and may enter into a substitute retention arrangement with ABX Air;

•	our obligation to pay transaction bonuses to a number of our executive officers if the merger is completed;

•	Richard M. Rosenberg and James H. Carey, who are currently members of the Board of Directors, will serve as members of the board of directors of ABX Air following the merger and separation;

•	Joseph C. Hete, currently President, Chief Operating Officer and a director of ABX Air, will become the Chief Executive Officer, President and a member of the board of directors of ABX Air following the merger and separation;

•	DHL’s agreement to cause the surviving corporation to maintain our current officer’s and director’s liability insurance, subject to certain limitations, and the surviving corporation’s agreement to indemnify our executive officers and directors.

For a more detailed discussion of interests of our directors and officers, see “The Merger—Interests of Certain Persons in the Merger.”

FEDERAL INCOME TAX CONSIDERATIONS (PAGES 39 and P-17)

We expect that you will recognize capital gain or loss with respect to your Airborne common stock, equal, in each case, to the difference between (1) the sum of (a) the fair market value of shares of ABX Air common stock received in the merger and (b) the cash proceeds received pursuant to the merger and (2) your adjusted tax basis in our common stock surrendered in exchange therefor. If you acquired ABX Air stock in connection with any stock option, you are subject to special rules.

BECAUSE THE TAX CONSEQUENCES OF THE SEPARATION AND THE MERGER ARE COMPLEX AND MAY VARY DEPENDING ON YOUR PARTICULAR CIRCUMSTANCES, WE RECOMMEND THAT YOU CONSULT YOUR TAX ADVISOR CONCERNING THE FEDERAL (AND ANY STATE, LOCAL OR FOREIGN) TAX CONSEQUENCES TO YOU OF THE SEPARATION AND THE MERGER.

APPRAISAL RIGHTS (PAGE 40)

If you do not wish to accept the merger consideration, then, if you make a written demand for appraisal of your shares prior to the vote at the annual meeting, do not vote in favor of the merger agreement, continuously hold your shares of record through the date of the merger, and otherwise comply with the procedures described in “The Merger—Appraisal Rights,” you will have the right under Delaware law to seek a judicial appraisal of your shares to determine their “fair value.” A proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement. Therefore, if you vote by proxy and wish to exercise appraisal rights, you must vote against the merger agreement or abstain from voting on the merger agreement.

REGULATORY REQUIREMENTS (PAGE 42)

Prior to the consummation of the merger and separation, Airborne, DHL and ABX Air are required to provide notification and furnish information to the Department of Transportation, the Federal Trade Commission, the Antitrust Division of the Department of Justice and antitrust regulators in certain other countries. For a description of the regulatory requirements for completing the merger and separation, you should refer to “The Merger—Regulatory Requirements.”

CONDITIONS TO THE MERGER (PAGE 54)

The obligations of Airborne and DHL to complete the merger are subject to several conditions, including:

•	the merger agreement must be adopted by a vote of a majority of the outstanding shares of common stock entitled to be voted thereon;

•	the separation relating to ABX Air must be completed;

•	each party’s representations and warranties in the merger agreement must be true and complete, except as would not be reasonably expected to result in a material adverse effect;

•	there must not be a legal prohibition against the merger that remains in effect after the parties have used their best efforts to remove it;

•	the applicable waiting period under federal antitrust laws must have expired or been terminated and any other legally required governmental consents must have been received;

•	the absence of a “material adverse effect” (as defined in the merger agreement) with respect to Airborne;

•	the DOT must not have revoked or caused DHL to reasonably believe that consummation of the merger would result in a revocation of its or its affiliates’ registration in good standing as a foreign freight forwarder; and

•	each party must have performed its agreements and covenants under the merger agreement in all material respects.

TERMINATION OF THE MERGER AGREEMENT (PAGE 55)

Airborne and DHL may agree in writing to terminate the merger agreement at any time without completing the merger, even after our stockholders have adopted it. The merger agreement may also be terminated at any time prior to the effective time of the merger if:

•	the merger is not consummated on or before November 25, 2003, unless the parties mutually agree to extend for another sixty days;

•	a court order or other legal prohibition is in effect that would prevent the consummation of the merger or any of the other material transactions contemplated in the merger agreement or the other transaction documents; or

•	if the stockholders of Airborne do not approve the merger.

DHL may terminate the merger agreement if:

•	Airborne’s Board of Directors takes any of the following “Prohibited Actions” in breach of the merger agreement:

–	fails to call the stockholders meeting;

–	fails to recommend the approval and adoption of the merger agreement;

–	withdraws its recommendation;

–	recommends another acquisition proposal;

–	permits Airborne to enter into an understanding or agreement relating to another acquisition proposal; or

–	agrees or resolves to do any of the foregoing.

•	Airborne breaches its obligations under the no-solicitation provisions in the merger agreement; or

•	a breach of any representation, warranty, covenant or agreement by Airborne remains uncured that would cause the conditions to closing with respect to the truth of Airborne’s representations and warranties and the performance of covenants and agreements by Airborne not to be satisfied.

Airborne may terminate the agreement if:

•	Airborne has complied with the no-solicitation provisions of the merger agreement, the Board of Directors receives an unsolicited superior proposal, and the Board of Directors determines in good faith (after receiving advice from Airborne’s outside counsel), that failure to accept the superior proposal would constitute a breach of its fiduciary duty; or

•	breach of any representation, warranty, covenant or agreement by DHL that remains uncured that would cause the conditions to closing with respect to the truth of DHL’s representations and warranties and the performance of covenants and agreements by DHL not to be satisfied.

TERMINATION FEE (PAGE 56)

We have agreed to pay DHL a fee of $28 million under the following circumstances:

•	within one day of termination, if the merger agreement is terminated by DHL because the Airborne Board of Directors has taken a Prohibited Action or has failed to call a stockholders meeting to consider the merger agreement;

•	concurrent with termination of the merger agreement by us if we terminate the merger agreement because of a superior proposal;

•	within one day of entering into an acquisition agreement, if such agreement is entered into within three months of the stockholders meeting, or within one day after consummation of any other acquisition agreement or tender offer if (1) the merger agreement is terminated by either party because the stockholders have not approved the merger, (2) an acquisition proposal was made prior to the stockholders meeting, and (3) within twelve months after the stockholders meeting we enter into an agreement with a third party with respect to an acquisition proposal or a third party consummates a tender offer for 50% or more of our common stock.

OTHER MATTERS (PAGES 65 and 77)

At the annual meeting, you will also be asked to elect two directors for terms of three years and consider the stockholder proposals that are described herein.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AIRBORNE

The following table sets forth selected historical consolidated financial data of Airborne as of and for each of the periods indicated. Airborne derived the selected historical financial data for each of the periods presented from Airborne’s audited consolidated financial statements. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements and the related notes and “Management’s Discussion and Analysis of the Financial Condition and Results of Operations,” contained in our annual report on Form 10-K/A for the year ended December 31, 2002 and other information that we have filed with the Securities and Exchange Commission. See “Other Matters and Information—Where You Can Find More Information.”

	As of and for the Years Ended December 31
	1998	1999	2000	2001	2002
	(In thousands except per share data)
OPERATING RESULTS:
Revenues
Domestic	$2,719,206	$2,778,654	$2,902,002	$2,859,514	$2,978,242
International	361,440	366,342	380,132	360,291	365,494

Total	3,080,646	3,144,996	3,282,134	3,219,805	3,343,736
Operating Expenses	2,848,314	2,987,275	3,239,516	3,232,136	3,286,034

Earnings (Loss) From Operations	232,332	157,721	42,618	(12,331)	57,702
Other, Net	(10,747)	(10,333)	(19,392)	(16,573)	(30,731)

Earnings (Loss) Before Income Taxes and Change in Accounting	221,585	147,388	23,226	(28,904)	26,971
Income Tax (Expense) Benefit	(84,300)	(56,187)	(8,940)	9,446	(12,128)

Earnings (Loss) Before Change in Accounting	137,285	91,201	14,286	(19,458)	14,843
Cumulative Effect of Change in Accounting, Net of Tax	—	—	14,206	—	—

Net Earnings (Loss)	$137,285	$91,201	$28,492	$(19,458)	$14,843

Earnings (Loss) Per Share:
Basic(1)	$2.77	$1.88	$.30	$(.40)	$.31
Diluted(1)	$2.72	$1.85	$.30	$(.40)	$.31
Dividends Per Share	$.16	$.16	$.16	$.16	$.16
Diluted Average Shares Outstanding	50,561	49,269	48,647	48,105	48,632

FINANCIAL STRUCTURE:
Property and Equipment, Net	$1,010,721	$1,115,712	$1,324,345	$1,247,373	$1,181,430
Total Assets	1,501,577	1,643,250	1,745,919	1,746,844	1,879,086
Long-term Obligations	249,149	314,707	322,230	218,053	370,091
Shareholders’ Equity	769,152	858,207	862,855	834,216	839,163

NUMBER OF SHIPMENTS:
Domestic	316,590	316,391	322,493	322,960	350,241
International	6,451	7,038	6,558	6,285	5,836

Total	323,041	323,429	329,051	329,245	356,077

(1)	For 2000, earnings per common share is shown exclusive of the cumulative effect of a change in accounting for major engine overhaul costs. Basic and diluted earnings per share inclusive of the change was $.59.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ABX AIR

The following table sets forth selected historical consolidated financial data of ABX Air and subsidiaries as of and for each of the periods indicated. ABX Air derived the selected consolidated balance sheet data as of December 31, 2001 and 2002 and the consolidated statements of earnings data for each of the three years in the period ended December 31, 2002 from ABX Air’s audited consolidated financial statements included elsewhere in the prospectus. The consolidated balance sheet data as of December 31, 1998, 1999 and 2000, and the consolidated statements of earnings data for the years ended December 31, 1998 and 1999 were derived from unaudited consolidated financial statements not included in the prospectus. The historical consolidated financial data set forth below do not reflect the many changes that will occur in ABX Air’s operations, capitalization and tax status in connection with, and as a result of, the separation from Airborne. The selected financial data are not necessarily indicative of what ABX Air’s results of operations or financial position would have been had ABX Air operated as an independent public company during the periods presented, nor is it necessarily indicative of ABX Air’s future results of operations or financial position. The selected financial data should be read in conjunction with the “Pro Forma Consolidated Financial Data,” the historical consolidated financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in the prospectus.

	As of and for the years ended December 31
	1998	1999	2000	2001	2002
	(In thousands, except share and per share data)
OPERATING RESULTS:
Revenues	$931,639	$1,050,644	$1,168,237	$1,165,037	$1,173,735
Operating Expenses	903,398	1,016,120	1,124,922	1,121,543	1,125,200

Earnings From Operations	28,241	34,524	43,315	43,494	48,535
Interest Expense	10,192	14,058	20,861	21,147	25,866

Earnings Before Income Taxes and Change in Accounting	18,049	20,466	22,454	22,347	22,669
Income Tax Expense	7,942	8,939	9,682	9,527	9,383

Earnings Before Change in Accounting	10,107	11,527	12,772	12,820	13,286
Cumulative Effect of Change in Accounting, Net of Tax	—	—	14,206	—	—

Net Earnings	$10,107	$11,527	$26,978	$12,820	$13,286

Earnings Per Share
Basic and Diluted(1)	$10,107	$11,527	$12,772	$12,820	$13,286
Weighted Average Shares
Basic and Diluted	1,000	1,000	1,000	1,000	1,000

FINANCIAL STRUCTURE:
Property and Equipment, Net	$882,935	$991,748	$1,201,879	$1,137,912	$1,089,485
Total Assets	985,397	1,098,236	1,296,100	1,220,623	1,174,008
Advances From Parent	548,086	651,963	764,486	547,431	474,608
Total Long-Term Debt	20,559	20,149	19,706	80,882	76,318
Capital Lease Obligations	—	—	—	39,754	37,825
Stockholder’s Equity	173,390	184,918	211,895	223,999	232,322

(1)	For 2000, earnings per common share is shown exclusive of the cumulative effect of a change in accounting for major engine overhead costs. Basic and diluted earnings per share inclusive of the change was $26,978.

PRO FORMA CONSOLIDATED FINANCIAL DATA OF ABX AIR

The unaudited Pro Forma Consolidated Balance Sheet (“Pro Forma Balance Sheet”) and Pro Forma Consolidated Statement of Earnings (“Pro Forma Statement of Earnings”) have been derived from ABX Air’s audited consolidated historical financial statements and give effect to the separation of ABX Air and certain subsidiaries from Airborne in accordance with the separation agreement. These statements do not reflect ABX Air’s actual financial condition or results of operations had the transaction been consummated on the dates assumed, and are not necessarily indicative of future financial performance. The pro forma information may not necessarily reflect ABX Air’s business in the future or as it would have been had ABX Air been an independent public company as of and for the year ended December 31, 2002. This unaudited information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and ABX Air’s audited financial statements and related notes included elsewhere in the prospectus.

The Pro Forma Balance Sheet shown below has been prepared based upon the historical consolidated balance sheet of ABX Air as of December 31, 2002 and gives effect to the following as if each had occurred as of that date:

•	the transfer of $220.2 million in assets and $41.9 million in liabilities in support of Airborne’s ground operations from Wilmington Air Park, Inc. (“WAP”), Aviation Fuel, Inc. and ABX Air to Airborne,

•	the cancellation of $474.6 million in outstanding intercompany advances payable to Airborne,

•	an impairment charge of $633.0 million and related net tax benefit of $240.5 million to record ABX Air assets at fair value,

•	the establishment of a valuation allowance of $98.0 million to fully reserve current and long term deferred income tax assets,

•	the issuance of a promissory note to DHL Holdings in the amount of $75.0 million and distribution to Airborne of $15.0 million in proceeds,

•	the payment of $12.9 million in accounts payable by Airborne in order to adjust stockholders’ equity under provisions of the separation agreement,

•	the issuance of 52.1 million shares of ABX Air common stock to former Airborne stockholders under the terms of the merger agreement.

The Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2002 gives effect to the items listed above and the following as if each had occurred as of January 1, 2002:

•	the recording of revenues under the provisions of the ACMI and hub services agreement,

•	the reduction in depreciation expense due to the transfer of assets to Airborne and the impairment charge on certain retained assets,

•	the recording of rental expense to Airborne under the terms of the Wilmington Air Park sublease,

•	the recording of interest expense on the promissory note to DHL Holdings,

•	the tax effects associated with the pro forma adjustments.

The pro forma adjustments are described in the accompanying notes to the unaudited pro forma statements.

PRO FORMA CONSOLIDATED BALANCE SHEET OF ABX AIR

		Pro Forma Adjustments
	Historical	Distributions to and/or Contributions from Airborne, Inc.		Impairment and Tax Effects		Issuance of Note and Other Adjustments		Pro Forma
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash	$33	$—		$—		$59,967	(4)	$60,000
Accounts receivable	2,318	(27	)(1)	—		—		2,291
Spare parts and fuel inventory	37,223	(7,535	)(1)	(11,000	)(3)	—		18,688
Deferred income tax assets	9,135	(1,378	)(1)	(7,757	)(3)	—		—
Prepaid supplies and other	14,454	(13,022	)(1)	—		—		1,432

TOTAL CURRENT ASSETS	63,163	(21,962)		(18,757)		59,967		82,411

PROPERTY AND EQUIPMENT, NET	1,089,485	(195,023	)(1)	(613,340	)(3)	—		281,122
OTHER ASSETS	21,360	(3,230	)(1)	(8,660	)(3)	—		9,470

TOTAL ASSETS	$1,174,008	$(220,215)		$(640,757)		$59,967		$373,003

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$52,338	$(3,095	)(1)	$—		$(12,878	)(5)	$36,365
Salaries, wages and related taxes	36,763	—		—		—		36,763
Accrued expenses and other	15,238	(278	)(1)	—		—		14,960
Current portion of postretirement liabilities	21,841	—		—		—		21,841
Current portion of long-term obligations	7,066	(289	)(1)	—		—		6,777

TOTAL CURRENT LIABILITIES	133,246	(3,662)		—		(12,878)		116,706

LONG-TERM OBLIGATIONS	107,077	(10,884	)(1)	—				96,193
PROMISSORY NOTE	—	—		—		75,000	(4)	75,000
DEFERRED INCOME TAX LIABILITIES	174,089	(23,749	)(1)	(240,540	)(3)	—		—
				90,200	(3)
POSTRETIREMENT LIABILITIES	46,017	—		—		—		46,017
ADVANCES FROM PARENT	474,608	(474,608	)(2)	—		—		—
OTHER LIABILITIES	6,649	(3,582	)(1)	—		—		3,067

STOCKHOLDERS’ EQUITY:
Preferred stock	—	—		—		—		—
Common stock	100	—		—		421	(6)	521
Additional paid-in capital	831	474,608	(2)	—		(15,033	)(4)	472,863
						12,878	(5)
						(421	)(6)
Retained earnings (deficit)	237,070	(180,542	)(1)	(490,417	)(3)	—		(433,889)
Accumulated other comprehensive loss	(5,679)	2,204	(1)	—		—		(3,475)

	232,322	296,270		(490,417)		(2,155)		36,020

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,174,008	$(220,215)		$(640,757)		$59,967		$373,003

(1)	Reflects the transfers, in accordance with the separation agreement, of ground related assets and liabilities of WAP, Aviation Fuel, Inc. and ABX Air to Airborne. Assets transferred include sort facilities, material handling equipment, runways, taxiways, buildings and certain packaging and other supplies and fuel inventories. Liabilities transferred include accounts payable, long-term obligations, interest rate swap and deferred taxes related to the transferred assets.

(2)	Represents the cancellation of intercompany balances with Airborne.

(3)	Reflects the pro forma impairment charge and related deferred tax effects of recording ABX Air assets at fair value. Upon the separation of ABX Air from Airborne, ABX Air will be required to perform an impairment analysis of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under provisions of this statement, ABX Air anticipates, given the cash flows derived from the ACMI agreement coupled with the decline in market values for used aircraft and related equipment (based on current appraisal values), that a significant impairment charge will be incurred. The amount of the charge ultimately recorded on the separation date will depend on a number of factors, including changes in the fair values of used aircraft and related equipment and the actual carrying amounts of the impaired assets.

Under provisions of SFAS No. 109 “Accounting for Income Taxes,” net deferred tax assets that are not likely to be realized require recording of an offsetting valuation allowance. Since it is reasonably likely ABX Air will not generate taxable earnings in future periods necessary to utilize the net deferred tax assets generated after recognition of the impairment charge, a valuation allowance has been recorded for the full amount of ABX Air’s net deferred tax assets remaining after the impairment charge, including historical net deferred tax asset amounts.

(4)	Reflects the issuance of the promissory note by ABX Air to DHL Holdings. Under provisions of the separation agreement, ABX Air will issue a promissory note in the amount of $100.0 million, subject to adjustment, with a portion of the proceeds distributed to Airborne. The amount of the loan is subject to adjustment depending on the amount of stockholders’ equity outstanding as of the separation date, but cannot be less than $75.0 million. After the proceeds are distributed to Airborne, ABX Air will have $60.0 million in cash. Based upon the balance of stockholders’ equity as of December 31, 2002, as adjusted and discussed in Note (5) below, the note would be issued for $75.0 million with $15.0 million in proceeds distributed to Airborne.

(5)	The separation agreement provides that, in the event that stockholders’ equity is less than $50.0 million, after adjusting the promissory note to its minimum level of $75.0 million (as discussed in Note (4) above), Airborne would either contribute additional assets or pay liabilities of ABX Air in amounts, which after such contribution or payment, would provide ABX Air with up to $50.0 million in stockholders’ equity upon separation. The amount of the contribution or payment is limited however, by the difference between $294.0 million less the net property and equipment balances at the separation date.

In order to adjust stockholders’ equity as of December 31, 2002, under the provisions and limitations described above, Airborne would have been required to either contribute assets or pay liabilities in the amount of $12.9 million. For purposes of the pro forma schedule, the contribution has been assumed to be a payment of accounts payable.

(6)	Reflects the issuance of 52,117,261 shares of ABX Air common stock, par value $0.01 per share, to former Airborne stockholders under the terms of the merger agreement. The number of shares of ABX Air common stock will be split, prior to separation in a ratio that provides the number of shares necessary for the issuance of shares to former Airborne stockholders.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS OF ABX AIR

	Historical	Adjustments		Pro Forma
	(In thousands, except per share data)
REVENUES	$1,173,735	$(1,038	)(1)	$966,677
		(206,020	)(2)
OPERATING EXPENSES:
Salaries, wages and benefits	451,474	—		451,474
Purchased line-haul	150,281	—		150,281
Fuel	129,321	—		129,321
Depreciation and amortization	147,993	(23,095	)(1)	28,541
		(96,357	)(3)
Maintenance, materials and repairs	116,254	(11,112	)(1)	105,142
Landing and ramp	26,082	—		26,082
Rent	11,982	(8,747	)(1)	5,212
		1,977	(4)
Other	91,813	(47,046	)(1)	44,767

	1,125,200	(184,380)		940,820

EARNINGS FROM OPERATIONS	48,535	(22,678)		25,857
INTEREST EXPENSE	25,866	(1,738	)(1)	9,734
		(18,144	)(5)
		3,750	(6)

EARNINGS BEFORE INCOME TAXES	22,669	(6,546)		16,123
INCOME TAX EXPENSE	9,383	(1,588	)(7)	—
		(7,795	)(8)

NET EARNINGS	$13,286	$2,837		$16,123

EARNINGS PER SHARE
Basic and Diluted	$13,286			$0.31	(9)

WEIGHTED AVERAGE SHARES
Basic and Diluted	1,000			52,117,261	(10)

(1)	Reflects revenues and expenses of the ground-related operations of WAP, Aviation Fuel, Inc. and ABX Air that are being transferred to Airborne in accordance with the separation agreement.

(2)	Reflects the pro forma impact on historical revenues had the ACMI agreement and hub services agreement been in effect for 2002.

Under the ACMI agreement, ABX Air will provide air cargo transportation services to Airborne, which includes the operation and maintenance of aircraft. Airborne will reimburse ABX Air for its costs, plus a base markup of 1.75% and an incremental markup of up to 1.35% based on cost reductions, and up to 0.25% based on service performance, for a possible markup range of 1.75% to 3.35%.

Under the hub services agreement, ABX Air will provide package sorting and handling services, warehousing, line-haul logistics services, and airport, equipment and facilities maintenance services to Airborne. Airborne will reimburse ABX Air for its costs, plus a base markup of 1.75% and an incremental markup of up to 1.35% based on cost reductions and up to 0.75% based on service performance, for a possible markup rate of 1.75% to 3.85%.

Pro forma revenues have been calculated using the base markup percentage of 1.75% applied to pro forma 2002 expenses billable under the ACMI and hub services agreements. Pro forma revenues assume no additional compensation is earned through an incremental markup as there are no assurances that cost reduction targets or performance standards will be achieved.

Certain costs incurred by ABX Air are reimbursable under the ACMI and hub services agreements but not subject to the base or incremental markup. These costs include interest on the promissory note (as discussed in Note (4) of the Pro Forma Consolidated Balance Sheet), and fuel, ramp and landing fees, or other costs incurred by ABX Air that are not subject to the markup provisions of the agreements. While it is anticipated that Airborne will be directly responsible for paying many of these costs, for pro forma revenue calculation purposes, historical costs have been shown to be reimbursed.

Certain costs incurred by ABX Air will not be reimbursable under the ACMI and hub services agreements. These costs include income taxes, direct costs incurred in providing third-party services and interest on a second promissory note, if issued.

The following table shows pro forma costs for 2002 under each of the ACMI and hub services agreements, which are subject to reimbursement, and pro forma revenues calculated assuming the base markup percentage of 1.75%.

	ACMI	Hub Services	Other Reimbursable	Airborne Sub Total	Third Parties	Total
Revenues	$411,392	$348,213	$190,505	$950,110	$16,567	$966,677
Operating Expenses	398,334	342,225	186,755	927,314	13,506	940,820
Interest Expense	5,984	—	3,750	9,734	—	9,734

Total Expenses	404,318	342,225	190,505	937,048	13,506	950,554

Earnings Before Income Taxes	$7,074	$5,988	—	$13,062	$3,061	$16,123

(3)	Represents the pro forma effect on historical depreciation expense, as if the impairment charge (as discussed in Note (3) to the Pro Forma Consolidated Balance Sheet) had occurred as of January 1, 2002.

(4)	Represents the annual rent obligation for certain facilities, including aircraft hangars and maintenance, storage and administrative buildings, leased to ABX Air from Airborne under terms of the Wilmington Air Park sublease.

(5)	Represents reversal of interest expense allocated from Airborne.

(6)	Reflects interest on the $75.0 million promissory note by ABX Air to DHL Holdings, as if the promissory note had been issued on January 1, 2002 and been outstanding for the full year. The promissory note bears interest at a fixed rate of 5.0%. See further discussion regarding the note in Note (4) to the Pro Forma Consolidated Balance Sheet.

(7)	To adjust income tax expense for the effects on pre-tax earnings before considering the adjustment of the valuation allowance as discussed in Note (8) below.

(8)	Under provisions of SFAS No. 109 “Accounting for Income Taxes,” the tax provision for the pro forma period is offset by a reduction in the valuation allowance established as described in Note (3) to the Pro Forma Consolidated Balance Sheet.

(9)	ABX Air pro forma net earnings per basic and diluted share is computed by dividing pro forma net earnings by the estimate of the number of shares of ABX Air common stock to be issued pursuant to the merger.

(10)	Basic and diluted weighted average shares of 52,117,261 is calculated based on an estimate of the number of shares of common stock to be issued pursuant to the merger. The estimate of weighted average shares, used in the pro forma earnings per share, is calculated as the sum of issued and outstanding shares of Airborne common stock as of March 31, 2003, plus the number of Airborne shares issuable pursuant to stock option plans when the cash merger consideration per share is in excess of the exercise price.

COMPARATIVE PER SHARE INFORMATION

The following table shows certain historical per share data of Airborne and certain historical and pro forma per share data of ABX Air prior to and after giving effect to the merger and separation. We have not presented pro forma per share data of Airborne because the Airborne stockholders will no longer have any ownership or interest in Airborne’s future operating results after the merger and, thus, we believe that presenting such information would not be meaningful to the Airborne stockholders.

The comparative per share data were derived from, and should be read with, the historical financial statements of Airborne and the historical financial statements of ABX Air, both of which are included or incorporated by reference in this proxy statement/prospectus.

The ABX Air “equivalent pro forma” data were computed by dividing historical net earnings or historical book value by an estimate of the number of shares of ABX Air common stock to be issued pursuant to the merger. These data show how each share of ABX Air common stock would have participated in net earnings and book value assuming the issuance of shares of ABX Air common stock to former Airborne stockholders prior to separation. These amounts, however, are not intended to reflect future per share levels of net income and book value of ABX Air.

	YEAR ENDED DECEMBER 31, 2002
	HISTORICAL		EQUIVALENT PRO FORMA		PRO FORMA
AIRBORNE

Net earnings per share	$0.31		—		—

Book value per share	$17.33	(1)	—		—

Cash dividends per share	$0.16		—		—

ABX AIR

Net earnings per share	$13,286.00		$0.25	(2)	$0.31	(4)

Book value per share	$232,322.00	(1)	$4.46	(3)	$0.69	(5)

Cash dividends per share	$0.00		—		$0.00	(6)

(1)	Historical unaudited book value per share is computed by dividing stockholders’ equity by the number of shares of common stock outstanding at the end of the period.
(2)	ABX Air unaudited equivalent pro forma earnings per share is computed by dividing historical net earnings by an estimate of the number of shares of ABX Air common stock to be issued pursuant to the merger. The estimate of shares is calculated as the sum of issued and outstanding shares of Airborne common stock as of March 31, 2003, plus the number of Airborne shares issuable pursuant to stock option plans when the cash merger consideration per share is in excess of the exercise price.
(3)	ABX Air unaudited equivalent pro forma book value per share is computed by dividing historical stockholders’ equity by the number of shares of ABX Air common stock to be issued pursuant to the merger. The estimate of shares was determined as discussed in Note (2) above.
(4)	ABX Air unaudited pro forma net earnings per share is computed by dividing pro forma earnings by an estimate of the number of shares of ABX Air common stock to be issued pursuant to the merger. The estimate of shares was determined as discussed in Note (2) above.
(5)	ABX Air unaudited pro forma book value per share is computed by dividing pro forma stockholders’ equity, by the number of shares of ABX Air common stock to be issued pursuant to the merger as described in Note (2) above.
(6)	ABX Air, as a wholly-owned subsidiary, has not declared or issued dividends to Airborne. The payment of dividends by ABX Air after the separation will be subject to the discretion of the ABX Air Board of Directors.

MARKET PRICE DATA AND DIVIDENDS

Our common stock is traded on The New York Stock Exchange and the Pacific Stock Exchange, Inc. under the symbol “ABF.” The table below sets forth by quarter, since the beginning of our fiscal year ended December 31, 2001, the high and low closing prices for our common stock as reported by The New York Stock Exchange and the dividends paid per share.

	Market Price Per Share		Dividends Per Share
	High	Low
Fiscal Year 2003
Second Quarter through May 8, 2003	$20.08	$19.05	$—
First Quarter	$20.52	$12.81	$.04

Fiscal Year 2002
Fourth Quarter	$15.43	$10.54	$.04
Third Quarter	$18.39	$10.92	$.04
Second Quarter	$23.05	$16.34	$.04
First Quarter	$20.67	$13.97	$.04

Fiscal Year 2001
Fourth Quarter	$14.97	$9.04	$.04
Third Quarter	$14.20	$8.25	$.04
Second Quarter	$11.80	$8.54	$.04
First Quarter	$13.61	$9.56	$.04

On March 21, 2003, the last full trading day prior to the day on which Airborne publicly confirmed discussions with DHL regarding a potential transaction, the closing price per share for our common stock was $16.69. On March 24, 2003, the last full trading day prior to the day on which Airborne entered into and publicly announced the merger agreement, the closing price per share for our common stock was $18.05.

On                         , 2003, the last practicable trading day prior to the date of this proxy statement/prospectus, the closing price per share for our common stock was $            .

The market price for our common stock is subject to fluctuation and stockholders are urged to obtain current market quotations. No assurance can be given as to the future price of or market for our common stock or ABX Air common stock.

Our revolving credit facility restricts us from declaring or paying any dividends on our common stock in excess of $2 million during any calendar quarter.

RISK FACTORS RELATING TO ABX AIR COMMON STOCK

In the merger, you will receive shares of common stock of ABX Air, an independent, publicly-owned company with no prior operating history as a stand-alone entity. There are numerous risks that may materially impact your interest in ABX Air or materially affect ABX Air and its business, financial condition, results of operations and prospects. For a more complete discussion of the risk factors relating to ABX Air and its common stock, see “Risk Factors” beginning on page P-6 of the ABX Air prospectus portion of this proxy statement. We urge you to consider these risks carefully in determining whether to adopt the merger agreement, in addition to the other information included and incorporated by reference in this proxy statement.

INFORMATION CONCERNING THE ANNUAL MEETING

General

We are furnishing this proxy statement to holders of our common stock in connection with the solicitation of proxies by the Board of Directors for use at the annual meeting to be held on             , 2003, at 10:00 a.m., local time, at             , Seattle, Washington, and at any adjournments or postponements of the annual meeting. This proxy statement/prospectus, the attached notice of annual meeting and the accompanying proxy card are first being sent or given to our stockholders on or about             , 2003.

Matters to be Considered

The annual meeting is being held for the following purposes:

1.	To consider and vote upon a proposal to adopt the agreement and plan of merger, dated as of March 25, 2003, by and among Airborne, DHL and Atlantis Acquisition, an indirect, wholly-owned subsidiary of DHL.

2.	To elect two directors for terms of three years.

3.	To hear and consider reports from officers of Airborne.

4.	To transact such other business, including consideration of stockholder proposals, as may properly come before the meeting and any adjournments thereof.

Record Date; Shares Entitled to Vote; Quorum

The Board of Directors has fixed the close of business on             , 2003 as the record date for determining the holders of shares of our common stock who are entitled to notice of, and to vote at, the annual meeting. A list of stockholders of record will be available for examination at the time and place of the annual meeting. As of the record date,              shares of common stock were issued and outstanding. You are entitled to one vote for each share of common stock that you hold as of the record date.

The presence of holders of shares representing a majority of the outstanding shares of common stock entitled to be voted, whether in person or by a properly executed proxy card or votes registered by telephone or by the Internet, is necessary to constitute a quorum for the transaction of business at the annual meeting. Abstentions and “broker non-votes” (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote) will be treated as present for purposes of determining the presence of a quorum.

Vote Required

Under Delaware law, we are required to submit the merger agreement to our stockholders for consideration and adoption. In accordance with Delaware law and our certificate of incorporation, the required vote to adopt the merger agreement is the affirmative vote of a majority of the outstanding shares of common stock entitled to be voted on the proposal to adopt the merger agreement. This means that the affirmative vote of at least              shares of common stock is required for adoption of the merger agreement. To elect directors, the two candidates for director who receive the most votes will become directors of Airborne. To approve the stockholder proposals, a majority of the shares represented at the meeting, either in person or by proxy, must be voted in favor of the stockholder proposal.

Shares Owned by Airborne Directors, Executive Officers and Affiliates

At the close of business on the record date, directors and executive officers of Airborne and their affiliates beneficially owned and were entitled to vote              shares of Airborne common stock, which represented approximately             % of the shares of Airborne common stock outstanding on that date.

Proxies and Proxy Solicitation

Shares of common stock represented by properly executed proxies received at or prior to the annual meeting or voted by telephone or by the Internet that have not been revoked will be voted at the annual meeting in accordance with the instructions indicated on the proxies. Shares of common stock represented by properly executed proxies for which no instruction is given on the proxy card will be voted “FOR” the adoption of the merger agreement, “FOR” the election of the two directors and “AGAINST” each of the stockholder proposals. Stockholders are requested to complete, sign, date and promptly return the enclosed proxy card in the postage-prepaid envelope provided for this purpose, or vote by telephone or by the Internet, to ensure that their shares are voted.

You may revoke your proxy at any time prior to the time it is voted at the meeting. You may revoke your proxy by:

•	filing with our Secretary, before the taking of the vote at the annual meeting, a written notice of revocation bearing a later date than the proxy card or the date you voted by telephone or by the Internet;

•	executing a later dated proxy card relating to the same shares and delivering it to our Secretary before the taking of the vote at the annual meeting;

•	attending the annual meeting and voting in person (although attendance at the annual meeting will not, in and of itself, revoke a proxy); or

•	if you voted by telephone or the Internet, you may revoke your vote in the same manner.

Any written revocation or subsequent proxy card should be delivered to Airborne, Inc., 3101 Western Avenue, P.O. Box 662, Seattle, Washington 98111, Attention: Secretary, or hand delivered to our Secretary or his representative before the taking of the vote at the annual meeting.

If the annual meeting is postponed or adjourned, at any subsequent reconvening of the annual meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the annual meeting (except for any proxies that previously have been revoked or withdrawn effectively), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting.

We will bear the expenses incurred in connection with printing and filing this proxy statement and soliciting proxies for the annual meeting. We will solicit proxies initially by mail. Further solicitation may be made by our directors, officers and employees personally, by telephone, facsimile, e-mail, Internet or otherwise, but they will not be specifically compensated for these services. Upon request, we will reimburse brokers, dealers, banks or similar entities acting as nominees for their reasonable expenses incurred in forwarding copies of the proxy materials to the beneficial owners of the shares of common stock they hold of record. We have retained Georgeson Shareholder Communications, Inc. to assist us in the solicitation of proxies using the means referred to above, and Georgeson will receive fees of up to approximately $            , plus reimbursement of out-of-pocket expenses.

Effects of Abstentions and Broker Non-Votes

For purposes of determining adoption of the merger agreement, abstentions will have the same legal effect as a vote “AGAINST” the adoption of the merger agreement. Broker non-votes will have the same effect as a vote “AGAINST” the adoption of the merger agreement. For the purpose of the other proposals, abstentions will be counted as present for quorum purposes and for the purpose of determining the outcome of any matter submitted to the stockholders for a vote. However, abstentions will not constitute a vote “FOR” or “AGAINST” any of the other proposals.

Stock Certificates

You should not send in any stock certificates with your proxy card. A transmittal form with instructions for the surrender of stock certificates for our common stock will be mailed to you as soon as practicable after completion of the merger.

Your vote is important. Please either vote by telephone or the Internet or return your marked proxy card promptly so your shares can be represented at the annual meeting, even if you plan to attend the meeting in person.

PROPOSAL 1

THE MERGER

Background of the Merger

As part of its corporate strategy to enhance stockholder value, Airborne has periodically considered opportunities for acquisitions, dispositions and other strategic alliances and alternatives. Airborne has in the past held discussions with other potential partners, including DHL, with respect to possible transactions, including acquisitions of Airborne.

During the fourth quarter of 2000, the Airborne Board of Directors commenced a review of various strategic alternatives. The Board of Directors undertook this review in light of the significant challenges facing Airborne as a result of changing competitive and economic conditions in the air express business. During this period, the Board met with management and its financial advisor, Goldman Sachs, with respect to various potential strategic alternatives, including a sale of all or a portion of Airborne, a strategic minority investment in Airborne made by a third party, growth acquisitions, joint ventures, and other possible strategic investment alternatives and combinations.

At a meeting in April 2001, the Board of Directors approved a process through which Goldman Sachs would contact potential partners on Airborne’s behalf regarding a possible significant minority investment in Airborne. Goldman Sachs invited strategic and financial bidders to submit formal indications of interest. Goldman Sachs received expressions of interest from several different parties, including DHL, and including expressions of interest in purchasing all or a portion of Airborne. Airborne’s management and advisors pursued discussions with those parties who expressed interest about a broad range of potential transactions. These discussions continued through the third quarter of 2001, but, due to a lack of acceptable progress, Airborne ceased discussions with the various parties during the third and fourth quarters of 2001.

During the last two months of 2001 and the first quarter of 2002, the Company did not actively pursue strategic alternative discussions with any parties. Commencing in the second quarter of 2002 and after the appointment of Mr. Carl Donaway to the role of Chairman and Chief Executive Officer, Airborne recommenced its consideration and review of strategic alternatives with its financial and legal advisors. This review included consideration of a sale of all or a portion of Airborne, a strategic minority investment in Airborne made by a third party, growth acquisitions, joint ventures, and other possible strategic investment alternatives and combinations. Airborne and Goldman Sachs contacted a number of parties with respect to possible transactions, none of which led to substantive discussions, other than with DHL. On May 21, 2002, Mr. Donaway wrote to Dr. Klaus Zumwinkel, Chairman and Chief Executive Officer of Deutsche Post, to inquire whether DHL would be interested in resuming strategic discussions with Airborne. On May 29, 2002, Mr. Donaway and Dr. Zumwinkel spoke by telephone and arranged a meeting to discuss a potential transaction. On June 15 and 16, Mr. Donaway and Dr. Zumwinkel met in Italy to discuss potential transaction structures, timing and other matters.

On August 7, 2002, Mr. Donaway and Dr. Zumwinkel met in New York to continue their discussions. Lanny Michael, Airborne’s Chief Financial Officer, David Anderson, Airborne’s General Counsel, and Dr. Frank Appel, Deutsche Post’s Managing Director, Corporate Development, also participated in the meeting. The parties discussed the current state of the business, possible structures for a transaction and related matters. As a result of these discussions, the parties determined to proceed with negotiations regarding a possible transaction.

During September and October 2002, the parties and their financial and legal advisers met several times and had numerous communications regarding possible transaction structures, valuation and other matters related to a transaction. The parties also discussed Airborne’s operating and financial performance and other diligence matters.

In November 2002, at its regularly scheduled meeting, the Airborne Board of Directors received an update on the status of the negotiations. Airborne’s management reviewed with the Board the strategic rationale for the proposed transaction and reported that the parties had largely settled on a transaction structure. The proposed transaction structure would involve separating Airborne’s airline from its non-airline operations into an independent public company owned by Airborne’s stockholders, with the non-airline operations to be merged with DHL. Goldman Sachs reviewed financial aspects of the proposed transaction with the Board of Directors. The Board of Directors authorized Mr. Donaway to negotiate with DHL on the basis of the proposed structure.

During the remainder of November 2002 through January 2003, the parties refined the proposed structure of the transaction and negotiated term sheets with respect to the merger, the capitalization of ABX Air and the various commercial agreements that would be required between Airborne, which would be indirectly wholly-owned by DHL immediately after the transaction, and ABX Air following the separation and merger. The parties decided to submit these term sheets to the DOT on an informal basis to obtain the DOT staff’s views on areas of potential regulatory interest. During the last two weeks of January 2003, the parties and their legal counsel met with the DOT to discuss the terms of the proposed transaction.

On February 4, 2003, the Airborne Board of Directors held a regularly scheduled meeting, during which the Board of Directors received an update on the status of the transaction. Airborne’s management reviewed the term sheets that had been negotiated with DHL, the meetings with the DOT, and the schedule for completing negotiations. Goldman Sachs also updated the Board of Directors on financial aspects of the proposed transaction.

During February and March, Airborne and DHL and their respective legal and financial advisors had numerous meetings and conference calls to review and negotiate the terms of the merger agreement, the separation agreement and the various other agreements between the parties. The parties and their legal counsel also communicated with the DOT regarding the term sheets and the draft agreements, which also had been submitted to the DOT, along with certain financial information regarding ABX Air.

On March 1, 2003, a special meeting of the Airborne Board of Directors was held to discuss the status of the transaction. Management updated the Board of Directors on the current status of the negotiations and the outstanding issues.

From March 3-8, 2003, the parties, together with their legal and financial advisers, met in New York City to further negotiate the terms of the merger agreement and the other transaction agreements. On March 9, Mr. Donaway met with Drs. Zumwinkel and Appel in Phoenix, Arizona to resolve several of the remaining outstanding issues regarding the transaction.

On March 15, 2003, the Airborne Board of Directors held a special meeting to discuss the proposed transaction. Airborne’s legal and financial advisers attended the meeting. Mr. Donaway reviewed the status of the negotiations, and representatives of O’Melveny & Myers LLP, Airborne’s legal adviser, summarized the principal terms of the merger agreement and the other transaction agreements in their current form. Representatives of Goldman Sachs presented financial analyses with respect to the proposed transaction. There was an extensive discussion of various aspects of the transaction among members of the Board of Directors, management and Airborne’s legal and financial advisers.

From March 15 to March 24, the parties and their advisers communicated on a nearly daily basis to resolve the remaining outstanding issues. On March 21, 2003, the parties held a conference call with the DOT, during which the DOT offered comments after completing its informal review of the documents and information provided by the parties.

Early in the day on March 24, 2003, in response to impending press reports regarding a potential transaction with DHL, Airborne issued a press release indicating that it was in discussions with DHL regarding a potential transaction. Later that day, all open issues were substantially resolved and Airborne’s Board of Directors held a special telephonic meeting to consider the proposed transaction. At the meeting, which was attended by Airborne’s financial and legal advisers, representatives of O’Melveny & Myers LLP summarized the Board of Directors’ duties and noted certain changes in the terms of the various transaction agreements from the versions previously distributed to the Board of Directors. Following a discussion of the transaction by management, Goldman Sachs rendered its oral opinion, subsequently confirmed by delivery of its written opinion, dated March 25, 2003, to Airborne’s Board of Directors that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be received by holders of Airborne common stock pursuant to the merger agreement was fair from a financial point of view to such holders. After discussion, by unanimous vote of all directors present, the Airborne Board of Directors approved the merger agreement and the transactions contemplated by the merger agreement.

Airborne issued a press release announcing the transaction early on March 25, 2003.

Purpose and Effects of the Merger and Separation

The Board of Directors carefully considered the proposed structure and reviewed in detail the terms of the proposed merger and separation. The Board of Directors concluded that the proposed structure provides value to our stockholders through the cash to be paid to them pursuant to the merger agreement and through their continued ownership of ABX Air.

The merger will be accomplished by merging Atlantis Acquisition, an indirect, wholly-owned subsidiary of DHL, with and into us. We will be the surviving corporation. DHL will then indirectly own 100% of Airborne, and you will have no further ownership interest in us or our subsidiaries, other than ABX Air and certain of its subsidiaries, which will be separated from us and 100% owned by our former stockholders. After the closing of the merger, we will delist our shares from The New York Stock Exchange and the Pacific Stock Exchange, Inc. and deregister our common stock under the Securities Exchange Act of 1934. Immediately following the completion of the merger and the separation, the ABX Air common stock will not be traded on a national exchange or NASDAQ. We expect that the ABX Air common stock may be traded on the OTC Bulletin Board or its successor.

As a result of the completion of the merger and separation, you will receive for each share of our common stock you own at the time of the merger:

•	a cash payment of $21.25; and

•	one share of common stock of ABX Air.

Under certain limited circumstances described below, you will in the alternative receive a cash payment of $21.65 for each share of Airborne common stock and you will not receive a share of common stock of ABX Air (referred to as the “alternative merger consideration”). The alternative merger consideration will be paid if (1) a court order blocking the transaction or other legal prohibition has been obtained by the DOT or otherwise arises under Title 49 of the United States Code, and the payment of the alternative merger consideration, among other things, would be sufficient to remove the legal prohibition, or (2) after the mailing of this proxy statement, the parties to the merger agreement mutually so agree.

No fractional shares of ABX Air common stock will be distributed. If you would otherwise be entitled to a fractional share, you will instead receive a check for the corresponding cash value.

The holders of stock options (whether or not vested or exercisable) will be entitled to receive (1) an amount in cash (net of any applicable withholding taxes) equal to the product of (a) the number of shares of Airborne common stock previously subject to the Airborne stock option and (b) the excess of the per share amount of cash to be paid in the merger over the exercise price per share of Airborne common stock previously subject to the Airborne stock option, and (2) if any shares of ABX Air common stock are being issued as part of the merger consideration, one share of ABX Air common stock for each share of Airborne common stock previously subject to such holder’s Airborne stock options. Any stock option with an exercise price per share of Airborne common stock that is equal to or greater than the per share amount of cash to be paid in the merger will be cancelled in full without any cash payment or ABX Air stock consideration. After the merger, all Airborne stock options will be cancelled in full and no Airborne stock options will be exercisable, whether for shares of Airborne common stock, shares of ABX Air common stock or shares of DHL common stock.

If the merger agreement is not adopted by the holders of a majority of the outstanding shares of our common stock entitled to vote thereon, or any of the other conditions to the merger are not satisfied or waived, the merger will not be completed. In such an event, you will not receive any cash or other consideration from the merger, and the separation will not occur.

Separation of ABX Air

Immediately prior to the completion of the merger, Airborne will restructure ABX Air pursuant to the terms of the separation agreement. The purpose and effect of the restructuring of ABX Air is to facilitate the separation of Airborne’s air operations from its ground operations. Airborne will effect this separation by transferring certain assets and liabilities related to its ground operations out of ABX Air to Airborne and retaining in ABX Air certain assets and liabilities related to its air operations. Completion of the restructuring of ABX Air pursuant to the terms of the separation agreement is a condition to the merger. After completion of the merger and separation, ABX Air will become an independent, publicly-owned company, wholly-owned by Airborne’s former stockholders.

In the separation:

•	Intercompany advances payable to Airborne will be cancelled;

•	ABX Air will transfer the stock of WAP, which owns Wilmington Air Park airport, to Airborne;

•	ABX Air will transfer certain assets, including material handling and sortation equipment, and certain liabilities related to Airborne’s ground operations to Airborne;

•	ABX Air will retain certain assets, including aircraft, flight simulators and related spare parts and certain liabilities related to Airborne’s air and sort operations;

•	A DHL affiliate, DHL Holdings (USA), Inc. (“DHL Holdings”), will loan an amount, anticipated to be between $75 million and $175 million, to ABX Air; and

•	ABX Air and Airborne will enter into an ACMI agreement, a hub services agreement, a sublease, an employee matters agreement, a tax sharing agreement and a transition services agreement.

The separation will occur according to the terms and conditions of the separation agreement, which is attached as Appendix B to this proxy statement. You should read carefully the separation agreement and the description of the separation agreement contained in this proxy statement under “The Separation Agreement” (page 58) and “The Separation” in the prospectus portion of this proxy statement/prospectus (page P-16).

Post-Closing Agreements Between Airborne and ABX Air

Pursuant to the separation agreement, Airborne and ABX Air will enter into several commercial agreements to govern their relationship going forward:

•	ACMI Agreement. ABX Air will provide air cargo transportation services to Airborne.

•	Hub Services Agreement. ABX Air will provide staff to conduct hub, line-haul and equipment and facilities maintenance services to Airborne.

•	Sublease. Airborne will enter into a sublease with ABX Air pursuant to which ABX Air will sublease office and aircraft maintenance facilities at the Wilmington Air Park airport in Wilmington, Ohio.

•	Transition Services Agreement. Airborne will provide certain administrative services to ABX Air on a temporary basis until ABX Air’s corporate administrative infrastructure is completed.

For additional information relating to ABX Air and the post-closing arrangements between Airborne and ABX Air, please see “Arrangements with Airborne Relating to the Separation” in the prospectus which is a part of this proxy statement/prospectus.

Airborne’s Reasons for the Merger; Recommendation of the Airborne Board of Directors

At a special Board of Directors meeting on March 24, 2003, the Board of Directors determined that the merger is fair to and in the best interests of us and our stockholders and unanimously approved and adopted the merger agreement and the merger. Accordingly, the Board of Directors recommends that our stockholders vote “FOR” adoption of the merger agreement at the annual meeting.

In reaching its decision to approve and adopt the merger agreement and to recommend that our stockholders vote to adopt the merger agreement, the Board of Directors considered the following material factors:

•	the Board of Directors’ familiarity with, and presentations by our management and financial advisors regarding, our business, operations, properties and assets, financial condition, competitive position, business strategy and prospects, as well as the risks involved in achieving those prospects; the current environment for the industry in which we compete; and current industry, economic and market conditions, on both a historical and a prospective basis;

•	the possible alternatives to the merger, including the possibility of our continuing to operate as an independent entity; the range of possible benefits to our stockholders of those alternatives; and the timing and likelihood of accomplishing the goal of any of those alternatives;

•	the current and historical market prices of our common stock relative to those of other industry participants and general market indices;

•	the changing economic and competitive environment in our industry, increasing customer demand for global networks and increasing pressure on our operating margins;

•	the fact that the transaction allows our stockholders to receive a significant amount of cash while retaining their interests in ABX Air, except under the limited circumstances described in “The Merger Agreement—Merger Consideration”;

•	the presentation by Goldman Sachs and its oral opinion presented on March 24, 2003, subsequently confirmed by delivery of its written opinion dated March 25, 2003, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be received by the holders of Airborne common stock pursuant to the merger agreement is fair from a financial point of view to such holders (see “The Merger—Opinion of Airborne’s Financial Advisor”);

•	the terms of the merger agreement providing that, under certain circumstances, and subject to certain conditions more fully described under “The Merger Agreement—No Solicitation,” “The Merger Agreement—Termination,” and “The Merger Agreement—Termination Fee,” we can furnish information to and conduct negotiations with a third party in connection with an unsolicited potentially superior proposal for a business combination or acquisition of Airborne and can terminate the merger agreement for a superior proposal (see “The Merger Agreement—No Solicitation”);

•	the belief that the terms and conditions of the merger agreement, including the parties’ representations, warranties and covenants, were reasonable and necessary to accomplish the transaction with DHL, and placed no undue burden on us; and

•	the fact that, under the terms of the merger agreement, the completion of the merger is not conditioned on DHL’s ability to obtain financing or upon DOT confirmation or approval, and the Board of Directors’ view of the likelihood that the proposed acquisition will be consummated.

The Board of Directors also considered potential drawbacks or risks relating to the merger, including the following material drawbacks and risks:

•	the possibility that the DOT, another governmental authority or a third party may seek to enjoin or otherwise prevent or delay the transaction;

•	the risks and costs to us if the merger does not close, which risks and costs result from the extensive efforts that would be required to attempt to complete the transaction, the significant costs we will incur and the distractions which our employees will experience during the pendency of the transaction, the possibility that our stock price could decline below the pre-announcement level, the possibility that our labor relations could be adversely affected and the possibility of customer defections;

•	the fact that the merger and separation would be taxable to our stockholders for United States federal income tax purposes, resulting in the net available after-tax proceeds to stockholders who recognize income or gain in the merger and separation being smaller than would be the case in a nontaxable transaction, as well as the tax risks described under “Risk Factors”;

•	the covenants in the merger agreement that restrict the conduct of our business prior to the consummation of the merger only to conduct business in the ordinary course consistent with past practice and that impose various other operational restrictions on us prior to the consummation of the merger, which restrictions may prevent us from, among other things, taking advantage of business opportunities that we might otherwise pursue;

•	the fact that there has been no trading market for ABX Air common stock, that ABX Air common stock will not be listed on a national exchange or NASDAQ immediately after completion of the merger and separation, that the market price of ABX Air common stock cannot be predicted and that the market price for ABX Air common stock may be volatile; and

•	the possibility that, notwithstanding the provisions of the merger agreement allowing us, under specified circumstances, to furnish information to and conduct negotiations with a third party and terminate the merger agreement in connection with a superior proposal for a business combination or acquisition of Airborne, the termination fee payable upon such termination, described in “The Merger Agreement— Termination Fee,” could discourage other parties that might have an interest in a business combination with, or an acquisition of, us.

In evaluating the merger, the Board of Directors considered whether the merger was fair to and in the best interests of us and our stockholders, taking into consideration all of the material factors, drawbacks and risks described above, including the amount of the cash merger consideration, the interest in ABX Air to be retained by our stockholders and the opinion of our financial advisors as to the fairness from a financial point of view of the merger consideration to be received by our stockholders.

In addition, the Board of Directors was aware of the interests of our executive officers and directors described under “The Merger—Interests of Certain Persons in the Merger.” The Board of Directors believed that the judgment and performance of the directors would not be impaired by those interests.

The foregoing discussion addresses the material information and factors considered by the Board of Directors in its consideration of the merger, including factors that support the merger as well as those that may weigh against it. In view of the variety of factors and the amount of information considered, the Board of Directors did not find it practicable to and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The Board of Directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination. In particular, the Board of Directors did not reach any conclusions or observations with respect to any individual financial analysis conducted by Goldman Sachs, but instead considered Goldman Sachs’ presentation as a whole, based upon all of the analyses provided to the Board of Directors. The determination to approve the merger and the merger agreement was made after consideration of all of the factors as a whole. In addition, individual members of the Board of Directors may have given different weights to different factors.

Opinion of Airborne’s Financial Advisor

On March 24, 2003, Goldman Sachs rendered its oral opinion, subsequently confirmed by delivery of its written opinion dated March 25, 2003, to Airborne’s Board of Directors that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be received by holders of Airborne common stock pursuant to the merger agreement is fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated March 25, 2003, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix C to this proxy statement/prospectus. Airborne stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of Airborne’s Board of Directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Airborne common stock should vote with respect to the contemplated transaction.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	Annual Reports to stockholders and Annual Reports on Form 10-K of Airborne for the five years ended December 31, 2002 and the Annual Report to shareholders of Deutsche Post AG (“Deutsche Post”) for the one year ended December 31, 2001;

•	interim reports to stockholders and Quarterly Reports on Form 10-Q of Airborne and interim reports to shareholders of Deutsche Post;

•	other communications from Airborne and Deutsche Post to their respective stockholders; and

•	internal financial analyses and forecasts for Airborne and ABX Air prepared by Airborne’s management.

Goldman Sachs also held discussions with members of the senior management of Airborne regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition, and future prospects of Airborne and ABX Air. In addition, Goldman Sachs reviewed the reported price and trading activity for the Airborne common stock, compared certain financial and stock market information for Airborne with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Airborne or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs is not an expert in regulatory matters and its services did not include any advice regarding the governmental, regulatory or other consents and approvals necessary for the consummation of the contemplated transaction. In addition, Goldman Sachs did not express any opinion as to the prices at which the shares of ABX Air common stock may trade if and when they are issued.

The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The following also does not reflect a specific quantitative analysis of the value of ABX Air, as no such analysis was used in connection with the fairness opinion described above. The order of analyses described does not represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 24, 2003 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.    Goldman Sachs reviewed the historical trading prices for the Airborne common stock for the one year and five-year periods ended March 24, 2003. In addition, Goldman Sachs analyzed the minimum cash consideration of $21.25 to be received by holders of Airborne common stock pursuant to the merger agreement in relation to the latest one and three months average market prices of the Airborne common stock and the latest twelve months high, low and average market prices of the Airborne common stock.

This analysis indicated that the minimum cash consideration of $21.25 per share to be received by the holders of Airborne common stock pursuant to the merger agreement represented:

•	a premium of 17.7% based on the market price of $18.05 per share as of March 24, 2003, the day prior to announcement of the transaction;

•	a premium of 47.9% based on the market price of $14.37 per share as of March 17, 2003;

•	a premium of 46.3% based on the latest one-month average market price of $14.52 per share;

•	a premium of 43.7% based on the latest three-month average market price of $14.79 per share;

•	a discount of 7.8% based on the latest one-year high market price of $23.05 per share;

•	a premium of 101.6% based on the latest one-year low market price of $10.54 per share; and

•	a premium of 39.0% based on the latest one-year average market price of $15.29 per share.

Multiples Analysis.    Goldman Sachs calculated various financial ratios based on the minimum cash consideration of $21.25 per share to be received by the holders of Airborne common stock pursuant to the merger agreement, information it obtained from SEC filings and Airborne management estimates of Airborne’s earnings before interest, taxes, depreciation and amortization, or EBITDA, and earnings per share for calendar year 2003. The minimum cash consideration resulted in:

•	a ratio of Airborne’s implied enterprise consideration, which is the aggregate value of the minimum cash consideration payable pursuant to the merger agreement plus the book value of debt less cash, to EBITDA for calendar year 2002 of 5.0 to 1.0;

•	a ratio of Airborne’s implied enterprise consideration to estimated calendar year 2003 EBITDA of 4.9 to 1.0;

•	a ratio of the minimum cash consideration of $21.25 per share to calendar year 2002 earnings per share of 69.6 to 1.0; and

•	a ratio of the minimum cash consideration of $21.25 per share to estimated calendar year 2003 earnings per share of 32.5 to 1.0.

Selected Companies Analysis.    Goldman Sachs reviewed and compared certain financial information for Airborne to corresponding financial information, ratios and public market multiples for the following publicly traded companies with operations in the air freight industry:

•	Atlas Air Worldwide Holdings, Inc.

•	CNF Inc.

•	Deutsche Post AG

•	FedEx Corporation

•	TPG N.V.

•	United Parcel Service, Inc.

Although none of the selected companies is directly comparable to Airborne, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Airborne.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of March 24, 2003, information it obtained from SEC filings and Institutional Brokers Estimate System, or IBES, estimates. The multiples and ratios of Airborne and the selected companies were calculated using closing prices on March 24, 2003 and IBES median estimates. With respect to the selected companies, Goldman Sachs calculated:

•	the latest twelve months, or LTM, ratio of EBITDA to revenues, or EBITDA margin;

•	levered market capitalization (or enterprise value), which is the market value of common equity plus the book value of debt less cash, as a multiple of LTM EBITDA;

•	levered market capitalization as a multiple of estimated calendar year 2003 EBITDA; and

•	the ratio of the stock price to estimated calendar year 2003 earnings.

The results of these analyses are summarized as follows:

	Selected Companies		Airborne
	Range	Median
LTM EBITDA Margin	6.2%-19.3%	12.5%	7.5%
Levered Market Capitalization as a multiple of:
LTM EBITDA	3.4x-12.1x	6.1x	4.4x
Estimated 2003 EBITDA*	3.6x-11.1x	4.8x	3.7x
Ratio of stock price to estimated 2003 earnings*	2.3x-28.2x	13.8x	28.2x
* Using IBES estimates for calendar year 2003.

Historical Multiples Analysis.    Goldman Sachs considered the ratio for Airborne of enterprise value to LTM EBITDA for the monthly periods from January 31, 1998 to March 24, 2003. This analysis indicated an average ratio of enterprise value to LTM EBITDA of 4.3 to 1.0, compared to a ratio of Airborne’s implied enterprise consideration to calendar year 2002 EBITDA of 5.0 to 1.0. In addition, Goldman Sachs considered the ratio for Airborne of the market price of its common stock to estimated forward earnings per share for the monthly periods from January 31, 1998 to March 24, 2003. Forward earnings per share represented the median IBES earnings per share estimates for the next fiscal year. This analysis indicated an average market price to forward earnings per share ratio of 11.8 to 1.0 for the period from January 31, 1998 to December 31, 2000, compared to a ratio of the minimum cash consideration of $21.25 per share to estimated calendar year 2003 earnings per share of 32.5 to 1.0. The average market price to forward earnings per share ratio as of March 24, 2003 was 28.2 to 1.0. The results for this analysis were not meaningful for the period from January 1, 2001 to January 31, 2003 because forward earnings per share estimates were either negative or resulted in forward earnings per share ratios in excess of what was considered a reasonable range.

Discounted Cash Flow Analysis.    Goldman Sachs performed a discounted cash flow analysis on Airborne using Airborne management projections. Goldman Sachs calculated illustrative implied net present values of free cash flows for Airborne for the years 2003 through 2004 using discount rates ranging from 9% to 13%. Goldman Sachs calculated illustrative implied terminal values in the year 2004 based on multiples ranging from 3.0x EBITDA to 5.0x EBITDA. These implied terminal value indications were then discounted to an implied present value as of December 31, 2002, using discount rates ranging from 9% to 13%. This analysis indicated an illustrative range of implied present values of $11.52 to $21.87 per share of Airborne common stock.

Goldman Sachs performed a sensitivity analysis to the discounted cash flow analysis by applying certain ranges of deviations to the annual sales growth estimates and earnings before interest and taxes, or EBIT, margin estimates of Airborne’s management. The sensitivity analysis assumed a discount rate of 11% and a terminal value multiple of estimated EBITDA of 4.0x. The annual sales growth deviations ranged from (2.0)% to 2.0% and the EBIT margin deviations ranged from (2.0)% to 2.0%. This analysis indicated an illustrative range of implied present values of $9.51 to $23.86 per share of Airborne common stock.

Average Cash Premium Analysis.    Goldman Sachs analyzed 846 business combinations from 1992 through 2002 involving acquisitions for cash of U.S. companies valued at over $250 million with respect to the average cash premium paid on the acquired company’s common stock relative to its share price four weeks prior to announcement. This analysis indicated a range of annual average cash premiums from 22.9% to 50.3%. The annual average cash premium paid in 2002 was 32.1% and the median for all transactions from 1992 to 2002 was a premium of 35.4%.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Airborne or the contemplated transaction.

Goldman Sachs prepared these analyses solely for purposes of Goldman Sachs’ providing its opinion to Airborne’s Board of Directors as to the fairness from a financial point of view of the transaction. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Airborne, Deutsche Post, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

As described above, Goldman Sachs’ opinion to Airborne’s Board of Directors was one of many factors taken into consideration by Airborne’s Board of Directors in making its determination to approve the contemplated transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Appendix C to this proxy statement/prospectus.

Goldman Sachs, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. Goldman Sachs is familiar with Airborne, having provided certain investment banking services to Airborne from time to time, including having acted as the lead book manager of an offering of 5.75% convertible senior notes due 2007 in March 2002 and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the merger agreement.

Goldman Sachs also may provide investment banking services to Airborne or Deutsche Post or their respective affiliates in the future. The Airborne Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the contemplated transaction.

Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of Airborne or Deutsche Post for its own account and for the accounts of customers.

Financial Advisor Fee Arrangements

Pursuant to a letter agreement dated October 30, 2000, Airborne engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Airborne has agreed to pay Goldman Sachs a transaction fee equal to the greater of 0.75% of the aggregate consideration paid in the transaction and $10 million, a portion of which was payable upon execution of a definitive agreement and a majority of which is payable upon consummation of the transaction. In addition, Airborne has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Interests of Certain Persons in the Merger

In considering the recommendation of the Board of Directors, you should be aware that some of our directors and executive officers may be deemed to have interests in the merger that are different from, or in addition to, those of our stockholders.

Cancellation and Cash-Out of Outstanding Stock Options

Pursuant to the merger agreement, the holders of stock options (whether or not vested or exercisable) will be entitled to receive (1) from DHL, an amount in cash (net of any applicable withholding taxes) equal to the product of (a) the number of shares of Airborne common stock previously subject to the Airborne stock option and (b) the excess of the per share amount of cash to be paid in the merger over the exercise price per share of Airborne common stock previously subject to the Airborne stock option, and (2) if any shares of ABX Air common stock are being issued as part of the merger consideration, one share of ABX Air common stock for each share of Airborne common stock previously subject to such holder’s Airborne stock options. Any stock option with an exercise price per share of Airborne common stock that is equal to or greater than the per share amount of cash to be paid in the merger will be cancelled in full without any cash payment or ABX Air stock consideration. As of March 31, 2003, if the merger is completed our executive officers and directors will be entitled to receive approximately $8 million in the aggregate for the cancellation and cash-out of their outstanding stock options.

Change in Control Severance Benefits

We have change in control agreements with our executive officers, most of which were originally dated August 7, 2001, and have been subsequently amended. Under these agreements, the executives are entitled to certain severance benefits if employment is terminated without “cause” (as defined below) or with “good reason”

(as defined below) in connection with a change in control (including the consummation of the merger). In addition, the agreements of Carl Donaway and Lanny Michael, our Chief Executive Officer and Chief Financial Officer, respectively, have been amended to provide that each of these individuals will receive the specified change in control severance benefits if he terminates his employment without any reason during the 30-day period immediately following the first anniversary of the date of the change in control.

The change in control severance benefits under these agreements include the payment of a lump sum equal to a multiple (depending on the executive, either one, two, or three) of the sum of (1) the greatest of the executive’s annual base salary then in effect, the highest rate in effect during the two-year period prior to the date of termination, or a specified dollar amount, and (2) the greatest of the incentive compensation awarded to the executive for the year most recently ended, a pro-rata portion of the incentive compensation for the year in which the termination occurs, or a specified dollar amount. In addition, each executive will receive his full base salary through his date of termination, payment for all accrued vacation, payment by us of an amount equal to certain amounts forfeited by the executive under our qualified retirement plans, and a pro-rata portion of his incentive compensation for the year in which his employment is terminated.

Until the expiration of the term of the agreement (which is generally a four-year term) or, if earlier, the executive’s attainment of age sixty-five, we will pay the executive’s health insurance premiums and we will maintain all other employee benefit plans, programs, and policies in which the executive was entitled to participate immediately prior to his termination. We will also pay the executive the difference between the amount he is entitled to receive under the Supplemental Executive Retirement Plan (“SERP”) and the amount he would have received under the SERP if he had continued in our employ for an additional number of years (depending on the executive, either one, two, or three). Similarly, we will pay the executive the difference between the amount he is entitled to receive under our qualified defined benefit plan and the amount he would have received under such plan if the executive had continued in our employ for an additional number of years (depending on the executive, either one, two, or three). Certain additional provisions relating to stock options are not expected to apply following the merger because of the cancellation and cash-out of the stock options as described above. Finally, the executive will be provided with a gross-up payment equal to an amount, such that after payment of all taxes, including federal and state income taxes and additional excise taxes imposed by Section 4999 of the Internal Revenue Code, of 1986, as amended (“Internal Revenue Code”) on this additional payment, the executive will retain an amount equal to the excise taxes imposed by Section 4999 of the Internal Revenue Code.

If all of the executive officers were to be so terminated, they would receive change in control severance benefits, in the aggregate, valued at approximately $40 million.

For purposes of all of the above agreements, “good reason” generally includes the assignment to the executive of duties not customarily performed by our senior executives or inconsistent with the executive’s current position with us, a reduction in base salary, the failure by us to maintain any of the employee benefits to which the executive was entitled prior to the change in control, the failure by us to provide the executive with the number of paid vacation days to which he would be entitled as one of our salaried employees, the relocation of the executive’s offices to a location more than twenty-five miles from their current location, or any purported termination by us other than for “cause”, disability or the attainment of age sixty-five.

For purposes of the above agreements, “cause” is generally defined as the executive’s willful and continued failure to substantially perform his duties with us (other than any such failure resulting from incapacity due to physical or mental illness) after a specific demand for substantial performance, or the executive’s willful engaging in gross misconduct demonstrably injurious to us.

Pro-Rated Incentive Compensation

We maintain several incentive plans which grant annual bonus payments to our executive officers based upon our annual performance. Our Compensation Committee has amended the terms of such incentive plans such that the calculation for bonuses for 2003, if the merger is completed before the end of 2003, will be calculated on the basis of actual performance for the first quarter of 2003, target performance for each subsequent quarter completed prior to the completion date of the merger and a pro-rated target bonus for any partial quarter commenced prior to such date, instead of actual performance for the entire year.

Substitute Retention Arrangement with ABX Air

Joseph C. Hete, an executive officer of Airborne, will be an executive officer of ABX Air after consummation of the merger and separation, and may enter into a substitute retention agreement with ABX Air prior to the date of separation. Pursuant to the substitute retention agreement such executive will be provided with a cash retention bonus at least equal to the cash amount (not including amounts payable in respect of stock options or gross-up or tax reimbursement payments in respect of Section 4999 of the Internal Revenue Code, except as set forth below) that such executive would have been eligible to receive under his change in control agreement if he had experienced a termination of employment without “cause” (as defined above) at the time of the separation. His cash retention bonus will be paid in equal installments no less frequently than annually over a period of three years subject to continued employment with ABX Air during that period. In addition, his cash retention bonus will be payable in full on an accelerated basis as soon as practicable following termination of his employment during that period without “cause” or for “good reason” as defined in his retention agreement. Under the substitute retention agreement, such executive will also be entitled to gross-up or tax reimbursement payments in respect of Section 4999 of the Internal Revenue Code excise taxes incurred by the executive for excess parachute payments made to such executive in connection with the separation. In consideration for all the benefits available under the substitute retention agreement, such executive will agree to terminate his current change in control agreement and to release Airborne and all of Airborne’s affiliates of all liabilities and obligations under such change in control agreement. In general, Airborne will reimburse ABX Air for the costs of the retention agreements described in this paragraph.

Transaction Bonuses

We have also adopted a Transaction Bonus Program under which cash payments are triggered upon consummation of the merger. Certain officers (other than the Chief Executive Officer and Chief Financial Officer) may receive payments under this program in connection with this transaction at the discretion of the Chief Executive Officer. The maximum aggregate amount payable under this program will not exceed $500,000. In addition to the Transaction Bonus Program, upon the closing of the merger each of Carl Donaway and Lanny Michael will be entitled to a bonus payment in the amount of his annual base salary in effect for 2003. Such executives may be provided with a gross-up payment equal to taxes imposed by Section 4999 of the Internal Revenue Code, as described above.

Directorships and Officer Positions

After the separation, two of our directors, Richard M. Rosenberg and James H. Carey, will become directors of ABX Air. In addition, Joseph C. Hete, currently the President and Chief Operating Officer of ABX Air, will become a director and the President and Chief Executive Officer of ABX Air. After the separation, as stockholders of ABX Air, you will be entitled to vote on the election of directors of ABX Air at subsequent meetings of ABX Air stockholders.

Indemnification of the Directors and Officers

Pursuant to the merger agreement, the surviving corporation in the merger agrees to indemnify each of our directors and officers at least to the extent that the directors and officers are currently indemnified by Airborne. In addition, DHL has agreed to cause the surviving corporation to maintain our current director’s and officer’s liability insurance and fiduciary insurance policies for at least six years from the completion of the merger, subject to certain limitations. For a more detailed discussion on the indemnification of directors and officers, see “The Merger Agreement—Directors & Officers Indemnification and Insurance.”

Material Federal Income Tax Considerations

The following discussion summarizes the material federal income tax consequences of the merger. This discussion is based on currently existing provisions of the Internal Revenue Code, existing Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Airborne stock.

This discussion does not address all federal income tax considerations that may be relevant to particular Airborne stockholders that are subject to special rules or that may be important in light of such stockholders’ individual circumstances, such as stockholders who:

•	are dealers in securities or foreign currency;

•	are subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	are foreign persons or entities;

•	are financial institutions or insurance companies;

•	are tax-exempt organizations;

•	do not hold their Airborne shares as capital assets;

•	acquired their shares in connection with any stock option or stock purchase plans or in other compensatory transactions; or

•	hold Airborne stock as part of an integrated investment, including a “straddle” or “conversion” transaction, pledge against currency risk, or constructive sale, comprised of shares of Airborne stock and one or more other positions.

In addition, the following discussion does not address:

•	tax consequences of the merger under foreign, state or local tax laws;

•	tax consequences of transactions effectuated before, after or concurrently with the merger (whether or not any such transactions are undertaken in connection with the merger); or

•	tax consequences to holders of options, warrants or similar rights to acquire Airborne stock.

Airborne stockholders are urged to consult their own tax advisors as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences of the merger.

The exchange of Airborne stock for cash and shares of ABX Air common stock in the merger will be a taxable transaction to the Airborne stockholders. Each Airborne stockholder will recognize gain or loss in an amount equal to the difference between (1) the sum of (a) the fair market value of shares of ABX Air common stock received in the merger and (b) the cash proceeds received pursuant to the merger and (2) your adjusted tax basis in our common stock surrendered in exchange therefor. Such gain or loss will be a long-term capital gain or loss provided that a stockholder’s holding period for such shares is more than twelve months at the time of the consummation of the merger. There are limitations on the deductibility of capital losses. An Airborne stockholder’s aggregate basis in the ABX Air common stock received will equal its fair market value as of the date the merger is completed and the stockholder’s holding period for the ABX Air common stock will begin the day after the merger. The fair market value of the ABX Air common stock will be determined by the best available evidence as to its value at the effective time of the merger. You should consult with your own tax advisor with respect to your particular circumstances.

Certain non-corporate Airborne stockholders may be subject to backup withholding at a 30% rate on cash payments received in connection with the merger. Backup withholding will not apply, however, to an Airborne stockholder who (1) furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form, (2) provides a certification of foreign status on Form W-8 or successor form, or (3) is otherwise exempt from backup withholding. Airborne stockholders are urged to consult their own tax advisers regarding any information reporting and backup withholding requirements.

Appraisal Rights

If the merger is consummated, stockholders who do not vote “FOR” the adoption of the merger agreement, who hold shares of common stock of record on the date of making a written demand for appraisal as described below, who continuously hold shares of common stock through the closing of the merger, and who otherwise comply fully with Section 262 of the Delaware General Corporation Law, will be entitled to a judicial determination of the fair value of their shares of common stock exclusive of any element of value arising from the accomplishment of the merger in accordance with the provisions of Section 262 and to receive from us payment of such fair value in cash together with a fair rate of interest, if any, as determined by such court. A proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

Under Section 262, not less than 20 calendar days prior to the annual meeting, we must notify each holder of our stock who was a stockholder on the record date for the meeting that such appraisal rights are available and include a copy of Section 262 in each notice. This proxy statement constitutes the notice to the holders of record of common stock for this purpose.

The following is a summary of the procedures to be followed under Section 262, the full text of which is attached as Appendix D to this proxy statement. The following discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Appendix D. Stockholders should read carefully the full text of Section 262 because failure to follow any Section 262 procedure may result in the loss of appraisal rights. Any stockholder who desires to exercise appraisal rights should review Section 262 carefully before electing or attempting to exercise appraisal rights.

Holders of record of shares of common stock who desire to exercise appraisal rights must not vote in favor of the merger or consent to the merger in writing (including by returning a signed proxy card without indicating any voting instructions as to the proposal) and must deliver a separate written demand for appraisal of such shares to us prior to the taking of the vote on the merger agreement. A holder of shares of common stock wishing to exercise appraisal rights must hold of record such shares on the date the written demand for appraisal is made and must continue to hold such shares of record through the effective time of the merger. The demand for appraisal will be sufficient if it reasonably informs us of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of shares of common stock.

If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be executed by or for the record owner, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a holder of record provided the agent identifies the record owner or owners and expressly discloses in such demand that the agent is acting as agent for the record owner or owners of such shares.

A record holder, such as a broker, who holds shares of common stock as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise appraisal rights on behalf of such beneficial owners with respect to the shares held for such beneficial owners. In such case, the written demand for appraisal should set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to be applicable to all shares outstanding in the name of such record owner. If a stockholder holds shares of common stock through a broker which in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder. BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS AND WHO INTEND TO EXERCISE APPRAISAL RIGHTS SHOULD INSTRUCT THE RECORD OWNER TO COMPLY STRICTLY WITH THE STATUTORY REQUIREMENTS WITH RESPECT TO THE DELIVERY OF WRITTEN DEMAND FOR APPRAISAL. A DEMAND FOR APPRAISAL SUBMITTED BY A BENEFICIAL OWNER WHO IS NOT THE RECORD OWNER WILL NOT BE HONORED.

A proxy or vote against the adoption of the merger agreement will not constitute a demand for appraisal. Stockholders should not expect to receive any additional notice with respect to the deadline for demanding appraisal rights.

Any holder of record of common stock must deliver the written demand for appraisal prior to the taking of the vote on the merger agreement. All demands for appraisal should be addressed to Airborne, Inc., 3101 Western Avenue, P.O. Box 662, Seattle, Washington 98111, Attention: Secretary.

If the merger agreement is adopted, then within ten days after the effective date of the merger, we will provide notice of the effective date of the merger to all stockholders who have complied with Section 262 and who have not voted in favor of or consented to the merger.

A stockholder may withdraw a demand for appraisal in writing within 60 days after the effective time of the merger and accept the terms of the merger. Thereafter, our approval will be needed for such a withdrawal. In all events, if a petition for appraisal has been filed in the Delaware Court of Chancery, a stockholder may not withdraw without the approval of the Court.

Within 120 days after the effective date of the merger, in compliance with Section 262, any stockholder who has properly demanded an appraisal and who has not withdrawn his or her demand as provided above and Airborne each has the right to file in the Delaware Court of Chancery a petition, with a copy served on us in the case of a petition filed by a dissenting stockholder, demanding a determination of the fair value of the shares held by all dissenting stockholders. If, within the 120-day period following the effective time of the merger, no petition shall have been filed as provided above, all rights to appraisal will cease and all dissenting stockholders who owned shares of common stock will become entitled to receive the merger consideration for each share of common stock held, without interest. We are not obligated, and do not currently intend, to file such a petition.

Any dissenting stockholder is entitled, within the 120-day period following the effective time of the merger and upon written request to us, to receive from us a statement setting forth:

•	the aggregate number of shares of common stock which have not voted to approve the merger agreement and with respect to which demands for appraisal have been received; and

•	the aggregate number of dissenting stockholders.

Such statement must be mailed within ten days after a written request for such statement has been received by us, or within ten days after the expiration of the period for delivery of demands for appraisal, as described above, whichever is later.

Upon the filing of a petition, the Delaware court is empowered to determine which dissenting stockholders have complied with the provisions of Section 262 and are entitled to an appraisal of their shares. The Delaware court may require that dissenting stockholders submit their share certificates for notation thereon of the pendency of the appraisal proceedings and the Delaware court may dismiss the proceedings as to any dissenting stockholder who does not comply with such requirement.

After determining the stockholders entitled to appraisal, the Delaware court will appraise shares of common stock owned by the dissenting stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger. In determining the fair value, the Delaware court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair” price obviously requires consideration of all relevant factors involving the value of a company. The Delaware Supreme Court has stated, that in making this determination of fair value, the Delaware courts must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger and which “throw any light on future prospects of the merged corporation.”

The Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion {that} does not encompass known elements of value” but which applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should consider that the fair value of their shares determined by the Delaware court under Section 262 could be more than, the same as, or less than, the consideration payable pursuant to the merger agreement. We reserve the right to assert in any appraisal proceedings, that, for purposes of Section 262, the “fair value” of a share of common stock is less than the consideration payable pursuant to the merger agreement.

The Delaware court may also:

•	determine a fair rate of interest, if any, to be paid to dissenting stockholders in addition to the fair value of the shares;

•	determine the costs of the proceeding and assess such costs against the parties as the Delaware court deems equitable (however, costs do not include attorneys’ and expert witnesses’ fees); and

•	upon application of a dissenting stockholder, order all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

No appraisal proceedings in the Delaware court will be dismissed as to any dissenting stockholder without the approval of the Delaware court, and this approval may be conditioned upon terms which the Delaware court deems just.

From and after the effective date of the merger, stockholders who have demanded appraisal rights in accordance with Section 262 will not be entitled to vote or consent by written action any shares subject to demand for appraisal for any purpose and will not be entitled to receive payment of any dividends or other distributions payable to stockholders except dividends or distributions payable to stockholders of a record date prior to the effective date of the merger.

Failure to take any required step in connection with appraisal rights may result in the loss of such rights. Any stockholder who loses such rights will only be entitled to receive the consideration offered in the merger without interest.

Regulatory Requirements

Prior to the consummation of the merger and separation, Airborne, DHL and ABX Air are required to provide notification and furnish information to the DOT, the Federal Trade Commission and the Antitrust Division of the Department of Justice.

U.S. Department of Transportation

In anticipation of the proposed separation of ABX Air from Airborne, ABX Air is required to file a notification and information and materials with the DOT. ABX Air expects to file the required notification and materials with the DOT in May 2003. The DOT will review the information submitted and will determine whether ABX Air continues to be a United States citizen, fit, willing and able to engage in air transportation of cargo after the separation. Receipt of DOT confirmation or approval is not a condition to DHL’s obligation to close the merger. However, if the DOT determines that ABX Air is not fit, willing and able or is not a U.S. citizen, then the parties may need to make certain changes to address the DOT’s concerns or we may surrender the certificates and operating authorities of ABX Air, or the DOT may initiate a proceeding to suspend or revoke ABX Air’s certificates and operating authorities. If ABX Air’s certificates or authorities are surrendered, suspended or revoked, ABX Air will not be authorized to engage in air transportation of cargo. In addition, under certain circumstances, ABX Air will not be separated from Airborne and DHL will acquire all of Airborne’s operations (including ABX Air) for $21.65 per share in cash. This may occur if a court order blocking the transaction or other legal prohibition has been obtained by the DOT or otherwise arises under Title 49 of the United States Code, and the payment of the alternative merger consideration, among other things, would be sufficient to remove the legal prohibition, or if the parties mutually so agree after the date on which this proxy statement/prospectus is mailed to our stockholders. In this event, ABX Air or DHL would be obligated to surrender ABX Air’s certificates and operating authorities, because a non-U.S. citizen may not hold them.

HSR and State Antitrust Laws

Transactions such as the merger are subject to review by the United States Department of Justice (the “DOJ”) and the United States Federal Trade Commission (the “FTC”) to determine whether they comply with applicable antitrust laws. Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act (the “HSR Act”) applicable to the merger, the merger may not be completed until a waiting period following completion of the required filings by Airborne and DHL has expired or been terminated. The merger agreement provides that all waiting periods under the HSR Act must have expired or been terminated in order to complete the merger.

The HSR Act waiting period will expire thirty days after the required filings by Airborne and DHL unless the DOJ or FTC issues a formal request for additional information. In the event that a request for additional information is issued to Airborne or DHL, the HSR waiting period will expire thirty days after both Airborne and DHL substantially comply with the request, unless Airborne and DHL agree to extend the period further.

At any time before or after the merger, the DOJ or the FTC could take action under the antitrust laws, including seeking to enjoin the merger or seeking divestiture of substantial assets of Airborne or DHL or their subsidiaries. Private parties and state attorneys general may also bring an action under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the merger will not be made or that, if made, Airborne and DHL would prevail or would not be required to accept certain conditions, including divestitures, in order to complete the merger. Each of Airborne and DHL expects to file the required notification and report forms with the DOJ and FTC in May 2003.

Foreign Regulatory Filings

In connection with the merger, the laws of a number of foreign countries and jurisdictions in which Airborne conducts its business may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in those countries and jurisdictions. The governments in those countries and jurisdictions may attempt to impose additional conditions on Airborne’s operations conducted in those countries.

Accounting Treatment

The merger will be accounted for under the purchase method of accounting in accordance with international accounting standards, whereby the value of the consideration paid in the merger will be allocated based upon the estimated fair values of the assets acquired and liabilities assumed at the effective date of the merger.

THE MERGER AGREEMENT

The following is a summary description of all the material terms of the merger agreement. The summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement/prospectus as Appendix A and is incorporated by reference into this proxy statement. To understand fully the terms of the merger agreement, stockholders should read carefully the full text of the merger agreement.

General

Atlantis Acquisition, an indirect, wholly-owned subsidiary of DHL, will be merged into Airborne, with Airborne being the surviving corporation. The closing will occur on July 25, 2003, or on the second business day after all of the closing conditions set forth in the merger agreement have been satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the effective time, but subject to the satisfaction or waiver of those conditions), unless otherwise agreed to by the parties. The merger agreement provides, however, that if as of the date the closing would otherwise occur as described above, the parties have not received confirmation by the DOT that ABX Air will, after the effective time, be a United States citizen and be fit, willing and able, within the meaning of the DOT’s rules, regulations, precedents and statutes to engage in air cargo transportation services, then DHL will have the right to delay the closing until the business day preceding the end date of the merger agreement, which is November 25, 2003.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation

Following the merger, the separate corporate existence of Atlantis Acquisition will cease. Airborne will be the surviving corporation in the merger and will be an indirect, wholly-owned subsidiary of DHL. In accordance with the Delaware General Corporation Law (“DGCL”) and the terms of the certificate of merger, the merger will be effective at the time and date which is the date and time of the filing of the certificate of merger with the Secretary of State of Delaware or such other time and date as DHL and Airborne may agree and as will be specified in the certificate of merger. Upon the consummation of the merger on the terms and conditions of the merger agreement, Airborne, as the surviving corporation, will succeed to all the rights, assets, liabilities and obligations of Airborne and Atlantis Acquisition in accordance with the provisions of the DGCL. The merger agreement provides that the certificate of incorporation of Airborne in effect immediately prior to the merger will be the certificate of incorporation of Airborne from and after the merger unless and until amended in accordance with its terms and as provided by law. The bylaws of Atlantis Acquisition in effect immediately prior to the merger will be the bylaws of Airborne from and after the merger unless and until amended in accordance with their terms and the terms of the certificate of incorporation of Airborne and as provided by law. The merger agreement also provides that the initial directors and officers of Atlantis Acquisition will be the directors and officers of Airborne after the merger until the earlier resignation or removal or until their respective successors are duly elected or appointed and qualified.

Merger Consideration

By virtue of the merger, each share of Airborne common stock issued and outstanding (except for shares owned by Airborne or any of its wholly-owned subsidiaries, as treasury stock or otherwise, or by DHL or any of its wholly-owned subsidiaries) immediately prior to the effective time of the merger will be converted into the right to receive either (1) both (a) $21.25 in cash payable to the holder thereof, without interest (the “cash consideration”), less any required withholding taxes, and (b) one fully paid and nonassessable share of ABX Air common stock (the “stock consideration”) or (2) in the limited circumstances described below, $21.65 in cash payable to the holder thereof without interest (the “alternative merger consideration”), less any required withholding taxes, in which case the separation will not occur. The alternative merger consideration will be paid if (1) a court order blocking the transaction or other legal prohibition has been obtained by the DOT or otherwise arises under Title 49 of the United States Code, and the payment of the alternative merger consideration, among other things, would be sufficient to remove the legal prohibition, or (2) after the mailing of this proxy statement/

prospectus, the parties to the merger agreement mutually so agree. Any shares held by Airborne stockholders who have properly exercised rights to payment of the fair value of their shares under Delaware law will be converted into the right to receive the consideration as may be determined to be due with respect to their shares under Section 262 of the DGCL. Shares of Airborne common stock held by Airborne, DHL or any wholly-owned subsidiary of DHL will be cancelled and retired and will cease to exist and no cash, stock of ABX Air or other consideration will be delivered in exchange therefor. Shares of Airborne common stock held by wholly-owned subsidiaries of Airborne will be converted into one share of common stock of the surviving corporation and no cash, stock or other consideration will be delivered in exchange therefor. Each share of common stock of Atlantis Acquisition issued and outstanding immediately prior to the merger will be converted into one share of common stock of the surviving corporation and no cash, stock or ABX Air or other consideration will be delivered in exchange therefor.

Stock Options

The holders of stock options (whether or not vested or exercisable) will be entitled to receive (1) from DHL, an amount in cash (net of any applicable withholding taxes) equal to the product of (a) the number of shares of Airborne common stock previously subject to the Airborne stock option and (b) the excess of the per share amount of cash to be paid in the merger over the exercise price per share of Airborne common stock previously subject to the Airborne stock option, and (2) if any shares of ABX Air common stock are being issued as part of the merger consideration, one share of ABX Air common stock for each share of Airborne common stock previously subject to such holder’s Airborne stock options. Any stock option with an exercise price per share of Airborne common stock that is equal to or greater than the per share amount of cash to be paid in the merger will be cancelled in full without any cash payment or ABX Air stock consideration. After the merger, all Airborne stock options will be cancelled in full and no Airborne stock options will be exercisable, whether for shares of Airborne common stock, shares of ABX Air common stock or shares of DHL common stock.

Payment Procedures

DHL will appoint an exchange agent reasonably acceptable to us that will make payment of the merger consideration in exchange for certificates representing shares of our common stock. DHL will deposit sufficient cash with the exchange agent from time to time or at the effective time of the merger in order to permit the payment of the cash merger consideration. Promptly after the effective time of the merger, the exchange agent will send our stockholders a letter of transmittal and instructions explaining how to send their stock certificates to the exchange agent. The exchange agent will (1) mail checks for the appropriate cash merger consideration, minus any withholding taxes required by law, and (2) register your ownership interest in the shares of ABX Air common stock in uncertificated shares in book-entry form through the direct registration system with the registrar, promptly following the exchange agent’s receipt and processing of the Airborne common stock certificates and properly completed transmittal documents. The registrar will then mail an account statement reflecting your ownership interest in the uncertificated shares of ABX Air common stock.

Representations and Warranties

The merger agreement contains customary representations and warranties of the parties. These include representations and warranties of Airborne relating to: due organization and due qualification to do business; authorization to consummate the transaction; Airborne’s capitalization and share ownership; existing indebtedness; governmental filings or consents necessary in connection with the transaction; accuracy of Airborne’s SEC filings and financial statements; absence of undisclosed liabilities; absence of certain changes to operations; licenses; ownership and condition of assets; litigation; compliance with laws; employment and collective bargaining issues; taxes; real property; environmental matters; insurance policies; intellectual property; employee benefits; material contracts; accuracy of information supplied; affiliate transactions; board recommendation; applicability of antitakeover statutes; vote required by stockholders of Airborne to approve the transaction; ownership of aircraft; landing rights; U.S. citizenship; opinion of financial advisor; and employment of finders and brokers in connection with the transaction.

The merger agreement also contains representations and warranties made by DHL and Atlantis Acquisition relating to: due organization and due qualification to do business; authorization to consummate the transaction; capitalization and share ownership; governmental filings or consents necessary in connection with the transaction; litigation; no ownership of Airborne common stock; accuracy of information supplied; finders and brokers in connection with the transaction; financing; nature of operations of Atlantis Acquisition; and fraudulent conveyance.

The representations and warranties do not survive the merger. As a condition to DHL’s obligation to close, the representations and warranties of Airborne must be true and complete, except for such failures to be true and complete as would not reasonably be expected to have a Material Adverse Effect. “Material Adverse Effect” as defined in the merger agreement does not include: (1) general economic, market or political conditions or changes applicable to the industries and markets in which Airborne operates so long as Airborne is not materially disproportionately affected; (2) changes in financial or securities markets; (3) changes in legal requirements; (4) effects relating to the announcement of the transactions, including with respect to earnings performance, stock price, labor relations and customer defections; or (5) failure to obtain DOT confirmations or approvals or failure of the surviving corporation to obtain a foreign freight forwarder license.

As a condition to Airborne’s obligation to close, the representations and warranties of DHL must be true and complete, except for such failures to be true and complete as would not reasonably be expected to have a material adverse effect.

Interim Operating Covenants

Airborne has agreed to, and has agreed to cause its subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and use their respective best efforts to preserve intact their present business organizations, lines of business, rights and franchises and preserve their relationships with customers, suppliers, employees and others having business dealings with them. Without limiting the generality of the foregoing, except as specifically contemplated or permitted by the merger agreement, the other transaction agreements or as specifically set forth in a schedule to the merger agreement, or unless DHL expressly consents in writing in advance (such consent not to be unreasonably withheld or delayed), Airborne has agreed that it will not, and will cause each of its subsidiaries not to:

(1)  willfully take any voluntary action which would cause Airborne to be unable to meet the closing conditions of DHL and Atlantis Acquisition;

(2)  enter into, modify in any respect, terminate, renew for a period extending past the end date of the merger agreement, suspend or abrogate any contract, agreement, commitment, arrangement or understanding to which Airborne or any of its subsidiaries is a party or by which any such person or its assets is bound; provided that Airborne and its subsidiaries shall be entitled to enter into new contracts, agreements, commitments, arrangements or understandings (a) which would involve payments by or to or the assumption of any other obligations or liabilities of any of the surviving corporation, Airborne or any of its subsidiaries with a value not in excess of $1 million individually or $15 million in the aggregate, (b) with customers and independent contractors that are in the ordinary course of business consistent with past practice, (c) to lease real property (other than with respect to any hub facility, gateway facility, central corporate office or other real property with annual lease payment in excess of $1 million) and equipment (other than with respect to any aircraft) and (d) in accordance with the other provisions of the section in the merger agreement regarding the interim operating covenants, as long as, in any such case described in clauses (a), (b) and (c), such contracts are entered into in the ordinary course of business consistent with past practice and as long as, in the case of clause (c), the annual rental in respect of any such lease does not exceed $1 million; and provided, further, that Airborne and its subsidiaries shall be entitled to enter into new collective bargaining agreements or renew any such existing agreements for a period extending past the end date of the merger agreement as long as Airborne has complied with the obligations with respect to collective bargaining agreements set forth in the merger agreement;

(3)  sell (including sale-leaseback), lease, mortgage, encumber or otherwise dispose of or subject to a lien (other than a permitted lien ) any assets of Airborne or any of its subsidiaries (including the capital stock of any subsidiary), except for (a) sales of non-material assets in the ordinary course of business consistent with past practices, (b) in connection with capital leases otherwise permitted by the interim operating covenants or (c) the amendment, renewal or refinancing of Airborne’s senior credit facility or accounts receivable facility (provided that such amendment, renewal or refinancing does not (x) increase the amounts available for borrowing thereunder, (y) materially increase the interest rate applicable to such facility or (z) impose any additional costs or obligations with respect to the prepayment or repayment of such facility);

(4)  amend or propose to amend or otherwise change its certificate of incorporation or bylaws (or other applicable governing instruments), other than (a) the bylaw amendment approved by the Board of Directors of Airborne prior to the date hereof to effect the end of the classified board and (b) the adoption by ABX Air of the certificate of incorporation and bylaws attached to the merger agreement as exhibits (and Airborne shall cause ABX Air to adopt such certificate of incorporation and bylaws prior to the consummation of the separation);

(5)  split, combine, subdivide or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend (other than Airborne’s regular quarterly dividend not to exceed $0.04 per share of Airborne common stock at normal record dates and payment dates) or other distribution (whether in cash, stock or property or any combination thereof), in respect of its or its subsidiaries’ capital stock, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities or any securities of Airborne or any of its subsidiaries, except for (a) dividends paid by any subsidiary that is, directly or indirectly, wholly-owned by Airborne and (b) stock for stock issuances made in connection with the exercise of any option under the Airborne option plans;

(6)  issue, deliver, sell, encumber or otherwise dispose of or subject to a lien, or authorize the issuance, delivery, sale, encumbrance or disposition of, or lien on any shares of its capital stock of any class or other equity interests or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or other equity interests, other than (a) the issuance of shares of Airborne common stock upon the exercise of the Airborne stock options outstanding as of the date of the merger agreement in accordance with their present terms in the ordinary course of business consistent with past practice, (b) the issuance of shares of Airborne common stock upon the conversion of Airborne’s convertible senior notes and (c) as expressly contemplated in the transaction agreements;

(7)  (a) materially increase benefits under any benefits plan, (b) materially increase funding under any benefit plan, except in the ordinary course of business consistent with past practice or as required by law, (c) establish, adopt, enter into, amend (other than any amendment that would result in a reduction in the costs of such benefit plan) or terminate any benefit plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a benefit plan if it were in existence as of the date of the merger agreement, (d) grant or agree to grant any increase in the rates of salaries or compensation payable to any Airborne employee except in the ordinary course of business consistent with past practice (other than as required by law or in connection with the entry into, amendment, renewal of any collective bargaining agreement, as long as Airborne has complied with the obligations with respect to collective bargaining agreements set forth in the merger agreement), or (e) enter into, modify in any respect, terminate or renew for a period extending past the normal renewal cycle, consistent with past practice, any directors’ and officers’ liability insurance policy other than as contemplated by the merger agreement;

(8)  enter into, modify in any respect, terminate, renew for a period extending past the end date of the merger agreement, suspend or abrogate any existing (i) employment agreement, change in control agreement or other severance agreement, other than with respect to at will employment agreements that may be terminated without penalty or (ii) consulting agreement or sales agency contract with respect to the performance of personal services that provides for the payments in excess of $200,000 annually;

(9)  (a) loan any money to any Airborne employee or affiliate of Airborne, (b) advance any money to any Airborne employee or affiliate of Airborne, except in the ordinary course of business consistent with past practice, or (c) loan or advance any money to any other person (other than to Airborne or a wholly-owned subsidiary of Airborne) other than in the ordinary course of business consistent with past practice and in amounts not in excess of $1,500,000 in the aggregate outstanding at any time;

(10)  directly or indirectly acquire, make any investment (other than investments not exceeding $5 million in the aggregate or investments in cash or cash equivalents consistent with past practice) in, or make any capital contributions to, any person (other than in or to a subsidiary of Airborne) other than in the ordinary course of business consistent with past practice;

(11)  acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly (including by lease), any assets, other than (a) pursuant to agreements in effect as of the date of the merger agreement and set forth on the merger agreement schedules, (b) in accordance with clause (22) below, or (c) assets, not constituting a business, in the ordinary course of business consistent with past practice;

(12)  repurchase or incur, or agree to repurchase or incur, any indebtedness, other than (a) indebtedness incurred in the ordinary course of business consistent with past practice and in amounts and on terms consistent with past practices and not in excess of $1 million individually or $10 million in the aggregate or (b) indebtedness incurred in the ordinary course of business consistent with past practice or refinanced pursuant to Airborne’s senior credit facility and the accounts receivable facility or any renewal thereof;

(13)  enter into, or amend in any material respect or terminate any material joint venture, partnership or other similar arrangement;

(14)  (a) pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of liabilities or obligations in the ordinary course of business consistent with past practices or in accordance with their terms as in effect on the date of the merger agreement or as contemplated by the interim operating covenants in the merger agreement, (b) waive, release, grant, or transfer or fail to enforce any rights of material value, other than in the ordinary course of business consistent with past practices, or (c) settle or compromise any litigation, investigation, arbitration, proceeding or claim (whether or not commenced prior to the date of the merger agreement), other than settlements or compromises of litigation (x) where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $1 million individually or $5 million in the aggregate or (y) involving workers compensation or other employment disputes or vehicle and premises liability claims covered by insurance (subject to deductibles and self-insured retentions) settled or compromised in the ordinary course of business consistent with past practice;

(15)  make or change any material income tax election inconsistent with past practice, amend any material income tax election or settle any material tax liability in excess of amounts reserved therefor on the financial statements of Airborne as of the date of the merger agreement;

(16)  enter into or amend any transaction, contract, commitment, arrangement or understanding with any affiliate of Airborne, other than as contemplated by the transaction agreements;

(17)  except as may be required as a result of a change in law or in GAAP, change any of the accounting practices or principles used by it;

(18)  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Airborne or any of its subsidiaries (other than the merger and the separation);

(19)  enter into any transaction, contract, commitment, arrangement or understanding that limits or otherwise restricts Airborne or any of its subsidiaries from engaging in any business in any geographic location;

(20)  fail to maintain all material insurance listed in the merger agreement schedules or, if such insurance has expired, obtain and maintain substantially similar insurance to the extent available at commercially reasonable terms;

(21)  fail to file with the DOT and the Federal Aviation Administration (“FAA”) all material reports required to be filed under applicable DOT or FAA rules and regulations in the ordinary course of business in order to operate ABX Air’s business as currently conducted until immediately prior to the merger;

(22)  other than as set forth in the capital expenditures budget for fiscal 2003, make or authorize any single capital expenditure in excess of $2 million or capital expenditures which are, in the aggregate, in excess of $15 million for Airborne and its subsidiaries, taken as a whole; or

(23)  authorize any of, or commit or agree to take any of, the foregoing actions.

Recommendation by the Board of Directors

The merger agreement provides that Airborne, acting through its Board of Directors, will recommend the approval and adoption of the merger agreement, the merger and the other transactions contemplated by the merger agreement and use all reasonable efforts to obtain the necessary approvals by its stockholders of the merger agreement, the merger and the other transactions contemplated by the merger agreement. The Board of Directors may, however, withdraw, modify or qualify its recommendation in the circumstances described below under “No Solicitation.”

No Solicitation

The merger agreement provides that neither Airborne, its subsidiaries, nor any of their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives will directly or indirectly: (1) solicit, initiate or encourage any Acquisition Proposal (as defined below), or engage in any discussions or negotiations regarding an Acquisition Proposal; (2) disclose any non-public information relating to Airborne or any of its subsidiaries, or their businesses, assets, liabilities or prospects or afford access to the properties, books or records of Airborne or any of its subsidiaries to, any person who has made or may reasonably be expected to make an inquiry regarding an Acquisition Proposal or an Acquisition Proposal; or (3) otherwise take any action to facilitate or encourage the submission of any inquiry regarding an Acquisition Proposal or any Acquisition Proposal or, subject to the exception described below, agree to recommend or accept an Acquisition Proposal. “Acquisition Proposal” is defined in the merger agreement as any offer or proposal for: (a) a merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction or series of related transactions involving Airborne or any of its subsidiaries (other than the merger or the separation); (b) any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of the assets of Airborne or any of its subsidiaries constituting twenty percent (20%) or more of the consolidated assets of Airborne or accounting for twenty percent (20%) or more of the consolidated revenues of Airborne (other than the merger or the separation); or (c) any tender offer, exchange offer or other offer for, or acquisition or series of related acquisitions by any person or group (within the meaning of Regulation 13D under the Securities Act) of beneficial ownership of, twenty percent (20%) or more of the outstanding Airborne common stock or of the common stock of any subsidiary of Airborne

However, the merger agreement provides that prior to obtaining the requisite stockholders’ approval, Airborne may negotiate or otherwise engage in discussions with, and furnish non-public information relating to Airborne or any of its subsidiaries or their businesses, assets, liabilities or prospects or afford access to the properties, books or records of Airborne or any of its subsidiaries to a third party that delivers an unsolicited bona fide Acquisition Proposal that the Board of Directors determines in good faith could reasonably be expected to lead to a “Superior Proposal” if the Board of Directors of Airborne determines in good faith, after receiving the advice of Airborne’s outside counsel, that the failure to take such action would constitute a breach of its fiduciary duties under applicable laws. In this case, Airborne is obligated to disclose to DHL the identity of any third party that makes an Acquisition Proposal and the material terms and conditions of such Acquisition Proposal. “Superior Proposal” is defined in the merger agreement as any bona fide, unsolicited written acquisition proposal from a third party that is for more than fifty percent (50%) of the voting power of Airborne or all or substantially all of the assets of Airborne and its subsidiaries, taken as a whole, and which a majority of the entire Board of Directors of Airborne determines in good faith (on the basis of the advice of a financial advisor of nationally recognized reputation and after receiving the advice of its outside legal counsel), taking into account the person making the proposal, and the likelihood and timing of consummation and other relevant factors, would result in a transaction that is superior from a financial point of view to Airborne’ stockholders than the merger and the other transactions contemplated by the merger agreement and the other transaction agreements, including any proposed alterations to the terms of those agreements proposed by DHL in response to such Superior Proposal.

Prior to accepting a Superior Proposal or withdrawing, modifying or qualifying in a manner adverse to DHL the recommendation of the merger by the Board of Directors, Airborne must give DHL four business days prior written notice advising DHL that it intends to take such action and describing its reasons for taking such action. During such period, Airborne and ABX Air shall be obligated to consider in good faith any modifications or alternatives to the merger agreement and other transaction agreements proposed by DHL or Atlantis Acquisition to result in an equivalent or superior proposal.

Directors & Officers Indemnification and Insurance

Airborne, as the surviving corporation, has agreed to indemnify all past and present directors, employees and officers (in all of their capacities) of Airborne and its subsidiaries to the extent such individuals are indemnified as of the date of the merger agreement by Airborne pursuant to Airborne’s or any subsidiaries’ certificate of incorporation and bylaws in existence on the date of the merger agreement (or with respect to ABX Air as they would be entitled under the certificate of incorporation and bylaws attached as exhibits to the merger agreement) and to the fullest extent permitted by law in connection with any action arising out of, relating to or in connection with acts or omissions occurring or alleged to have occurred prior to the merger. DHL and Airborne, as the surviving corporation, have agreed to maintain for six years after the merger coverage under Airborne’s directors & officers liability insurance policies as in effect on the date of the merger agreement for acts or omissions occurring prior to the merger. DHL may substitute therefor policies with a reputable insurer of comparable credit quality of substantially similar coverage and amounts containing terms no less advantageous in the aggregate. However, DHL will not be obligated to pay an amount in excess of 250% of the last annual premiums paid by Airborne immediately prior to the merger for such insurance.

U.S. Department of Transportation Review

Airborne and DHL have agreed to each use their best efforts to obtain confirmation from the DOT that ABX Air will, after the effective time of the merger, be a United States citizen and be fit, willing and able to engage in air cargo transportation services after the separation. However, receipt of DOT confirmation or approval is not a condition to closing and lack of DOT confirmation or approval cannot be the basis for a “Material Adverse Effect,” a breach of a representation, warranty or covenant or termination of the merger agreement. Airborne and DHL will have eight months from the date of the merger agreement in order to complete DOT review. If DOT confirmation or approval is not obtained within that period, the merger and separation will occur if the conditions to closing have been satisfied or waived. If a court order blocking the merger or other legal prohibition is in effect, the parties are obligated to use their best efforts to remove the legal prohibition, including surrendering any authorities (including the air carrier certificate and authority held by ABX Air) and otherwise acting to permit DHL to lawfully own the assets and properties of Airborne and ABX Air and paying the alternative merger consideration. The obligation of Airborne and DHL to complete the merger is subject to, among other things, there being no legal prohibition against the merger that remains in effect after the parties have used their best efforts to remove it.

Separation

The merger agreement provides that Airborne will, and will cause all of its appropriate subsidiaries to, use their best efforts to take all steps to be prepared to consummate the separation in accordance with the terms of the separation agreement. DHL will cause its affiliate DHL Holdings to make the loan (which loan will be evidenced by one or more promissory notes to be issued by ABX Air to DHL Holdings) to ABX Air as provided in the separation agreement.

Access to Information

Airborne has agreed to, and will cause its subsidiaries to, provide, between the date of the merger agreement and the effective time of the merger, DHL and its officers, employees, counsel, financial advisors and other representatives prompt, reasonable access during normal business hours to all of Airborne’s and its subsidiaries’ properties, books, contracts, commitments, personnel and records and, during such period, Airborne shall, and shall cause each of its subsidiaries to, furnish as promptly as practicable to DHL such information concerning Airborne’s and its subsidiaries businesses, properties, financial condition, operations and personnel as DHL may from time to time reasonably request. However, Airborne may restrict the foregoing access to the extent that any law, rule or regulation of any governmental authority applicable to Airborne or its subsidiaries requires that Airborne or its subsidiaries restrict access to any properties or information.

Best Efforts; Consents

Each of Airborne, DHL and Atlantis Acquisition has agreed, subject to the terms and conditions of the merger agreement, to use their best efforts to or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the merger and the other transactions contemplated by the merger agreement and the other transaction agreements, including the following:

•	obtaining of any necessary consent, authorization, order or approval of, or any exemption by, any governmental authority and/or any other public or private third party which is required to be obtained by such party or any of its subsidiaries in connection with the merger and the other transactions contemplated by the merger agreement (provided that Airborne will not pay or agree to pay any material amount or agree to any other material liability or obligation to obtain a consent without the prior written approval of DHL) and the making or obtaining of all necessary filings and registrations with respect thereto,

•	defending of any lawsuits or other legal proceedings before any governmental authority seeking to enjoin, restrain or delay the consummation of the transactions contemplated by any of the transaction agreements, and

•	execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement and the other transaction agreements.

Notwithstanding the foregoing, and subject to the provisions of the merger agreement relating to DOT confirmation or approval, neither DHL, Atlantis Acquisition nor Airborne will be required to or will agree to any prohibition, limitation or other requirement that would (1) adversely affect any rights or obligations of such party or the surviving corporation under the transaction agreements in a manner which, individually or in the aggregate, would reasonably be expected to be materially adverse to the assets, liabilities, business, results of operations or condition (financial or otherwise) of such party or the surviving corporation and its subsidiaries, taken as a whole, or (2) materially impair the ability of such party or the surviving corporation to conduct its business as currently conducted or as contemplated to be conducted by the transaction agreements.

Employee Benefits

DHL has agreed, for a period of twelve months following the effective time of the merger to provide the active employees of Airborne with benefits that are no less favorable in the aggregate than those provided by Airborne or its subsidiaries to such employees under the benefit plans as of the effective time of the merger, after giving effect to the employee matters agreement. DHL is not obligated to continue, provide or otherwise take into account any benefit plan that relates to equity interests or that is an equity-based arrangement, any benefits provided under any change-in-control or parachute agreement, and any benefits provided with respect to any non-qualified deferred compensation plan or supplemental retirement plan, except as described below. Nothing in the merger agreement will be construed to mean that DHL cannot amend or terminate any particular benefit plan or any other employee benefit, compensation or incentive plan, policy or arrangement so long as the above requirements and applicable law are otherwise satisfied.

With respect to active employees of Airborne who were participants in the SERP as of the effective time of the merger, after giving effect to the employee matters agreement, DHL is obligated to maintain the SERP or a comparable substitute at least until the earlier of (1) December 31, 2007, or (2) the date that such current participants are no longer employees of Airborne or any of its affiliates, with no amendment that would affect benefits accrued as of the effective time of the merger, the rate of future benefit accruals, forms and timing of payment or methods of calculating benefits with respect to any such participant without the participant’s consent.

With respect to any employee benefit plans of DHL in which the employees of Airborne participate subsequent to the effective time of the merger, DHL will (1) waive all limitations as to pre-existing condition exclusions applicable to those employees to the same extent such exclusions would have been waived under the benefit plans in which those employees were participating immediately prior to the merger, and (2) recognize all service of the employees of Airborne or its subsidiaries with such entity for purposes of eligibility to participate and vesting under any employee benefit plan of DHL in which those employees may be eligible to participate after the merger to the same extent taken into account under the benefit plans in which those employees participated immediately prior to the merger. The director stock bonus plan has been frozen for new awards and future stock issuances, except that outstanding share accounts under the director stock bonus plan will be accelerated prior to the merger and all shares issuable from such accounts issued.

Fees and Expenses

Except as described below under “The Merger Agreement—Termination Fee” and for certain public relations costs which the parties have agreed to split equally, each party will be responsible for their own costs and expenses, whether or not the merger is consummated.

Public Announcements

Each of the parties has agreed that it will not, without the prior written consent of the other parties, make any press release or other public statement concerning the merger agreement or the other transaction agreements or the transactions contemplated by the merger agreement or the other transaction agreements. However, (1) the parties will mutually agree upon their respective initial press releases regarding the execution of the merger agreement and the transactions contemplated by the merger agreement, (2) any party may make any disclosure which is consistent in all material respects with (a) the initial press releases issued by either party or (b) the communication guidelines separately agreed between the parties, (3) any party may make any disclosure which its counsel deems necessary in order to fulfill such party’s disclosure obligations imposed by law, legal process or the rules of any national securities exchange or automated quotation system, so long as the disclosing party consults with the other parties prior to such disclosure and considers in good faith the other parties’ considerations with respect to such disclosure and (4) any party may issue a press release or make any other public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls as long as any such releases or statements are not inconsistent in any material respect with or additive in any material respect to the communication guidelines or any previous press releases, public disclosures or public statements made by DHL or Airborne in compliance with the terms of the merger agreement.

Each of the parties has agreed that it shall not, without the prior written consent of the other parties, make any statements to employees. However, any party may issue statements or make statements to employees that are not inconsistent in any material respect with or additive in any material respect to the employee communications guidelines separately agreed between the parties.

Collective Bargaining Agreements

Airborne has agreed to promptly notify DHL of any material written or oral notice or other communication it receives from or has with any person that relates to the collective bargaining agreements of Airborne or any of its subsidiaries. With respect to the negotiation of any modification, renewal, extension or assumption of any collective bargaining agreement or obligation, Airborne agrees to keep DHL fully informed, on a current basis, of the terms and conditions being negotiated and of any material developments or changes in such negotiations, and to regularly discuss with DHL its strategy for any such negotiations and the terms and conditions of any collective bargaining agreement.

Airborne has agreed to promptly notify DHL in the event of any of the following:

•	material unfair labor practice charge or complaint is made or, to the knowledge of Airborne, is threatened against Airborne or its subsidiaries;

•	labor strike, slowdown, work stoppage or lockout comes into effect or, to the knowledge of Airborne, is threatened against Airborne or any of its subsidiaries;

•	representation campaign or other material representation activity is commenced to solicit cards from employees of Airborne, any of its subsidiaries or, to the knowledge of Airborne, any of the independent contractors engaged by Airborne or any of its subsidiaries to authorize representation by any labor organization;

•	material action, suit, complaint, charge, arbitration, proceeding or investigation by or before any governmental authority is brought by or on behalf of any labor organization or other representative of the employees, or purported class action plaintiff on behalf of employees, of Airborne or any of its subsidiaries or, to the knowledge of Airborne, is threatened against Airborne or any of its subsidiaries; or

•	material grievance is commenced or, to the knowledge of Airborne, is threatened.

Airborne has also agreed to keep DHL fully informed, on a current basis, of any material developments with respect to any matter described above, and to regularly discuss with DHL its strategy for responding to any matter described above.

No Solicitation of Employees

DHL and Airborne have mutually agreed that, until the earlier of the closing of the merger or the first anniversary of the termination date of the merger agreement, they will not, and they will cause their respective subsidiaries not to, without the prior written consent of the other party, directly or indirectly, solicit to hire or hire (or cause or seek to cause to leave the employ of the other party), or enter into a consulting agreement with, any senior management, regional management or director level personnel of the other party, unless such person ceased to be an employee of Airborne or its subsidiaries prior to such action by the other party or any of its subsidiaries. However, in the case of such person’s voluntary termination of employment with Airborne or any of its subsidiaries, such person shall have ceased to be such an employee at least three months prior to such action by the other party or any of its subsidiaries.

The above restrictions do not apply to bona fide public advertisements for employment placed by any party and not specifically targeted at the employees of any other party.

Financing

Airborne has agreed to reasonably cooperate with DHL and Atlantis Acquisition in connection with the arrangement by DHL of any financing to be consummated prior to or contemporaneously with the closing of the merger, including any refinancing or replacement of any existing, or the arrangement of any new, facility for indebtedness of Airborne.

Subject to any refinancing of Airborne’s 5.75% convertible senior notes or 7.35% senior notes, DHL has agreed to cause the surviving corporation to assume such indebtedness. With respect to guarantees provided by ABX Air or certain of its subsidiaries, the parties have agreed to use their commercially reasonable efforts to seek releases from such guarantees. Subject to any refinancing of the Wilmington Air Park industrial development revenue bonds, the parties have agreed to use their commercially reasonable efforts to seek the appropriate consents and, if not obtained, the surviving corporation will redeem such bonds. Subject to any refinancing of the senior credit facility or accounts receivable facility, the surviving corporation will repay in full all amounts under such facilities. The parties have agreed to use their commercially reasonable efforts to seek necessary consents with respect to aircraft leases and to release Airborne and AEI from guarantees relating thereto. If such releases are not obtained, subject to any refinancing of the aircraft leases, the surviving corporation and AEI will remain obligated under such guarantees. Subject to refinancing of the mortgage with respect to Advanced Logistics Services Inc., the parties have agreed to use their commercially reasonable efforts to seek any necessary consents, and, if not obtained, the surviving corporation will repay the mortgage.

DHL and the surviving corporation have agreed to indemnify ABX Air for liability incurred by ABX Air under the guarantee relating to the 5.75% convertible senior notes indenture, the guarantee relating to the 7.35% senior notes indenture, the senior credit facility and the aircraft leases as a result of the breach of such leases arising out of the merger or the separation.

Closing ABX Air Balance Sheet

Prior to the closing date of the merger, Airborne has agreed to deliver to DHL an estimated closing balance sheet of ABX Air. DHL and its representatives will have the right to review all work papers and supporting materials and records and calculations of Airborne and its representatives in preparing the estimated closing balance sheet. The parties will negotiate in good faith and use their respective best efforts to mutually agree upon the estimated closing balance sheet. If the parties are unable to agree, the estimated closing balance sheet submitted by ABX Air will control. The parties will use the estimated closing balance sheet in accordance with the terms of the separation agreement to establish the initial principal amounts of the promissory notes to be issued by ABX Air to DHL Holdings.

Conditions to the Merger

Conditions to Each Party’s Obligations

Each party’s obligations are conditioned upon:

•	requisite approval of the merger by Airborne’s stockholders;

•	compliance with antitrust laws and regulations;

•	no statute, order or injunction (whether temporary, preliminary or permanent) legally preventing or prohibiting the consummation of the merger or any other material transactions contemplated in any of the transaction documents;

•	receipt of specified governmental consents;

•	effectiveness of the registration statement; and

•	consummation of the separation.

Conditions to DHL’s Obligations

DHL’s obligations are conditioned upon:

•	receipt of specified third party consents;

•	Airborne’s performance in all material respects of its agreements and covenants under the merger agreement;

•	the truthfulness and completeness of Airborne’s representations and warranties (except as would not reasonably be expected to have a Material Adverse Effect);

•	the execution and delivery of other transaction agreements contemplated by the merger agreement;

•	the absence of a Material Adverse Effect or conditions, events or occurrences which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

•	no revocation, or DHL’s reasonable belief that consummation of the merger will cause a revocation, of the two foreign freight forwarder licenses held by DHL.

Neither the receipt of financing nor DOT confirmation or approval is a condition to closing.

Conditions to Airborne’s Obligations

Airborne’s obligations are conditioned upon:

•	DHL’s performance in all material respects of its agreements and covenants under the merger agreement;

•	the truthfulness and completeness of DHL’s representations and warranties (except as would not be expected to have a material adverse effect); and

•	the execution and delivery of the other transaction agreements contemplated by the merger agreement.

Termination

The merger agreement may be terminated by the agreement of the parties or by Airborne or DHL if:

•	the merger is not consummated on or before November 25, 2003, unless the parties mutually agree to extend for another sixty days;

•	a governmental authority issues or enacts a statute, order or injunction (whether temporary, preliminary or permanent) legally preventing or prohibiting the consummation of the merger or any other material transactions contemplated in any of the transaction documents, provided that the party seeking to terminate the merger agreement in such event shall have used its best efforts to prevent such legal prohibition and to cause any such legal prohibition to be vacated;

•	Airborne’s stockholders do not approve the merger.

DHL may terminate the merger agreement if:

•	the Airborne Board of Directors takes any of the following prohibited actions in breach of the merger agreement:

–	fails to call the stockholders meeting;

–	fails to recommend the approval and adoption of the merger agreement;

–	withdraws its recommendation;

–	recommends another acquisition proposal;

–	permits Airborne to enter into an understanding or agreement relating to another acquisition proposal;

–	resolves to do any of the foregoing actions (all of the foregoing being “Prohibited Actions”);

•	Airborne breaches its obligations under the no-solicitation provision in the merger agreement; or

•	a breach of any representation, warranty, covenant or agreement by Airborne remains uncured that would cause the conditions to closing with respect to the truth of Airborne’s representations and warranties and the performance of covenants and agreements by Airborne not to be satisfied.

Airborne may terminate the merger agreement if:

•	Airborne has complied with the no solicitation provision of the merger agreement and the Board of Directors receives an unsolicited Superior Proposal, and the Board of Directors determines in good faith (after receiving advice from outside counsel), that failure to accept such Superior Proposal would constitute a breach of its fiduciary duty, or

•	a breach of any representation, warranty, covenant or agreement by DHL that remains uncured that would cause the condition to closing with respect to the truth of DHL’s representations and warranties and the performance of covenants and agreements by DHL not to be satisfied.

Effect of Termination

Except in respect of a willful breach, upon termination the merger agreement is null and void; however, the agreements relating to fees and the confidentiality agreement survive.

Termination Fee

Airborne will pay to DHL a termination fee of $28 million in the following circumstances:

•	within one day of termination, if the merger agreement is terminated by DHL because the Board of Directors has taken a Prohibited Action;

•	concurrent with termination of the merger agreement by Airborne if Airborne terminates the merger agreement because of a Superior Proposal; or

•	within one day of entering into an acquisition agreement, if such agreement is entered into within three months of the stockholders meeting, or within one day after consummation of any other acquisition agreement or tender offer if:

–	the merger agreement is terminated by either party because the stockholders have not approved the merger,

–	an Acquisition Proposal was made prior to the stockholders meeting, and

–	within twelve months after the stockholders meeting Airborne enters into an agreement with a third party with respect to an Acquisition Proposal or a third party consummates a tender offer for 50% or more of our common stock.

Amendment/Waivers

Any provision of the merger agreement may be amended or waived prior to the effective time of the merger if the amendment or waiver is in writing and signed by the appropriate party or parties. However, after the receipt of stockholder approval, no amendment or waiver of the merger agreement will be effective that by law requires further approval of the Airborne stockholders unless the required stockholder approval is obtained.

Assignment

The merger agreement provides that no party to the merger agreement may assign its rights or delegate its obligations under the merger agreement to any other person without the express prior written consent of the other parties to the merger agreement. However, Atlantis Acquisition may assign the merger agreement and its respective rights and obligations under the merger agreement to any affiliate of DHL that is capable of performing its obligations under the merger agreement.

Performance Guaranty

DHL International Limited has entered into a performance guaranty pursuant to which it guarantees the performance of DHL’s obligations under the merger agreement.

THE SEPARATION AGREEMENT

The following is a summary description of all the material terms of the separation agreement. This summary is qualified in its entirety by reference to the separation agreement, a copy of which is attached to this proxy statement/prospectus as Appendix B and is incorporated by reference into this proxy statement. To understand fully the terms of the separation agreement, stockholders should read carefully the full text of the separation agreement.

Structure of the Transaction

In the separation agreement, Airborne will separate its air operations from its ground operations. Airborne’s air operations will be retained by ABX Air. ABX Air will generally be comprised of the airline assets and employees currently in the airline business (including the hub employees). Certain hub assets currently in ABX Air (including Wilmington Air Park airport) will be transferred to Airborne prior to the merger. ABX Air will become an independent publicly-owned company, wholly-owned by Airborne’s former stockholders. Immediately following the completion of the merger and the separation, the ABX Air common stock will not be traded on a national exchange or NASDAQ. We expect that ABX Air common stock may trade on the OTC Bulletin Board or its successor.

The separation will proceed in the following chronological order, immediately prior to the completion of the merger:

1.	Intercompany advances payable to Airborne will be cancelled;

2.	WAP, a subsidiary of ABX Air, will merge into a newly created Wilmington Air Park LLC (“WAP LLC”), and ABX Air will contribute to WAP LLC certain assets and liabilities (see “Transferred Assets and Liabilities” below) not associated with the post-closing operations of ABX Air’s business;

3.	ABX Air will distribute to Airborne its interests in WAP LLC and the stock of certain other subsidiaries; and

4.	DHL Holdings will loan an amount, anticipated to be between $75 million and $175 million, to ABX Air, and ABX Air will distribute a portion of the loan proceeds to Airborne in an amount such that, after such payment, ABX Air will have $60 million in cash. See “Balance Sheet Adjustments” below for a description of the process for establishing the initial principal amount of the loan.

In the merger, Airborne stockholders will receive ABX Air stock as part of the merger consideration. Prior to the completion of the separation, ABX Air will adopt a preferred shares rights agreement and distribute such rights to the holders of ABX Air shares and will effect a stock split of ABX Air’s common stock to permit the issuance of shares of ABX Air common stock as merger consideration. The closing of the separation is also subject to the satisfaction or waiver of certain conditions to the closing of the merger agreement.

ABX Air Assets and Liabilities

Assets remaining in ABX Air will include all assets, properties and rights primarily related to ABX Air’s business to be conducted after the closing, including all aircraft, accounts receivable, equipment, flight simulators, tools, parts and supplies and contracts that relate to the business to be conducted by ABX Air after the closing. ABX Air will also retain the stock of Sound Suppression, Inc., which holds no stock, assets or liabilities, and Airborne FTZ Inc. (“FTZ”), which holds certificates relating to free trade zone rights and maintains an inventory of spare parts.

Liabilities remaining with ABX Air include accounts payable, salary and wages payable, accrued expenses, post-retirement liabilities, certain long term debt and capital lease obligations and liabilities related to the post-closing operation of ABX Air’s business.

Transferred Assets and Liabilities

Assets to be contributed to WAP LLC include Wilmington Air Park airport, which has two runways, taxiways, navigational aids, aprons and buildings serving as aircraft and equipment maintenance facilities, sort facilities, storage facilities, a training center and operations and administrative offices and the land on which they are located.

Liabilities to be assumed by WAP LLC include long term debt and liabilities related to the Airborne business and the transferred assets.

The assets contributed to and the liabilities assumed by WAP LLC will be distributed to and assumed by Airborne.

Balance Sheet Adjustments

Prior to the effective date of the merger, ABX Air will deliver to Airborne a pro forma balance sheet as of the effective date. Based on the balance sheet, ABX Air and Airborne will adjust the amount of the loan from DHL Holdings to ABX Air, as described below, and the amount of the cash distribution from ABX Air to Airborne, such that ABX Air will have stockholders equity immediately after its separation from Airborne in the range of $50 million to $85 million. In addition, ABX Air and Airborne will adjust the assets and liabilities to be held by ABX Air or transferred out of ABX Air to achieve such targeted range of stockholders’ equity. Such adjustment could include the transfer by ABX Air to Airborne of aircraft parts held by ABX Air’s subsidiary FTZ. The ability to adjust assets and liabilities to increase stockholders’ equity is limited by the difference between the targeted net property and equipment ($294 million) less the net property and equipment reflected in the pro forma balance sheet as of the effective date of the separation.

The amount of the first promissory note will be $100 million subject to the following adjustments. If the stockholders equity is between $50 million and $85 million, then no adjustment will be made to the principal amount of the first promissory note. If the stockholders equity would be less than $50 million, then the principal amount of the first promissory note (and the corresponding loan from the DHL affiliate and the cash distribution from ABX Air to Airborne) would be decreased such that the stockholders equity would equal $50 million after giving effect to such decrease. However, the first promissory note will not be reduced to less than $75 million. If the stockholders equity would be greater than $85 million, then a second promissory note would be issued (and the corresponding loan from the DHL affiliate and the cash distribution from ABX Air to Airborne would be increased) with a principal amount equal to an amount such that after giving effect to the issuance of the second promissory note the stockholders equity would equal $85 million. However, the second promissory note will not have a principal amount greater than $75 million. If the principal amount of the second promissory note is $75 million and the stockholders equity is still greater than $85 million, then the first promissory note will be increased from $100 million. The increase in the first promissory note will be determined by multiplying stockholders equity in excess of $85 million by 0.4286.

The interest on the first promissory note is reimbursable under the ACMI agreement and the principal is due on the maturity date which is 25 years after the date of the promissory note. The interest on the second promissory note, if issued as described above, is not reimbursable under the ACMI agreement and the principal is due in four equal installments on the fourth, fifth, sixth and seventh anniversaries of the ACMI agreement.

See “Arrangements with Airborne Relating to the Separation—Promissory Note” in the prospectus for a further description of the promissory notes.

Trademark License

Airborne will grant to ABX Air and its agents a worldwide, nonexclusive, fully-paid license to use the name and logo “Airborne Express” in connection with ABX Air’s ongoing business activities until the expiration of the ACMI agreement and, with respect to its aircraft, until DHL has paid ABX Air to repaint its aircraft.

Software License

Airborne will grant ABX Air and its users a nonexclusive, worldwide, royalty-free, fully-paid right and license to access and use the FOCUS software application in order to conduct its business as contemplated in the ACMI agreement, including in the provision of third party services, until the expiration or termination of the ACMI agreement.

Indemnification and Mutual Release

ABX Air will indemnify Airborne for liabilities relating to ABX Air’s business after the effective time of the merger, liabilities retained by ABX Air and ABX Air’s breaches of the separation agreement. Airborne will indemnify ABX Air for liabilities relating to ABX Air’s business prior to the effective time of the merger, liabilities contributed to WAP LLC and Airborne’s breaches of the separation agreement.

Upon the effective time of the merger, ABX Air will release Airborne from all liabilities (other than certain specified liabilities) owing to ABX Air, and Airborne will release ABX Air from all liabilities (other than certain specified liabilities) owing to Airborne.

Insurance

After the effective date of the merger agreement, ABX Air is responsible for obtaining and maintaining its own insurance program for its risk of loss separately from the Airborne insurance policies. In certain limited circumstances, ABX Air and Airborne will be able to make claims on each other’s policies.

Dispute Resolution

Disputes that cannot be resolved by the parties will be submitted to binding arbitration.

OTHER ANCILLARY AGREEMENTS

The following are summary descriptions of the material terms of certain ancillary agreements to the merger agreement. The descriptions of the employee matters agreement, tax sharing agreement, ACMI agreement, hub services agreement, sublease and transition services agreement are qualified in their entirety by reference to the agreements themselves, which are filed as exhibits to the registration statement on Form S-4 filed by ABX Air. In order to understand fully the terms of such agreements, you are urged to read the full text of such agreements.

EMPLOYEE MATTERS AGREEMENT

Purpose and Responsibilities

The main purpose of the employee matters agreement is to allocate between Airborne and ABX Air the assets, liabilities, and responsibilities in connection with certain employee benefits, compensation, and employment matters. In general, ABX Air employees will cease to participate in Airborne maintained employee benefit plans after the separation and will instead participate in employee benefit plans maintained by ABX Air.

Plans and Benefits Continued by ABX Air

Under the employee matters agreement, ABX Air will be solely responsible for the following benefit plans, which cover only employees of ABX Air: (1) the ABX Air, Inc. Pilots Investment Plan; (2) the ABX Air, Inc. Pilots Minimum Monthly Retirement Income Plan; (3) the Airborne Express Non Officer Benefit Protection Plan; and (4) the ABX Air, Inc. Crew Member Benefit Protection Plan. In general, ABX Air will be responsible for providing leaves of absence for ABX Air employees after the date of separation. ABX Air also will be responsible for all accrued vacation for ABX Air employees. In addition, ABX Air will be responsible for providing certain statutorily mandated health insurance continuation coverage for ABX Air employees who become eligible for that coverage after the date of separation.

401(k) Plan

As of or prior to the date of separation (or such other date as Airborne and ABX Air may mutually agree), ABX Air will establish a new qualified 401(k) plan. During the term of the hub services agreement, and unless Airborne and ABX Air agree otherwise, the new ABX Air 401(k) plan will permit elective deferrals under the same terms and conditions as under the Airborne Express Capital Accumulation Plan, will require basic matching contributions at the same rate as under the Airborne Express Capital Accumulation Plan, will require performance matching contributions at the same rate as under the Airborne Express Capital Accumulation Plan, and will require any other discretionary contributions at the same rate as under the Airborne Express Capital Accumulation Plan. In general, the new ABX Air plan will assume all liabilities under the Airborne Express Capital Accumulation Plan with respect to ABX Air employees or participants whose employment related to the ABX Air business. Assets equal to the account balances of these ABX Air participants under the Airborne plan will be transferred to the ABX Air plan.

Profit-Sharing Plan

As of or prior to the date of separation (or such other date as Airborne and ABX Air may mutually agree), ABX Air will establish a new qualified profit-sharing plan. For a period of at least 12 months following the effective date of the merger, and unless Airborne and ABX Air agree otherwise, ABX Air will maintain the ABX Air profit-sharing plan on substantially the same terms and conditions as the Airborne Express Profit Sharing Plan as of the effective date of the merger. In general, the new ABX Air plan will assume all liabilities under the Airborne Express Profit Sharing Plan with respect to ABX Air employees or participants whose employment related to the ABX Air business. Assets equal to the account balances of these ABX Air participants under the Airborne plan will be transferred to the ABX Air plan.

Pension Plan

As of or prior to the date of separation (or such other date as Airborne and ABX Air may mutually agree), ABX Air will establish a new qualified defined benefit pension plan. During the term of the hub services agreement, and unless Airborne and ABX Air agree otherwise, ABX Air will maintain the ABX Air defined benefit pension plan on substantially the same terms and conditions as the Airborne Express Retirement Income Plan as of the effective date of the merger, including but not limited to the same rate of benefit accruals, forms and timing of payment, and methods of calculating benefits. In general, the new ABX Air plan will assume all liabilities under the Airborne Express Retirement Income Plan with respect to ABX Air employees or participants whose employment related to the ABX Air business. A proportionate share of the funding of the Airborne Express Retirement Income Plan will be transferred to the ABX Air defined benefit pension plan.

Non-Qualified Plans

Airborne will amend the Airborne Executive Deferral Plan to provide that the plan will terminate promptly following stockholder approval of the merger or, if later, at least 30 days prior to the effective date of the merger and that all participants (whether employed by Airborne or ABX Air) will be entitled to payment of their deferred compensation benefits within three business days following such termination.

As of or prior to the date of separation (or such other date as Airborne and ABX Air may mutually agree), ABX Air will establish a non-qualified supplemental executive retirement plan. Until December 31, 2007, ABX Air will maintain this non-qualified supplemental executive retirement plan, for the benefit of ABX Air employees who were participants in the Airborne Express Supplemental Executive Retirement Plan immediately prior to the date of separation, on substantially the same terms and conditions as the Airborne Express Supplemental Executive Retirement Plan immediately prior to the date of separation, including but not limited to the same rate of benefit accruals, forms and timing of payment, and methods of calculating benefits. In general, ABX Air will assume all liabilities under the non-qualified supplemental executive retirement plan with respect to ABX Air employees or participants whose employment related to the ABX Air business.

Health and Welfare Plans

As of or prior to the date of separation (or such other date(s) as Airborne and ABX Air may mutually agree), ABX Air will establish health and welfare plans that will provide coverage for eligible employees and eligible retirees of ABX Air (and their eligible dependents). For a period of at least 12 months following the effective date of the merger, and unless Airborne and ABX Air agree otherwise, ABX Air will maintain the ABX Air health and welfare plans on substantially the same terms and conditions (including retiree health benefits) as the Airborne health and welfare plans in which the ABX Air employees participated immediately prior to the date of separation.

Stock-Based Plans

Each stock option under an Airborne stock option plan outstanding as of the effective date of the merger will be accelerated and cancelled. The holders of such options will receive the merger consideration (to the extent the cash consideration exceeds the exercise price of their options).

Incentive Plans

The “Incentive Plans” include the Airborne Express Executive Group Incentive Compensation Plan, the Airborne Express Executive Incentive Compensation Plan, and the Airborne Express Management Incentive Compensation Plan. Effective on or before the effective date of the merger, Airborne will cause the Incentive Plans to be amended to provide that participants will be entitled to the payment of partial bonuses for the year 2003 in the event that the date of separation occurs before December 31, 2003. Airborne will retain all liabilities with respect to participants under the Incentive Plans. Airborne will be responsible for the bonuses paid to ABX Air employees pursuant to the $500,000 transaction bonus program.

Foreign Plans

Airborne will retain and be responsible for any liabilities that may arise under a plan maintained by Airborne or any of its subsidiaries that is in effect as of or prior to the separation date and that is maintained outside the United States or that covers exclusively employees residing or working outside the United States.

Change in Control Liabilities

Airborne will retain any liabilities that may arise under any change in control agreements that Airborne, ABX Air or any of their affiliates has entered into with any ABX Air employee effective on or prior to the separation date, as well as any gross-up or tax reimbursement payments in respect of Section 4999 of the Internal Revenue Code. Prior to the date of the separation, we will use commercially reasonable efforts to cause each ABX Air executive to enter into a substitute retention agreement pursuant to which such executive will be provided with a cash retention bonus at least equal to the cash amount (not including amounts payable in respect of stock options or gross-up or tax reimbursement payments in respect of Section 4999 of the Internal Revenue Code, except as set forth below) that such ABX Air executive would have been eligible to receive under his change in control agreement if he had experienced a termination of employment without “cause” (as defined above) at the time of the separation. Each cash retention bonus will be paid in equal installments no less frequently than annually over a period of three years subject to continued employment with ABX Air during that period. In addition, each cash retention bonus will be payable in full on an accelerated basis as soon as practicable following termination of the executive’s employment during that period without “cause” or for “good reason” as defined in his retention agreement. Under the substitute retention agreement, each ABX Air executive will also be entitled to gross-up or tax reimbursement payments in respect of Section 4999 of the Internal Revenue Code excise taxes incurred by the executive for excess parachute payments made to such executive in connection with the separation. In consideration for all the benefits available under the substitute retention agreement, each ABX Air executive will agree to terminate his current change in control agreement and to release Airborne and all of Airborne’s affiliates of all liabilities and obligations under such change in control agreement. In general, Airborne will reimburse ABX Air for the costs of the retention agreements described in this paragraph.

For any change in control agreement that ABX Air enters into with any ABX Air employee effective after the separation date, ABX Air will be responsible for all liabilities and obligations. Neither Airborne nor any of its affiliates will have any responsibility for any liabilities or obligations to ABX Air employees that may arise under such change in control agreements, unless the change in control causing such liability involves an acquisition of control by Deutsche Post or any of its subsidiaries.

GLOBAL TRANSPORTATION AGREEMENT

Structure and Purpose

Airborne and DHL Worldwide Express Inc. (“DHL Worldwide”) entered into a global transportation agreement in order to protect against the risk of Airborne’s international partners terminating their relationship as a result of the announcement of the transaction. Pursuant to the global transportation agreement, DHL Worldwide will provide international transportation clearance and delivery services to Airborne on a standby basis.

The rates payable by Airborne for the services are the rates currently paid by Airborne and are valid for the duration of the global transportation agreement or a period of twelve months from the effective date of the agreement, whichever shall be the shorter period. After such twelve-month period, if the global transportation agreement remains in force, the parties will use their best endeavours to negotiate a revision of the rates and other terms, based on Airborne’s shipping profile, its service requirements and any increases in DHL Worldwide’s costs. If no revision can be agreed to within one month after the agreement’s anniversary date, then either party may terminate the global transportation agreement by providing the other party with one month’s prior written notice.

The global transportation agreement will remain in effect until the earlier of closing of the merger or the date that is ninety days after the termination of the merger agreement. The agreement may be extended by mutual agreement. Either party may terminate upon: insolvency of the other party, committing of a material breach without a cure within the specified period, with one-month prior written notice if there is no agreement on a price revision as described above, or ninety days after termination of the merger agreement.

TAX SHARING AGREEMENT

Purpose and Responsibilities

As part of the merger, Airborne and ABX Air will enter into a tax sharing agreement in which Airborne and ABX Air (1) provide for the payment of taxes as defined in the tax sharing agreement and the entitlement to refunds relating to tax filings, (2) allocate responsibility and provide for the cooperation in connection with the filing of returns in respect of taxes and (3) provide for certain other matters relating to taxes.

Under the tax sharing agreement, Airborne will be responsible for and indemnify ABX Air from: (1) any liability for taxes (including interest, penalties and related expenses in all circumstances) of ABX Air with respect to periods ending on or prior to the closing date; (2) any taxes of Airborne or any member of the Airborne consolidated group; and (3) any taxes imposed as a result of the dividend of ABX Air’s interest in WAP LLC (and any other assets distributed) to Airborne, the separation of ABX Air and the merger of Airborne with an indirect, wholly-owned subsidiary of DHL. ABX Air will be responsible for and will indemnify Airborne from any taxes of ABX Air with respect to periods following the closing date. Airborne will prepare and file all tax returns of Airborne that include ABX Air for periods ending on or prior to the separation. ABX Air will prepare and file all tax returns with respect to ABX Air for periods beginning before and ending after the closing date.

Tax Contests

Airborne and ABX Air will each control any tax contest involving a tax for which it is responsible and will provide the other party notice of any pending or threatened tax proceeding that is indemnifiable by the other party. The other party may participate in the tax contest.

Refunds

Airborne and ABX Air will each be entitled to any tax refunds for periods for which it is responsible for the tax liability.

COMMERCIAL AGREEMENTS

Airborne and ABX Air are also entering into a number of commercial agreements in connection with the merger and separation. These commercial agreements include the ACMI agreement, the hub services agreement, the sublease and the transition services agreement. DHL Holdings and ABX Air will also be entering into performance guaranties and promissory notes. For a description of these agreements, see “Arrangements with Airborne Relating to the Separation” in the prospectus.

PROPOSAL 2

ELECTION OF DIRECTORS

Airborne’s amended and restated bylaws provide for no fewer than eight and no more than twelve directors, as determined from time to time by the Board of Directors. Airborne’s Board of Directors currently consists of eight members, divided into three classes with terms expiring at the annual meeting as follows:

Class A	(three positions with terms expiring in 2004): Harold M. Messmer, Jr. Mary Agnes Wilderotter Rosalie J. Wolf

Class B	(three positions with terms expiring in 2005): Carl D. Donaway James H. Carey Andrew B. Kim

Class C	(two positions with terms expiring in 2003): Richard M. Rosenberg William Swindells

At the annual meeting, two persons will be elected to fill the Class C positions, generally for terms of three years, to hold office until the annual meeting of stockholders in the year their terms expire (2006) and until their respective successors have been elected and have qualified as provided by the amended and restated bylaws. Mr. Rosenberg is a present director of Airborne and has been nominated to continue as a director. Mr. Swindells is retiring from the Board of Directors and will not continue after his term expires at the annual meeting. Mr. Donaway, a current Class B director, has been nominated to continue as a Class C director. Mr. Donaway intends to resign from his position as a Class B director immediately prior to election of directors at the annual meeting. There will be one vacancy in Class B at that time.

If the proposal to adopt the merger agreement is approved by our stockholders, we have agreed under the merger agreement to use our best efforts to obtain the resignations of all of the directors of Airborne. If the merger is consummated, Airborne will become an indirect, wholly-owned subsidiary of DHL.

Nominees for Directors to Serve a Three-Year Term

Class C (Terms to Expire in 2006)

Carl D. Donaway, age 51, Chairman and Chief Executive Officer of Airborne.

Mr. Donaway was named Chief Executive Officer of Airborne in February 2002 and Chairman in April 2002. Prior to that time he served as President and Chief Operating Officer of Airborne and Airborne Express, Inc. since August 2000. He was appointed Senior Executive Vice President of Airborne Express, Inc. in February 2000. Prior to that time, he was President and Chief Executive Officer of ABX Air, and Vice President, Business Analysis, and Vice President, Customer Service, of Airborne Express, Inc. Mr. Donaway has been a director of Airborne since August 2000.

Richard M. Rosenberg, age 73, Chairman and Chief Executive Officer (Retired) of BankAmerica Corporation and Bank of America, NT&SA.

Mr. Rosenberg served as Chairman, President and Chief Executive Officer of Bank of America from 1990 to 1996 when he retired. Mr. Rosenberg serves as a director of Pacific Life Company. Mr. Rosenberg, a director of Airborne since 1988, is Chairman of the Compensation Committee and a member of the Executive Committee and the Finance Committee.

Class A (Terms to Expire in 2004)

The following Class A directors are not up for election this year. They are currently serving until the 2004 Annual Meeting and until their respective successors are elected and qualified:

Harold M. Messmer, Jr., age 57, Chairman and Chief Executive Officer, Robert Half International Inc. (specialized staffing services).

Mr. Messmer has been Chairman and Chief Executive Officer of Robert Half International Inc. since 1987. Mr. Messmer is also a director of Health Care Property Investors, Inc. Mr. Messmer, a director of Airborne since 1989, serves as Chairman of the Nominating Committee and a member of the Compensation Committee.

Mary Agnes Wilderotter, age 48, Senior Vice President of Business Strategies, Microsoft Corporation.

Ms. Wilderotter has been Senior Vice President of Business Strategies at Microsoft Corporation since November 2002. Ms. Wilderotter was President, Chief Executive Officer and a director of Wink Communications, Inc. from 1997 to 2002. From 1995 to 1997, she was Executive Vice President of National Operations for AT&T Wireless Services, Inc., and Chief Executive Officer of Claircom, its aviation communications division. From 1991 to 1995, Ms. Wilderotter was President of the California/Nevada/Hawaii Region for McCaw Cellular Communications Inc. She is a director of American Tower Corporation; Electric Lightwave Inc.; Gaylord Entertainment; and The McClatchy Company. Ms. Wilderotter has been a director of Airborne since 1996 and is a member of the Nominating Committee and the Audit Committee.

Rosalie J. Wolf, age 62, Managing Director, Offit Hall Capital Management L.L.C. (investment advisor).

Ms. Wolf joined Laurel Management Company L.L.C., the predecessor of Offit Hall Capital Management L.L.C., as a Managing Director and member in 2001. In 2000, she founded and was the Managing Member of Botanica Capital Partners LLC, a private equity business. Ms. Wolf was Treasurer and Chief Investment Officer of The Rockefeller Foundation from 1994 to 2000. Ms. Wolf serves on the Board of Trustees of TIAA-CREF and the North European Oil Royalty Trust. She has been a director of Airborne since 1999 and chairs the Finance Committee.

Class B (Terms to Expire in 2005)

The following Class B directors are not up for election this year. They are currently serving until the 2005 Annual Meeting and until their respective successors are elected and qualified:

James H. Carey, age 71, Managing Director (Retired), Briarcliff Financial Associates (private financial advisory firm).

Mr. Carey was Managing Director of Briarcliff Financial Associates, a private financial advisory firm, from 1991 to 2002. He served as Chief Executive Officer of National Capital Benefits Corporation, a viatical settlement company, from March 1994 to December 1995. Mr. Carey is a director of the Midland Company. He has been a director of Airborne since 1978 and is a member of the Compensation Committee and the Finance Committee.

Andrew B. Kim, age 66, Advisory Director, Sit/Kim International Investment Associates, Inc. (investment company).

Mr. Kim served as President of Sit/Kim International Investment Associates, Inc., from 1989 to 1999 when he retired. Mr. Kim is a director of Ilshin Investment Corp. in Seoul, Korea; Asia Foods in Shanghai, China; and the Vertical Group of New York. Mr. Kim has been a director of Airborne since 1994 and serves as Chairman of the Audit Committee and a member of the Nominating Committee.

BOARD OF DIRECTORS AND COMMITTEES

The full Board of Directors met four times during 2002. No incumbent member attended fewer than 75% of the meetings of the Board of Directors and Board of Directors committees of which he or she was a member during 2002.

Board of Directors Committees

The Board of Directors has a standing Audit Committee, Compensation Committee, Finance Committee, Nominating Committee and Executive Committee. Each committee, other than the Executive Committee, consists exclusively of non-employee directors.

Audit Committee.    The Audit Committee is currently comprised of Mr. Kim (Chairman), Mr. Swindells and Ms. Wilderotter. The committee is charged with reviewing and approving the scope of the audit of the books and accounts of Airborne and its subsidiaries, retaining a firm of independent auditors to conduct the audit, and reviewing Airborne’s financial reporting and control systems. The committee met seven times during 2002.

Compensation Committee.    The Compensation Committee is currently comprised of Mr. Rosenberg (Chairman), Mr. Carey and Mr. Messmer. It is charged with the review of and recommendation to the full Board of Directors on matters relating to salaries of officers and all other forms of executive and key employee compensation and benefits; evaluating the performance of the Chief Executive Officer; considering, when appropriate, the appointment of a new Chief Executive Officer and candidates for appointment to other offices; and recommending the level and form of compensation for non-employee directors. The committee met three times during 2002.

Finance Committee.    The Finance Committee is currently comprised of Ms. Wolf (Chair), Mr. Carey and Mr. Rosenberg. It is charged with general oversight of Airborne’s report structure, liquidity, investments and finances, including review of material financing transactions, financial and dividend policies, financial plans and oversight of the investment and funding of Airborne’s benefit plans. The Committee was formed in 2002 and met twice.

Nominating Committee.    The Nominating Committee is currently comprised of Mr. Messmer (Chairman), Mr. Kim and Ms. Wilderotter. It is charged with searching for and recommending to the Board of Directors potential nominees for Board of Directors positions. The committee met twice during 2002.

Any stockholder recommendations for nominations to the Board of Directors of directors for consideration by the Nominating Committee for the 2004 Annual Meeting should be forwarded to Mr. Harold M. Messmer, Jr., Chairman, Nominating Committee, Airborne Inc., P.O. Box 662, Seattle, Washington 98111-0662, so as to be received no later than the date to be announced in a Form 8-K that we will file in connection with our 2004 Annual Meeting if we hold one.

Executive Committee.    The Executive Committee currently consists of Mr. Donaway (Chairman) and Mr. Rosenberg. It is authorized to act in lieu of the full Board of Directors on various matters between Board of Directors meetings.

Director Compensation

Non-employee directors received an annual fee of $22,000 in 2002 plus $1,500 for each Board of Directors and Committee meeting attended.

Airborne has a Directors Stock Option Plan (“Option Plan”) and Director Stock Bonus Plan (“Bonus Plan”) for non-employee directors. The Option Plan provides each director an annual grant of options to acquire 2,000 shares of Airborne’s common stock at an exercise price equal to the closing sales price on The New York Stock Exchange on the date of grant. Under the Bonus Plan, each director receives an annual award of shares of Airborne’s common stock having a value of $6,000 on the award date. The issuance of shares is deferred until the director retires or otherwise ceases to be a director of Airborne.

BENEFICIAL STOCK OWNERSHIP TABLE

The following table sets forth certain information regarding the beneficial ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our common stock, and as of April 30, 2003, by (1) each of our directors, (2) each of our named executive officers, and (3) all of our executive officers and directors as a group.

Name	Common Stock of Airborne Beneficially Owned		Percentage of Common Stock Outstanding

5% Stockholders
PRIMECAP Management Company	3,202,150	(1)	6.61%
Dimensional Fund Advisors, Inc.	2,744,880	(1)	5.67%

Directors
James H. Carey	21,409	(2,3)	*
Andrew B. Kim	47,181	(2,3)	*
Harold M. Messmer, Jr.	28,009	(2,3)	*
Richard M. Rosenberg	30,009	(2,3)	*
William Swindells	26,859	(2,3)	*
Mary A. Wilderotter	15,974	(2,3)	*
Rosalie J. Wolf	10,435	(2,3)	*

Named Executive Officers
Carl D. Donaway(4)	182,863	(6)	*
Lanny H. Michael	73,341	(6)	*
Joseph C. Hete	69,850	(6)	*
Kenneth J. McCumber	71,312	(6)	*
Bruce E. Grout	42,749	(6)	*
Robert S. Cline(5)	449,240	(6)	1.8%

All Directors and Executive Officers as a Group (18 persons)	1,250,657	(7)	2.51%

*	Less than 1% of Common Stock outstanding.
(1)	The shares shown as beneficially owned by PRIMECAP Management Company are based upon a Schedule 13G/A filed on April 11, 2003. The address of this entity is 225 South Lake Avenue, Suite #400, Pasadena, CA 91101-3005. The shares shown as beneficially owned by Dimensional Fund Advisors, Inc. are based on a Schedule 13G/A filed on February 10, 2003. The address of this entity is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.
(2)	Includes shares subject to options granted under Airborne’s option plans as follows: Mr. Carey, 18,000; Mr. Kim, 20,000; Mr. Messmer, 20,000; Mr. Rosenberg, 20,000; Mr. Swindells 12,000; Ms. Wilderotter, 14,000 and Ms. Wolf, 8,000.
(3)	Includes 1,774 shares for Ms. Wilderotter, 1,435 shares for Ms. Wolf and 2,009 shares for each of the other directors issuable under the Director Stock Bonus Plan (which will be issued prior to the merger).
(4)	Mr. Donaway also serves as a director.
(5)	Mr. Cline, former Chairman and Chief Executive Officer, retired from Airborne in April 2002.
(6)	Includes shares subject to options granted under Airborne’s option plans as follows: Mr. Donaway, 161,270; Mr. Michael, 66,255; Mr. Hete, 68,775; Mr. McCumber, 55,063; Mr. Grout, 40,161; and Mr. Cline, 449,240.
(7)	Includes 1,135,090 shares (inclusive of the shares mentioned in Notes 2, 3 and 6 above) subject to options or issuable under the Director Stock Bonus Plan (which will be issued prior to the merger).

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning annual and long-term compensation paid or accrued during calendar years 2002, 2001 and 2000 for services in all capacities to Airborne by the named executive officers:

Long-Term Compensation Awards
Name and Principal Position	Year	Annual Compensation			Securities Underlying Options(2)	All Other Compensation(3)
		Salary	Bonus(1)
Carl D. Donaway(4) Chairman, Chief Executive Officer and Director	2002 2001 2000	$652,500 500,000 465,231		$1,079,888 — —	100,000 62,500 43,000	$6,323 11,418 12,057

Lanny H. Michael Executive Vice President & Chief Financial Officer	2002 2001 2000	$339,807 275,000 221,696		$337,429 — 28,067	45,000 29,000 9,300	$6,568 7,949 7,664

Joseph C. Hete President & Chief Operating Officer, ABX Air	2002 2001 2000	$272,923 252,000 245,769		$271,013 — —	45,000 29,000 4,700	$6,721 6,697 6,633

Kenneth J. McCumber Senior Vice President, Sales	2002 2001 2000	$275,000 275,000 214,596		$227,563 — 91,182	35,000 29,000 8,950	$6,323 7,949 7,571

Bruce E. Grout Senior Vice President, International	2002 2001 2000	$236,000 236,000 216,508		$218,215 — 10,202	21,000 15,650 5,700	$6,329 7,380 7,638

Robert S. Cline(5) Chairman, Chief Executive Officer and Director (Retired)	2002 2001 2000	$298,558 675,000 650,000	$	— — —	100,000 62,500 85,500	$7,859 12,556 13,999

(1)	Amounts shown for 2002 represent awards under the Executive Incentive Compensation Plan and the Executive Group Incentive Compensation Plan. Amounts shown for Messrs. Michael, McCumber and Grout in 2000 were awards under the Management Incentive Compensation Plan based on specific performance measured against individual objectives for that year.
(2)	Number of shares of common stock underlying options awarded under Airborne’s option plans.
(3)	A portion of the amounts shown as All Other Compensation for 2002 represents contributions by Airborne to the accounts of the named executive officers under Airborne’s defined contribution plan, including 401(k) matching contributions ($3,850 for Mr. Cline and $4,048 for each of the other named executive officers). The balance of the amounts shown in this column for 2002 represents premiums paid on term life insurance for the named executive officers.
(4)	Mr. Donaway became Chief Executive Officer in February 2002 and Chairman in April 2002.
(5)	Mr. Cline retired from Airborne in April 2002.

Option Grants in 2002

The following table shows information concerning stock options granted by Airborne to the named executive officers during calendar year 2002:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price (per share)	Expiration Date
					5%	10%
Carl D. Donaway	100,000	10.85%	$15.60	2/05/12	981,076	2,486,238
Lanny H. Michael	45,000	4.88%	15.60	2/05/12	441,484	1,118,807
Joseph C. Hete	45,000	4.88%	15.60	2/05/12	441,484	1,118,807
Kenneth J. McCumber	35,000	3.80%	15.60	2/05/12	343,376	870,183
Bruce E. Grout	21,000	2.28%	15.60	2/05/12	206,026	522,110
Robert S. Cline	100,000	10.85%	15.60	2/05/07	430,999	952,396

(1)	Options for the named executive officers were granted on February 5, 2002. The options for Mr. Cline were fully exercisable as of the date of grant. Twenty-five percent of the other options will become exercisable on each anniversary of the date of grant, subject to certain contractual provisions that will apply in the event of a change in control (see “Executive Compensation—Change of Control Agreements”). The exercise price of all options was the fair market value of Airborne’s common stock on the date of grant.
(2)	Based upon the $15.60 per share market price on the date of grant and assumed appreciation over the term of the options at the annual rates of stock appreciation shown.

Aggregate Option Exercises in 2002 and Year-End Option Values

The following table shows information concerning stock options exercised during calendar year 2002 by the named executive officers and the value of unexercised options at the end of that year:

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Carl D. Donaway	—	—	103,895	174,375	72,228	132,656
Lanny H. Michael	2,400	3,001	48,580	73,650	70,512	61,552
Joseph C. Hete	—	—	43,600	77,100	38,727	61,552
Kenneth J. McCumber	4,240	5,371	40,206	62,724	63,109	61,552
Bruce E. Grout	—	—	28,073	37,087	37,297	33,216
Robert S. Cline	41,864	93,234	598,540	—	447,474	—

(1)	Represents the aggregate fair market value, on the respective dates of exercise, of the shares of common stock received on exercise of options, less the aggregate exercise price of the options.
(2)	Represents the aggregate fair market value on December 31, 2002 (based on the closing price of $14.83 for Airborne’s common stock on The New York Stock Exchange on that date), of the shares of common stock subject to outstanding options, less the aggregate exercise price of the options.

Comparative Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return on Airborne’s common stock with the cumulative total return of the Standard & Poor’s Composite-500 Stock Index and the Standard & Poor’s Transportation Index for the five-year period ended December 31, 2002.

Comparison of Five Year Cumulative Total Return

Among Airborne, Inc. Common Stock,

the S&P Composite-500 Index and the S&P Transportation Index

December 31	1997	1998	1999	2000	2001	2002
Airborne, Inc.	$100	$117	$72	$32	$50	$50
S&P Composite-500 Index	$100	$129	$156	$141	$125	$97
S&P Transportation Index	$100	$98	$89	$105	$105	$91

*	The total return on Airborne’s common stock and each index assumes the value of each investment was $100 on December 31, 1997 and that all dividends were reinvested.

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors has furnished the following report on executive compensation:

It is the responsibility of the Compensation Committee to set policies governing compensation of Airborne’s executive officers and to make recommendations to the Board of Directors as appropriate. These policies cover base salaries, incentive compensation, stock options and any other forms of remuneration. In addition, the Compensation Committee evaluates performance of management, considers management succession and deals with other personnel matters related to senior management.

Airborne has designed pay programs for executive officers that provide a strong link between Airborne’s performance and executive compensation. Each component of executive pay is weighted and valued so that, in total, highly talented executives can be attracted, retained and motivated to consistently improve the performance of Airborne. Airborne compensates its executive officers through a combination of base pay, annual awards and longer-term incentives.

The Compensation Committee reviews the total compensation of the Chief Executive Officer and the other executive officers annually and when an executive officer receives a promotion. The Compensation Committee also monitors general compensation practices for all other officers of Airborne and its subsidiaries. To assist in these duties, the Compensation Committee periodically retains the services of a compensation consulting firm to provide information on the competitiveness of compensation paid to executive officers of Airborne compared to that of other companies of similar size and scope.

A consulting firm was retained to obtain such information in 2002. The firm reviewed compensation paid by national transportation and general industry companies. The firm provided data on annual cash compensation paid by comparison companies.

The Compensation Committee’s review of executive compensation includes the analysis of base pay to determine whether, based on their performance and responsibilities, changes are appropriate. Airborne appointed a new Chief Executive Officer in 2002. Airborne did not fill the vacated Vice Chairman or President/Chief Operating Officer positions, choosing instead to significantly expand the Chief Executive Officer role. Airborne also promoted its Chief Financial Officer to Executive Vice President with expanded responsibilities. Both of these promotions were effective in February 2002. The base pay levels of the new Chief Executive Officer and the other executive officers were reviewed. The salary of the Chief Executive Officer and other executive officers had been frozen since July 2000. The new Chief Executive Officer’s base salary was increased in July 2002 and the base salaries of the other executive officers were raised at that time. Base salaries were raised in recognition of increased responsibilities resulting from promotions, the individual performance of the executive officers, and Airborne’s improved operating performance and to make compensation competitive. The Compensation Committee believes that total compensation potentially available to Company executive officers is competitive and provides the incentive necessary to motivate them to meet or exceed goals set by the Board of Directors.

During 2002 the executive officers had the potential to receive annual awards under Airborne’s incentive compensation plans. In connection with these plans, the Committee approved an annual operating plan at the beginning of 2002 that established targets for pre-tax net profits and revenue growth. In addition, certain executive officers were assigned individual objectives, consistent with the design of the incentive compensation plans. The incentive compensation plans call for annual awards calculated as a percentage of base salary. Awards were made based on percentage of target attainment between a threshold and a maximum. However, no awards were made for revenue growth unless Airborne earned at least the threshold level of pre-tax net profit.

The Committee set the operating plan, targets and potential awards to provide strong incentives to management to return Airborne to profitability. The Compensation Committee took into account that no incentive compensation had been awarded to the new Chief Executive Officer in his prior executive position and to several other executive officers for 1999, 2000 and 2001. The Compensation Committee also considered that in view of stock option awards to others, the new Chief Executive Officer’s stock options grant was considerably below the level of grants at comparable companies.

In 2002 Airborne exceeded target attainment for pre-tax net profits and exceeded threshold for revenue growth. Accordingly, awards were paid under incentive compensation plans for executive officers.

The Compensation Committee considers the desirability of granting longer-term incentive awards in the form of stock options to Airborne’s officers, including the executive officers. In deciding the number of options to grant, the Compensation Committee considers the anticipated value of the options, the number of options outstanding or previously granted to the executives, and the aggregate number of grants to all employees of Airborne. In 2002, stock options were granted to executive officers at an exercise price equal to the fair market value of Airborne’s stock on the date of grant. The Compensation Committee believes that these awards will have the desired effect of focusing Airborne’s senior management on building consistent profitability and stockholder value.

Under federal income tax rules, the deduction for certain types of compensation paid to the Chief Executive Officer and four other most highly compensated officers of publicly held companies is limited to $1 million per employee. In certain circumstances, performance based compensation is exempt from the $1 million limit. The Compensation Committee believes all compensation earned by Airborne’s executive officers in 2003 (other than amounts payable in connection with the merger) will be deductible.

Richard M. Rosenberg, Chairman

James H. Carey

Harold M. Messmer, Jr.

Audit Committee Report

The Audit Committee of the Board of Directors has furnished the following report:

The Audit Committee of the Board of Directors consists entirely of non-employee directors who are independent, as that term is defined in The New York Stock Exchange’s listing standards. The Board of Directors has adopted a written charter for the Audit Committee.

Management of Airborne has the responsibility for the financial statements and for their integrity and objectivity. To help fulfill this responsibility, management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that transactions are executed in accordance with management’s authorizations and are reflected accurately in Airborne’s records. The Audit Committee oversees the fulfillment by management of its responsibilities over financial controls and the preparation of the financial statements. The Audit Committee has reviewed Airborne’s audited financial statements for the fiscal year ended December 31, 2002, and discussed such statements with management, including discussions concerning the quality of accounting principles, reasonableness of significant judgments and disclosures in the financial statements.

The Audit Committee discussed with the independent auditors, Deloitte & Touche LLP, such matters relating to the performance of the audit as required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit and Finance Committees, as amended). Additionally, the Audit Committee has discussed with the independent auditors the auditors’ independence from management and Airborne received the written disclosures from the independent auditors as required by the Independence Standards Board Standard No. 1.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2002, as amended by the Form 10-K/A filed April 29, 2003, for filing with the Securities and Exchange Commission.

Andrew B. Kim, Chairman

William Swindells

Mary Agnes Wilderotter

Retirement Plans

Airborne maintains two qualified retirement plans that cover the named executive officers (and all other employees other than certain union employees) and a non-qualified SERP that provides for benefits in excess of statutory limits. Officers accrue benefits based on an age and service formula that accumulates a point value used to determine a benefit level at a particular retirement age. Normal retirement age is 62. Points are credited for each year of service and year of age up to a maximum point total of 80. Assuming the attainment of the maximum point total, the plans, in conjunction with Social Security, are designed to provide a retirement benefit equal to approximately 65% of an officer’s final average earnings at a normal retirement date of age 62. Final average earnings is the average of the highest five consecutive calendar years of compensation during an officer’s last ten years of employment. Compensation considered in the formula includes salary and bonus paid in a calendar year without regard to Internal Revenue Service limitations.

Benefits determined through the above formula are offset by Social Security and the gross benefit amounts calculated under Airborne’s two qualified retirement plans. The qualified plans, a defined contribution profit sharing plan and a defined benefit plan, are used in connection with the SERP and Social Security to fund retirement benefits. The SERP is unfunded, although Airborne maintains commingled investment fund assets that could be used to fund eventual benefit payments. Airborne also has a voluntary 401(k) salary deferral plan.

The following table sets forth the targeted annual pension benefits (calculated on the basis of a straight life annuity) payable upon normal retirement at age 62 to Airborne’s officers (including the named executive officers) based on specified years of service and levels of final average earnings. The amounts shown take into account Social Security offsets based on the career average Social Security wage base in effect in 2002.

Pension Plan Table

	Years of Service
Remuneration	5	10	15	20	25	30	35
$200,000	$80,264	$93,264	$106,264	$114,064	$114,064	$114,064	$114,064
300,000	128,364	147,864	167,364	179,064	179,064	179,064	179,064
400,000	176,464	202,464	228,464	244,064	244,064	244,064	244,064
500,000	224,564	257,064	289,564	309,064	309,064	309,064	309,064
600,000	272,664	311,664	350,664	374,064	374,064	374,064	374,064
700,000	320,764	366,264	411,764	439,064	439,064	439,064	439,064
800,000	368,864	420,864	472,864	504,064	504,064	504,064	504,064
900,000	416,964	475,464	533,964	569,064	569,064	569,064	569,064
1,000,000	465,064	530,064	595,064	634,064	634,064	634,064	634,064
1,100,000	513,164	584,664	656,164	699,064	699,064	699,064	699,064

Based on compensation through December 31, 2002, the final average earnings of the named executive officers were as follows: Mr. Donaway, $557,611; Mr. Michael, $292,292; Mr. Hete, $276,587; Mr. McCumber, $320,002; Mr. Cline, $891,731 and Mr. Grout, $237,990. All of the named executive officers have accrued at least 20 years of service; however, none of the named executive officers (other than Mr. Cline) has reached the retirement age of 62. Mr. Cline retired in 2002.

Change in Control Agreements

We have change in control agreements with our named executive officers, which are originally dated August 7, 2001, and have been subsequently amended. Under these agreements, the officers are entitled to certain severance benefits if employment is terminated without “cause” (as defined below) or with “good reason” (as defined below) in connection with a change in control. In addition, the agreements of Carl Donaway and Lanny Michael have been amended to provide that each of these officers will receive the specified change in control severance benefits if he terminates his employment without any reason during the 30-day period immediately following the first anniversary of the date of the change in control.

The change in control severance benefits under these agreements include the payment of a lump sum equal to three times the sum of (1) the greatest of the officer’s annual base salary then in effect, the highest rate in effect during the two-year period prior to the date of termination, or a specified dollar amount, and (2) the greatest of the incentive compensation awarded to the officer for the year most recently ended, a pro-rata portion of the incentive compensation for the year in which the termination occurs, or a specified dollar amount. In addition, each officer will receive his full base salary through his date of termination, payment for all accrued vacation, payment by us of an amount equal to certain amounts forfeited by the officer under our qualified retirement plans, and a pro rata portion of his incentive compensation for the year in which his employment is terminated.

Until the expiration of the term of the agreement (which is generally a four-year term) or, if earlier, the officer’s attainment of age 65, we will pay the officer’s health insurance premiums and we will maintain all other employee benefit plans, programs, and policies in which the officer was entitled to participate immediately prior to his termination. We will also pay the officer the difference between the amount he is entitled to receive under the SERP and the amount he would have received under the SERP if the officer had continued in our employ for an additional three years. Certain additional provisions relating to stock options are not expected to apply following the merger because of the cancellation and cash-out of the stock options as described above. Similarly, we will pay the officer the difference between the amount he is entitled to receive under our qualified defined benefit plan and the amount he would have received under such plan if the officer had continued in our employ for an additional three years. Finally, the officer will be provided with a gross-up payment equal to an amount, such that after payment of all taxes, including federal and state income taxes and additional excise taxes imposed by Section 4999 of the Internal Revenue Code on this additional payment, the officer will retain an amount equal to the excise taxes imposed by Section 4999 of the Internal Revenue Code.

In addition, an officer terminated after a change in control may elect to receive cash equal to the difference between the exercise price of all stock options held by the officer (whether or not then fully exercisable) and the greater of the market value of the stock on the date of termination or the highest price per share actually paid in connection with any change in control of Airborne. In the absence of this provision, under Airborne’s stock option plans, an employee terminated other than for cause has three months to exercise any options exercisable on the date of termination but any options not then exercisable are cancelled. Airborne’s stock option plans generally provide that all outstanding options become exercisable upon retirement and expire three years after the date of retirement unless their terms expire sooner.

For purposes of the above agreements, “good reason” generally includes the assignment to the officer of duties not customarily performed by our senior executives or inconsistent with the officer’s current position with us, a reduction in base salary, the failure by us to maintain any of the employee benefits to which the officer was entitled prior to the change in control, the failure by us to provide the officer with the number of paid vacation days to which he would be entitled as one of our salaried employees, the relocation of the officer’s offices to a location more than twenty-five miles from their current location, or any purported termination by us other than for “cause”, disability, or the attainment of age sixty-five.

For purposes of the above agreements, “cause” is generally defined as the officer’s willful and continued failure to substantially perform his duties with us (other than any such failure resulting from incapacity due to physical or mental illness) after a specific demand for substantial performance, or the officer’s willful engaging in gross misconduct demonstrably injurious to us.

In return for the benefits under the agreements described above, each of the named executive officers has agreed, among other things, not to serve as an executive, director or consultant to any competitor of Airborne for at least one year after termination of employment with Airborne. While these contracts were designed to encourage these officers to stay with Airborne, and not to deter changes in control, it is possible that a party wishing to obtain control of Airborne with the intention of replacing incumbent management could be influenced by the additional cost that Airborne would incur under these contracts.

INDEPENDENT AUDITORS

The firm of Deloitte & Touche LLP (“Deloitte & Touche”), independent auditors, has examined the financial statements of Airborne for the three years ended December 31, 2002, and has been selected by the Audit Committee of the Board of Directors and by the full Board of Directors to serve as Airborne’s independent auditors for the year ending December 31, 2003. Deloitte & Touche has no financial interest in Airborne, nor does it have any connection with Airborne in the capacity of promoter, underwriter, voting trustee, director, officer or employee. Representatives of Deloitte & Touche are expected to be present at the annual meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from stockholders.

Principal Accountant Fees

Audit Fees

The aggregate fees for professional services rendered by Deloitte & Touche for the audit of Airborne’s annual financial statements for 2002, and for review of the financial statements included in Airborne’s Quarterly Reports on Form 10-Q for 2002, were $422,000.

Financial Information Systems Design and Implementation Fees

Deloitte & Touche did not during 2002 render professional services to Airborne for information technology services relating to financial information systems design and implementation.

All Other Fees

The aggregate fees billed by Deloitte & Touche for services rendered to Airborne in 2002, other than the services described above under “Audit Fees,” can be subcategorized as follows:

Attestation Fees.    The aggregate fees for attestation service matters related to registration statements and regulatory compliance were $160,000.

Other Fees.    The aggregate fees for all other services, such as consultation regarding tax matters, were $88,000.

The Audit Committee has considered whether, and concluded that, the above fees other than audit fees are compatible with maintaining Deloitte & Touche’s independence.

STOCKHOLDER PROPOSALS

Airborne has been advised that several stockholders intend to present proposals at the annual meeting. Airborne will furnish promptly the names, addresses, and number of shares held by the proponents of the following stockholder proposals upon receipt by the Secretary of a written or oral request for such information.

PROPOSAL 3

STOCKHOLDER PROPOSAL

POISON PILLS

Shareholder Resolution

RESOLVED: this is to recommend that our Board of Directors redeem any poison pills previously issued (if applicable) and not adopt or extend any poison pills unless such adoption or extension has been submitted to a shareholder vote. This shareholder vote provision includes any new company issuance of stock, that could create a barrier similar in impact to a poison pill, against profitable offer for our stock.

Proponent’s Supporting Statement

Although our management redeemed the poison pill in 2002, our management could still adopt a new poison pill at virtually any time without a shareholder vote. Our vote to allow a shareholder vote regarding any poison pill exceeded 91% at our 2002 annual meeting. The 91% vote was the record high percentage-vote of any shareholder proposal at any company in 2002.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania’s Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980’s Fidelity, a mutual fund giant with $800 billion invested has withheld votes for directors at companies that have approved poison pills, Wall Street Journal, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. I believe that our company should allow a shareholder voting input on any poison pill.

BOARD OF DIRECTORS RECOMMENDATION

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS

VOTE AGAINST PROPOSAL 3

In February 2002 the Board of Directors terminated the Rights Agreement between Airborne and the Bank of New York (the “Rights Plan”). Payment of the redemption price for the rights outstanding under the Rights Plan was made to the stockholders entitled thereto. Airborne does not have a poison pill in effect at this time.

The Board of Directors believes that the directors—as the elected representatives of Airborne’s stockholders—have a responsibility to ensure that Airborne continues to adhere to sound governance policies and practices for the benefit of all stockholders. Insofar as the proposal purports to restrict future actions, the Board of Directors believes it is ill advised and dangerous. Corporate governance matters should not be decided by public referendum in the abstract when the decision could obligate Airborne to pursue a course of action in the future without allowing the Board of Directors to engage in a thoughtful analysis of the proposal at that time. In fact, limiting Airborne’s freedom of action in the future runs directly counter to the fiduciary standards the Board of Directors is obligated to uphold.

Right plans are designed to strengthen the ability of a board of directors, in the exercise of its fiduciary duties, to maximize stockholder value and protect stockholders from unfair and abusive takeover tactics. Circumstances could arise in the future in which the adoption of a new rights plan would be an important tool for protecting the interests of the stockholders in compliance with the fiduciary duties of the Board of Directors. Requiring stockholder approval prior to the adoption of a rights plan could impede the ability of the Board of Directors to use such a plan for the benefit of stockholders when circumstances warrant.

The vote on a similar proposal at last year’s annual meeting of stockholders received the approval of less than 39% of the outstanding shares.

The Board of Directors continually assesses its governance practices. From time to time, based on that review, the Board of Directors takes actions it believes will further enhance the interests of stockholders, as evidenced by the termination of the Rights Plan in 2002 and its recent decision to amend the bylaws to provide for annual election of directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE AGAINST PROPOSAL 3.

PROPOSAL 4

STOCKHOLDER PROPOSAL

NON-EXECUTIVE CHAIRMAN OF THE BOARD

Shareholder Resolution

RESOLVED: The shareholders of Airborne, Inc. (“Airborne” or the “Company”) urge the Board of Directors to amend the bylaws to require that an independent director who had not served as chief executive officer (“CEO”) of Airborne shall serve as Chairman of the Board of Directors.

Proponent’s Supporting Statement

The primary purpose of the Board of Directors is to protect shareholders’ interests by providing independent oversight of management, including the CEO. Such oversight is important in light of the performance of Airborne’s dismal stock price performance. We believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at Airborne.

Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The NACD has recommended that “[b]oards should consider formally designating an independent director as chairman or lead director. If they do not make such a designation, they should designate, regardless of title, an independent member to lead the board in its most critical functions, including setting board agendas with the CEO, evaluating CEO and board performance, holding executive sessions, and anticipating and responding to corporate crises.(1)”

Separating the positions of Chairman and CEO will enhance independent Board leadership at the Company. Institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS’ Corporate Governance Core Principles and Guidelines states that “the independence of a majority of the Board is not enough” and that “the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management.” CalPERS states that it “favors a non-executive chair of the Board.”(2) According to OMERS Proxy Voting Guidelines, “it is inappropriate for one person to serve as Chair of the Board and Chief Executive Officer.”(3) The Ethical Funds® Proxy Voting Guidelines(4) and Domini Social Investments Proxy Voting Guidelines(5) call for a strong independent director as Board Chair to represent the interests of shareholders.

We believe that separating the CEO and Chairman positions and having an independent Chairman will strengthen the Board’s integrity and improve its oversight of management.

For those reasons, we urge a vote FOR this resolution.

(1)	“Recommendation from the National Association of Corporate Directors: Concerning Reforms in the Aftermath of the Enron Bankruptcy Submitted March 1, 2002. Updated May 1, 2002. Updated May 1, 2002, p. A-92. www.nyse.com/pdfs/corp_a89.pdf
(2)	Teachers’ Retirement Board Subcommittee on Corporate Governance. “Enron-Related Corporate Governance Issues.” March 6, 2002. Executive Summary, p2.
(3)	Omers Proxy Voting Guidelines, 7—Separation of Board and Management Roles. www.omers.com/investments/proxyvoting_guidelines/A7.htm.
(4)	Ethical Funds® Proxy Voting Guidelines, 2002, p.6.
(5)	Proxy Voting Guidelines & Shareholder Activism, Proxy Season 2002, 7th Edition, P.25.

BOARD OF DIRECTORS RECOMMENDATION

THE BOARD OF DIRECTORS RECOMMENDS

THAT THE STOCKHOLDERS VOTE AGAINST PROPOSAL 4

The Board of Directors strongly endorses the view that one of its primary functions is to protect stockholders’ interests by providing independent oversight of management, including the CEO. However, given that Airborne already has in place excellent corporate governance procedures designed to provide this oversight, the Board of Directors does not believe that mandating a particular structure, such as a separate chairman and CEO, is necessary. Accordingly, for the reasons discussed below, the Board of Directors believes that the stockholder proposal is not in the best interests of Airborne and recommends a vote AGAINST the proposal.

The Board of Directors already provides the management oversight necessary for the protection of stockholders. The Board of Directors has in place a “lead director”, Richard Rosenberg, who facilitates executive sessions of the Board of Directors. Indeed, the recommendations of the National Association of Corporate Directors cited by the proponent expressly recognized an independent lead director as an acceptable alternative to a non-management Chairman. The independence of the Board of Directors as a whole is assured because all of the directors other than the CEO are independent. The independent directors lead the Board of Directors in many of its most critical functions as members of the Audit Committee, Compensation Committee, and Nominating Committee, each of which is composed entirely of independent directors.

Implementing this proposal would reduce the Board of Directors’ flexibility to select a leader and restrict its ability to organize its functions and conduct its business in the manner it deems most efficient. The Board of Directors believes it is neither appropriate nor prudent to impose an absolute prohibition against having the CEO serve as Chairman, and it therefore opposes the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE AGAINST PROPOSAL 4

PROPOSAL 5

STOCKHOLDER PROPOSAL

REGARDING INDEXED STOCK OPTIONS

Shareholder Resolution

RESOLVED: That the shareholders of Airborne, Inc. (“Airborne” or the “Company”) request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company’s stock price performance exceeds the peer group performance level.

Proponent’s Statement of Support

As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company’s primary competitors. The resolution requests that the Company’s Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company’s proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company’s participating executives would receive payouts only if the Company’s stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company’s stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution.

We urge your SUPPORT for this important governance reform.

BOARD OF DIRECTORS RECOMMENDATION

THE BOARD OF DIRECTORS RECOMMENDS

THAT THE STOCKHOLDERS VOTE AGAINST PROPOSAL 5

Airborne’s executive compensation policies are administered by the Compensation Committee of the Board of Directors, which is currently comprised of three independent directors. Each component of executive pay is weighted and valued by the Compensation Committee so that, in total, highly talented executives can be attracted, retained and motivated to consistently improve the performance of Airborne.

Airborne’s current compensation policies provide a strong link between Airborne’s performance and executive compensation. Airborne’s executive stock option plans already align the interests of Airborne’s executives with those of stockholders by incentivizing superior performance that leads to long-term stockholder value. The plans focus Airborne’s senior management on building consistent profitability and stockholder value by directly tying the interests of management to an increase in the market price of Airborne’s stock.

An indexed stock option plan, in contrast, would not necessarily provide this direct link between executive performance and long-term value for stockholders. For example, an indexed plan would allow an executive to benefit from a decline in the price of Airborne’s stock in situations where Airborne’s stock price declined, but not by as much as the peer group index. Conversely, if Airborne and all of the members of the peer group did equally well, Airborne’s executives would realize no value under their stock options, even though the executives’ performance may have been stellar. These types of perverse effects argue strongly against an indexed option program.

Airborne’s current executive compensation policies effectively align executive incentives with the long-term interest of Airborne’s stockholders. The Board of Directors believes that an indexed stock option program would undermine the long-term interests of the stockholders by adversely affecting Airborne’s ability to attract and retain the most qualified executives needed to manage its business. Therefore, the Board recommends a vote against the proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE AGAINST PROPOSAL 5

PROPOSAL 6

STOCKHOLDER PROPOSAL

REGARDING EXPENSING OF STOCK OPTIONS

Shareholder Resolution

RESOLVED: That the shareholders of Airborne, Inc. (“Airborne” or the “Company”) hereby request that the Company’s Board of Directors establish a policy of expensing in the Company’s annual income statement the costs of all future stock options issued by Airborne.

Proponent’s Statement of Support

Current accounting rules give companies the choice of reporting stock option expenses annually in the Company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board of Directors Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company’s operational earnings.

Stock options are an important component of our Company’s executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company’s compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor’s indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. “The failure to expense stock option grants has introduced a significant distortion in reported earnings,” stated Federal Reserve Board Chairman Alan Greenspan. “Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of company’s worth.” Globe and Mail, “Expensing Options Is a Bandwagon Worth Joining,” Aug. 16, 2002.

Warren Buffet wrote in a New York Times Op-Ed piece on July 24, 2002:

•	There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it’s justified.

•	For many years, I’ve had little confidence in the earnings numbers reported by most corporations. I’m not talking about Enron and WorldCom—examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings…

•	Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.’s have told their shareholders that options are cost-free…

•	When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don’t belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors’ concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

BOARD OF DIRECTORS RECOMMENDATION

THE BOARD OF DIRECTORS RECOMMENDS

THAT THE STOCKHOLDERS VOTE AGAINST PROPOSAL 6

The Board of Directors understands and shares investors’ need for an accurate picture of the true cost of executive compensation programs. At the same time, the Board of Directors believes that investors have an equally compelling need for accurate financial statements that allow comparisons between companies of similar size or in the same industry.

Current rules give companies the choice of accounting for stock options using the intrinsic value method, which generally results in recording no expense for stock option awards, or the fair value method, which generally results in expense recognition. If the intrinsic value method is used, the accounting rules further require that the impact of the fair value method be disclosed in the footnotes to the financial statements. Airborne is in full compliance with current accounting rules.

Most public companies, including Airborne, account for employee stock-based compensation, including stock options, using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” The “intrinsic value” of the option is the amount by which the market price of the stock exceeds the exercise price of the option on the date of grant. Generally, Airborne’s option awards have had zero intrinsic value on the date of grant, because the exercise price has been set to be equal to the market price of the stock on that date. In addition, substantially all of the options granted by Airborne to its employees are subject to vesting and cannot be exercised on the grant date. Therefore, the Board of Directors believes the “intrinsic value” method provides both a transparent and accurate picture of Airborne’s earnings.

The fair value method, prescribed by Statement of Financial Accounting Standards No. 123, “Accounting for Stock Compensation,” (“SFAS 123”) computes compensation expense based on the fair value of the option at the date of grant. “Fair value” is determined using an option-pricing model that takes into account multiple factors in estimating value. However, no uniform or conventional methodology is mandated for computing fair value, and the provisions of SFAS 123 related to fair value calculation are subject to wide interpretation that can have a material impact on the calculation of expense.

The Board of Directors believes it is generally in the best interest of stockholders to follow the most widely used industry practice when given a choice under accounting rules. While a number of major U.S. companies have announced plans to change their method of accounting for employee stock options to the fair value method and reflect the estimated value of stock options as an expense on their income statements, it is still unclear if this practice will become standard. The Financial Accounting Standards Board (“FASB”) has underway a project that will address a number of stock-based compensation issues, including whether to require all companies to adopt the fair value method and treat the cost of employee stock options as an expense, ways to improve the precision and consistency of measuring the cost of employee stock options, and the transition provisions for changing to the fair value method. The FASB plans to issue an Exposure Draft on these issues later this year that could become effective in 2004.

In the interim, the Board of Directors believes that the uncertainties associated with adoption of SFAS 123 may lead to financial statements that are not comparable. Consequently, the Board of Directors has determined that the intrinsic value method is the preferable choice, both because it is currently the most widely used standard and because it provides complete information to evaluate Airborne with or without the inclusion of stock options as an expense. While the face of the income statement does not include an expense for options under this method, the impact of the potential expense is clearly disclosed in the notes to the consolidated financial statements giving the investor a clear understanding of the impact of options on earnings. As clearly reflected in Note A of the notes to Airborne’s consolidated financial statements, use of the fair value method of accounting would have reduced Airborne’s reported earnings per share by $.09 in 2002.

The Board of Directors shares the desire to have transparent and accurate accounting policies implemented in a prudent manner with full and complete information as it pertains to this issue. The Board of Directors believes the best way to accomplish this objective at this time is to retain the current accounting policy with respect to stock options and await consensus and clarity on whether, and if so how, to expense stock options.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS

A VOTE AGAINST PROPOSAL 6

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that certain of Airborne’s officers and directors, and persons who own more than ten percent of a registered class of Airborne’s equity securities, file reports of ownership and changes of ownership with the Securities and Exchange Commission and the New York Stock Exchange. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish Airborne with copies of all such forms they file.

Based solely on its review of the copies of such forms received by Airborne, and on written representations by Airborne’s officers and directors regarding their compliance with the filing requirements, Airborne believes that, in 2002, all filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

STOCKHOLDER PROPOSALS

FOR 2004 ANNUAL MEETING

If the merger is not completed, we intend to announce the date of our 2004 Annual Meeting of Stockholders by filing a Form 8-K with the SEC. The Form 8-K will also indicate the last day on which proposals of stockholders intended to be presented at the 2004 Annual Meeting must be received by Airborne to be eligible for inclusion in Airborne’s proxy statement and form of proxy to be used in connection with the 2004 Annual Meeting.

A stockholder of record who intends to submit a proposal at the 2004 Annual Meeting that is not eligible for inclusion in the proxy statement, or who intends to submit one or more nominations for directors at the meeting, must provide prior written notice to Airborne. The notice should be addressed to the Secretary and received at Airborne’s principal executive offices not later than the date indicated in the Form 8-K described above. The written notice must satisfy certain requirements specified in Airborne’s amended and restated bylaws. A copy of the amended and restated bylaws will be sent to any stockholder upon written request to Airborne’s Secretary.

EXPERTS

The consolidated financial statements of Airborne, Inc. and subsidiaries (Airborne) as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, and the related financial statement schedule, incorporated in this proxy statement/prospectus by reference from Airborne’s Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in Airborne’s method of accounting for major engine overhaul costs) and have been so incorporated in reliance upon their report of such firm given upon their authority as experts in accounting and auditing.

OTHER MATTERS AND INFORMATION

Where You Can Find More Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, pursuant to which we file reports and other information with the SEC.

The public may read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. For further information concerning the operation of the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains periodic and other reports, proxy and proxy statements/prospectuses and other information regarding registrants that file electronically with the SEC, including Airborne. The address of the SEC’s website is http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this proxy statement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement, except for any information superseded by information contained directly in this proxy statement or in later filed documents incorporated by reference in this proxy statement.

This proxy statement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important business and financial information about Airborne that is not included in or delivered with this proxy statement.

Airborne Filings	Period

Annual Report on Form 10-K/A for the year ended December 31, 2002 (except for Item 15(a)(3) which is incorporated by reference from Airborne’s Annual Report on Form 10-K for the year ended December 31, 2002)

Year ended December 31, 2002 (filed April 29, 2003)

Current Report on Form 8-K	March 25, 2003 (filed April 4, 2003)

We also incorporate by reference additional documents that may be filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement and the date of the annual meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements/prospectuses.

Any person receiving a copy of this proxy statement may obtain, without charge, upon written or oral request, a copy of any of the documents incorporated by reference except for the exhibits to such documents (other than the exhibits expressly incorporated in those documents by reference). Requests should be directed to the following address:

Georgeson Shareholders Communications, Inc.

17 State Street

10th Floor

New York, New York 10004

Attention:

Telephone:

ABX AIR, INC. PROSPECTUS

The information in the ABX Air prospectus, which is a part of the proxy statement/prospectus, relates to ABX Air and the shares of ABX Air common stock to be issued to holders of Airborne common stock in connection with the merger between Airborne and Atlantis Acquisition, an indirect, wholly-owned subsidiary of DHL. Unless otherwise indicated, references in this prospectus to “ABX Air,” “us,” “we,” and “our” refer to ABX Air, Inc. and its subsidiaries and assumes the completion of the separation as discussed below. This prospectus describes the business and financial position of ABX Air after the separation, unless otherwise noted.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION

Why is ABX Air separating from Airborne?

The merger agreement with DHL requires that Airborne separate its air operations from its ground operations, with its air operations being retained by ABX Air. Under United States law, a U.S. air carrier cannot be owned or controlled by a non-U.S. citizen or non-U.S. citizens. In the merger, each holder of Airborne common stock will receive $21.25 in cash and one share of ABX Air common stock for each share of Airborne common stock held by them. Immediately following the merger, Airborne will be an indirect, wholly-owned subsidiary of DHL (but may subsequently be merged with another wholly-owned indirect subsidiary of DHL) and ABX Air will become an independent public company wholly-owned by Airborne’s former stockholders. Under certain limited circumstances, DHL would acquire all of Airborne’s operations (including ABX Air) for $21.65 in cash.

Will the separation occur if the merger does not?	No.

When will the separation occur?

The separation is expected to occur immediately prior to the effectiveness of the merger. However, the separation will occur only if the merger occurs. If any of the conditions to consummation of the merger are not satisfied or waived, the separation will be delayed or may not occur.

Will Airborne have any ownership interest in ABX Air after the separation?	No. After the merger, Airborne will not own any ABX Air common stock, nor will Airborne have the power to appoint directors to the Board of Directors of ABX Air.

Will ABX Air and Airborne have any continuing commercial or other agreements after the separation?	Yes. The following agreements between Airborne and ABX Air will be effective from and after the separation date:
•	a separation agreement, which provides for the separation and governs various relationships and circumstances that may arise between Airborne and ABX Air after the separation;

•	a tax sharing agreement, which allocates responsibilities and liabilities for pre-separation tax matters between Airborne and ABX Air;

•	an employee matters agreement, which allocates responsibilities and liabilities for pre-separation employee matters between Airborne and ABX Air;

•	a transition services agreement, which provides for Airborne to temporarily provide ABX Air with certain administrative and support services;

•	an ACMI agreement under which ABX Air will provide air cargo transportation services to Airborne on a cost plus basis;

•	a hub services agreement under which ABX Air will provide staff to Airborne to conduct hub, line-haul and equipment and facilities maintenance services on a cost plus basis;

•	a sublease, under which ABX Air will sublease a portion of the Wilmington Air Park airport from Airborne and will have the right to use certain common use facilities.

Is the receipt of ABX Air shares by a stockholder in connection with the merger taxable for United States federal income tax purposes?

Yes. We expect that each stockholder will recognize capital gain or loss, equal, in each case, to the difference between (1) the sum of (a) the fair market value of the ABX Air shares received in the merger and (b) the cash proceeds received pursuant to the merger and (2) the stockholder’s adjusted tax basis in Airborne common stock surrendered in exchange therefor. Because the tax consequences of the separation and the merger are complex and may vary depending on your particular circumstances, we recommend that you consult your tax advisor concerning the federal (and any state, local or foreign) tax consequences to you of the separation and the merger.

What is ABX Air’s dividend policy?

The payment of dividends by ABX Air after the separation will be subject to the discretion of the ABX Air Board of Directors. Under the terms of the one or more promissory notes to be issued to DHL Holdings, ABX Air will be restricted from making annual cash dividends in excess of $1 million.

How will ABX Air common stock trade?

There is no established public trading market for ABX Air common stock. Immediately following the consummation of the merger, our common stock will not trade on a national exchange or NASDAQ. We expect that the ABX Air common stock may be traded on the OTC Bulletin Board or its successor. We expect trading in ABX Air common stock to commence on the effective date of the merger.

If my stock is not listed on a National Exchange, how can I trade shares of ABX?

In order to trade shares of ABX Air, you will need to contact a stock broker and inform the broker that you desire to buy or sell the stock. The stock broker is required by securities law to search out the best price at which your shares may be sold by contacting the registered market maker(s) for our shares, if any.

How will I receive my ABX Air common stock?

Promptly after the effective time of the merger, the exchange agent will send the Airborne stockholders a letter of transmittal and instructions explaining how to send their Airborne stock certificates to the exchange agent. Promptly following the exchange agent’s receipt and processing of the Airborne common stock certificates and properly completed transmittal documents, the exchange agent will (1) mail checks for the appropriate cash merger consideration, minus any withholding taxes required by law, and (2) register your ownership interest in the shares of ABX Air common stock in uncertificated shares in book-entry form through the direct registration system with the registrar. Your book-entry shares will be held with our transfer agent and registrar,                         , which will serve as the official record keeper for the ABX Air common stock. Under the direct registration system, instead of receiving stock certificates, you will receive an account statement reflecting your ownership interest in shares of ABX Air common stock. If at any time you want to receive a physical certificate evidencing your shares of our common stock, you may do so by contacting our transfer agent and registrar.

Who will be the exchange agent, transfer agent and registrar for the ABX Air common stock?

Bank of New York, which is the registrar and transfer agent for Airborne common stock, will be the exchange agent for the ABX Air common stock. You may contact Bank of New York by telephone at 1-800-507-9357 or by mail at 101 Barclay Street, New York, NY 10286.                          will be the transfer agent and registrar for the ABX Air common stock. You may contact                          by telephone at                  or by mail at                 .

Are there any risks entailed in owning ABX Air common stock?	Yes. Stockholders should consider carefully the risk factors discussed in the “Risk Factors” section of this prospectus.

Where are the principal executive offices of ABX Air?	145 Hunter Drive, Wilmington, Ohio 45177 Telephone (937) 382-5591

How can I find out more information about the merger?	The proxy statement to which this prospectus is attached contains detailed information about the merger.

PROSPECTUS SUMMARY

The following summary of the material information contained in this prospectus may not contain all of the information that is important to you. We urge you to read carefully the entire prospectus, including the financial statements and the risks discussed under “Risk Factors.”

OVERVIEW OF TRANSACTION

On March 24, 2003, the Board of Directors of Airborne approved a merger agreement providing for the merger of Airborne with Atlantis Acquisition, an indirect, wholly-owned subsidiary of DHL and the separation of ABX Air into an independent company. The merger and separation transactions are comprised of the following steps which will take place virtually simultaneously: (1) Airborne’s air operations will be separated from its ground operations, with the air operations being retained by ABX Air; (2) DHL will acquire Airborne’s ground operations (including all operations conducted by Airborne Express, Inc., including its customer relationships, pick up and delivery network and all related sales, marketing and administrative services) through a merger of Airborne with Atlantis Acquisition, an indirect, wholly-owned subsidiary of DHL; and (3) Airborne stockholders will receive $21.25 in cash and one share of common stock of ABX Air for each share of Airborne common stock owned. Upon the closing of the transaction, Airborne will operate as an indirect, wholly-owned subsidiary of DHL and ABX Air will become an independent public company wholly-owned by Airborne’s former stockholders. ABX Air will also enter into a number of commercial agreements with DHL’s Airborne subsidiary, including an ACMI agreement and hub services agreement.

The separation will occur on the effective date of, and immediately prior to, the merger. If Airborne stockholders do not adopt the merger agreement, or if other conditions to the merger are not met, the separation will not occur. Under certain limited circumstances, DHL will acquire all of Airborne’s operations (including ABX Air) for $21.65 per share. In this event, Airborne’s stockholders would not receive any shares of ABX Air common stock. The alternative merger consideration will be paid if (1) a court order blocking the transaction or other legal prohibition has been obtained by the DOT or otherwise arises under Title 49 of the United States Code, and the payment of the alternative merger consideration, among other things, would be sufficient to remove the legal prohibition, or (2) after the mailing of this proxy statement/prospectus the parties to the merger agreement mutually agree.

The aggregate number of shares of ABX Air common stock to be received by Airborne stockholders and option holders represents 100% of the ABX Air common stock that will be outstanding upon completion of the merger.

There is no established public trading market for our common stock.

ABX AIR

ABX Air was incorporated in Delaware in 1980 as a subsidiary of AEI and subsequently became a sister subsidiary of AEI and a wholly-owned subsidiary of Airborne. During the past two decades, ABX Air has been AEI’s primary provider of package sorting and handling services, warehousing, line-haul logistics services and other air cargo transportation related services for its domestic operations. We have also performed charter operations, airframe and component maintenance and repair, aircraft parts sales and brokerage, airport-to-airport transportation of freight on a space available basis, flight crew training and miscellaneous technical services. As of March 31, 2003, ABX Air operated an in-service aircraft fleet of one hundred and sixteen aircraft, including twenty-three Boeing 767s, nineteen McDonnell Douglas DC-8s and seventy-four McDonnell Douglas DC-9s.

Immediately prior to the merger, Airborne will separate its air operations from its ground operations with its air operations being retained by ABX Air.

Following the merger and separation, we will become an independent provider of numerous services in support of businesses competing in the air cargo transportation services industry. Initially, our largest customer will be Airborne, our former parent. Our main products and services will include the provision of charter services on an aircraft, crew, maintenance and insurance (“ACMI”) basis, as well as hub and line-haul services. As part of our business plan, we plan to grow our existing array of services.

Our principal executive offices are located at 145 Hunter Drive, Wilmington, Ohio 45177 and our telephone number is (937) 382-5591.

RISK FACTORS

Owning shares of our common stock will entail numerous risks. In reviewing this prospectus, you should carefully consider the risk factors described under “Risk Factors” beginning on page P-6.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

For summary historical financial data of ABX Air, see “Summary—Selected Historical Consolidated Financial Data of ABX Air” on page 14 of the proxy statement. The summary financial data set forth therein do not reflect the many changes that will occur in our operations, capitalization and tax status in connection with and as a result of the separation. The summary financial data are not necessarily indicative of what our results of operations or financial position would have been had we operated as an independent public company during the periods presented, nor are they necessarily indicative of our future results of operations or financial position. The summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Pro Forma Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and the audited consolidated financial statements and related notes included elsewhere in this prospectus.

SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

For summary pro forma consolidated financial data of ABX Air, see “Summary—Pro Forma Consolidated Financial Data of ABX Air” on page 15 of the proxy statement. The unaudited summary pro forma consolidated financial data therein give effect to (1) the separation of the air operations and ground operations of Airborne, with the air operations retained by ABX Air as contemplated in the separation agreement and (2) the ACMI agreement and hub services agreement, as if those transactions had occurred as of January 1, 2002 for purposes of the statements of operations and as of December 31, 2002 for purposes of the balance sheet data. The unaudited summary pro forma consolidated financial data do not reflect our actual results of operations or financial position had we been an independent company as of January 1, 2002 or had the separation and the ACMI agreement and hub services agreement actually been effective on the dates assumed and are not necessarily indicative of future financial performance. The unaudited data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data,” “Pro Forma Consolidated Financial Data” and the audited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

RISK FACTORS

You should carefully consider each of the following risks and all the other information contained in this proxy statement/prospectus.

RISK FACTORS ASSOCIATED WITH OWNERSHIP OF ABX AIR COMMON STOCK

You may not be able to trade ABX Air common stock if an active trading market does not develop.

There has been no trading market for ABX Air common stock. Accordingly, we cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of ABX Air common stock will be volatile. Because there has not been a public market for ABX Air common stock, the market price of ABX Air common stock cannot be predicted, and you may not be able to resell your shares at an attractive price after the merger and separation. Immediately following the completion of the merger and the separation, the ABX Air common stock will not be traded on a national exchange or NASDAQ. We expect that the ABX Air common stock may trade on the OTC Bulletin Board or its successor. As a result, an active trading market may not develop quickly, if at all, and investors may find it difficult to sell their shares. In addition, institutional investors who currently hold a substantial portion of the Airborne common stock may not continue to hold the ABX Air common stock because it is not listed on a national exchange and will not fit within their investment strategies and guidelines. The sale, or attempted sale, of large amounts of ABX Air common stock immediately following the merger could delay the development of an orderly trading market. Unless and until an orderly market develops, the prices at which ABX Air shares trade may fluctuate significantly. In addition, the price of ABX Air shares may be depressed until investors have an opportunity to fully familiarize themselves with our business and how it relates to and competes within our industry.

The value of ABX Air common stock may be subject to significant volatility.

The market price of ABX Air common stock may be highly volatile because of a number of factors, including the following:

•	anticipated illiquidity of ABX Air common stock;

•	actual or anticipated fluctuations in our operating results;

•	the operating performance and stock price of other companies in our industry;

•	announcements by us or our competitors of new products or significant contracts, acquisitions, joint ventures or capital commitments;

•	labor disruptions and increases in operating costs;

•	changes in the value of our aircraft;

•	departures of key personnel;

•	future sales or issuances of ABX Air common stock or debt securities;

•	general market and economic conditions;

•	announcements by third parties of significant claims or proceedings against us or adverse litigation or arbitration results; and

•	adverse regulatory or legislative actions.

In addition, the stock markets from time to time experience price and volume fluctuations that may be unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading price of ABX Air common stock, regardless of our operating performance.

The amount of income, gain or loss you may recognize as a result of the separation cannot be precisely determined.

Your receipt of cash and ABX Air common stock in connection with the merger will be a taxable transaction. The merger and separation are intended to constitute a single integrated transaction pursuant to which each Airborne stockholder generally will recognize capital gain or loss equal, in each case, to the difference between (1) the fair market value of the ABX Air shares plus the cash received in the merger and (2) the stockholder’s adjusted tax basis in the Airborne common stock surrendered in exchange. The amount of income, gain or loss, if any, that you will recognize will depend, in part, on the fair market value of the ABX Air common stock you receive in the merger and your adjusted tax basis in the Airborne common stock surrendered in the merger.

Provisions in our organizational documents, the ABX Air rights plan and agreements with Airborne could prevent our stockholders from obtaining a change of control premium for their shares of ABX Air common stock.

The amended and restated certificate of incorporation, amended and restated bylaws and rights plan of ABX Air and Delaware law contain anti-takeover provisions that could have the effect of delaying or preventing changes in control of ABX Air that a stockholder may consider favorable. The provisions in ABX Air’s amended and restated certificate of incorporation, amended and restated bylaws and rights plan include the following:

•	the Board of Directors of ABX Air has the authority to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•	stockholder action may generally be taken only at a special or regular meeting, and not by written consent;

•	nominations of candidates to ABX Air’s Board of Directors are generally subject to advance notice procedures;

•	there are limitations on foreign ownership and you may be unable to vote your shares or receive dividends if you exceed those limitations;

•	a change of control of ABX Air will allow DHL Holdings to accelerate payment of the promissory notes;

•	certain change of control events of ABX Air will give Airborne a termination right under the ACMI agreement and the hub services agreement; and

•	if an unsolicited party acquires 15% or more of the outstanding common stock of ABX Air, our rights plan will be triggered.

Foreign ownership limitations contained in our amended and restated certificate of incorporation will limit foreign interest in our stock.

Our amended and restated certificate of incorporation limits ownership of our common stock by non-U.S. citizens. Generally, non-U.S. citizens cannot own or control more than 25% of our voting stock or hold 50% or more economic interest in our capital stock. As a result, foreign investment in our company will be limited. In addition, if non-U.S. citizens own or control shares in excess of the limitations, they will be restricted from voting or receiving dividends.

RISKS ASSOCIATED WITH ABX AIR’S BUSINESS

We are dependent upon our most significant customer for substantially all of our revenue.

We expect revenues from our ACMI agreement and hub services agreement with Airborne to account for nearly all of our revenues immediately after the separation. In 2002, Airborne accounted for approximately 98% of our total operating revenues. We believe that our relationships with Airborne and our other customers have been and will continue to be mutually satisfactory. However, there can be no assurance that the ACMI agreement will be renewed upon its expiration in seven years, or the hub services agreement upon its expiration in three years. In addition, a significant reduction in the scope of services under the ACMI agreement resulting from our failure to meet performance standards or our failure to obtain an agreement with our pilots within 180 days after the separation would have a material adverse effect on our results of operations. If the ACMI agreement or the hub services agreement were terminated early pursuant to its terms, it would have a material adverse effect on our results of operations. In addition, should Airborne become insolvent or bankrupt after the merger, our business would be adversely effected.

Failure to maintain our operating certificate and authorities would adversely affect our business.

The separation of ABX Air from Airborne requires ABX Air to file a notice of a substantial change with the DOT. In connection with the filing, the DOT will determine whether ABX Air is fit, willing and able to engage in air transportation of cargo and is a U.S. citizen. DOT confirmation and receipt of DOT approval is not a condition to DHL’s obligations to close the merger. If the parties were to complete the merger and separation without obtaining DOT confirmation or approval, the DOT may bring an enforcement action against ABX Air and seek to suspend, modify or revoke its air carrier certificates and/or authorities.

Under United States laws, a U.S. air carrier cannot be owned or controlled by a non-U.S. citizen or citizens. The DOT may determine that DHL indirectly controls ABX Air as a result of the commercial arrangements (in particular, the ACMI agreement and the hub services agreement) between ABX Air and Airborne. If the DOT determined that ABX Air was controlled by DHL, the DOT could bring an enforcement action against ABX Air to revoke its certificates and authorization and this would materially and adversely affect our business.

We have necessary authority to conduct flight operations within the United States and maintain a Domestic All-Cargo Air Service Certificate for our domestic services, a Certificate of Public Convenience and Necessity for Route 377 for our Canada service, and an Air Carrier Operating Certificate issued to us by the FAA. The continued effectiveness of such authority is subject to our compliance with applicable DOT and FAA statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future. The loss of such authority including in the situation described above would materially and adversely affect our operations and would effectively eliminate our ability to operate our air services.

If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our obligations.

We require significant capital to fund our business. Assuming the merger is completed by August of 2003, immediately after the effective time of the merger and separation, we will have approximately:

•	$101.5 million of obligations related to an aircraft loan and capital lease obligations;

•	$15.7 million of operating lease commitments;

•	$127.2 million of unconditioned obligations for committed aircraft acquisitions and modifications;

•	indebtedness arising from one or more promissory notes payable to DHL Holdings, anticipated to be between $75 million to $175 million; and

•	$24.4 million of commercial commitments, including standby letters of credit and surety bonds.

We are currently seeking to secure a line of credit or similar credit facility of approximately $25 million; however, there is no assurance that we will obtain such credit facility.

While we believe we have the ability to sufficiently fund our planned operations and capital expenditures for the first year of operations, primarily through the ACMI agreement and hub services agreement, circumstances could arise that would materially affect our liquidity. Our operating results could be negatively impacted by prolonged labor disputes or changes in our cost structure. Under the terms of the ACMI agreement and hub services agreement, ABX Air may request Airborne to prepay up to three weeks base compensation, if ABX Air’s cash and cash equivalents drop below $60 million. If available cash on hand and cash flows from our operations or such prepayment of base compensation are not sufficient to fund our obligations, it may be necessary for us to secure alternative financing. We may be unsuccessful in securing alternative financing when needed, on terms that we consider acceptable, or at all.

Our high degree of leverage could have important consequences to investors.

Immediately after the merger and separation, ABX Air will have significant indebtedness compared to its stockholders equity. This high degree of leverage may affect us in a number of ways, including:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be diminished;

•	a substantial portion of our cash flow from operations may be required for the payment of principal and interest on our indebtedness and lease payments, thereby reducing the funds available for our operations and other purposes;

•	we may be substantially more leveraged than some of our competitors, which may place us at a competitive disadvantage; and

•	our high degree of leverage may hinder our ability to adjust rapidly to changing market conditions and could make us more vulnerable in the event of a downturn in our business or general economic conditions.

Our ability to make scheduled payments of the principal of, or to pay interest on, our indebtedness and to make scheduled payments under our lease obligations depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Notwithstanding the cost plus structure of the ACMI agreement and hub services agreement, there can be no assurance that our business will continue to generate sufficient cash flow from operations in the future to service our debt and lease obligations.

Certain terms of the ACMI agreement and hub services agreement with Airborne may adversely affect our financial position.

Though the ACMI agreement and hub services agreement with Airborne are structured as cost plus arrangements, the costs for which we can be reimbursed are subject to certain limitations. For instance, labor costs are capped at a predetermined level and certain other costs are non-reimbursable. Accordingly, if labor costs sharply increase or we incur excessive non-reimbursable costs, there can be no assurance that the revenues from these agreements will generate sufficient net income. Under the ACMI agreement and the hub services agreement, we must meet certain performance standards and there is no assurance that we will be able to continue to comply with them. If we are unable to comply with such standards, Airborne may terminate the ACMI agreement and the hub services agreement prior to the end of their respective terms.

Any labor disruption, work stoppage or labor strike would adversely affect our ability to conduct our business.

Our business depends to a significant degree on our ability to avoid strikes and other work stoppages and slowdowns by our employees. The International Brotherhood of Teamsters, Airline Division, (IBT), represents our flight crewmembers, consisting of approximately 745 employees.

The IBT is the duly designated and authorized representative of our flight crewmembers under the Railway Labor Act (RLA), as amended, which is the governing federal labor law. The flight crewmembers’ contract became amendable as of July 31, 2001, and the parties are in the formal mediation phase of the negotiation process. Under the RLA, labor agreements do not expire, so the existing contract remains in effect throughout the negotiation process. Mediation under the RLA is conducted by the National Mediation Board, which has the sole discretion as to how long the mediation is to last and when it will end. In addition to direct negotiations and mediation, the RLA includes a provision for potential arbitration of unresolved issues and a 30-day “cooling off” period before either party can resort to self-help. Because the terms of an amended labor agreement will be determined by collective bargaining, we cannot predict the outcome of the remaining negotiations at this time or the effect of the terms of a new contract on our business or results of operations. Negotiations could result in changes in pay, benefits or work rules adverse to our business.

If we are unable to successfully conclude an agreement, self-help remedies include, among others, work slowdowns, work stoppages, or strikes by the members of the labor union and the imposition of proposed contract terms and hiring of replacement workers by ABX Air. In addition, our other employees are subject to union organizing activities from time to time and, if successfully organized and after undergoing the process described above, could engage in self-help remedies such as work slowdowns, stoppages, or strikes. Any prolonged strike or work stoppage or slowdown by our flight crewmembers or other employees would have a material adverse effect on our business, results of operations and financial condition.

Restrictive covenants contained in our debt and lease instruments limit our ability to undertake certain transactions.

These debt and lease instruments and agreements restrict our ability to:

•	pay dividends or make other restricted payments;

•	enter into transactions with affiliates;

•	merge or consolidate with any other person; or

•	sell, assign, transfer, lease, convey or otherwise dispose of our assets for less than fair market value.

A default under any debt instrument may cause a cross-default under other debt instruments. If we are unable to repay those amounts, lenders or lessors, as the case may be, could proceed against the collateral granted to them to secure that indebtedness, or the lessors could repossess the collateral. If our lenders accelerate the payment of indebtedness, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness.

Failure to successfully execute our business plan, including expanded product service initiatives, may adversely affect our financial position and results of operations.

As part of our business plan, we plan to grow our existing array of services. These expanded services include ACMI services, on demand charter services, airframe and component maintenance and repair services, aircraft parts sale and brokerage, airport-to-airport transportation of freight on a space available basis, flight crew training and miscellaneous technical services. Failure to successfully execute on the business plan and the expanded product line plan, in the absence of compensating improvements in other parts of the business, could adversely affect our financial position and results of operations.

The continuation of the current weak economy may adversely affect our business and results of operations.

Our success is highly dependent on the level of business activity and overall economic conditions in the markets in which we operate. Our business and results of operations have been adversely affected by the recession in the United States and elsewhere, and we expect that our business and results of operations will continue to be adversely affected as a result of the weak economy. We cannot predict when or the extent to which economic growth will resume in the future. Continuation of the current economic downturn in the United States could adversely impact the cargo business of Airborne or our other customers which could eventually affect our revenues under the ACMI agreement, our ability to obtain new ACMI contracts or other charter contracts or to obtain renewals of existing ACMI contracts and other charter contracts on attractive economic terms, and our ability to obtain additional business.

Our executive officers are critical to our business and their loss may harm our operations.

We believe that our success in maintaining the ACMI agreement and the hub services agreement, acquiring new ACMI contracts or other charter contracts, growing our product line and managing our operations will depend substantially upon the continued services of a number of our present executive officers. The loss of the services of several of such persons could adversely affect our business.

We are subject to continued compliance with governmental regulations and authorities. Failure to comply with relevant rules and regulations would adversely affect our business.

Under the Federal Aviation Act of 1958, as amended and codified in Title 49 of the United States Code, the DOT and the FAA exercise regulatory authority over us. We have obtained the necessary authority to conduct domestic cargo flight operations under our Domestic All-Cargo Air Service Certificate. We also possess a Certificate of Public Convenience and Necessity for Route 377 authorizing us to conduct scheduled cargo operations between the United States and Canada. By virtue of the fact that we hold this certificate, we are also authorized by the United States to conduct all-cargo charter flights on a worldwide basis. In addition, we possess and maintain our Air Carrier Operating Certificate issued to us by the FAA. The continued effectiveness of such authority is subject to our compliance with applicable DOT and FAA statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future. Our technical operations are subject to strict scrutiny and inspection by the FAA and to the imposition of new regulatory requirements that can negatively affect our operations or require significant expenditures in order to establish compliance with such new rules or regulations. If we decide to provide service to additional points outside the United States, we must also obtain permission for such operations from the applicable foreign governments and certain airport authorities, as well as foreign route authority from the DOT for scheduled foreign operations.

In addition to compliance with existing laws and regulations, new laws and regulations may be enacted requiring us to take additional steps to comply with them. In addition, agencies of the government have announced their intention to adopt new regulations, which if adopted, could become applicable to us. For example:

•	the FAA may issue maintenance directives and other mandatory orders relating to, among other things, inspection of aircraft and replacement of aircraft structures, components and parts, based on the age of the aircraft and other factors;

•	the FAA has mandated the installation in all cargo aircraft of the Traffic Alert and Collision Avoidance System by December 31, 2004 and the Terrain Awareness Warning System by March 2005;

•	the Transportation Security Administration, or TSA, may adopt security related regulations, including new requirements for the screening of cargo, that could have an impact on our ability to efficiently process cargo or otherwise increase costs in order to comply with new regulatory requirements;

•	the TSA may require that we reimburse it for the cost of security services it may provide us in the future;

•	the Customs Service has proposed that certain data be supplied as much as 24 hours in advance of the movement by air of exports from and imports to the United States, which could have an adverse impact on our ability to expeditiously process air freight and air express shipments;

•	the Food and Drug Administration, or FDA, has proposed regulations mandating reporting of information on food shipments to the United States well in advance of their arrival; and

•	the FAA has indicated its intention to comprehensively review many air cargo related issues such as cargo loading, training and maintenance requirements, which review may require us to change certain of our operating practices.

We cannot assure you that existing laws or regulations will not be revised or that new laws or regulations, which could have an adverse impact on our operations, will not be adopted or become applicable to us. We also cannot assure you that we will be able to recover any or all increased costs of compliance from our customers or that our business and financial condition will not be adversely affected by future changes in applicable laws and regulations.

In addition, the Department of Homeland Security has taken over many departments and functions which regulate various aspects of our business (such as the Customs Service) and formed the Department’s Border and Transportation Directorate. The ability of this new Department to efficiently structure these combined operations and functions may impact us in ways that cannot be accurately determined at this time.

In addition, the federal government regulates the transportation of hazardous materials by cargo air carriers. Although customers are required to properly classify, label, mark and prepare shipments that contain hazardous materials, customers may not inform us when their cargo includes hazardous materials. As an air carrier, we are responsible for the proper handling and shipment of hazardous cargo even if the shipper fails to notify us of the hazardous nature of the cargo being transported. The transportation of improperly declared hazardous materials can result in fines and penalties, and cause possible damage to our aircraft or other liability.

As of March 31, 2003, our in-service fleet included nineteen McDonnell Douglas DC-8, seventy-four McDonnell Douglas DC-9 and twenty-three Boeing 767 aircraft, all of which were manufactured prior to 1990. Manufacturer Service Bulletins and the Federal Aviation Administration Airworthiness Directives issued under its “Aging Aircraft” program cause aircraft operators of such aircraft to be subject to extensive aircraft examinations and require such aircraft to undergo structural inspections and modifications to address problems of corrosion and structural fatigue at specified times. Airworthiness Directives have been issued that require inspections and both major and minor modifications to such aircraft. It is possible that additional Service Bulletins or Airworthiness Directives applicable to the types of aircraft or engines included in our fleet could be issued in the future. The cost of compliance with Airworthiness Directives and of following Service Bulletins cannot currently be estimated, but could be substantial.

We are subject to potential liability under environmental laws.

Our operations are regulated under a number of federal, state and local environmental laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. Compliance with these environmental laws and regulations is a significant consideration for us because we use hazardous materials in our operations. In addition, because we are a generator of hazardous wastes, we may be subject to financial exposure for costs associated with an investigation and any remediation of sites at which we have arranged for the disposal of hazardous wastes if these sites become contaminated, even if we fully comply with applicable environmental laws. In the event of a violation of environmental laws, we could be held liable for damages and for the costs of remedial actions. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, which could negatively affect our operating results.

Intensified geopolitical risks and the resulting government responses may harm our business, reduce our revenues and increase our costs.

The world is experiencing a very high level of geopolitical uncertainty due to continued conflict in the Middle East, the continued war on terrorism, erosion of relations between the United States and certain of its allies, and many other factors. The terrorist acts of September 11, 2001 adversely impacted our business due to the FAA’s temporary grounding of all U.S. air traffic, increased security and other costs. Further terrorist attacks involving aircraft, or the threat of such attacks, could result in another grounding of our fleet, and would likely result in additional reductions in capacity utilization, along with increased security and other costs. In addition, terrorist attacks not involving aircraft, or the general increase in hostilities by terrorist organizations or otherwise, could adversely affect our business.

The intensification of geopolitical risks diminishes the prospects of our business. To the extent these risks do not abate, our business and results of operations may be adversely affected by a number of factors, including:

•	the magnitude and duration of the adverse impact of these risks on the economy in general and business activity in particular;

•	the higher costs associated with potential new airline security directives and any other increased regulation of air carriers;

•	the higher costs of insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking and other similar perils, and the extent to which such insurance will continue to be available;

•	our ability to raise additional financing; and

•	any resulting declines in the values of the aircraft in our fleet.

The market for air cargo transportation services is highly competitive. If we do not successfully compete, our business will be adversely affected.

The market for our services has been and is expected to remain highly competitive. A number of airlines currently provide services for themselves and for others similar to the services we offer and new airlines may be formed that could also compete with us. Such airlines may have substantially greater financial resources than we do. In addition, certain retail ACMI companies, such as Atlas Air, Inc., Kitty Hawk Airways and Evergreen International, compete with us. If we are unable to compete successfully, our business and results of operations will be adversely affected.

If insurance coverage becomes unavailable, it would adversely affect our ability to operate.

We are required by the DOT to carry liability insurance on each of our aircraft, and each of our aircraft leases and ACMI contracts also require us to carry such insurance. We currently maintain public liability and property damage insurance and aircraft hull and liability insurance for each of the aircraft in our fleet in amounts consistent with industry standards. We maintain cargo liability insurance if not provided by our customers under ACMI contracts.

Following the terrorist attack of September 11, 2001, commercial insurance providers initially cancelled war risk liability insurance coverage and thereafter began offering such coverage on a more limited basis and at substantially higher rates. For this reason, the U.S. government has been and is continuing to offer war risk insurance to United States airlines at rates below the commercial insurance market. The U.S. government has committed to offer war risk insurance to airlines through August 31, 2004, after which it may be necessary to procure war risk insurance in the commercial market. The war risk insurance available to airlines in the commercial market may be more limited in coverage and/or may not be available on commercially reasonable terms. If we do not maintain certain insurance coverage, our fleet may be grounded.

Although we believe that our insurance coverage is adequate, there can be no assurance that the amount of such coverage will not be changed upon renewal or that we will not be forced to bear substantial losses from accidents. Substantial claims resulting from an accident could have a material adverse effect on our financial condition and could affect our ability to obtain insurance in the future.

After the separation, we will no longer be able to depend on Airborne for key services.

Since our inception in 1980, we have operated our business with the assistance of management and administrative services, such as financial, tax, accounting and legal services, provided by Airborne. As a result of the separation and the merger, we will cease to be affiliated with Airborne; however, we will continue to receive certain transitional services from Airborne for a short time. We plan to replicate the services previously obtained from Airborne. If we are unable to do so in a timely manner, our operations could be impaired.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts, and projections about our business and the industry in which we operate, and management’s beliefs and assumptions. Such statements include, in particular, statements about our plans, strategies, and prospects under the headings “Summary,” “Risk Factors,” “Capitalization,” “Pro Forma Consolidated Financial Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management,” “Ownership of ABX Air Common Stock,” “Related Party Transactions,” “Dividend Policy” and “Business.” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance and are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, many of which are beyond our control, cannot be foreseen, and reflect future business decisions that are subject to change. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. There are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information, including, but are not limited to:

•	gaining regulatory approval to complete the merger and separation;

•	the possibility that the merger and separation may not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval;

•	the ability of ABX Air to operate successfully as an independent company;

•	early termination of the ACMI agreement or the hub services agreement;

•	changes in customer demand and prices resulting in a negative impact on revenues and margins;

•	increases in the costs of labor and unreimbursed costs under the ACMI agreement and hub services agreement;

•	increased competition in our product lines and our ability to develop new products;

•	changes in capital availability or costs and our ability to execute capital programs;

•	workforce factors such as strikes or labor interruptions;

•	the cost of compliance with applicable governmental regulations and laws, and changes in such regulations, including aviation and environmental regulations, and laws;

•	the general political, economic and competitive conditions in markets where we operate;

•	the timing and occurrence (or non-occurrence) of transactions and events which may be subject to circumstances beyond our control;

•	the impact of war and terrorism on the air cargo business;

•	maintaining customer relationships;

•	ABX Air’s ability to gain additional business;

•	risks associated with maintaining a fleet of aircraft;

•	the trading liquidity of ABX Air common stock, as well as other matters discussed under the heading “Risk Factors.”

We caution that the factors described above are not all inclusive. All of the forward-looking statements made in this prospectus are qualified by this cautionary statement, and readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

THE SEPARATION

Background

On March 24, 2003, the Board of Directors of Airborne approved a merger agreement providing for the merger of Airborne with Atlantis Acquisition, an indirect, wholly-owned subsidiary of DHL. As a result of the merger, Airborne will become an indirect, wholly-owned subsidiary of DHL. The merger is conditioned upon, among other things, the separation by Airborne of its air operations from its ground operations, with the air operations being retained by ABX Air, except under the limited circumstances that are described under the heading “The Merger Agreement—Merger Consideration” on page 44 of the proxy statement portion of the proxy statement/prospectus. The separation will take effect immediately prior to the merger.

Overview of Separation

Airborne will effect the separation by transferring certain assets and liabilities related to its ground operations out of ABX Air to Airborne and retaining in ABX Air certain assets and liabilities related to its air operations. After completion of the merger and separation, ABX Air will become an independent, publicly-owned company, wholly-owned by Airborne’s former stockholders.

In the separation:

•	Intercompany advances payable to Airborne will be cancelled;

•	ABX Air will transfer the stock of Wilmington Air Park Inc., which owns Wilmington Air Park airport, to Airborne;

•	ABX Air will transfer certain assets, including material handling and sortation equipment, and certain liabilities related to Airborne’s ground operations to Airborne;

•	ABX Air will retain certain assets, including aircraft, flight simulators and related spare parts, and certain liabilities related to Airborne’s air and sort operations;

•	DHL Holdings will loan an amount, anticipated to be between $75 million and $175 million, to ABX Air; and

•	ABX Air and Airborne will enter into an ACMI agreement, a hub services agreement, a sublease, an employee matters agreement, a tax sharing agreement and a transition services agreement.

The separation will occur according to the terms and conditions of the separation agreement, which is attached as Appendix B to the proxy statement/prospectus. You should read carefully the separation agreement and the description of the separation agreement contained in the proxy statement/prospectus under “The Separation Agreement” (page 58).

Reasons for the Separation

The merger agreement with DHL requires that Airborne separate its air operations from its ground operations, with its air operations being retained by ABX Air. Under United States law, a U.S. air carrier cannot be owned or controlled by a non-U.S. citizen or non-U.S. citizens. In the merger, each holder of Airborne common stock will receive $21.25 in cash and one share of ABX Air common stock for each share of Airborne common stock held by them. Following the merger, Airborne will operate as an indirect, wholly-owned subsidiary of DHL and ABX Air will become an independent public company wholly-owned by Airborne’s former stockholders. Under certain limited circumstances, DHL would acquire all of Airborne’s operations (including ABX Air) for $21.65 in cash.

Results of the Merger and Separation on ABX Air

After the merger and separation, we will be an independent, public company. Our management will be unaffiliated with Airborne. Neither Airborne nor DHL will have any ownership interest in ABX Air after the merger and separation. See “Arrangements with Airborne Relating to the Separation” below for a description of the commercial arrangements with Airborne which will continue after the merger and separation.

Material Federal Income Tax Consequences of the Merger and Separation

The following discussion summarizes the material federal income tax consequences of the merger and separation. This discussion is based on currently existing provisions of the Internal Revenue Code, existing Treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to the holders of Airborne stock.

This discussion does not address all federal income tax considerations that may be relevant to particular Airborne stockholders that are subject to special rules or that may be important in light of such stockholders’ individual circumstances, such as stockholders who:

•	are dealers in securities or foreign currency;

•	are subject to the alternative minimum tax provisions of the Internal Revenue Code;

•	are foreign persons or entities;

•	are financial institutions or insurance companies;

•	are tax-exempt organizations;

•	do not hold their Airborne shares as capital assets;

•	acquired their shares in connection with any stock option or stock purchase plans or in other compensatory transactions; or

•	hold Airborne stock as part of an integrated investment, including a “straddle” or “conversion” transaction, pledge against currency risk, or constructive sale, comprised of shares of Airborne stock and one or more other positions.

In addition, the following discussion does not address:

•	tax consequences of the merger under foreign, state or local tax laws;

•	tax consequences of transactions effectuated before, after or concurrently with the merger (whether or not any such transactions are undertaken in connection with the merger); or

•	tax consequences to holders of options, warrants or similar rights to acquire Airborne stock.

Airborne stockholders are urged to consult their own tax advisors as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences of the merger.

The exchange of Airborne stock for cash and shares of ABX Air stock in the merger will be a taxable transaction to the Airborne stockholders. Each Airborne stockholder will recognize gain or loss in amount equal to the difference between (1) the sum of (a) the fair market value of ABX Air common stock received in the merger and (b) the cash proceeds received pursuant to the merger and (2) your adjusted tax basis in our common stock surrendered in exchange therefor amount of cash and the fair market value, as of the time of the merger, of the ABX Air stock received and such Airborne stockholder’s tax basis in the Airborne common stock surrendered. Such gain or loss will be a long-term capital gain or loss provided that a stockholder’s holding period for such shares is more than 12 months at the time of the consummation of the merger. Long-term capital gains of individuals are eligible for reduced rates of taxation. There are limitations on the deductibility of capital losses. An Airborne stockholder’s aggregate basis in the ABX Air stock received will equal its fair market value as of the date the merger is completed and the stockholder’s holding period for such stock will begin the day after the merger.

Certain non-corporate Airborne stockholders may be subject to backup withholding at a 30% rate on cash payments received in connection with the merger. Backup withholding will not apply, however, to an Airborne stockholder who (a) furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form, (b) provides a certification of foreign status on Form W-8 or successor form, or (c) is otherwise exempt from backup withholding. Airborne stockholders are urged to consult their own tax advisers regarding any information reporting and backup withholding requirements.

Airborne stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger.

Listing and Trading of ABX Air Common Stock

There is no established public trading market for ABX Air common stock. Immediately after completion of the merger and separation, the ABX Air common stock will not be traded on a national exchange or NASDAQ. We expect that the ABX Air common stock may be traded on the OTC Bulletin Board or its successor. We expect trading in ABX Air common stock to commence on the effective date of the merger.

The number of shares of ABX Air common stock outstanding immediately after the separation will depend on the number of shares of Airborne common stock outstanding (net of treasury stock) immediately prior to the merger and the number of options outstanding with an exercise price less than the cash merger consideration. As of March 31, 2003, 48,450,991 shares of Airborne common stock were outstanding (net of treasury stock) and 3,666,270 options were outstanding with an exercise price less than the cash merger consideration. The ABX Air common stock issued in connection with the merger will be eligible for immediate resale in the public market. We are unable to predict whether substantial amounts of ABX Air common stock will be sold in the open market following the merger or what effect these sales may have on the market price of ABX Air common stock. Any sales of substantial amounts of ABX Air common stock in the public market could materially adversely affect the market price of ABX Air common stock. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.

ARRANGEMENTS WITH AIRBORNE RELATING TO THE SEPARATION

ABX Air will be entering into a separation agreement, tax sharing agreement and employee matters agreement with Airborne governing the terms of the separation. See “The Separation Agreement,” “Other Ancillary Agreements, —Employee Matters Agreement” and “—Tax Sharing Agreement” in the proxy statement for a description of these agreements. In addition, ABX Air and Airborne will be entering into a number of commercial agreements, including an ACMI agreement, hub services agreement, transition services agreement and sublease. ABX Air will also be issuing one or more promissory notes to DHL Holdings, and DHL Holdings will also be entering into a performance guaranty with respect to Airborne’s obligations under the ACMI agreement and hub services agreement.

ACMI AGREEMENT

General

Under the ACMI agreement between ABX Air and Airborne, ABX Air will provide air cargo transportation to Airborne on an “ACMI” basis (by providing aircraft, crew, maintenance and insurance) based on a cost plus pricing structure. The term will be for seven years, with an automatic renewal for an additional three years, unless one year advance notice is given or if ABX Air is not in compliance with applicable performance standards.

ACMI Services

Under the ACMI agreement, ABX Air will provide air cargo transportation to Airborne using its current fleet of aircraft over the routings and flight schedules set forth in the ACMI agreement. ABX Air will have complete and exclusive responsibility for the operation, maintenance and safety of the aircraft. Airborne will provide to ABX Air the unit loading devices used in connection with ABX Air’s provision of such ACMI services.

Third Party Services

ABX Air will be free to use the aircraft specified in the ACMI agreement (the “ACMI Aircraft”) to provide air cargo transportation services to third parties on a charter, wet lease, ACMI or other contractual basis (“Supplemental Flying”) and ABX Air may transport airport-to-airport, space available freight so long as:

•	such usage does not interfere in any material respect with ABX Air’s performance of ACMI services for Airborne;

•	ABX Air does not solicit Airborne’s customers in competition with Airborne;

•	such usage does not involve ABX Air’s providing air cargo transportation services to major integrated international air express delivery companies with annual revenues in excess of $5 billion (other than the United States Postal Service or any affiliate of Airborne or DHL); and

•	an ABX Air event of default shall not have occurred and be continuing (provided that such default shall not restrict ABX Air’s use of the ACMI Aircraft to provide third party services not otherwise prohibited which ABX Air is contractually obligated to provide).

ABX Air will be free to provide ACMI and other services to third parties using aircraft other than the ACMI Aircraft so long as:

•	any such service is provided at ABX Air’s own cost and expense; and

•	the provision of such services does not interfere in any material respect with ABX Air’s performance of the ACMI services for Airborne.

On the separation date, ABX Air’s then current fleet of aircraft, including the additional aircraft that ABX Air is then under contract to purchase, will be used by ABX Air in its provision of services to Airborne under the ACMI agreement.

Compensation

Airborne will reimburse ABX Air for its costs, plus a base mark-up of 1.75% and an incremental mark-up of up to 1.35% based on cost reductions and up to 0.25% based on service performance, for a total possible mark-up range of 1.75% to 3.35%.

At least 25% of any incremental mark-up achieved must be placed in a bonus pool for the management of ABX Air, to be allocated by the Board of Directors of ABX Air.

Some costs will be paid directly by Airborne or reimbursed to ABX Air at cost without a mark-up, such as fuel, taxes (other than income taxes), interest expense under the first promissory note and sublease payments.

The following will not be reimbursed: income taxes of ABX Air, costs of obtaining licenses solely for third party services, corporate overhead expenses allocated to ABX Air’s provision of third party services if at any time ABX Air derives more than 10% of its revenue from such third party services, and all interest expense under the second promissory note, if one is issued.

Airborne will not reimburse ABX Air for wage and salary costs to the extent the average increase in stated hourly wage rate scales, stated non-exempt wage rate range scales and stated annual salary range scales, as currently specified in ABX Air’s pay policy, is more than the lesser of 3% per annum or the consumer price index rate, plus 0.5% per annum measured on a same quarter comparison to the corresponding quarter in the prior year.

If, at any time prior to December 31, 2005, the cash and cash equivalents and investments or other financial assets of any and every nature held by ABX Air is less than $60 million, ABX Air may request that Airborne prepay by wire transfer to ABX Air up to three weeks base compensation depending on the amount of the deficiency.

Payments to Airborne with Respect to Third Party Services

For Supplemental Flying, ABX Air will pay Airborne a specified fee for each flight hour depending on the type of ACMI Aircraft. For airport-to-airport, space available cargo, ABX Air will pay Airborne a specified fee per pound.

ABX Air will retain all compensation with respect to third party services performed with aircraft other than ACMI Aircraft.

Changes to the Scope of Services

During the first year of the term of the ACMI agreement, Airborne may not make any changes in the ACMI Aircraft to be used in performing services under the ACMI agreement or air routes that would reduce the scope of the ACMI services to be provided by ABX Air under the ACMI agreement, unless an ABX Air event of default relating to performance failures occurs or ABX Air has failed to enter into a collective bargaining agreement with its pilots within 180 days of the effective date of the ACMI agreement. After the first year of the term of the ACMI agreement, Airborne may add, delete or modify the air routes, including by terminating specific ACMI Aircraft or air routes.

Right of First Offer

ABX Air will have a right of first offer with respect to any new services that Airborne or its affiliates offer or develop in the U.S. or North America. If after the specified bidding process, a third party bid is superior to ABX Air’s bid, Airborne is free to contract with such third party that submitted the superior bid.

Representations and Warranties; Covenants

ABX Air will make customary representations and warranties relating to due organization, corporate power, due authorization, and enforceability. ABX Air will also agree to maintain requisite authority and certificates of airworthiness, comply with legal and regulatory requirements and be responsible for operational control of the aircraft. In addition, ABX Air will agree to provide to Airborne notice of any material developments relating to ABX Air’s efforts to enter into a new collective bargaining agreement with ABX Air’s flight crewmembers and relating to labor disputes that could adversely impact ABX Air’s performance under the ACMI agreement.

Airborne will make customary representations and warranties relating to due organization, corporate power, due authorization and enforceability. Airborne will also agree to comply with legal and regulatory requirements and ABX Air’s Ground Operations Manual in connection with its performance under the ACMI agreement.

Indemnification and Insurance

ABX Air will indemnify Airborne from and against liabilities arising out of the death or injury to any person or arising out of loss of, damage to, or destruction of any property caused by, arising out of or in connection with ABX Air’s performance under the ACMI agreement.

Airborne will indemnify ABX Air from and against liabilities arising out of the death or injury to any person or arising out of loss of, damage to, or destruction of any property caused by, arising out of or in connection with Airborne’s performance under the ACMI agreement.

The ABX Air and Airborne indemnification obligations described above are limited to the kinds and amounts of insurance that the other party will agree to provide as set forth in the ACMI agreement. In addition, Airborne and ABX Air will not indemnify the other party from or against liabilities that are caused by the gross negligence or willful misconduct of such other party.

Termination

ABX Air may terminate at any time upon written notice after an Airborne event of default occurs or a force majeure continues for thirty days. Airborne may terminate the ACMI agreement at any time upon written notice after an ABX Air event of default occurs, if ABX Air fails to maintain all risk hull and war risk insurance as required under the ACMI agreement, if certain change of control events occur without Airborne’s prior written consent, if a force majeure continues for thirty days, or with respect to specific ACMI Aircraft as specified in the ACMI agreement.

Put for Early Termination of ACMI Aircraft

If Airborne terminates early with respect to an ACMI Aircraft and such termination results in ABX Air having more aircraft than is needed to perform the ACMI services under the ACMI agreement, Airborne will reimburse ABX Air for any direct costs resulting from the termination (other than deprecation and employee termination costs). In addition, unless the termination results from a termination based on a change of control with respect to ABX Air, ABX Air will have the right to put the affected ACMI Aircraft to Airborne in accordance with the terms and conditions set forth in the ACMI agreement.

Put at Expiration Without Renewal

In the event the ACMI agreement is allowed to expire after seven years without the three year renewal and ABX Air’s balance sheet does not show stockholders equity of at least the stockholders equity at the effective time of the merger and $25 million in free cash, then ABX Air will have a put option (unless a change of control has occurred) with respect to any ACMI Aircraft then included in its balance sheet for which any value remains undepreciated to the extent necessary to achieve the above-referenced levels of stockholders equity and free cash.

Events of Default

ABX Air events of default include:

•	failure to maintain an On-Time Performance rate of at least 96.5% in either any two consecutive months or any three months (whether or not consecutive) within any trailing twelve-month period. “On-Time Performance” means, with respect to all flights flown in performing the ACMI services, arrival within 16 minutes after the scheduled arrival time for each flight sector; excluding delays attributable to factors other than mechanical failures, crew delays, dispatch delays, fueling delays, pushback delays and weight and balance functions;

•	material breach of any representation, warranty or covenant;

•	dissolution, insolvency or bankruptcy, liquidation or like proceeding;

•	violation of any legal requirement or suspension or revocation of license, certificate or authority that materially affects ABX Air’s performance;

•	occurrence of a change of control unless the person proposing the change of control transaction shall have notified Airborne of its intent to enter into such transaction and, if so requested by Airborne, consulted in good faith with Airborne to discuss the terms and conditions of such transaction; and

•	failure of ABX Air to achieve certain elevated On-Time Performance rates if elected by Airborne in the event of a change of control.

Airborne events of default include:

•	failure to make payments when due;

•	termination of, or default by, DHL Holdings under the performance guaranty or repudiation of its obligations thereunder;

•	material breach of any representation, warranty or covenant;

•	dissolution, insolvency or bankruptcy, liquidation or like proceeding; and

•	violation of any legal requirement or suspension or revocation of license, certificate or authority that materially affects Airborne’s performance.

A thirty-day cure period (with a possible thirty-day extension) is available for defaults relating to any material breach of any representation, warranty or covenant and violation of any legal requirement or suspension or revocation of license, certificate or authority that materially affects a party’s performance.

Force Majeure

Generally, during a force majeure period, a party’s obligation to perform under the ACMI agreement is suspended. During a force majeure period, Airborne will pay ABX Air its costs, but will not be obligated to pay the base mark-up or incremental mark-up.

Dispute Resolution

The parties will agree to submit disputes to binding arbitration.

Performance Guaranty

DHL Holdings will enter into a performance guaranty pursuant to which it guarantees the performance of Airborne’s obligations under the ACMI agreement.

HUB SERVICES AGREEMENT

General

Under the hub services agreement between ABX Air and Airborne, ABX Air will provide staff to conduct package handling and sorting services, warehousing, line-haul logistic services and airport, facilities and equipment maintenance services for Airborne. The hub services agreement will have a cost plus pricing structure. The term will be three years, with one-year automatic renewals, unless ninety-days advance notice is given.

Compensation

Airborne will reimburse ABX Air for ABX Air’s costs with respect to providing the services under the hub services agreement to Airborne, plus a base mark-up of 1.75% and an incremental mark-up of up to 1.35% based on cost savings and up to 0.75% based on service performance for a possible mark-up range of 1.75% to 3.85%

At least 25% of any incremental mark-up must be placed in a bonus pool for the management of ABX Air, to be allocated by the Board of Directors of ABX Air.

Some costs will be paid directly by Airborne, including fuel and utility costs. Income taxes will not be reimbursed.

Airborne will not reimburse ABX Air for wage and salary costs to the extent the average increase in stated hourly wage rate scales, stated non-exempt wage rate range scales and stated annual salary range scales, as currently specified in ABX Air’s pay policy, is in excess of the lesser of 3% per annum or the consumer price index rate, plus 0.5% per annum measured on a same quarter comparison to the corresponding quarter in the prior year.

If, at any time prior to December 31, 2005, the cash and cash equivalents and investments or other financial assets of any and every nature held by ABX Air is less than $60 million, ABX Air may request that Airborne prepay by wire transfer to ABX Air up to three weeks base compensation depending on the amount of the deficiency.

Changes in Scope of Services

During the first year of the term of the hub services agreement, Airborne cannot reduce the scope of the services under the hub services agreement except in connection with performance failures or labor disputes that cause ABX Air’s failure to meet specified service standards. However, Airborne may hire certain ABX Air personnel who perform certain system design, planning, operational auditing and purchasing functions during the first twelve months on substantially the same terms as their current employment (including salary and benefits).

After the first year of the term of the hub services agreement, Airborne can change the scope of services by terminating specific services at one or more hub facilities with at least sixty days notice to ABX Air. In the event of such partial termination of services, Airborne will, at its option, (1) offer employment to affected staff and pay the costs of transferring such staff or termination costs for staff who do not accept such offers, or (2) pay severance or other costs for terminated staff.

Right of First Offer

ABX Air has a right of first offer with respect to any new main or regional hub and line-haul service similar to the services provided by ABX Air under the hub services agreement that Airborne or its affiliates may require in the United States. If after the specified bidding process, a third party bid is superior to ABX Air’s bid, Airborne is free to contract with such third party that submitted the superior bid.

Representations and Warranties

ABX Air will make customary representations and warranties relating to due organization, corporate power, due authorization, enforceability and compliance with law. Airborne will also make customary representations and warranties relating to due organization, corporate power, due authorization, enforceability and compliance with law.

Indemnification and Insurance

ABX Air will indemnify Airborne from and against liabilities arising out of the death or injury to any person or arising out of loss of, damage to, or destruction of any property caused by, arising out of or in connection with ABX Air’s performance under the hub services agreement.

Airborne will indemnify ABX Air from and against liabilities arising out of the death or injury to any person or arising out of loss of, damage to, or destruction of any property caused by, arising out of or in connection with Airborne’s performance under the hub services agreement.

The ABX Air and Airborne indemnification obligations described above are limited to the proceeds recoverable with respect to such liabilities under such insurance policies held by the indemnifying party. In addition, Airborne and ABX Air will not indemnify the other party from or against liabilities that are caused by the gross negligence or willful misconduct of such other party.

Events of Default

ABX Air events of default include:

•	failure to meet or exceed specified service standards;

•	material breach of any representation, warranty or covenant;

•	dissolution, insolvency or bankruptcy, liquidation or like proceeding or cessation of business; and

•	violation of any legal requirement or suspension or revocation of license, certificate or permit that materially affects ABX Air’s performance.

Airborne events of default include:

•	failure to pay amounts owed under the agreement;

•	termination of, or default by DHL Holdings under, the performance guaranty or a repudiation by DHL Holdings of its obligations thereunder;

•	material breach of any representation, warranty or covenant;

•	dissolution, insolvency or bankruptcy, liquidation or like proceeding or cessation of business; and

•	violation of any legal requirement or suspension or revocation of license, certificate or permit that materially affects Airborne’s performance.

A thirty-day cure period (with a possible thirty-day extension) is available for defaults relating to any material breach of any representation, warranty or covenant and violation of any legal requirement or suspension or revocation of license, certificate or permit that materially affects a party’s performance.

Termination

ABX Air may terminate the hub services agreement (1) following an Airborne event of default, (2) if a force majeure continues for thirty days; and (3) upon termination of the ACMI agreement.

Airborne may terminate the hub services agreement: (1) following an ABX Air event of default, (2) if a force majeure continues for thirty days; (3) upon termination of the ACMI agreement; and (4) upon a change of control, as defined in the ACMI agreement, of ABX Air.

Force Majeure

Generally, during a force majeure period, a party’s obligation to perform under the hub services agreement is suspended. During a force majeure period, Airborne will pay ABX Air its costs, but not the base mark-up or incremental mark-up.

Dispute Resolution

The parties will agree to submit disputes to binding arbitration.

Performance Guaranty

DHL Holdings will enter into a performance guaranty pursuant to which it guarantees the performance of Airborne’s obligations under the hub services agreement.

PROMISSORY NOTE

As described under “The Separation Agreement” in the proxy statement, ABX Air will issue one or two promissory notes to DHL Holdings.

Under the first non-negotiable promissory note to be issued by ABX Air payable to DHL Holdings, ABX Air will pay DHL Holdings the principal amount of the note, plus all accrued but unpaid interest on the maturity date 25 years after separation. The note will bear interest at a rate of 5% per annum, payable in cash semi-annually. Any principal, interest or any other amount which is not paid when due (whether as stated, by acceleration or otherwise) will bear interest at a rate of 2% per annum above the 5% rate. ABX Air is permitted to prepay any amount not less than $100,000, which may not be re-borrowed. If a change in control occurs, ABX Air must provide prior written notice and DHL Holdings will have sixty days to demand in writing the repayment in full of the note, plus all accrued but unpaid interest. ABX Air will covenant with respect to: (a) not making fundamental changes, (b) not making certain restricted payments, (c) limiting asset sales, (d) limiting transactions with affiliates, (e) providing notice of any occurrence of an event of default, (f) furnishing financial statements, and (g) furnishing certain certificates and other information.

The second promissory note to be issued, if any, will contain the same terms as the first promissory note, except that the principal amount is payable on the fourth, fifth, sixth and seventh anniversaries of the ACMI agreement and the interest expense under the second promissory note is not reimbursable under the ACMI agreement.

See “The Separation Agreement—Balance Sheet Adjustments” on page 59 of the proxy statement for a discussion of the process of determining the amount of the promissory notes.

TRANSITION SERVICES AGREEMENT

Airborne will provide ABX Air with transition services, including financial, accounting, tax, travel, human resources and technology support services for a period of between one and twelve months, depending on the type of service. If ABX Air is not fully capable of performing a service at the time of its termination, the agreement may be extended for up to an additional six months. If ABX Air is not fully capable of performing any particular service independently, the parties will negotiate in good faith any further extension of the term of the agreement. ABX Air will pay Airborne agreed upon fees for the services. ABX Air may discontinue any or all of the services upon providing thirty days’ notice to Airborne. Each party will indemnify the other for: (1) claims that arise as a result of the performance or non-performance of the agreement if the claims result from the gross negligence or willful misconduct of such party; and (2) claims made on behalf of its employees, contractors or representatives related to the agreement or the transitional services other than claims resulting from the gross negligence or willful misconduct of the other party.

SUBLEASE

Under a sublease between ABX Air and Airborne, Airborne will sublease to ABX Air a portion of the Wilmington Air Park airport together with the right to use certain common use facilities. The term of the sublease expires at the end of the transition period that follows termination or expiration of the ACMI agreement. The approximate annual rental payable by ABX Air to Airborne under the sublease is $2 million. This amount is reimbursable under the ACMI agreement.

ABX Air’s use will be restricted to air cargo operations, including without limitation the landing, taking off, flying over, taxiing, pushing, towing, fueling, loading, unloading, repairing, maintaining, conditioning, servicing and parking of aircraft or other equipment.

ABX Air will indemnify, defend and hold harmless Airborne from any and all liability arising from or related to any environmental claim incurred or assessed as a result of any negligence or willful misconduct, or activity or operation of ABX Air. ABX Air’s indemnification includes, without limitation, costs related to cleanup, investigation of site conditions and remedial, removal or restoration work required by any governmental authority. ABX Air will also indemnify Airborne for any losses asserted against Airborne by reason of: (a) ABX Air’s breach of its obligations under the sublease; or (b) any losses, damages or injuries to persons or property occurring in, on or about the subleased property and/or the common use facilities and other portions of the Wilmington Air Park airport in connection with ABX Air’s use or occupancy of same.

Airborne will indemnify, defend and hold harmless ABX Air from and against any and all liability arising from or related to any environmental claim in connection with the conditions at the Wilmington Air Park airport, except to the extent any such liability is covered by ABX Air’s indemnification obligations under the sublease.

DIVIDEND POLICY

The declaration and payment of dividends after the merger will be at the discretion of the ABX Air Board of Directors, and will depend upon, among other things:

•	our investment policy and opportunities;

•	our results of operations, financial condition, cash requirements and future prospects;

•	contractual, legal and regulatory restrictions on dividend payments; and

•	other factors that may be considered relevant by the Board of Directors.

Our ability to pay dividends on ABX Air common stock will be limited by the restrictions imposed by the one or more promissory notes to be issued to DHL Holdings which will restrict us from making annual cash dividends in excess of $1 million. In addition, any senior credit facility that we may enter into may also restrict our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2002 as derived from the audited consolidated historical financial statements included elsewhere in this prospectus and on an unaudited pro forma basis and giving effect to the separation, “Arrangements with Airborne Relating to the Separation” as if those transactions had occurred on December 31, 2002. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Pro Forma Consolidated Financial Data” and the audited consolidated financial statements of ABX Air, including the notes to those financial statements, included elsewhere in this prospectus. The pro forma information may not necessarily reflect the debt and capitalization of our business in the future or as it would have been had we been an independent public company at December 31, 2002, or had the merger and separation been effected on that date.

	December 31, 2002
	Historical	Adjustments		Pro Forma
	(In thousands, except per share data)
Cash	$33	$59,967	(1)	$60,000

Current maturities of long-term obligations	$7,066	$(289	)(2)	$6,777

Long-term obligations:
Aircraft loan	$53,143	$7,326	(2)	$60,469
Capital leases	35,724	—		35,724
Refunding revenue bonds	13,200	(13,200	)(2)	—
Mortgage loan	5,010	(5,010	)(2)	—

	107,077	(10,884)		96,193
Promissory note	—	75,000	(1)	75,000

Total Long-Term Obligations	107,077	64,116		171,193

Stockholders’ equity:
Preferred stock, pro forma par value $0.01, 20,000,000 shares authorized, no shares issued	—	—		—
Common stock, historical par value $100, authorized, issued and outstanding, 1,000 shares; pro forma par value $0.01, authorized, 75,000,000 shares, 52,117,261 shares issued and outstanding	100	421	(3)	521
Additional paid-in capital	831	(15,033	)(1)	472,863
		(421	)(3)
		474,608	(4)
		12,878	(5)
Retained earnings (deficit)	237,070	(180,542	)(2)	(433,889)
		(490,417	)(6)
Accumulated other comprehensive loss	(5,679)	2,204	(2)	(3,475)

Total Stockholders’ Equity	232,322	(196,302)		36,020

Total Capitalization	$339,399	$(132,186)		$207,213

(1)	Reflects the issuance of the promissory note by ABX Air to DHL Holdings. Under provisions of the separation agreement, ABX Air will issue a promissory note in the amount of $100.0 million, subject to adjustment, with a portion of the proceeds distributed to Airborne. The amount of the loan is subject to adjustment depending on the amount of stockholders’ equity outstanding as of the separation date, but cannot be less than $75.0 million. After the proceeds are distributed to Airborne, ABX Air will have $60.0 million in cash. Based upon the balance of the stockholders’ equity as of December 31, 2002, as adjusted and discussed in Note (5) below, the note would be issued for $75.0 million with $15.0 million in proceeds distributed to Airborne.

(2)	Reflects the transfers, in accordance with the separation agreement, of ground related assets and liabilities of WAP, Aviation Fuel, Inc. and ABX Air to Airborne. Assets transferred include sort facilities, handling equipment, runways, taxiways, buildings and certain supply and fuel inventories. Liabilities transferred include accounts payable, long-term obligations and deferred taxes related to the transferred assets.

(3)	Reflects the issuance of 52,117,261 shares of ABX Air common stock, par value $0.01 per share to former Airborne stockholders under terms of the merger agreement. The number of shares of ABX Air common stock will be split prior to separation in a ratio that provides the amount of shares necessary for the issuance of shares to former Airborne stockholders.

(4)	Represents the cancellation of intercompany balances with Airborne.

(5)	The separation agreement provides that, in the event that stockholders’ equity is less than $50.0 million, after adjusting the promissory note to its minimum level of $75.0 million (as discussed in Note (1) above), then Airborne would either contribute additional assets or pay liabilities of ABX Air in amounts, which after such contribution or payment, would provide ABX Air with up to $50.0 million in stockholders’ equity upon separation. The amount of the contribution or payment is limited, however, to the difference between $294.0 million less the net property and equipment balances at the separation date.

In order to adjust stockholders’ equity as of December 31, 2002, under the provisions and limitations described above, Airborne would have been required to either contribute assets or pay liabilities in the amount of $12.9 million. For purposes of the pro forma schedule, the contribution has been assumed to be a payment of accounts payable.

(6)	Reflects the pro forma impairment charge and related deferred tax effects of recording ABX Air assets at fair value. Upon the separation of ABX Air from Airborne, ABX Air will be required to perform an impairment analysis of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under provisions of this statement, ABX Air anticipates, given the cash flows derived from the ACMI agreement coupled with the decline in market values for used aircraft and related equipment (based on current appraisal values), that a significant impairment charge will be incurred. The amount of the charge ultimately recorded on the separation date will depend on a number of factors, including changes in the fair values of used aircraft and related equipment and the actual carrying amounts of the impaired assets.

Under provisions of SFAS No. 109 “Accounting for Income Taxes,” net deferred tax assets that are not likely to be realized require recording of an offsetting valuation allowance. Since it is reasonably likely ABX Air will not generate taxable earnings in the future periods necessary to utilize the net deferred tax assets generated after recognition of the impairment charge, a valuation allowance has been recorded for the full amount of ABX Air’s net deferred tax assets remaining after the impairment charge, including historical net deferred tax asset amounts.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data of ABX Air and subsidiaries as of and for each of the periods indicated. ABX Air derived the selected consolidated balance sheet data as of December 31, 2001 and 2002 and the consolidated statements of earnings data for each of the three years in the period ended December 31, 2002 from ABX Air’s audited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 1998, 1999 and 2000, and the consolidated statements of earnings data for the years ended December 31, 1998 and 1999 were derived from unaudited consolidated financial statements not included in this prospectus. The historical consolidated financial data set forth below do not reflect the many changes that will occur in our operations, capitalization and tax status in connection with, and as a result of, the separation from Airborne. The selected financial data are not necessarily indicative of what our results of operations or financial position would have been had we operated as an independent public company during the periods presented, nor is it necessarily indicative of our future results of operations or financial position. The selected financial data should be read in conjunction with the “Pro Forma Consolidated Financial Data,” the historical consolidated financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in this prospectus.

	As of and for the Years Ended December 31
	1998	1999	2000	2001	2002
	(In thousands, except share and per share data)
OPERATING RESULTS:
Revenues	$931,639	$1,050,644	$1,168,237	$1,165,037	$1,173,735
Operating Expenses	903,398	1,016,120	1,124,922	1,121,543	1,125,200

Earnings From Operations	28,241	34,524	43,315	43,494	48,535
Interest Expense	10,192	14,058	20,861	21,147	25,866

Earnings Before Income Taxes and Change in Accounting	18,049	20,466	22,454	22,347	22,669
Income Tax Expense	7,942	8,939	9,682	9,527	9,383

Earnings Before Change in Accounting	10,107	11,527	12,772	12,820	13,286
Cumulative Effect of Change in Accounting, Net of Tax	—	—	14,206	—	—

Net Earnings	$10,107	$11,527	$26,978	$12,820	$13,286

Earnings Per Share
Basic and Diluted(1)	$10,107	$11,527	$12,772	$12,820	$13,286
Weighted Average Shares
Basic and Diluted	1,000	1,000	1,000	1,000	1,000

FINANCIAL STRUCTURE:
Property and Equipment, Net	$882,935	$991,748	$1,201,879	$1,137,912	$1,089,485
Total Assets	985,397	1,098,236	1,296,100	1,220,623	1,174,008
Advances From Parent	548,086	651,963	764,486	547,431	474,608
Total Long-Term Debt	20,559	20,149	19,706	80,882	76,318
Capital Lease Obligations	—	—	—	39,754	37,825
Stockholder’s Equity	173,390	184,918	211,895	223,999	232,322

(1)	For 2000, earnings per common share is shown exclusive of the cumulative effect of a change in accounting for major engine overhead costs. Basic and diluted earnings per share inclusive of the change was $26,978.

PRO FORMA CONSOLIDATED FINANCIAL DATA

The unaudited Pro Forma Consolidated Balance Sheet (“Pro Forma Balance Sheet”) and Pro Forma Consolidated Statement of Earnings (“Pro Forma Statement of Earnings”) have been derived from our audited consolidated historical financial statements and give effect to the separation of ABX Air, Inc. and certain subsidiaries from Airborne in accordance with the separation agreement. These statements do not reflect our actual financial condition or results of operations had the transaction been consummated on the dates assumed, and are not necessarily indicative of future financial performance. The pro forma information may not necessarily reflect our business in the future or as it would have been had we been an independent public company as of and for the year ended December 31, 2002. This unaudited information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes included elsewhere in this prospectus.

The Pro Forma Balance Sheet shown below has been prepared based upon the historical consolidated balance sheet of ABX Air as of December 31, 2002 and gives effect to the following as if each had occurred as of that date:

•	the transfer of $220.2 million in assets and $41.9 million in liabilities in support of Airborne’s ground operations from WAP, Aviation Fuel, Inc. and ABX Air to Airborne,

•	the cancellation of $474.6 million in outstanding intercompany advances payable to Airborne,

•	an impairment charge of $633.0 million and related net tax benefit of $240.5 million to record ABX Air assets at fair value,

•	the establishment of a valuation allowance of $98.0 million to fully reserve current and long term deferred income tax assets,

•	the issuance of a promissory note to DHL Holdings in the amount of $75.0 million and distribution to Airborne of $15.0 million in proceeds,

•	the payment of $12.9 million in accounts payable by Airborne in order to adjust stockholders’ equity under provisions of the separation agreement,

•	the issuance of 52.1 million shares of ABX AIR common stock to former Airborne stockholders under the terms of the merger agreement.

The Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2002 gives effect to the items listed above and the following as if each had occurred as of January 1, 2002:

•	the recording of revenues under the provisions of the ACMI and hub services agreement,

•	the reduction in depreciation expense due to the transfer of assets to Airborne and the impairment charge on certain retained assets,

•	the recording of rental expense to Airborne under the terms of the Wilmington Air Park sublease,

•	the recording of interest expense on the promissory note to DHL Holdings,

•	the tax effects associated with the pro forma adjustments.

The pro forma adjustments are described in the accompanying notes to the unaudited pro forma statements.

PRO FORMA CONSOLIDATED BALANCE SHEET

		Pro Forma Adjustments
	Historical	Distributions to and/or Contributions from Airborne, Inc.		Impairment and Tax Effects		Issuance of Note and Other Adjustments		Pro Forma
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash	$33	$—		$—		$59,967	(4)	$60,000
Accounts receivable	2,318	(27	)(1)	—		—		2,291
Spare parts and fuel inventory	37,223	(7,535	)(1)	(11,000	)(3)	—		18,688
Deferred income tax assets	9,135	(1,378	)(1)	(7,757	)(3)	—		—
Prepaid supplies and other	14,454	(13,022	)(1)	—		—		1,432

TOTAL CURRENT ASSETS	63,163	(21,962)		(18,757)		59,967		82,411

PROPERTY AND EQUIPMENT, NET	1,089,485	(195,023	)(1)	(613,340	)(3)	—		281,122
OTHER ASSETS	21,360	(3,230	)(1)	(8,660	)(3)	—		9,470

TOTAL ASSETS	$1,174,008	$(220,215)		$(640,757)		$59,967		$373,003

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$52,338	$(3,095	)(1)	$—		$(12,878	)(5)	$36,365
Salaries, wages and related taxes	36,763	—		—		—		36,763
Accrued expenses and other	15,238	(278	)(1)	—		—		14,960
Current portion of postretirement liabilities	21,841	—		—		—		21,841
Current portion of long-term obligations	7,066	(289	)(1)	—		—		6,777

TOTAL CURRENT LIABILITIES	133,246	(3,662)		—		(12,878)		116,706

LONG-TERM OBLIGATIONS	107,077	(10,884	)(1)	—		—		96,193
PROMISSORY NOTE	—	—		—		75,000	(4)	75,000
DEFERRED INCOME TAX LIABILITIES	174,089	(23,749	)(1)	(240,540	)(3)	—		—
				(90,200	)(3)
POSTRETIREMENT LIABILITIES	46,017	—		—		—		46,017
ADVANCES FROM PARENT	474,608	(474,608	)(2)	—		—		—
OTHER LIABILITIES	6,649	(3,582	)(1)	—		—		3,067

STOCKHOLDERS’ EQUITY:
Preferred stock	—	—		—		—		—
Common stock	100	—		—		421	(6)	521
Additional paid-in capital	831	474,608	(2)	—		(15,033	)(4)	472,863
						12,878	(5)
						(421	)(6)
Retained earnings (deficit)	237,070	(180,542	)(1)	(490,417	)(3)	—		(433,889)
Accumulated other comprehensive loss	(5,679)	2,204	(1)	—		—		(3,475)

	232,322	296,270		(490,417)		(2,155)		36,020

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,174,008	$(220,215)		$(640,757)		$59,967		$373,003

(1)	Reflects the transfers, in accordance with the separation agreement, of ground related assets and liabilities of WAP, Aviation Fuel, Inc. and ABX Air to Airborne. Assets transferred include sort facilities, material handling equipment, runways, taxiways, buildings and certain packaging and other supplies and fuel inventories. Liabilities transferred include accounts payable, long-term obligations, interest rate swap and deferred taxes related to the transferred assets.

(2)	Represents the cancellation of intercompany balances with Airborne.

(3)	Reflects the pro forma impairment charge and related deferred tax effects of recording ABX Air assets at fair value. Upon the separation of ABX Air from Airborne, ABX Air will be required to perform an impairment analysis of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under provisions of this statement, ABX Air anticipates, given the cash flows derived from the ACMI agreement coupled with the decline in market values for used aircraft and related equipment (based on current appraisal values), that a significant impairment charge will be incurred. The amount of the charge ultimately recorded on the separation date will depend on a number of factors, including changes in the fair values of used aircraft and related equipment and the actual carrying amounts of the impaired assets.

Under provisions of SFAS No. 109 “Accounting for Income Taxes,” net deferred tax assets that are not likely to be realized require recording of an offsetting valuation allowance. Since it is reasonably likely ABX Air will not generate taxable earnings in future periods necessary to utilize the net deferred tax assets generated after recognition of the impairment charge, a valuation allowance has been recorded for the full amount of ABX Air’s net deferred tax assets remaining after the impairment charge, including historical net deferred tax asset amounts.

(4)	Reflects the issuance of the promissory note by ABX Air to DHL Holdings. Under provisions of the separation agreement, ABX Air will issue a promissory note in the amount of $100.0 million, subject to adjustment, with a portion of the proceeds distributed to Airborne. The amount of the loan is subject to adjustment depending on the amount of stockholders’ equity outstanding as of the separation date, but cannot be less than $75.0 million. After the proceeds are distributed to Airborne, ABX Air will have $60.0 million in cash. Based upon the balance of stockholders’ equity as of December 31, 2002, as adjusted and discussed in Note (5) below, the note would be issued for $75.0 million with $15.0 million in proceeds distributed to Airborne.

(5)	The separation agreement provides that, in the event that stockholders’ equity is less than $50.0 million, after adjusting the promissory note to its minimum level of $75.0 million (as discussed in Note (4) above), Airborne would either contribute additional assets or pay liabilities of ABX Air in amounts, which after such contribution or payment, would provide ABX Air with up to $50.0 million in stockholders’ equity upon separation. The amount of the contribution or payment is limited however, by the difference between $294.0 million less the net property and equipment balances at the separation date.

In order to adjust stockholders’ equity as of December 31, 2002, under the provisions and limitations described above, Airborne would have been required to either contribute assets or pay liabilities in the amount of $12.9 million. For purposes of the pro forma schedule, the contribution has been assumed to be a payment of accounts payable.

(6)	Reflects the issuance of 52,117,261 shares of ABX Air common stock, par value $0.01 per share, to former Airborne stockholders under the terms of the merger agreement. The number of shares of ABX Air common stock will be split prior to separation in a ratio that provides the number of shares necessary for the issuance of shares to former Airborne stockholders.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

	Historical	Adjustments		Pro Forma
	(In thousands, except per share data)
REVENUES	$1,173,735	$(1,038	)(1)	$966,677
		(206,020	)(2)
OPERATING EXPENSES:
Salaries, wages and benefits	451,474	—		451,474
Purchased line-haul	150,281	—		150,281
Fuel	129,321	—		129,321
Depreciation and amortization	147,993	(23,095	)(1)	28,541
		(96,357	)(3)
Maintenance, materials and repairs	116,254	(11,112	)(1)	105,142
Landing and ramp	26,082	—		26,082
Rent	11,982	(8,747	)(1)	5,212
		1,977	(4)
Other	91,813	(47,046	)(1)	44,767

	1,125,200	(184,380)		940,820

EARNINGS FROM OPERATIONS	48,535	(22,678)		25,857
INTEREST EXPENSE	25,866	(1,738	)(1)	9,734
		(18,144	)(5)
		3,750	(6)

EARNINGS BEFORE INCOME TAXES	22,669	(6,546)		16,123
INCOME TAX EXPENSE	9,383	(1,588	)(7)	—
		(7,795	)(8)

NET EARNINGS	$13,286	$2,837		$16,123

EARNINGS PER SHARE
Basic and Diluted	$13,286			$0.31	(9)

WEIGHTED AVERAGE SHARES
Basic and Diluted	1,000			52,117,261	(10)

(1)	Reflects revenues and expenses of the ground-related operations of WAP, Aviation Fuel, Inc. and ABX Air that are being transferred to Airborne in accordance with the separation agreement.

(2)	Reflects the pro forma impact on historical revenues had the ACMI agreement and hub services agreement been in effect for 2002.

Under the ACMI agreement, ABX Air will provide air cargo transportation services to Airborne, which includes the operation and maintenance of aircraft. Airborne will reimburse ABX Air for its costs, plus a base markup of 1.75% and an incremental markup of up to 1.35% based on cost reductions, and up to 0.25% based on service performance, for a possible markup range of 1.75% to 3.35%.

Under the hub services agreement, ABX Air will provide package sorting and handling services, warehousing, line-haul logistics services, and airport, equipment and facilities maintenance services to Airborne. Airborne will reimburse ABX Air for its costs, plus a base markup of 1.75% and an incremental markup of up to 1.35% based on cost reductions and up to 0.75% based on service performance, for a possible markup rate of 1.75% to 3.85%.

Pro forma revenues have been calculated using the base markup percentage of 1.75% applied to pro forma 2002 expenses billable under the ACMI and hub services agreements. Pro forma revenues assume no additional compensation is earned through an incremental markup as there are no assurances that cost reduction targets or performance standards will be achieved.

Certain costs incurred by ABX Air are reimbursable under the ACMI and hub services agreements but not subject to the base or incremental markup. These costs include interest on the promissory note (as discussed in Note (4) of the Pro Forma Consolidated Balance Sheet), and fuel, ramp and landing fees, or other costs incurred by ABX Air that are not subject to the markup provisions of the agreements. While it is anticipated that Airborne will be directly responsible for paying many of these costs, for pro forma revenue calculation purposes, historical costs have been shown to be reimbursed.

Certain costs incurred by ABX Air will not be reimbursable under the ACMI and hub services agreements. These costs include income taxes, direct costs incurred in providing third-party services and interest on a second promissory note, if issued.

The following table shows pro forma costs for 2002 under each of the ACMI and hub services agreements, which are subject to reimbursement, and pro forma revenues calculated assuming the base markup percentage of 1.75%.

	ACMI	Hub Services	Other Reimbursable	Airborne Sub Total	Third Parties	Total
Revenues	$411,392	$348,213	$190,505	$950,110	$16,567	$966,677
Operating Expenses	398,334	342,225	186,755	927,314	13,506	940,820
Interest Expense	5,984	—	3,750	9,734	—	9,734

Total Expenses	404,318	342,225	190,505	937,048	13,506	950,554

Earnings Before Income Taxes	$7,074	$5,988	—	$13,062	$3,061	$16,123

(3)	Represents the pro forma effect on historical depreciation expense, as if the impairment charge (as discussed in Note (3) to the Pro Forma Consolidated Balance Sheet) had occurred as of January 1, 2002.

(4)	Represents the annual rent obligation for certain facilities, including aircraft hangars and maintenance, storage and administrative buildings, leased to ABX Air from Airborne under terms of the Wilmington Air Park sublease.

(5)	Represents reversal of interest expense allocated from Airborne.

(6)	Reflects interest on the $75.0 million promissory note by ABX Air to DHL Holdings, as if the promissory note had been issued on January 1, 2002 and been outstanding for the full year. The promissory note bears interest at a fixed rate of 5.0%. See further discussion regarding the note in Note (4) to the Pro Forma Consolidated Balance Sheet.

(7)	To adjust income tax expense for the effects on pre-tax earnings before considering the adjustment of the valuation allowance as discussed in Note (8) below.

(8)	Under provisions of SFAS No. 109 “Accounting for Income Taxes,” the tax provision for the pro forma period is offset by a reduction in the valuation allowance established as described in Note (3) to the Pro Forma Consolidated Balance Sheet.

(9)	ABX Air pro forma net earnings per basic and diluted share is computed by dividing pro forma net earnings by the estimate of the number of shares of ABX Air common stock to be issued pursuant to the merger.

(10)	Basic and diluted weighted average shares of 52,117,261 is calculated based on an estimate of the number of shares of common stock to be issued pursuant to the merger. The estimate of weighted average shares, used in the pro forma earnings per share, is calculated as the sum of issued and outstanding shares of Airborne common stock as of March 31, 2003, plus the number of Airborne shares issuable pursuant to stock option plans when the cash merger consideration per share is in excess of the exercise price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

GENERAL

The following Management’s Discussion and Analysis has been prepared with reference to the historical financial condition and results of operations of ABX Air and its subsidiaries and should be read in conjunction with our historical financial statements and related notes.

Our revenues and earnings are highly dependent on, and determined by Airborne and its wholly-owned operating subsidiary AEI. AEI is one of Airborne’s principal operating companies and provides domestic and international delivery services in addition to customer service, sales and marketing activities. We also are a wholly-owned subsidiary of Airborne and are the primary provider of air cargo transportation services within the U.S and to Canada and Puerto Rico in support of AEI’s delivery services. We are also AEI’s primary provider of package sorting and handling services, warehousing, line-haul logistics services and other air cargo transportation related services for its domestic operations.

Airborne’s domestic delivery products consist of express and deferred delivery services. Airborne’s express delivery services include its Overnight Service, Next Afternoon Service (“NAS”) and Second Day Service (“SDS”). Overnight Service and NAS are primarily transported by our fleet of aircraft and sorted through our night sort operations. SDS and Airborne’s deferred delivery service products, which include the airborne@home and Ground Delivery Service (“GDS”) products, are primarily transported by contracted trucks and sorted through our day sort and regional hub operations. Portions of the SDS and deferred service products are transported on our aircraft.

On March 25, 2003, Airborne entered into a merger agreement with DHL and Atlantis Acquisition. The merger agreement requires that Airborne separate its air operations from its ground operations with its air operations being retained by ABX Air. Following the merger and separation, ABX Air will become an independent public company wholly-owned by Airborne’s former stockholders. The following discussion does not reflect the many changes that will occur in our business, operations, financial condition and certain significant and critical accounting policies as a result of the merger and separation. See “Pro Forma Consolidated Financial Data” and other sections of the proxy statement/prospectus for important information regarding the effects of the separation.

RESULTS OF OPERATIONS

We had net earnings before change in accounting of $13.3 million, $12.8 million and $12.8 million for 2002, 2001 and 2000, respectively. In 2000, we adopted a change in accounting method for engine overhaul costs that increased our net earnings to $27.0 million. Revenues were $1.174 billion, $1.165 billion, and $1.168 billion for 2002, 2001 and 2000, respectively.

Our earnings before the change in accounting were relatively consistent from period to period due to our basis for determining compensation from Airborne, which provides revenues as calculated by the sum of pretax net expenses incurred plus a mark-up of 2%. Net expenses include all operating and interest expenses, including allocated expenses from Airborne and AEI, reduced by revenues recorded from our other customers. Revenues from AEI comprised 98.5% of total revenues in 2002, 97.8% in 2001 and 98.0% in 2000.

2002 Compared to 2001

Revenues

Total revenues of $1.174 billion in 2002 increased 0.7% compared to 2001 revenues of $1.165 billion. Revenues from Airborne increased 1.4% to $1.156 billion in 2002 compared to revenues of $1.140 billion in 2001 primarily as a result of an increase in our net expenses used to determine our compensation.

Charter service revenues, primarily for ACMI (aircraft, crew, maintenance and insurance) and on demand services provided to other customers, decreased to $14.3 million in 2002 compared to $21.1 million in 2001. Charter revenues in 2002 were negatively impacted by the loss in U.S. Postal Service related charter business in addition to the weak economic climate.

Other revenues, consisting primarily of aircraft parts and fuel sales, decreased to $3.3 million in 2002 compared to $4.2 million in 2001.

Operating Expenses

Our operating expenses are impacted by the volume and type of packages handled for Airborne. Total pieces handled increased 12.9% in 2002 to 456.2 million compared to 404.0 million in 2001. Total weight handled increased year over year by 28.5% to 1.949 billion pounds. Weight per piece increased 13.8% to 4.3 pounds in 2002 compared to 3.8 pounds in 2001. The increase in tonnage and weight per piece in 2002 is primarily due to the Airborne’s expansion of its heavier weight GDS, which was introduced in April 2001.

Operating costs measured on a per piece basis decreased 11.1% in 2002 to $2.47 compared to $2.78 in 2001. Operating costs measured on a per pound basis declined to $0.58, or 22.0% compared to $0.74 per pound in 2001. The significant decline in costs, on a per piece and per pound basis, reflects the impact of Airborne’s expansion of its deferred service products, which generally rely on lower-cost, contracted truck line-haul as opposed to the higher cost of air transportation, and our continued focus on labor productivity and cost control. Productivity, as measured by pieces handled per labor hour paid, increased 11.8% in 2002 to 31.9 compared to 28.5 pieces per labor hour paid in 2001.

Salaries, wages and benefits comprised 40.1% of total operating expenses in 2002 compared to 39.2% in 2001 reflecting an increase of 2.8% in such expenses in 2002 compared to 2001. Salary and wage expense in 2002 was 2.0% or $6.9 million higher than in 2001 as a result of increased average wage rates. During the same time period, benefit costs increased by 6.9% or $5.2 million reflecting higher healthcare costs and increases in our company-sponsored defined benefit pension plan expenses. Productivity improvements helped to offset some of the increased costs in this category. Total hours paid increased 1.0% in 2002 compared to 2001.

Purchased line-haul expense as a percentage of total operating costs was 13.4% in 2002 and 10.6% in 2001. Expenses in this category include contracted truck line-haul expense, which increased by 31.6% in 2002 as compared to 2001. The increase in costs is primarily due to growth in GDS and airborne@home products that are generally transported via truck due to the less time sensitive nature of the products.

Fuel expense as a percentage of total operating expenses was 11.5% and 13.3% in 2002 and 2001, respectively. Aviation fuel expense, which comprised 97.5% of the cost in this category, decreased by 13.3% in 2002 compared to 2001 due to lower jet fuel prices and reduced fuel consumption. The average aviation fuel price was $0.83 per gallon in 2002 compared to $0.91 per gallon in 2001. Aviation fuel consumption decreased 4.9% in 2002 to 153.0 million gallons compared to 160.8 million gallons in 2001. The decrease in consumption in 2002 was due to our efforts to reduce and combine certain flight segments beginning in the second quarter of 2001. Also, we continued our program of placing 767 aircraft into service, which allowed less fuel-efficient DC-8 aircraft to be moved to shorter lane segments or backup status or removed from service. Two 767 aircraft were placed in service in 2002 and three in 2001. The risk of volatile fuel prices are effectively assumed by Airborne through our cost reimbursement compensation arrangement with them. Although we do not directly hedge the effects of fuel price volatility, Airborne has periodically entered into contracts to mitigate its resulting fuel price exposure.

Depreciation and amortization expense was 13.2% and 14.3% of total operating expenses in 2002 and 2001, respectively. In 2002, this category of expense included a $3.1 million impairment charge on an unscheduled retirement of a DC-8 aircraft. A routine maintenance check on this aircraft revealed the need for extensive, unanticipated repairs. Rather than incur the additional maintenance costs, we decided to retire the aircraft. The non-cash charge is associated with adjusting the aircraft’s net book value to its fair value, which is the equivalent of an estimated parts value. The decline in depreciation expense in 2002 is due to the relatively lower levels of capital expenditures made in 2002 and 2001 in relation to expenditures in 2000 and prior years, coupled with the timing of certain aircraft becoming fully depreciated.

Maintenance, materials and repairs as a percentage of total operating expenses were 10.3% in 2002 compared to 10.9% in 2001. This category of expense decreased 4.9% in 2002 compared to 2001. This decline was due primarily to a decrease in rotable component overhaul costs and to lower DC-9 engine maintenance costs due in part to a change in the way we contract with others for engine overhauls. In July 2001, our third party service provider began performing major engine overhauls for our DC-9 aircraft based upon a rate per engine cycle. These costs are charged to expense in the period utilization occurs.

Landing and ramp expense as a percentage of total operating expenses were 2.3% in 2002 and 2001. Included in this expense category are airport landing and ramp usage charges in addition to deicing costs.

Rent expense was 1.1% of total operating expenses in 2002 and 2001 and includes regional hub and warehouse facilities, maintenance facilities at out-base airports and lease costs for one DC-9 aircraft. During 2002, we added a second facility to our Pennsylvania regional hub and opened a new regional hub facility in California bringing the total number of regional hubs to eleven.

Other expense comprised 8.2% and 8.4% of total operating expenses for 2002 and 2001, respectively. This category of expense includes lodging and travel for flight crews, packaging and labeling supplies, utilities, insurance, allocations from Airborne for administrative services, among other expenses. The decrease in other expenses is primarily a result of lower packaging and labeling supply expenses offset by increased insurance costs.

Our interest expense increased by 22.3% in 2002 as compared to 2001. Interest expense includes allocations from Airborne in addition to interest on obligations of the Company. Allocations from Airborne are based upon the Company’s proportionate share of stockholders’ equity inclusive of intercompany advances, in comparison to Airborne’s consolidated totals. The increase in interest expense is a function of higher consolidated interest costs incurred by Airborne and the corresponding higher allocations and the financing by ABX Air in August 2001 of five 767 aircraft.

Our effective income tax rate was 41.4% in 2002 and 42.6% in 2001. The lower effective rate in 2002 was due to lower levels of state income taxes and non-deductible items. The Company’s tax provisions are calculated on a stand-alone basis. The tax consequences of our operations are included in Airborne’s consolidated tax returns.

2001 Compared to 2000

Revenues

Total revenues of $1.165 billion in 2001 decreased 0.3% compared to 2000 revenues of $1.168 billion. Revenues from Airborne decreased 0.5% to $1.140 billion in 2001 compared to revenues of $1.145 billion in 2000 primarily as a result of a decrease in our net expenses used to determine our compensation.

Charter service revenues provided to other customers, increased to $21.1 million in 2001 compared to $18.9 million in 2000. This was due to increases in charters performed for freight forwarders, which was partially offset by lower U.S. Postal Service related charter revenues. Other revenues, consisting primarily of aircraft parts and fuel sales, were consistent at approximately $4.2 million in 2001 and 2000.

Operating Expenses

Total pieces handled for Airborne increased 2.4% in 2001 to 404.0 million compared to 394.7 million in 2000. Total weight handled decreased year over year by 2.6% to 1.516 billion pounds. Weight per piece also decreased 4.3% to 3.8 pounds in 2001 compared to 3.9 pounds in 2000. The decrease in Airborne tonnage in 2001 is primarily due to the impacts on Airborne’s business from a weak U.S. economy and the terrorist’s events of September 11, 2001. These decreases were partially offset by the expansion of GDS, which was introduced in April 2001 and growth in the airborne@home product.

Operating costs measured on a per piece basis decreased 2.6% in 2001 to $2.78 compared to $2.85 in 2000. The decline in costs, on a per piece basis reflects the impact of Airborne’s expansion of its deferred service products, which generally rely on lower-cost contracted truck line-haul as opposed to the higher cost of air transportation and our continued focus on labor productivity and cost control. Operating costs measured on a per pound basis were $0.74 in 2001, compared to $0.73 per pound in 2000. The slight increase in costs on a per pound basis is due to the decline in weight per piece. Productivity, as measured by pieces handled per labor hour paid, increased 1.7% in 2001 to 28.5 compared to 28.0 pieces per labor hour paid in 2000.

Salaries, wages and benefits comprised 39.2% of total operating expenses in 2001 compared to 36.7% in 2000 reflecting an increase of 6.4% in such expenses in 2001 compared to 2000. Salary and wage expense in 2001 was 3.1% or $10.2 million higher than in 2000 as a result of increased average wage rates. During the same time period, benefit costs increased by 26.1% or $15.4 million reflecting higher healthcare costs and increases in our company-sponsored defined benefit pension plan expenses. Employee healthcare costs increased due to higher utilization of plan benefits and general healthcare industry cost increases. Our pension costs increased in 2001 due to lower investment returns on plan assets and plan design changes implemented in 2000 that increased benefits provided to our non-pilot employees. Productivity improvements helped to offset some of the increased costs in this category. Total hours paid increased 0.7% in 2001 compared to 2000.

Purchased line-haul expense as a percentage of total operating costs were 10.6% in 2001 and 10.2% in 2000. Contracted truck line-haul expense increased by 3.4% in 2001 as compared to 2000 primarily due to growth in GDS and airborne@home products.

Fuel expense as a percentage of total operating expenses was 13.3% and 16.8% in 2001 and 2000, respectively. Aviation fuel expense, which comprised 98.7% of the cost in this category, decreased by 22.1% in 2001 compared to 2000 due to lower jet fuel prices and reduced fuel consumption. The average aviation fuel price was $.91 per gallon in 2001 compared to $1.02 per gallon in 2000. Aviation fuel consumption decreased 12.7% in 2001 to 160.8 million gallons compared to 184.1 million gallons in 2000. The decrease in consumption in 2001 was due to our efforts to reduce and combine certain flight segments beginning in the second quarter of 2001. We also continued our program of placing 767 aircraft into service, which allowed less fuel-efficient DC-8 aircraft to be moved to shorter lane segments or backup status or removed from service. Three 767 aircraft were placed in service in 2001 and nine in 2000.

Depreciation and amortization expense increased 3.8% primarily due to the higher levels of aircraft capital expenditures in 2000, which received a full year of depreciation expense in 2001.

Maintenance, materials and repairs increased 4.0% in 2001 compared to 2000. This increase was due primarily to higher aircraft maintenance costs due to the expansion during the past several years of our 767 program.

Other expense decreased to 8.4% of total operating expenses for 2001 compared to 8.6% in 2000. This decrease was primarily a result of lower packaging and labeling supply costs partially offset by increased insurance expenses.

Our interest expense increased by 1.4% in 2001 as compared to 2000. Decreased levels of interest capitalized on the purchase and modification of aircraft were offset by higher interest expenses allocated from Airborne and the costs incurred upon financing of five 767 aircraft in August 2001.

Our effective income tax rate was 42.6% in 2001 and 43.2% in 2000. The lower effective rate in 2001 compared to 2000 was due to lower levels of state income taxes.

Federal Legislation Compensation

In the aftermath of the terrorist attacks of September 11, 2001, Congress passed the Air Transportation Safety and System Stabilization Act (“Act”), an emergency economic assistance package administered by the DOT, which was designed to help air carriers mitigate losses resulting from the closure of the national air system. Under provisions of the Act, Airborne was entitled to receive amounts to the extent of the lesser of actual losses or a formula based upon revenue ton-miles flown, including miles flown by us. Airborne received proceeds of $12,350,000 under the Act, representing reimbursable losses agreed to by the DOT.

The losses compensated under the Act were losses recorded by Airborne and primarily related to its loss of customer revenues, net of expense reductions and additional costs incurred. While we experienced certain expense reductions and additional costs because of the attacks, we did not receive a direct allocation of these proceeds from Airborne as any net incremental costs incurred were compensated through the intercompany services revenue arrangement.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Operating cash flows in 2002, 2001 and 2000 were $177.0 million, $208.8 million and $215.6 million. Our operating cash flows are primarily a function of the level of depreciation and amortization expense.

We devote a substantial amount of our operating cash resources to fund our capital expenditures. A significant portion of our capital expenditures relates to the acquisition and modification of aircraft and related flight equipment. Total capital expenditures were $98.4 million in 2002, $94.9 million in 2001 and $340.5 million in 2000. We have continued our program to acquire and deploy 767 aircraft, which provide a higher level of operating efficiency than the DC-8 aircraft they replace. We acquired three 767 aircraft in 2002 and one 767 aircraft in 2001, after acquiring nine 767 aircraft in 2000. At the end of 2002, we had 116 aircraft in service, consisting of 22 767’s, 20 DC-8s and 74 DC-9s, and one other 767 undergoing modification. Other capital expenditures include facilities and package handling equipment, leasehold improvements for sort facilities, computer equipment and expenditures supporting the operation of our airport in Wilmington, Ohio.

The level of capital spending for 2003 is anticipated to increase to $110 million primarily related to scheduled aircraft acquisitions and related modification costs. We anticipate taking delivery of three additional 767 aircraft in 2003 and incurring capital expenditures to improve package handling efficiencies at our sort facilities. As we place additional 767 aircraft into service, we may remove additional DC-8 aircraft from service depending on factors such as overall capacity requirements and the need for aircraft in our charter operations. During 2002, we removed four DC-8 aircraft from service and anticipate removing up to four additional DC-8s in 2003.

We have commitments to acquire six additional 767 aircraft, three in 2003, two in 2004 and one in 2005. Additionally, five of these aircraft are committed to be modified to a standard freighter configuration from their original passenger configuration. Over the past two years we have been successful in negotiating deferrals of aircraft deliveries and may request deferrals of future deliveries. However, there is no assurance any deferral of planned deliveries will be achieved.

Our cash balance was $33,000 at the end of 2002 and 2001. We have a cash management arrangement whereby most expenditures, including capital expenditures are funded by Airborne through intercompany advances when checks clear our primary disbursement accounts. Advances from Airborne shown on the consolidated balance sheet carry no repayment or settlement terms.

In August 2001, we completed secured financings on five 767 aircraft and received proceeds of $102.8 million. Two of the aircraft were sold and subsequently leased back. As the related lease was classified as a capital lease, both aircraft and the related capital lease payable were recorded on our consolidated balance sheet. The remaining three aircraft were sold to a majority-owned and consolidated subsidiary, which raised $60.0 million in financing collateralized by the aircraft and $2.8 million in third party equity financing. The financings have an initial term of 10 years with options to extend for an additional six years. These financings are guaranteed by Airborne. The proceeds were used to reduce the intercompany advance from Airborne.

Our ability to sufficiently fund our planned operations and capital expenditures in 2003, until closing of Airborne’s merger with DHL, is highly dependent on Airborne’s ability to provide sufficient liquidity through our intercompany arrangement. Further, as discussed in Note K to the consolidated financial statements, upon the anticipated closing of Airborne’s merger with Atlantis Acquisition, we will become an independent, publicly owned company and will be provided certain cash balances from loan proceeds at closing and the ability to earn future cash flows through several commercial operating agreements. We anticipate that liquidity provided by Airborne prior to closing the merger, and after the merger, liquidity provided pursuant to the separation agreement, cash flows provided by commercial agreements with Airborne, and growth in new business will be sufficient to fund our planned operations and capital expenditures for 2003.

CRITICAL ACCOUNTING POLICES AND ESTIMATES

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as certain disclosures included elsewhere in the prospectus, are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to select appropriate accounting polices and make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingencies. In certain cases, there are alternative polices or estimation techniques which could be selected. On an on-going basis, we evaluate our selection of policies and the estimation techniques we use, including those related to revenue recognition, post-retirement liabilities, bad debts, self-insurance reserves, accruals for labor contract settlements, valuation of spare-parts inventory, useful lives and impairment of property and equipment, income taxes, contingencies and litigation. We base our estimates on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources, as well as for identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates under different assumptions or conditions. We believe the following significant and critical accounting policies involve the more significant judgments and estimations used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenues from Airborne are recognized when the related services are performed, and are calculated as the sum of pretax net expenses incurred plus 2%. Net expenses include all operating and interest expenses, including allocated expenses from Airborne or AEI, less revenues recorded from charters and other services.

Charter service revenues are recognized on scheduled and non-scheduled flights to third parties. Revenues are recognized when the specific flight has been completed. Other revenues, primarily for aircraft parts and fuel sales, are recognized when the parts and fuel are delivered.

Property and Equipment

We continually evaluate the useful lives and fair values of our property and equipment. Acceleration of depreciation expense or the recording of significant impairment losses could result from changes in the estimated useful lives of assets due to a number of factors, such as a determination that excess capacity exists in our air or ground networks, or changes in regulations grounding the use of our aircraft. When an asset is considered impaired, as was the case with a DC-8 aircraft that was removed from service in 2002, the asset is adjusted to its fair value.

Spare Parts Inventory

We value our aircraft spare parts inventory at weighted-average cost and maintain a related obsolescence reserve. A provision, which considers the spare parts expected to be on hand on the date the aircraft fleet is anticipated to be removed from service, is recorded over the estimated useful life of the related aircraft. Should changes occur regarding expected spare parts to be on hand or anticipated useful lives of aircraft, revisions to the estimated obsolescence reserve may be required.

Deferred Tax Assets

Our tax provision is calculated on a stand-alone basis. Through and including December 31, 2002, our tax consequences were included in Airborne’s consolidated tax returns. As a result of the consolidated filing, no valuation allowance for our deferred tax assets has been recorded as management believes that it is more likely than not that the consolidated group will be able to utilize these assets. Should we determine that Airborne will not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Self-Insurance

We self-insure certain claims relating to workers compensation, aircraft, automobile, general liability and employee healthcare. We record a liability for reported claims and an estimate for incurred claims that have not yet been reported. Accruals for these claims are estimated utilizing historical paid claims data, recent claims trends and, in the case of employee healthcare, an independent actuarial report. Changes in claim severity and frequency could result in actual claims being materially different than the amounts provided for in our annual results of operations.

Contingencies

We are involved in legal matters that have a degree of uncertainty associated with them. We continually assess the likely outcomes of these matters and the adequacy of amounts, if any, provided for these matters. There can be no assurance that the ultimate outcome of those matters will not differ materially from our assessment of them. There also can be no assurance that we know all matters that may be brought against us at any point in time.

Postretirement Obligations

We sponsor a qualified defined benefit plan for our pilots and participate in a qualified defined benefit plan sponsored by Airborne covering our other eligible employees. Our employees also participate in postretirement healthcare plans sponsored by Airborne. We also sponsor unfunded excess plans for certain employees and participate with Airborne in a non-qualified plan which covers our executive management, that provide benefits in addition to amounts permitted to be paid under provisions of the tax law to participants in our qualified plans.

The accounting and valuation for these postretirement obligations are determined by prescribed accounting and actuarial methods that consider a number of assumptions and estimates. The selection of appropriate assumptions and estimates is significant due to the long time period over which benefits will be accrued and paid. The long-term nature of these benefit payouts increases the sensitivity of certain estimates on our postretirement costs. In actuarially valuing our pension obligations and determining related expense amounts, assumptions we consider most sensitive are discount rates, expected long-term investment returns on plan assets and future salary increases. Additionally, other assumptions concerning retirement ages, mortality and employee turnover also affect the valuations. For our postretirement healthcare plans, consideration of future medical cost trend rates is a critical assumption in valuing these obligations. Actual results and future changes in these assumptions could result in future costs significantly higher than those recorded in our annual results of operations.

In selecting the interest rate to discount estimated future benefit payments that have been earned to date to their net present value (defined as the projected benefit obligation), we consider Moody’s Aa published long-term corporate bond yield as of our reporting date (December 31). We believe utilizing this published rate, as a benchmark, would be similar to the results that would be obtained through selective matching of the plan’s funding obligations to specific corresponding bonds of similar quality and maturities. The selection of the discount rate not only affects the reported funded status information as of December 31 (as shown in Note H to the consolidated financial statements) but also affects the succeeding years’ pension and postretirement healthcare costs. The discount rate selected for December 31, 2002, based on the method described above, was 6.75% compared to 7.25% at December 31, 2001. This 50-basis-point decrease will negatively affect and increase our pension and postretirement healthcare expense by approximately $4.6 million in 2003.

In evaluating our assumption regarding expected long-term investment returns on plan assets, we consider a number of factors. These include our historical plan returns in connection with our asset allocation policies and assistance from investment consultants hired to provide oversight over our actively managed investment portfolio and long-term inflation assumptions. The selection of the expected return rate materially affects our pension costs. We selected an expected rate of return of 8% for 2002 and will continue to use this rate for valuation and determining pension costs in 2003. We continue to believe that 8% is a reasonable long-term rate of return despite the market down-turn that has resulted in negative returns over the past three years. Due to the negative investment returns experienced in 2002, our 2003 pension costs will be negatively affected by $5.0 million. If we were to lower our long-term rate of return assumption by a hypothetical 100 basis points, expense in 2002 would have increased by approximately $1.8 million. We do not use a calculated value method in determining asset values as of the measurement date.

The assumed future increase in salaries and wages is also a significant estimate in determining pension costs. In selecting this assumption we consider our historical wage increases, future wage increase projections and inflation. We used a 5% salary increase assumption (6.5% for our pilots) during 2002 and in 2003 lowered these assumptions to a 4% salary increase assumption (5% for our pilots). In 2002, had we used a salary increase assumption, which was 100 basis points higher than that used, pension costs would have increased by approximately $3.7 million.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Additionally, the associated asset retirement costs will be capitalized as part of the carrying amount of the long-lived asset. The adoption of SFAS No. 143, which was effective for our fiscal year beginning on January 1, 2003, did not have a significant impact on our financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 requires that only certain extinguishments of debt be classified as extraordinary items. Further, this statement requires a capital lease that is modified so that the resulting lease agreement is classified as an operating lease to be accounted for under the sale-leaseback provisions of SFAS No. 98. The provisions of the statement pertaining to debt extinguishments are effective for our fiscal year beginning on January 1, 2003. The provision of the statement pertaining to lease modifications is effective for transactions consummated after May 15, 2002. Implementation of this statement did not have a significant impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under Emerging Issues Task Force Issue 94-3, required an exit cost liability to be recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for our exit or disposal activities that are initiated on or after January 1, 2003. Implementation of this statement is not anticipated to have a significant impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. Additionally, this interpretation clarifies the requirements for recognizing a liability at the inception of the guarantee equal to the fair value of the obligation undertaken in issuing the guarantee and incorporates the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others.” Disclosures under Interpretation No. 45 are effective for us on December 31, 2002. The disclosure and recognition provisions of this interpretation did not have a significant impact on our financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in our annual and interim consolidated financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We currently plan to follow the provisions of Accounting Principles Board (APB) Opinion No. 25 in accounting for our stock option plans until such time as new accounting rules are adopted which require recognition of the fair value of stock options as compensation. Accordingly, implementation of this statement will currently not have a significant impact on our financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The clarification provisions of this statement require that contracts with comparable characteristics be accounted for similarly. This statement is effective for any new derivative instruments we enter into after June 30, 2003. Implementation of this statement is not anticipated to have a significant impact on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks include interest rate and fuel price risks. The following is a description of these risks and a discussion of our exposure to changes in market rates and prices and related effects on fair values, earnings and cash flows.

Interest Rate Risk

As described in Note F to the consolidated financial statements, we have various debt instruments, including debt issued at fixed and variable rates of interest. The debt issued at fixed interest rates is exposed to fluctuations in fair value resulting from changes in market interest rates. Variable interest rate debt exposes us to differences in future cash flows resulting from changes in market interest rates. As of December 31, 2002 and 2001, we had approximately $5.6 million and $6.0 million of fixed interest rate exposure and $70.8 million and $74.9 million of variable interest rate exposure, respectively.

Variable interest rate risk can be quantified by estimating the change in annual cash flows resulting from a hypothetical 20% increase in interest rates. As of December 31, 2002, a 20% increase in interest rates would have resulted in an increase in interest expense of approximately $900,000 for the year ended December 31, 2002.

Fixed interest rate risk can be quantified by estimating the decrease in fair value of our long-term debt through a hypothetical 20% increase in interest rates. As of December 31, 2002, a 20% increase in interest rates would have not have materially changed the fair value of our long-term debt.

Airborne, on our behalf, uses an interest rate swap to manage the exposure to future cash flow changes related to our floating interest rate debt. This swap was entered into in connection with the issuance of the debt that it was intended to modify. The notional amount, interest payment, and maturity dates of the swap match the terms of the associated debt. This instrument will be transferred to Airborne upon the separation.

The fair value of the interest rate swap at December 31, 2002 was a liability of approximately $3.6 million compared to a deferred gain of $1.0 million at December 31, 2001. The potential decrease in fair value resulting from a hypothetical 20% shift downward in interest rates would be approximately $1.6 million. This sensitivity analysis assumes a parallel shift in the yield curve. Although certain assets and liabilities may have similar maturities or periods to re-pricing, they may not react correspondingly to changes in market interest rates.

Jet Fuel Price Risk

We are dependent on jet fuel to operate our fleet of aircraft, and our operating expenses are impacted by changes in jet fuel prices. For the year ended December 31, 2002, we consumed 153.0 million gallons of jet fuel at an average price of $0.83 per gallon.

Jet fuel price sensitivity can be quantified by estimating the increase in expenses as a result of a uniform increase in average jet fuel prices applied against consumption. If jet fuel prices had increased 10%, fuel costs for the year ended December 31, 2002 would have increased approximately $12.7 million. The risks of volatile fuel prices are effectively assumed by Airborne through our cost reimbursement compensation arrangement with them. Although we do not directly hedge the effects of fuel price volatility, Airborne has periodically entered into contracts to mitigate its resulting fuel price exposure.

We do not use derivative financial instruments for trading purposes.

BUSINESS

Overview

ABX Air, a Delaware corporation formed in 1980, is an airline providing air cargo transportation services within the United States and to Canada and Puerto Rico and as of March 31, 2003, operated and maintained an in-service fleet of one hundred and sixteen aircraft. We also perform package sorting and handling services and other air cargo transportation related services. Since our inception, Airborne’s subsidiary, AEI, has been our primary customer for these services. In addition, and to a much lesser extent, ABX Air also provides ACMI (aircraft, crew, maintenance and insurance) and on-demand charter services, airport-to-airport transportation of freight on a space available basis, and is a reseller and broker for McDonnell Douglas DC-8, DC-9 and Boeing 767 aircraft parts to other customers. We have also intermittently provided airframe and component maintenance and repair services and flight training services.

After the merger and separation, ABX Air will be an independent provider of numerous services in support of businesses competing in the air cargo transportation industry. These services will include ACMI and on demand charter services, airport-to-airport transportation of freight on a space available basis, airframe and component maintenance and repair services, the sale and brokerage of parts for DC-8, DC-9 and 767 aircraft to other customers, flight crew training services, and miscellaneous technical services. After the separation, Airborne will continue to be our largest customer pursuant to the ACMI and hub services agreements. See “Arrangements with Airborne Relating to the Separation—ACMI Agreement” and “—Hub Services Agreement” in this prospectus for a description of those agreements. In addition to our aircraft operations under the ACMI agreement, we will perform package sorting and handling services for Airborne at its airport in Wilmington, Ohio (“Wilmington Air Park”) and eleven regional sort facilities under the hub services agreement. We will also perform other services for Airborne, including warehousing, airport, equipment and facilities maintenance, and line-haul logistics services. In connection with the separation from Airborne, we will retain a 100% equity stake in FTZ, a reseller and broker of aircraft parts that maintains an inventory of such parts for this purpose.

Markets, Products and Services

Markets

The air freight delivery services industry provides time definite delivery services and is comprised of: (1) air freight carriers that contract with “freight-forwarders” to provide short-term and long-term contract charters; (2) air freight carriers that provide on-demand charters; (3) air freight carriers that provide scheduled air freight delivery services; and (4) “door-to-door” express package delivery companies such as Airborne Express, DHL, Federal Express and United Parcel Service.

ACMI and On Demand Charter Services

Our principal business will be to provide ACMI services. As of March 31, 2003, we operated and maintained an in-service fleet of one hundred and sixteen aircraft, consisting of twenty-three 767, nineteen DC-8, and seventy-four DC-9 aircraft. A typical ACMI contract will require us to supply the aircraft, crew, maintenance and insurance for specified cargo operations, while the customer is responsible for substantially all other aircraft operating expenses, including fuel, landing fees, parking fees and ground and cargo handling expenses. Under an ACMI arrangement, we will have exclusive operating control of our aircraft and our customers must typically obtain any government authorizations and permits required to service the designated routes. See “Business—Regulation.” This model allows customers to utilize our efficiencies in order to expand their presence in the cargo market without committing to aircraft ownership.

The ACMI agreement with Airborne is for a term of seven years with a three year renewal and will initially cover 100% of our current aircraft fleet including four 767 aircraft that we have previously committed to purchase. See “Arrangements with Airborne Relating to the Separation—ACMI Agreement.” Airborne initially will account for nearly all of our revenues. However, the terms of the ACMI agreement specifically permit us to continue using our existing aircraft fleet to service other customers, subject to certain limitations. We are currently performing eight scheduled flights per week for customers operating from Miami, Florida to several cities in the Caribbean and Central America. We also participate in the Department of Defense Civil Reserve Air Fleet Program where we have made up to 3 of our aircraft available to be utilized by the U.S. military in support of these operations, and operate such flights on competitively bid, full-cost contracts. In order to diversify our customer base and expand revenues, we intend to actively pursue ACMI and on demand charter opportunities with other customers.

Hub Services

We will provide staff to conduct package sorting and handling services for Airborne at the Wilmington Air Park airport and eleven regional sort facilities under the hub services agreement. We will also perform other services for Airborne, including warehousing, airport, equipment and facilities maintenance and line-haul logistics services. See “—Hub Services Agreement.”

Airport-to-Airport Transportation of Freight on a Space Available Basis

In order to optimize utilization of our fleet, we sell excess capacity on flights operated under the ACMI agreement. These operations complement our ACMI business by increasing aircraft utilization during low seasons and diversifying our revenue stream. We currently have agreements with three freight forwarders to provide such services. We were also recently awarded a 5-year contract with the United States Postal Service for such services. We intend to target other freight forwarders for “space available” airport-to-airport services. Our ACMI agreement with Airborne allows us, subject to certain limitations described in the ACMI agreement, to sell airport-to-airport transportation services on a space available basis; therefore, a significant portion of our flights may include such cargo.

Airframe and Component Maintenance

We are one of the few dedicated air cargo carriers in the world with extensive maintenance and engineering capabilities. We perform line maintenance and major repairs on our fleet of 767, DC-8 and DC-9 aircraft, including airframe overhauls on our fleet of DC-9 aircraft. We also refurbish in-house approximately 60% of the airframe components for our DC-8 and DC-9 aircraft and all of the wheels and brakes for such aircraft. We also perform intermediate repairs on the engines for our DC-8 aircraft and the engines and auxiliary power units for our DC-9 aircraft. We have extensive maintenance facilities in Wilmington, Ohio and our maintenance technicians and support personnel work a combination of shifts to provide 24-hour, 7-day a week coverage.

We are an FAA certified repair station and plan to leverage our existing maintenance base (including hangars, component shops and tooling) and technical expertise to perform airframe and component maintenance and repair services for other airlines and maintenance repair organizations. We currently have five customers for which we are providing such services. Due to recent financial difficulties in the passenger carrier market, carriers are outsourcing more of their maintenance programs. We therefore may experience increased demand in this segment of the market.

Aircraft Parts Sales and Brokerage

Our wholly-owned subsidiary, FTZ, which holds a certificate relating to free trade zone rights, is an ASA (Aviation Suppliers Association) 100 Certified reseller and broker of aircraft parts. FTZ carries an inventory of DC-8, DC-9 and 767 spare parts, and also maintains inventory on consignment from original equipment manufacturers, resellers, lessors and other airlines.

FTZ’s parts brokerage customers include the commercial air cargo industry, passenger airlines, aircraft manufacturers and contract maintenance companies serving the commercial aviation industry, as well as other resellers. FTZ maintains its own inventory controls and documentation, and determines the conditions for surplus parts disposal. For the fiscal year ended December 31, 2002, FTZ provided parts and parts brokerage services to approximately 400 customers.

Technical Services

We have developed technical expertise as a result of our long history in aviation. For instance, we currently have a contract with a provider of modification services pursuant to which we are updating aircraft manuals in conjunction with the modification of aircraft from passenger to cargo configuration. We also own Supplemental Type Certificates (STC), some of which we plan to market to other air carriers. An STC is granted by the FAA and represents an ownership right, similar to an intellectual property right, which authorizes the alteration of an airframe, engine or component. We intend to capitalize on our technical knowledge base by expanding the provision of technical services to third parties.

Flight Crew Training

We train our flight crewmembers in-house utilizing our own classroom instructors and facilities. We also own four flight simulators, including one 767, one DC-8 and two DC-9 flight simulators. Our 767 and one of our DC-9 flight simulators are level C certified, which allows type rating of flight crewmembers without requiring live check flights. Our DC-8 and the other DC-9 flight simulator are level B certified. We use the flight simulators to train our flight crews, however, there is significant excess capacity available. We are certificated to offer training to third parties and plan to either rent usage of the flight simulators to outside training programs or provide training programs to third parties.

Aircraft

We currently utilize pre-owned 767, DC-8 and DC-9 aircraft. After acquisition, the aircraft are modified for use in our cargo operation. As of March 31, 2003, our in-service fleet consisted of one hundred and sixteen aircraft, including twenty-three 767, nineteen DC-8, and seventy-four DC-9 aircraft. We own one hundred and ten of these aircraft and lease five 767 and one DC-9 aircraft. The average age of our 767, DC-8 and DC-9 aircraft is 19, 34 and 32 years, respectively. The following table contains more detailed information concerning our in-service aircraft fleet.

Aircraft Type	Number of Aircraft As of March 31, 2003	Year of Manufacture	Gross Payload (Lbs.)	Still Air Range (Nautical Miles)
DC-8-61	5	1968-1969	40,000-83,000	2,200-3,800
DC-8-61F	1	1967	40,000-83,000	2,200-3,800
DC-8-63	5	1968-1970	47,000-97,000	2,800-4,400
DC-8-63F	8	1967-1979	40,000-97,000	2,600-4,300
DC-9-14	1	1967	17,000-25,000	450-1,100
DC-9-15	1	1966	17,000-25,000	450-1,100
DC-9-31	18	1967-1971	26,000-36,000	550-1,100
DC-9-32	16	1967-1972	26,000-36,000	550-1,100
DC-9-32F*	3	1967-1968	26,000-36,000	550-1,100
DC-9-33F*	6	1968-1970	26,000-38,000	500-1,100
DC-9-41	29	1969-1978	26,000-38,000	500-1,100
767-205	1	1984	37,000-91,000	1,800-4,400
767-231	4	1983	37,000-91,000	1,800-4,400
767-281	18	1983-1988	67,000-91,000	1,800-3,000

Total	116

*	The cargo door on each of these aircraft has been deactivated.

In addition to our in-service fleet described in the table above, we acquired two additional 767 aircraft in the first quarter of 2003. These aircraft are currently undergoing modification from passenger to cargo configuration and we anticipate placing one in revenue service during the third quarter of 2003 and the other in revenue service during the first quarter of 2004.

With these newer generation and more operationally efficient aircraft, the less economical DC-8 aircraft can be placed into shorter lane segments, transferred to backup or charter operation roles, or removed from service. We plan to remove up to three DC-8s from service by the end of 2003. Some of our DC-8s could be deployed in charter service depending on prospective business opportunities. Future DC-8 aircraft retirements will be determined based on ACMI requirements, capacity requirements, charter service demand and the timing of placing future 767 aircraft into service.

We have commitments to acquire four more 767 aircraft by mid-year 2005. Depending on various factors including capacity requirements driven by customer demand, we may initiate negotiations to defer the delivery of some 767 aircraft, as we have done in the past, but there is no assurance that any deferrals will be achieved.

The majority of our aircraft are not equipped with a standard cargo door, but instead utilize the former passenger door for the loading and unloading of freight. This reduces the cost of modifying the aircraft from passenger to cargo configuration, but limits the size of the freight that can be carried onboard the aircraft and necessitates the use of specialized containers and loading equipment. The absence of a cargo door also negatively impacts the market value of the aircraft. We have nine DC-8 aircraft that are equipped with a standard cargo door. We are currently modifying one 767 aircraft with a standard cargo door with commitments to install four additional standard cargo doors in our 767 aircraft fleet.

During 2002, the nightly lift capacity of our system was approximately 4.1 million pounds and our average utilization of available lift capacity was approximately 75%.

Flight Operations and Control

Our flight operations (including aircraft dispatching, flight tracking and crew scheduling) are planned and controlled by our dispatch and flight operations personnel from Wilmington Air Park airport. We man our flight operations office 24 hours per day, 7 days per week. Our flight operations office at Wilmington Air Park airport also coordinates the technical support necessary for operations into other airports served by our flights.

Maintenance

Our maintenance technicians and support personnel perform a significant amount of the inspections, maintenance and repairs on our fleet of DC-8 and 767 aircraft and substantially all of the inspections, maintenance and repairs on our fleet of DC-9 aircraft. We contract with maintenance repair organizations for the performance of heavy maintenance on our fleet of DC-8 and 767 airframes, including approximately 40% of DC-8 and DC-9 airframe components and nearly all of our 767 airframe components, including the wheels and brakes for our 767 aircraft. We also contract with maintenance repair organizations for the performance of heavy maintenance on our aircraft engines and auxiliary power units. We believe that maintaining a majority of our fleet of aircraft ourselves reduces our maintenance costs, minimizes the out-of-service time for our aircraft and achieves a high level of reliability.

We are certificated as an FAA repair station to perform maintenance on DC-8, DC-9 and 767 aircraft and their related avionics and accessories, including all required airframe maintenance, ranging from routine inspections to major airframe overhauls, as well as Airworthiness Directives and Service Bulletin compliance. We will be subleasing 3 hangars, comprising 210,000 square feet, and a building housing our component shop, comprising 100,000 square feet, from Airborne at the Wilmington Air Park airport.

The FAA periodically mandates additional maintenance requirements for certain aircraft, including the type we operate. In recent years, we have completed, and continue to perform, a number of inspection and maintenance programs pertaining to various Airworthiness Directives issued by the FAA. The FAA could, in the future, impose additional maintenance requirements for aircraft and engines of the type we operate or interpret existing rules in a manner that could have a material adverse effect on our operations and financial position. See “Regulation”.

Our maintenance and engineering personnel coordinate all routine and non-routine maintenance operations, including tracking the maintenance status of each aircraft, communicating with maintenance personnel in connection with every arrival and departure, consulting with manufacturers and vendors about procedures to correct irregularities and training our line maintenance personnel on the requirements of our FAA-approved maintenance program. We conduct virtually all of our own maintenance training.

We own an appropriate number of serviceable spare aircraft engines, auxiliary power units (APUs), and spare aircraft parts and consumable items based on the size of each aircraft fleet type we operate. These serviceable spare engines, APUs, spare parts and consumable items are used strictly in support of our fleet of aircraft.

Due to the nature of our business, our aircraft experience relatively low utilization. For this reason, we have elected to maintain our aircraft on a calendar basis as opposed to an hourly basis. This results in our aircraft undergoing inspections and maintenance on a more frequent basis, thereby improving mechanical reliability, lowering costs and, ultimately, improving service to our customers.

Strategy and Competitive Strengths

Our strategy is to expand our services and increase our customer base. We believe that we have a number of key strengths which will enable us to enhance our position in the provision of air cargo transportation services and to successfully execute our strategy. We believe that the world-wide air freight and express market will grow significantly over the next 20 years, and that we are well positioned to capitalize on that growth opportunity.

Growth Strategy

Our growth strategy revolves around capitalizing on our position as a provider of air cargo transportation services within the United States and between the United States, Canada, Puerto Rico, Central and South America and the Caribbean. Principal elements of our strategy are as follows:

•	Expand ACMI and Charter Services. Prospective customers include cargo divisions of passenger airlines, freight and logistics operators and big industrial and manufacturing companies with global and critical supply chains, such as automobile, electronics and computer manufacturers. The terms of the ACMI agreement specifically permit us to continue using our existing aircraft fleet to service other customers, subject to certain limitations. See “Arrangements with Airborne Relating to the Separation—ACMI Agreement”.

•	Market Space Available Services. We believe the ACMI agreement with Airborne will provide us with an opportunity to sell space-available airport-to-airport cargo services on routes flown. Major freight forwarders may be reluctant to arrange transportation of their customers’ freight through integrated cargo carriers that compete with them. As a result, management believes that air cargo service companies have an opportunity to capture an increasing share of the air freight market. We intend to aggressively target the United States Postal Service and freight forwarders for space-available airport-to-airport cargo services. We are experienced in managing this type of cargo for existing customers. In addition, we recently bid on and were awarded a five-year contract to handle mail for the United States Postal Service.

•	Leverage Existing Knowledge and Maintenance Facilities. Our maintenance staff has acquired a high degree of expertise and technical knowledge. We plan to leverage this existing knowledge along with available capacity in our existing maintenance facilities (hangars, component shops and tooling) by performing airframe and component maintenance and repair services and technical services for other airlines and maintenance repair organizations. We believe that recent financial difficulties (especially in the passenger carrier market) have forced carriers to scale back existing maintenance overhead and seek opportunities to outsource. Therefore, we may see increased demand for this service.

•	Leverage Flight Training Equipment and Personnel. We plan to offer training to other parties or rent the flight simulators to outside training providers.

•	Expand Marketing Efforts. We plan to aggressively market our ACMI, on demand charter, airframe and component maintenance and repair services, airport-to-airport transportation of freight on a space available basis, aircraft parts sales and brokerage, flight training services and miscellaneous technical services.

Competitive Strengths

Management believes that our competitive strengths are:

•	Long Term ACMI Agreement. Our ACMI agreement with Airborne provides us with a reliable source of revenues for the next seven years. This regular revenue stream should provide us with the financial flexibility to expand our services and increase our customer base.

•	Experienced Management Team. We are led by an experienced management team, headed by Joseph C. Hete, who has over 20 years of experience in the air cargo industry. The other key members of our management team, including those responsible for our flight operations and maintenance, each have over 20 years of industry experience, including significant experience in our markets.

•	Low Operating Cost Structure. We maintain a low cost structure through: (i) the acquisition of used aircraft, engines and spare parts, (ii) maintaining coordinated flight and maintenance operations in Wilmington, Ohio, and (iii) the “in-sourcing” of activities such as training, aircraft and routine engine repairs and maintenance.

•	Established Reputation. We believe we have an excellent reputation for reliability and service to our customers. We have established strong working relationships with regulators due to our strong safety and maintenance programs.

Customers and Sales

Sales and Marketing

Our internal sales department promotes our air cargo services directly to freight forwarders, integrated carriers, passenger and cargo airlines and major shippers. We participate in international air cargo trade shows, advertise our services in industry trade journals and participate in the Inventory Locator Service (I.L.S.), an online subscriber service used by airlines, OEMs, brokers, suppliers and maintenance repair organizations to purchase parts in the after-market.

Customers

Our single largest customer is Airborne, which accounted for 98% of our revenue for the year ended December 31, 2002. As a result of the ACMI agreement, Airborne has committed to purchase ACMI services from us. Under the hub services agreement, Airborne has committed to purchase hub services from us.

Other Customers.    We currently have eight ACMI customers, five aircraft and component maintenance customers, numerous parts and parts brokerage service customers and three airport-to-airport space available cargo customers.

Competition

The market for our services has been and is expected to remain highly competitive. A number of airlines currently provide services for themselves and for others similar to the services we offer and new airlines may be formed that could also compete with us. Such airlines may have substantially greater financial resources than we do. In addition, certain retail ACMI companies, such as Atlas Air, Inc., Kitty Hawk Airways, and Evergreen International, compete with us.

Our scheduled cargo services compete for cargo volume principally with other all-cargo airlines, integrated carriers and scheduled and non-scheduled passenger airlines, which have substantial belly cargo capacity. Our ACMI services compete primarily with other airlines that operate all-cargo aircraft and have lift capacity in excess of their own needs. We believe the principal competitive factors in both domestic and international markets are price, the ability to maintain the aircraft, frequency and capacity of scheduled service and value-added services. Competition in the ACMI business is dependent principally on the payload and cubic capacities of available aircraft, price and reliability.

Employees

As of December 31, 2002, we had approximately 7,700 employees, including 4,000 full-time employees and 3,700 part-time employees. We employ approximately 745 flight crewmembers, 1,700 maintenance technicians and support personnel, 3,100 sort employees at Wilmington Air Park airport, 1,200 sort employees at the eleven regional hubs and several hundred employees for warehousing, airport hub and equipment maintenance and line-haul logistics services. We perform employee background checks for a ten-year period prior to employment and, in fact, conduct more pre-employment screening than mandated by FAA regulations. In addition, management personnel who are directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must meet experience standards prescribed by FAA regulations. All of our employees are subject to pre-employment drug and alcohol testing, and employees holding certain positions are subject to subsequent random testing. Our flight crewmembers are our only group of unionized employees.

Labor Agreements

The IBT is the duly designated and authorized representative of our flight crewmembers under the Railway Labor Act (RLA), as amended, which is the governing federal labor law. The flight crewmembers’ contract became amendable as of July 31, 2001, and the parties are in the formal mediation phase of the negotiation process. Under the RLA, labor agreements do not expire, so the existing contract remains in effect throughout the negotiation process. Mediation under the RLA is conducted by the National Mediation Board, which has the sole discretion as to how long the mediation is to last and when it will end. In addition to direct negotiations and mediation, the RLA includes a provision for potential arbitration of unresolved issues and a 30-day “cooling off” period before either party can resort to self-help. Because the terms of an amended labor agreement will be determined by collective bargaining, we cannot predict the outcome of the remaining negotiations at this time or the effect of the terms of a new contract on our business or results of operations. Negotiations could result in changes in pay, benefits or work rules adverse to our business.

In addition, Airborne may reduce the amount and scope of ACMI services to be provided by ABX Air during the initial twelve months of the ACMI agreement, if ABX Air fails to enter into a collective bargaining agreement with its pilots within one hundred and eighty days of the effective date of the ACMI agreement. Our other employees are also subject to union organizing activities from time to time. Any prolonged strike or work stoppage or slowdown by our flight crewmembers or other employees would have a material adverse effect on our business, results of operations and financial condition.

Training

FAA regulations require our pilots to be licensed as FAR Part 121 airline pilots, with specific ratings for the aircraft type to be flown, and to be medically certified as physically fit to fly aircraft. Licenses and medical certification are subject to recurrent requirements as set forth in the FARs to include recurrent training and minimum amounts of recent flying experience. Initial pilot training consists of, at a minimum, a two-month program that involves FAA regulations and licensing exams as required, aircraft systems, normal, abnormal and emergency aircraft procedures, federal regulations, company procedures, security procedures, handling of hazardous materials, flight simulator sessions and actual operating experience with our aircraft. We hire pilots whom we have carefully screened and meet stringent prior experience requirements.

The FAA mandates initial and recurrent training for most flight, maintenance and engineering personnel. We pay for all of the recurrent training required for our pilots and provide training of our ground service and maintenance personnel. Our training programs have received all required FAA approvals. We accomplish our own professional training using our own facilities, where we conduct all of the training programs required for our personnel. In addition, we are certificated to offer training to third-parties.

Mechanics and quality control inspectors must also be licensed and qualified for specific aircraft. Under our supplemental certification status flight dispatchers do not need to be licensed.

Intellectual Property

We own a small number of U.S. patents that collectively are immaterial to our business. We believe that our intellectual property rights and licensing rights are adequate for our business. We also own approximately 160 Supplemental Type Certificates (STCs) issued to our company by the FAA. Management believes that its most marketable STC is the Reduced Vertical Separation Minima for DC-9 aircraft, which is designed to reduce air traffic congestion by permitting aircraft to fly at closer altitudes.

Information Systems

We have invested significant management and financial resources in the development of information systems to facilitate cargo, flight and maintenance operations. We provide our personnel with accurate and timely information, increasing the level of service and information we provide to our customers. In addition to maintaining records concerning the maintenance status and history of each major aircraft component, as required by FAA regulations, we utilize our information systems to track and control our inventories and costs associated with each maintenance task as well as the personnel performing those tasks. Our flight operations utilize software to coordinate our flight and crew schedules, integrating pertinent information (such as weather, airport information, etc.), track flight time and flight crewmember training status, and provide our personnel and customers with flight status information.

Properties

We will sublease our corporate offices and facilities utilized to maintain our aircraft and equipment from Airborne. These facilities are located at Wilmington Air Park airport, 145 Hunter Drive, in Wilmington, Ohio. Our aircraft maintenance facilities include a 210,000 square foot three hangar complex and a 100,000 square foot component shop. We will not lease the entire Wilmington Air Park from Airborne; however, we will have the right to use the airport facilities pursuant to the ACMI agreement. The term of the sublease runs concurrently with the term of the ACMI agreement.

We believe our existing facilities are adequate to meet our current and reasonably foreseeable future needs.

Environmental

Our operations must comply with numerous environmental laws, ordinances and regulations. Under current federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or clean up of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to clean up such contaminated property properly, may adversely affect the ability of the owner of the property to use such property as collateral for a loan or to sell such property. Environmental laws also may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated and may impose remedial or compliance costs.

We are subject to the regulations of the Environmental Protection Agency and state and local governments regarding air quality and other matters. In part because of the highly industrialized nature of many of the locations at which we operate, there can be no assurance that we have discovered all environmental contamination for which we may be responsible.

Under the Sublease, ABX Air will indemnify, defend and hold harmless Airborne from any and all liability arising from or related to any environmental claim incurred or assessed as a result of any negligence or willful misconduct, or activity or operation of ABX Air. ABX Air’s indemnification includes, without limitation, costs related to cleanup, investigation of site conditions and remedial, removal or restoration work required by any governmental authority. ABX Air will also indemnify Airborne for any losses asserted against Airborne by reason of: (a) ABX Air’s breach of its obligations under the sublease; or (b) any losses, damages or injuries to persons or property occurring in, on or about the subleased property and/or the common use facilities and other portions of the Wilmington Air Park airport in connection with ABX Air’s use or occupancy of same.

Airborne will indemnify, defend and hold harmless ABX Air from and against any and all liability arising from or related to any environmental claim in connection with the conditions at the Wilmington Air Park airport, except to the extent any such liability is covered by ABX Air’s indemnification obligations under the sublease.

Regulation

Our air carrier operations are generally regulated by the DOT and the FAA. In addition, we must also comply with various other federal, state, local and foreign authorities.

The DOT maintains authority over domestic and international aviation and has jurisdiction over international routes. We are required to maintain a Domestic All-Cargo Air Service Certificate in order to engage in our domestic air transportation business and a Certificate of Public Convenience and Necessity for Route 377 for our Canada service. Prior to issuing such certificates, the DOT examines a company’s managerial competence, financial resources and plans, compliance disposition and citizenship in order to determine whether the carrier is fit, willing and able to engage in the transportation services it has proposed to undertake. Among other things, a corporation holding either such certificate must qualify as a United States citizen, which requires that (1) it be organized under the laws of the United States or a state, territory or possession thereof, (2) that its president and at least two-thirds of its Board of Directors and other managing officers be United States citizens, (3) that not more than 25% of its voting interest be owned or controlled by non-U.S. citizens, and (4) that it not otherwise be subject to foreign control. Neither certificate confers proprietary rights on the holder, and the DOT may impose conditions or restrictions on such certificates.

The DOT has issued us a Domestic All-Cargo Air Service Certificate for air cargo transportation of property and mail between any point in any state of the United States, the District of Columbia, Puerto Rico, the U.S. Virgin Islands and any other point in any of those entities; and a Certificate of Public Convenience and Necessity (Route 377) to engage in scheduled foreign air cargo transportation of property and mail between the United States and Canada. By virtue of these certificates and authorities, we are vested with authority from the U.S. Government to conduct all-cargo, charter operations worldwide.

The DOT issues certificates to engage in air cargo transportation and has the authority to modify, suspend or revoke such certificates for cause, including failure to comply with federal law or the DOT regulations. We believe we possess all necessary DOT issued certificates and authorities to conduct our current operations.

We are also required to obtain a separate DOT authorization for each long-term wet lease (over 60 days) arrangement between us and any foreign air carrier.

As a result of the events of September 11, 2001, the United States Congress enacted the Aviation and Transportation Security Act that required the creation of a new administration, now a part of the Department of Homeland Security, known as the Transportation Security Administration (“TSA”). The FAA’s security related responsibilities have been transferred to the TSA, which has overall responsibility for the screening of passengers, baggage and cargo and the security of aircraft and airports. The TSA has adopted, and may in the future adopt, security related regulations, including new requirements for the screening of cargo, which could have an impact on our ability to efficiently process cargo or otherwise increase costs. In addition, we may have to reimburse the TSA for the cost of security services it may provide us in the future. We believe that we are in compliance with all applicable security regulations.

The FAA regulates aircraft safety and flight operations generally, including equipment, ground facilities, maintenance, flight dispatch, training, communications, the carriage of hazardous materials and other matters affecting air safety. The FAA issues operating certificates and operations specifications to carriers that possess the technical competence to conduct air carrier operations. In addition, the FAA issues certificates of airworthiness to each aircraft that meets the requirements for aircraft design and maintenance. We believe we hold all airworthiness and other FAA certificates and authorities required for the conduct of our business and operation of our aircraft, although the FAA has the power to suspend, modify or revoke such certificates for cause, including failure to comply with federal law and FAA regulations.

The FAA has authority to issue maintenance directives and other mandatory orders relating to, among other things, the inspection and maintenance of aircraft and replacement of aircraft structures, components and parts, based on the age of the aircraft and other factors. For example, the FAA has required us to perform inspections of our DC-9, DC-8 and 767 aircraft to determine if certain of the aircraft structures and components meet all aircraft certification requirements. If the FAA were to determine that the aircraft structures or components are not adequate, it could order operators to take certain actions, including but not limited to, grounding aircraft, reducing cargo loads, strengthening any structure or component shown to be inadequate, or making other modifications to the aircraft. New mandatory directives could also be issued requiring us to inspect and replace aircraft components based on their age or condition.

In addition to the issuance of mandatory directives, the FAA from time to time may amend its regulations, thereby increasing regulatory burdens on air carriers. For example, the FAA can order the installation or enhancement of safety related aircraft equipment. Recent regulation requires the FAA to mandate the installation of collision avoidance systems in all cargo aircraft by December 31, 2004. We estimate the cost to comply with this legislation to be approximately $10 million, of which $8 million had been spent through the end of 2002. In addition, we must install over the next few years additional collision avoidance and navigational related equipment on our aircraft (to the extent such equipment is not already installed), which we estimate will collectively cost approximately $10 million, of which $5 million had been spent through the end of 2002. Depending on the scope of the FAA’s orders or amended regulations, these requirements may cause us to incur expenditures substantially in excess of our estimates.

The federal government generally regulates aircraft engine noise at its source. However, local airport operators may, under certain circumstances, regulate airport operations based on aircraft noise considerations. The Airport Noise and Capacity Act of 1990 provides that, in the case of Stage 3 aircraft (all of our operating aircraft satisfy Stage 3 noise compliance requirements), an airport operator must obtain the carriers’ or the government’s approval of the rule prior to its adoption. We believe the operation of our aircraft either complies with or is exempt from compliance with currently applicable local airport rules. However, some airport authorities are considering adopting local noise regulations and, to the extent more stringent aircraft operating regulations are adopted on a widespread basis, we might be required to spend substantial sums, make schedule changes or take other actions to comply with such local rules. In addition, the United States, working through the

International Civil Aviation Organization, is considering the adoption of more stringent aircraft noise and emissions regulations which, if adopted, could impose additional requirements on us to mitigate aircraft noise and emissions, including making substantial modifications to our aircraft. If our aircraft cannot be modified to comply with any new requirements, we could be required to retire certain aircraft before the end of their useful economic lives.

Our aircraft currently meet all known requirements for engine emission levels. However, under the Clean Air Act, individual states or the Federal Environmental Protection Agency may adopt regulations requiring reduction in emissions for one or more localities based on the measured air quality at such localities. Such regulations may seek to limit or restrict emissions through restricting the use of emission producing ground service equipment or aircraft auxiliary power units. There can be no assurance that, if such regulations are adopted in the future or changes in existing laws or regulations are promulgated, such laws or rules would not have a material adverse effect on our financial condition or results of operations.

Under currently applicable federal aviation law, more than 25% of our voting stock may not be owned or controlled by non-U.S. citizens, nor may we be actually controlled by non-U.S. citizens. If either of these two prohibitions were violated, we would cease to be eligible to operate as an all-cargo U.S. air carrier. Moreover, in order to hold an all-cargo air carrier certificate, the president and at least two-thirds of the directors and managing officers of the air carrier must be U.S. citizens. Our President is a U.S. citizen and all of our officers and directors are currently U.S. citizens.

Other Regulations

We believe that our current operations are substantially in compliance with the numerous regulations to which our business is subject; however, various regulatory authorities have jurisdiction over significant aspects of our business, and it is possible that new laws or regulations or changes in existing laws or regulations or the interpretations thereof could have a material adverse effect on our operations. The laws and regulations to which we are subject, and the agencies responsible for compliance with such laws and regulations, include the following:

•	our labor relations are generally regulated under the Railway Labor Act, which vests in the National Mediation Board certain regulatory powers with respect to disputes between airlines and labor unions arising under collective bargaining agreements,

•	the Federal Communications Commission regulates our use of radio facilities pursuant to the Federal Communications Act of 1934, as amended,

•	the Customs Service inspects cargo imported from our international operations,

•	we must comply with Immigration and Naturalization Service regulations regarding the citizenship of our employees,

•	the Animal and Plant Health Inspection Service of the Department of Agriculture inspects animals, plants and produce imported from our international destinations, and

•	we must comply with wage, work conditions and other regulations of the Department of Labor regarding our employees.

Security and Safety

Security

We conduct various security procedures to comply with FAA regulations and participate in the federal Domestic Security Integration Program. Our customers are required to inform us in writing of the nature and composition of any freight which would be classified as “Dangerous Goods” by the DOT. In addition, we conduct background checks of our employees, restrict access to the aircraft, inspect the aircraft for suspicious persons or cargo, and inspect all dangerous goods. Notwithstanding these procedures, we could unknowingly transport contraband or undeclared hazardous materials for our customers, which could result in fines and penalties and possible damage to our aircraft.

Safety and Inspections

Management is committed to the safe operation of our aircraft. In compliance with FAA regulations, our aircraft are subject to various levels of scheduled maintenance or “checks” and periodically go through phased overhauls. In addition, a comprehensive internal audit and evaluation program is in place and active. See “Business—Aircraft—Maintenance.” Our maintenance efforts are monitored closely by the FAA. We also conduct extensive safety checks and audits on a regular basis.

Legal Proceedings

We are currently a party to various legal proceedings in various federal and state jurisdictions arising out of the operation of our business. The amount of alleged liability, if any, from these proceedings cannot be determined with certainty; however, we believe that our ultimate liability, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are probable of assertion, taking into account established accruals for estimated liabilities, should not be material to our financial condition or results of operations.

Under the Sublease, ABX Air will indemnify, defend and hold harmless Airborne from any and all liability arising from or related to any environmental claim incurred or assessed as a result of any negligence or willful misconduct, or activity or operation of ABX Air. ABX Air’s indemnification includes, without limitation, costs related to cleanup, investigation of site conditions and remedial, removal or restoration work required by any governmental authority. ABX Air will also indemnify Airborne for any losses asserted against Airborne by reason of: (a) ABX Air’s breach of its obligations under the sublease; or (b) any losses, damages or injuries to persons or property occurring in, on or about the subleased property and/or the common use facilities and other portions of the Wilmington Air Park airport in connection with ABX Air’s use or occupancy of same. Airborne will indemnify, defend and hold harmless ABX Air from and against any and all liability arising from or related to any environmental claim in connection with the conditions at the Wilmington Air Park airport, except to the extent any such liability is covered by ABX Air’s indemnification obligations under the sublease.

ABX Air will indemnify Airborne for liabilities relating to ABX Air’s business after the effective time of the merger, liabilities retained by ABX Air and ABX Air’s breaches of the separation agreement. Airborne will indemnify ABX Air for liabilities relating to ABX Air’s business prior to the effective time of the merger, liabilities contributed to WAP LLC and Airborne’s breaches of the separation agreement.

MANAGEMENT

Directors

Our current directors are Carl Donaway, the current Chief Executive Officer of Airborne and ABX Air, Joseph Hete, the current President and Chief Operating Officer of ABX Air and Joseph Payne, the current Corporate Secretary/Counsel of ABX Air. After the completion of the merger and separation, Mr. Hete will be the Chief Executive Officer and President of ABX Air and Mr. Donaway will not be an officer of ABX Air. The amended and restated certificate of incorporation and amended and restated bylaws of ABX Air, which will be in effect upon consummation of the merger and separation, provide that our Board of Directors will consist of three to five members. The exact number of directors will be set from time to time by resolution of the Board of Directors. Initially, following the separation, the Board of Directors will consist of three members. The following table provides information on the individuals who are expected to be the members of the ABX Air Board of Directors immediately after the merger and separation. Mr. Rosenberg is expected to be a Class I director with a term expiring in 2004, Mr. Carey is expected to be a Class II director with a term expiring in 2005, and Mr. Hete is expected to be a Class III director with a term expiring in 2006.

Name	Age	Information
Class I
Richard M. Rosenberg	73

Chairman and Chief Executive Officer (Retired) of BankAmerica Corporation and Bank of America, NT&SA.

Mr. Rosenberg served as Chairman, President and Chief Executive Officer of Bank of America from 1990 to 1996 when he retired. Mr. Rosenberg serves as a director of Pacific Life Company. Mr. Rosenberg was a director of Airborne since 1988, and was Chairman of its Compensation Committee and a member of its Executive Committee and its Finance Committee.

Class II
James H. Carey	71

Managing Director (Retired), Briarcliff Financial Associates (private financial advisory firm).

Mr. Carey was Managing Director of Briarcliff Financial Associates, a private financial advisory firm, from 1991 to 2002. He served as Chief Executive Officer of National Capital Benefits Corporation, a viatical settlement company, from March 1994 to December 1995. Mr. Carey is a director of the Midland Company. He was a director of Airborne since 1978 and was a member of its Compensation Committee and the Finance Committee.

Name	Age	Information
Class III
Joseph C. Hete	49

President and Chief Executive Officer of ABX Air.

At the time of the separation, Mr. Hete will be Chief Executive Officer and President of ABX Air. Mr. Hete has been President and Chief Operating Officer of ABX Air since January 2000. From 1997 until January 2000, Mr. Hete held the position of Senior Vice President and Chief Operating Officer of ABX Air. Mr. Hete served as Senior Vice President, Administration of ABX Air from 1991 to 1997 and Vice President, Administration from 1986 to 1991. Mr. Hete joined ABX Air in 1980.

Compensation of Directors

Non-management members of the Board of Directors will receive an annual retainer of $22,000. We also intend to purchase a directors’ and officers’ liability insurance policy. See “—Limitation of Liability of Directors and Indemnification of Directors and Officers.”

Committees of the Board of Directors

The Board of Directors will establish and designate an audit committee and a compensation committee upon completion of the separation. A director who is also an employee or officer of ours will not be permitted to serve on either committee. A description of these standing committees and the identity of their members follows.

Audit Committee

The audit committee will initially consist of Messrs. Carey and Rosenberg. Mr. Carey will serve as chairman. The committee will be charged with reviewing and approving the scope of the audit of the books and accounts of ABX Air and its subsidiaries, retaining a firm of independent auditors to conduct the audit, and reviewing ABX Air’s financial reporting and control systems.

Compensation Committee

The compensation committee will initially consist of Messrs. Carey and Rosenberg. Mr. Rosenberg will serve as chairman. It will be charged with responsibility of reviewing and recommending to the full Board of Directors on matters relating to salaries of officers and all other forms of executive and key employee compensation and benefits; evaluating the performance of the Chief Executive Officer; considering, when appropriate, the appointment of a new Chief Executive Officer and candidates for appointment to other offices; and recommending the level and form of compensation for non-employee directors.

Executive Officers

Carl Donaway is currently the Chief Executive Officer of Airborne and ABX Air. Joseph Hete is currently the President and Chief Operating Officer of ABX Air. After the merger and separation, Carl Donaway will not be an executive officer of ABX Air. Joseph Hete will become the Chief Executive Officer and President of ABX Air. The following table sets forth information about the individuals expected to be ABX Air’s executive officers immediately after the merger and separation. The executive officers serve at the pleasure of the Board of Directors.

Name	Age	Information
Joseph C. Hete	49

President and Chief Executive Officer of ABX Air.

At the time of the separation, Mr. Hete will be Chief Executive Officer and President of ABX Air. Mr. Hete has been President and Chief Operating Officer of ABX Air since January 2000. From 1997 until January 2000, Mr. Hete held the position of Senior Vice President and Chief Operating Officer of ABX Air. Mr. Hete served as Senior Vice President, Administration of ABX Air from 1991 to 1997 and Vice President, Administration from 1986 to 1991. Mr. Hete joined ABX Air in 1980.

Dennis A. Manibusan	54

Senior Vice President of Maintenance and Engineering, since May 1993.

Mr. Manibusan held positions as Assistant Vice President of Engineering and Assistant Vice President of Maintenance at Alaska Airlines, Senior Director of Maintenance and Director of Line Maintenance at Continental Airlines, Director of Engineering and Technical Services and Director of Line Maintenance at Ozark Airlines before joining ABX.

Robert J. Morgenfeld	55

Senior Vice President, Flight Operations, since April 1994.

In January of 1992 until 1994, Mr. Morgenfeld was Vice President of Flight Operations. Prior to that he was Senior Director of Operations/System Chief Pilot from 1990 to 1992, Director of Operations/System Chief Pilot from 1989 to 1990, System Chief Pilot from 1988 to 1990, Manager of DC-9 Flight Standards from September of 1987 to 1988, DC-9 Flight Standards Pilot from July of 1987 to September of 1987 and Assistant Chief Pilot from October of 1985 to 1987.

Thomas W. Poynter	56

Senior Vice President, Ground Operations, since May 1993.

Prior to May 1993, Mr. Poynter was Vice President of Ground Operations from 1989 to May 1993, Senior Director of Ground Operations from 1988 to 1989 and Director of Ground Operations from 1987 to 1988. Mr. Poynter joined ABX as Sort Manager in January 1985.

Name	Age	Information
Quint O. Turner	40

Vice President, Administration (Principal Accounting Officer), since February 2002.

Mr. Turner was Corporate Director of Financial Planning and Accounting from 1997 to 2002. Prior to 1997, Mr. Turner held positions of Manager of Planning and Director of Financial Planning. Mr. Turner joined ABX Air in 1988 as a Staff Auditor.

Executive Compensation

The following table presents information concerning compensation earned in fiscal year 2002 by persons holding the office of Chief Executive Officer of ABX Air and by ABX Air’s four other most highly compensated executive officers, referred to collectively as the “named executive officers.”

Summary Compensation Table

				Long-Term Compensation Awards
Name and Principal Position	Year	Annual Compensation		Securities Underlying Options(2)	All Other Compensation(3)
		Salary	Bonus(1)
Carl D. Donaway(4)	2002	$652,500	$1,079,888	100,000	$6,323
Chief Executive Officer
Joseph C. Hete	2002	$272,923	$271,013	45,000	$6,721
President and Chief Operating Officer(5)
Robert J. Morgenfeld	2002	$214,384	$163,168	14,000	$6,323
Senior Vice President, Flight Operations
Dennis A. Manibusan	2002	$188,923	$143,789	11,000	$4,753
Senior Vice President, Maintenance & Engineering
Thomas W. Poynter	2002	$149,154	$113,521	8,000	$5,370
Senior Vice President, Ground Operations

(1)	Amounts shown for 2002 for Mr. Hete represent awards under Airborne’s Executive Incentive Compensation Plan and the Executive Group Incentive Compensation Plan. Awards shown for the remaining named executive officers were for awards under Airborne’s Management Incentive Compensation Plan.

(2)	Number of shares of Airborne common stock underlying options awarded under Airborne’s option plans.

(3)	A portion of the amounts shown as All Other Compensation for 2002 represents contributions to the accounts of the named executive officers under Airborne’s defined contribution plans, including 401(k) matching contributions ($4,048 for Mr. Hete and Mr. Morgenfeld; $2,478 for Mr. Manibusan; and $3,280 for Mr. Poynter). The balance of the amounts shown in this column for 2002 represents premiums paid on term life insurance for the named executive officers.

(4)	Mr. Donaway is the Chief Executive Officer of Airborne and ABX Air. Mr. Donaway’s compensation is paid by Airborne. After the merger and separation, Mr. Donaway will not be an executive officer ABX Air.

(5)	After the merger and separation, Mr. Hete will be the Chief Executive Officer of ABX Air.

Option Grants in 2002

The following table shows information concerning stock options granted by Airborne to the named executive officers of ABX Air during calendar year 2002:

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price (per share)	Expiration Date	5%	10%
Carl D. Donaway	100,000	10.85%	15.60	2/05/12	981,076	2,486,238
Joseph C. Hete	45,000	4.88%	15.60	2/05/12	441,484	1,118,807
Robert J. Morgenfeld	14,000	1.52%	15.60	2/05/12	137,351	348,073
Dennis A. Manibusan	11,000	1.19%	15.60	2/05/12	107,918	273,486
Thomas W. Poynter	8,000	0.87%	15.60	2/05/12	78,486	198,899

(1)	Options for the named officers were granted on February 5, 2002. Twenty-five percent of the options granted on February 5, 2002, will become exercisable on February 5, 2003, February 5, 2004, February 5, 2005 and February 5, 2006, subject to certain contractual provisions that will apply in the event of a change in control. The exercise price of all options was the fair market value of Airborne’s common stock on the date of grant.

(2)	Based upon the $15.60 per share market price of Airborne common stock on the date of grant and assumed appreciation over the term of the options at the respective annual rates of stock appreciation shown. The named executive officers will realize no value from these options if the stock price does not increase following their grant.

Aggregate Option Exercises in 2002 and Year-End Option Values

The following table shows information concerning stock options exercised during calendar year 2002 by the named executive officers of ABX Air and the value of unexercised options at the end of that year:

Name	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Carl D. Donaway	—	—	103,895	174,375	72,228	132,656
Joseph C. Hete	—	—	43,600	77,100	$38,727	$61,552
Robert J. Morgenfeld	—	—	40,320	29,600	$39,781	$23,347
Dennis A. Manibusan	5,750	$47,174	21,476	26,724	—	$23,347
Thomas W. Poynter	8,350	$49,596	8,500	19,850	—	$16,980

(1)	Represents the aggregate fair market value, on the respective dates of exercise, of the shares of Airborne common stock received on exercise of options, less the aggregate exercise price of the options.

(2)	Represents the aggregate fair market value on December 31, 2002 (based on the closing price of $14.83 for Airborne’s common stock on the New York Stock Exchange on that date), of the shares of Airborne’s common stock subject to outstanding options, less the aggregate exercise price of the options.

Change in Control Severance Benefits and Retention Arrangements

Airborne and ABX Air have change in control agreements with the ABX Air named executive officers (other than with Mr. Donaway, who has a change of control agreement with Airborne and AEI), pursuant to which these executives are entitled to certain severance benefits if their employment is terminated without “cause” (as defined below) or with “good reason” (as defined below) in connection with a change in control (defined to include the separation). Such change in control severance benefits include the payment of a lump sum equal to two times (three times in the case of Joseph Hete) the sum of (1) the executive’s annual base salary then in effect (or, if higher, the highest rate in effect during the two-year period prior to the date of termination), and (2) the incentive compensation awarded to the executive for the year most recently ended (or, if higher, a pro-rata portion of the incentive compensation for the year in which the termination occurs). In addition, each executive will receive his full base salary through his date of termination, payment for all accrued vacation, payment by us of an amount equal to certain amounts forfeited by the executive under our qualified retirement plans, and a pro-rata portion of his incentive compensation for the year in which his employment is terminated.

Until the expiration of the term of the agreement (which is generally a four-year term), or if earlier, the executive’s attainment of age 65, we will pay the executive’s health insurance premiums and we will maintain all other employee benefit plans, programs, and policies in which the executive was entitled to participate immediately prior to his termination. We will also pay the executive the difference between the amount he is entitled to receive under the SERP and the amount he would have received under the SERP if he had continued in our employ for an additional two years (three years in the case of Joseph Hete). Similarly, we will pay the executive the difference between the amount he is entitled to receive under our qualified defined benefit plan and the amount he would have received under such plan if he had continued in our employ for an additional two years (three years in the case of Joseph Hete). Certain additional provisions relating to stock options are not expected to apply following the merger because of the cancellation and cash-out of the stock options as described above. Finally, the executive will be provided with a gross-up payment equal to an amount, such that after payment of all taxes, including federal and state income taxes and additional excise taxes imposed by Section 4999 of the Code on this additional payment, the executive will retain an amount equal to the excise taxes imposed by Section 4999 of the Internal Revenue Code.

If all of the ABX Air named executive officers were to be so terminated, they would receive change in control severance benefits, in the aggregate, valued at approximately $20 million.

For purposes of all of the above agreements, “good reason” generally includes the assignment to the executive of duties not customarily performed by our senior executives or inconsistent with the executive’s current position with us, a reduction in base salary, the failure by us to maintain any of the employee benefits to which the executive was entitled prior to the change in control, the failure by us to provide the executive with the number of paid vacation days to which he would be entitled as one of our salaried employees, the relocation of the executive’s offices to a location more than twenty-five miles from their current location, or any purported termination by us other than for “cause”, disability, or the attainment of age sixty-five.

For purposes of the above agreements, “cause” is generally defined as the executive’s willful and continued failure to substantially perform his duties with us (other than any such failure resulting from incapacity due to physical or mental illness) after a specific demand for substantial performance, or the executive’s willful engaging in gross misconduct demonstrably injurious to us.

Prior to the date of separation, we will use commercially reasonable efforts to cause each ABX Air executive to enter into a substitute retention agreement pursuant to which such executive will be provided with a cash retention bonus at least equal to the cash amount (not including amounts payable in respect of stock options or gross-up or tax reimbursement payments in respect of Section 4999 of the Internal Revenue Code, except as set forth below) that such ABX Air executive would have been eligible to receive under his change in control agreement if he had experienced a termination of employment without “cause” (as defined above) at the time of the separation. Each cash retention bonus will be paid in equal installments no less frequently than annually over a period of three years subject to continued employment with ABX Air during that period. In addition, each cash retention bonus will be payable in full on an accelerated basis as soon as practicable following termination of the executive’s employment during that period without “cause” or for “good reason” as defined in his retention agreement. Under the substitute retention agreement, each ABX Air executive will also be entitled to gross-up or tax reimbursement payments in respect of Section 4999 of the Internal Revenue Code excise taxes incurred by the executive for excess parachute payments made to such executive in connection with the separation. In general, Airborne will reimburse ABX Air for the costs of the retention arrangements described in this paragraph.

In consideration for all the benefits available under the substitute retention agreement, each ABX Air executive will agree to terminate his current change in control agreement and to release Airborne and all of Airborne’s affiliates of all liabilities and obligations under such change in control agreement.

For any change in control agreement that ABX Air enters into with any ABX Air employee effective after the separation date, ABX Air will be responsible for all liabilities and obligations. Neither Airborne nor any of its affiliates will have any responsibility for any liabilities or obligations to ABX Air employees that may arise under such change in control agreements, unless the change in control causing such liability involves an acquisition of control by Deutsche Post AG or any of its subsidiaries.

Limitation of Liability of Directors and Indemnification of Directors and Officers

Under ABX Air’s amended and restated certificate of incorporation, the liability of ABX Air’s directors for monetary damages will be eliminated to the fullest extent permitted under the Delaware General Corporation Law. If the Delaware General Corporation Law is amended to authorize further eliminating or limiting the liability of directors, the liability of ABX Air’s directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. These provisions in ABX Air’s amended and restated certificate of incorporation may limit the remedies available to a stockholder in the event of breaches of any director’s duties. As of the date of this prospectus, the Delaware General Corporation Law permits limitations of liability for a director’s breach of fiduciary duty other than liability (1) for any breach of the director’s duty of loyalty to ABX Air or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law, or (4) for any transaction from which the director derived an improper personal benefit.

ABX Air’s amended and restated certificate of incorporation will require ABX Air to indemnify, to the fullest extent permitted by law, each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was, had agreed to become or is alleged to have been, a director or officer of ABX Air, and each person who is or was serving, or had agreed to serve or is alleged to have served, at the request of or to further the interests of ABX Air as a director, officer, employee or agent of, or in a similar capacity for, another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans of ABX Air or of any of its affiliates (“Indemnitee”). The indemnification right extends to persons entitled to such right whether the basis of such Proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as a director, officer, employee or agent of ABX Air.

ABX Air’s amended and restated certificate of incorporation will require ABX Air to advance expenses, as incurred, to its Indemnitees in connection with a legal Proceeding, subject to limitations under Delaware law.

The indemnification provisions to be contained in ABX Air’s amended and restated certificate of incorporation are not exclusive of any other rights to which a person may be entitled under any statute, the amended and restated certificate of incorporation, our amended and restated bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise.

ABX Air intends to purchase and maintain insurance on behalf of its officers and directors against liability asserted against or incurred by these persons in their capacity as an officer or director, or arising out of their status as an officer or director, regardless of whether ABX Air would have the power to indemnify or advance expenses to these persons against these liabilities under our amended and restated bylaws or the Delaware General Corporation Law.

Compensation Committee Interlocks and Insider Participation

During fiscal 2002, the Compensation Committee of Airborne reviewed and approved the compensation and benefits of our executive officers. The Compensation Committee consisted of Messrs. Rosenberg, Carey and Messmer, none of whom were an officer or employee or former officer of Airborne or any of its subsidiaries. No executive officer of Airborne served as a member of the Board of Directors or compensation committee of any entity that had one or more executive officers serving as a member of the Compensation Committee of Airborne.

Based on the ratio of one share of ABX Air common stock to be issued in the merger for each share of Airborne common stock owned or subject to outstanding options, Messrs. Carey and Rosenberg would be expected to receive 17,409 and 26,009, respectively, of ABX Air common stock in the merger and separation. These amounts are based on ownership, as of April 30, 2003, of Airborne common stock and options to purchase Airborne common stock at an exercise price of less than $21.25 per share as follows:

	Share of ABX Air Common Stock	Shares Underlying Options to Purchase Airborne Common Stock
James H. Carey	3,409	14,000
Richard M. Rosenberg	10,009	16,000

OWNERSHIP OF COMMON STOCK

All of ABX Air’s common stock immediately prior to the merger will be held by Airborne. The following table sets forth the projected beneficial ownership of ABX Air common stock immediately after the merger based solely on the anticipated issuance of one share of ABX Air common stock for each share of Airborne common stock beneficially owned by, or underlying stock options held by, the indicated parties. The projections of shares beneficially owned after the merger for (1) each person expected to be an ABX Air director, (2) each of the named executive officers, and (3) all of ABX Air’s executive officers and directors as a group are based on beneficial ownership as of April 30, 2003. The projections of shares beneficially owned after the merger for each person who is projected to beneficially own more than 5% of ABX Air common stock is based solely on each Schedule 13G, as amended, filed by persons with the SEC. The number of shares of our common stock shown below to be beneficially owned by the persons listed below will depend on the number of shares of Airborne common stock held by the person or entity at the time of the merger and separation.

Projected Holdings of ABX Air Common Stock

Name	Number of Shares		Percentage of Common Stock Outstanding

5% Stockholders
PRIMECAP Management Company	3,202,150	(1)	6.61%
Dimensional Fund Advisors, Inc.	2,744,880	(1)	5.67%

Directors
James H. Carey	17,409	(2)	*
Richard M. Rosenberg	26,009	(2)	*

Named Executive Officers
Carl D. Donaway(3)	459,863	(5)
Joseph C. Hete(4)	146,775	(5)	*
Robert J. Morgenfeld	58,531	(5)	*
Dennis A. Manibusan	39,502	(5)	*
Thomas W. Poynter	26,928	(5)	*
All Directors and Executive Officers as a Group (8 persons)	785,482	(6)	*

*	Less than 1% of common stock outstanding.

(1)	The shares shown as beneficially owned by PRIMECAP Management Company are based upon a Schedule 13G/A filed on April 11, 2003. The address of this entity is 225 South Lake Avenue, Suite #400, Pasadena, CA 91101-3005. The shares shown as beneficially owned by Dimensional Fund Advisors Inc. are based on a Schedule 13 G/A filed on February 10, 2003. The address of this entity is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.
(2)	Includes shares subject to options granted under Airborne’s option plans with an exercise price of less than $21.25 per share as follows: Mr. Carey, 14,000; Mr. Rosenberg, 16,000.
(3)	Carl D. Donaway is currently the Chief Executive Officer at Airborne and ABX Air. After the merger and separation, he will not be an officer or director of ABX Air.
(4)	Mr. Hete is also a director.
(5)	Includes shares of common stock which can currently be acquired through the exercise of options granted under the Airborne Key Employee Stock Option and Airborne Stock Appreciation Rights Plan with an exercise price of less than $21.25 per share as follows: Mr. Donaway, 438,270; Mr. Hete, 145,700; Mr. Morgenfeld, 57,920; Mr. Manibusan, 39,200; and Mr. Poynter, 26,350.
(6)	Includes 747,640 shares subject to currently exercisable options with an exercise price of less than $21.25 per share.

RELATED PARTY TRANSACTIONS

See “Management—Compensation Committee Interlocks and Insider Participation” for information about the expected stock holdings of the expected members of the compensation committee following the merger and separation.

DESCRIPTION OF CAPITAL STOCK OF ABX AIR

The following description summarizes information about ABX Air’s capital stock. You can obtain more information about ABX Air’s capital stock by consulting ABX Air’s amended and restated certificate of incorporation and amended and restated bylaws, as well as the Delaware General Corporation Law.

Authorized Capital Stock

ABX Air’s authorized capital stock will consist of 95,000,000 shares, of which 75,000,000 shares will be common stock, par value $.01 per share and 20,000,000 shares will be preferred stock, par value $.01 per share. 75,000 shares of preferred stock have been designated Series A Junior Participating Preferred Stock, par value $0.01 per share.

Common Stock

Each share of common stock entitles its holder of record to one vote on all matters voted on by stockholders. ABX Air’s amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Accordingly, the holders of a majority of ABX Air’s shares of common stock voting for the election of directors will be able to elect all of the directors, if they choose to do so, subject to any rights of the holders of any preferred stock to elect directors. Subject to any preferential or other rights of any outstanding series of ABX Air preferred stock that may be established by the Board of Directors, the holders of ABX Air common stock will be entitled to (i) such dividends as ABX Air’s Board of Directors may declare from time to time from legally available funds and (ii), upon ABX Air’s dissolution, will be entitled to receive pro rata all of the assets of ABX Air available for distribution to stockholders, except that such rights upon dissolution of non-U.S. citizens are limited as described under “Limitation on Voting by Foreign Owners.”

The holders of ABX Air common stock will have no preemptive rights, conversion rights or other subscription rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which ABX Air may designate and issue in the future.

Preferred Stock

ABX Air’s amended and restated certificate of incorporation authorizes the Board of Directors, without action by ABX Air stockholders, to provide for the issuance of shares of preferred stock in one or more classes or series, and to fix for each such class or series the voting powers, designations, preferences, limitations, and restrictions. The rights of any class or series of preferred stock may be greater than the rights attached to ABX Air’s common stock. It is not possible to state the actual effect of the issuance of any class or series of preferred stock on the rights of holders of common stock until the Board of Directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change of control of ABX Air.

Series A Junior Participating Preferred Stock

At the effective time of the merger, pursuant to a rights plan, ABX Air stockholders will be distributed a right to receive one one-thousandths of a share of Series A Junior Participating Preferred Stock. Series A Junior

Participating Preferred Stock ranks junior to all other series of ABX Air’s preferred stock, and is not redeemable. An affirmative vote of the holders of a majority of Series A Junior Participating Preferred Stock is required for any amendment to the amended and restated certificate of incorporation which would materially alter the rights, preferences or powers, restrictions and other privileges of Series A Junior Participating Preferred Stock so as to adversely affect them. In the event that ABX Air shall at any time after the issuance of any share or shares of Series A Junior Participating Preferred Stock (i) declare any dividend on common stock payable in shares of common stock, (ii) subdivide the outstanding common stock or (iii) combine the outstanding common stock into a smaller number of shares, then in each such case ABX Air will simultaneously effect a proportional adjustment to the number of outstanding shares of Series A Junior Participating Preferred Stock.

Subject to any prior and superior right of the holders of any shares of any series of ABX Air Preferred Stock ranking prior and superior to the shares of any Series A Junior Participating Preferred Stock, the holders of ABX Air Series A Junior Participating Preferred Stock will be entitled to receive such quarterly dividends as ABX Air’s Board of Directors may declare from time to time from legally available funds. These quarterly dividends will be payable in cash on the last day of January, April, July and October in each year in an amount equal to 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of common stock or a subdivision of the outstanding shares of common stock (by reclassification or otherwise), declared on the common stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. The holders of the Series A Junior Participating Preferred Stock will be entitled to such quarterly dividends or distribution immediately after ABX Air declares a dividend or distribution on the common stock (other than a dividend payable in shares of common stock). Upon liquidation of ABX Air, holders of Series A Junior Participating Preferred Stock are entitled to receive an aggregate per share equal to 1,000 times the aggregate amount to be distributed per share to holders of shares of common stock plus an amount equal to any accrued and unpaid dividends on such shares of Series A Junior Participating Preferred Stock. Upon a merger or similar combination, holders of Series A Junior Participating Preferred Stock are entitled to exchange or change, at the time of the merger or similar combination, in an amount per share equal to 1,000 times the aggregate amount of stock, securities, cash and/or any other property into which or for which each share of common stock is changed or exchanged.

Each share of Series A Junior Participating Preferred Stock is entitled to 1,000 votes on all matters submitted to a vote of the stockholders of ABX Air. Except as otherwise provided by law or in ABX Air’s amended and restated certificate of incorporation, holders of Series A Junior Participating Preferred Stock and holders of shares of common stock vote as a class on all matters submitted to a vote of the stockholders of ABX Air. Holders of Series A Junior Participating Preferred Stock have no special voting rights and their consent is not required for taking any corporate action, except to the extent that they are entitled to vote with the holders of common stock.

Limitation on Voting by Foreign Owners

Foreign Stock Record

In furtherance of ABX Air’s ownership restrictions which are described below, a transfer of shares of any class of ABX Air stock to an Alien will not be valid, except between the parties to the transfer, until the transfer is recorded on ABX Air’s foreign stock record, which is a record maintained by ABX Air’s secretary which records the date of a transfer to an Alien, the parties to the transfer and the number and description of the shares of stock transferred to an Alien. The amended and restated certificate of incorporation defines “Alien” as: (i) any person who is not a citizen of the United States (“U.S. Citizens”) as defined in 49 U.S.C. Section 40102(a)(15), or any nominee of such person; (ii) any foreign government or representative thereof; (iii) any corporation organized under the laws of any foreign government; or (iv) any corporation, partnership, trust, association, or other entity which is an Affiliate of an Alien or Aliens. “Affiliate” has the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Beneficial Ownership Inquiry

ABX Air may by written notice (including by proxy or ballot) require a person who is the record holder of ABX Air stock or a person with beneficial ownership of such stock to certify that, to the knowledge of such person:

•	all ABX Air stock of which such person has record ownership or beneficial ownership are owned and controlled only by U.S. Citizens; or

•	the number and class or series of ABX Air stock owned of record or beneficially owned by such person that are owned or controlled by Aliens are as set forth in such certificate.

“Beneficial ownership” and “beneficially owned” refer to beneficial ownership as defined in Rule 13d-3 (without regard to the 60-day provision in paragraph (d)(l)(i) thereof) under the Exchange Act.

With respect to any equity securities identified by such person in response to the beneficial ownership inquiry, ABX Air may require such person to provide further information as ABX Air may reasonably require in order to implement the provisions restricting ownership.

If a person fails to provide the certificate or other information to which ABX Air is entitled, ABX Air will presume that the equity securities in question are owned or controlled by Aliens.

Limitations on Foreign Ownership

ABX Air’s amended and restated certificate of incorporation restricts ownership or control of ABX Air by non-U.S. citizens. Ownership or control is defined as: the ownership or control of (1) twenty-five percent (25%) (the “Maximum Voting Percentage”) or more of the issued and outstanding Voting Stock (as defined below) of ABX Air or (2) shares of capital stock of ABX Air entitled to receive fifty percent (50%) (the “Maximum Economic Percentage”) or more of ABX Air’s dividends, distributions or proceeds upon liquidation, by persons who are not U.S. Citizens is prohibited; provided, however, that the Maximum Voting Percentage shall be deemed to be automatically increased or decreased from time to time to that percentage of ownership which is then permissible by persons who are not U.S. Citizens under applicable Foreign Ownership Restrictions; provided, further, that the Board of Directors, by a majority vote of the independent directors, may increase or decrease the Maximum Economic Percentage if the Board of Directors in good faith, and upon advice of independent counsel, determines that such increase or decrease is permitted by applicable Foreign Ownership Restrictions. As used in the amended and restated certificate of incorporation, “Voting Stock” means common stock, Series A Junior Participating Preferred Stock, and any other classes of stock issued by ABX Air that are entitled to vote on matters generally referred to the stockholders for a vote. “Foreign Ownership Restrictions” means United States statutory and United States Department of Transportation regulatory or interpretive restrictions on foreign ownership or control of ABX Air, the breach of which would result in the loss of any operating certificate or authority of ABX Air or any of its subsidiaries, including any successor provisions or regulations thereto.

A transfer of shares of any class of stock of ABX Air to an Alien shall not be valid, except between the parties to the transfer, until the transfer shall have been recorded on the foreign stock record of ABX Air. At no time shall ownership or control of shares representing more than the lesser of (i) the Maximum Voting Percentage of the issued and outstanding Voting Stock, or (ii) the Maximum Economic Percentage of all shares of stock of ABX Air, be registered on the foreign stock record. If at any time ABX Air determines that shares of stock are purportedly owned or controlled by one or more Aliens who are not registered on the Foreign Stock Record, the registration of such shares shall, subject to the limitation in the preceding sentence, be made in chronological order in the foreign stock record, based on the date of ABX Air’s finding of ownership or control of such shares by an Alien. If at any time ABX Air determines that the number of shares of Voting Stock registered on the foreign stock record exceeds the Maximum Voting Percentage, or that the number of shares of stock of ABX Air registered on the foreign stock record exceeds the Maximum Economic Percentage, sufficient shares shall be removed from the foreign stock record in reverse chronological order so that the number of shares of Voting Stock registered on the foreign stock record does not exceed the Maximum Voting Percentage and so that the number of shares of stock of ABX Air registered on the foreign stock record does not exceed the Maximum Economic Percentage. Shares of stock of ABX Air known by ABX Air to be held of record or controlled by Aliens and not registered on the foreign stock record are at no time entitled to vote or to receive dividends, distributions or other benefits of ownership.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

Some provisions of ABX Air’s amended and restated certificate of incorporation and amended and restated bylaws, including the following, could have the effect of making it more difficult for a third party, or discouraging a third party from attempting, to acquire control of ABX Air without the approval of the Board of Directors of ABX Air:

Stockholder Action

ABX Air’s amended and restated certificate of incorporation provides that any action required or permitted to be taken by ABX Air stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent, subject to the exception noted below under “Board of Directors.” These provisions would have the effect of delaying approval of a stockholder proposal until the next annual meeting or until a special meeting could be convened. Stockholders may not amend the amended and restated bylaws without the affirmative vote of the holders of at least 66 2/3% of the Voting Stock of ABX Air. An affirmative vote of 66 2/3% of the holders of the Voting Stock of ABX Air is required for (i) any merger or consolidation of ABX Air with or into any other corporation or (ii) a sale, lease, exchange or other disposition of all or substantially all of ABX Air assets, unless 66 2/3% of the directors approved such a transaction by resolution. Additionally, Articles 5 (Section C) (designation of Series A Junior Participating Preferred Stock), 11 (bylaws), 15 (board of directors), 16 (special meetings), 17 (66 2/3rd vote), 18 (written consent) or 19 (ABX Air’s right to amend its amended and restated certificate of incorporation) of the amended and restated certificate of incorporation may not be repealed or altered without the approval of 66 2/3% of the shares then entitled to vote.

Advance Notice Procedures

ABX Air’s amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing, subject to the exception noted below under “Board of Directors.” To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of ABX Air not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. ABX Air’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Board of Directors

Under the amended and restated certificate of incorporation and amended and restated bylaws of ABX Air, the board is classified into three classes of directors, with staggered terms, and the number of directors is fixed by resolution of the Board of Directors from time to time. At least two-thirds of the directors of ABX Air must be U.S. citizens and a majority of the Board of Directors must be independent directors. An “independent director”

is a director that is not director, officer, employee, agent, stockholder or representative of a party to the ACMI agreement (or spouse, parent, sibling or child thereof) or any affiliate of the foregoing. ABX Air’s amended and restated bylaws provide generally that vacancies on the Board of Directors, including those resulting from an increase in the number of directors, may be filled only by the remaining directors, and not by stockholders. Any director elected to fill a vacancy will have the same remaining term as his or her predecessor. Accordingly, the Board of Directors could temporarily prevent any stockholder from enlarging the Board of Directors and filling the new directorships with that stockholder’s own nominees.

Anti-Takeover Effects of Section 203 of the Delaware General Corporation Law

ABX Air is subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions, a corporation shall not engage in any business combination with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless: prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as specified in Section 203, an interested stockholder is generally defined as:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within the three-year period immediately prior to the relevant date; and

•	the affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. ABX Air has not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring ABX Air to negotiate in advance with the board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in ABX Air’s management. It is possible that such provisions could make it more difficult to accomplish transactions which ABX Air stockholders may otherwise deem to be in their best interests.

Authorized but Unissued Shares

ABX Air’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of ABX Air by means of a proxy contest, tender offer, merger or otherwise.

Preferred Stock Rights Agreement

Description of Securities to Be Registered

On the effective time of the merger, the Board of Directors of ABX Air will declare a dividend of one right (each, a “Right” and collectively, the “Rights”) for each Common Share of ABX Air outstanding as of the effective time of the merger to purchase one one-thousandth of a share of ABX Air’s Series A Junior Participating Preferred Stock (“Series A Junior Preferred”) for each outstanding share of common stock, par value $0.01 per share, of ABX Air (“Common Shares”). The dividend is payable on the closing date of the merger to stockholders of record as of the close of business on that date. The terms of the Rights are governed by a Preferred Stock Rights Agreement, to be dated the closing date of the merger, between ABX Air and a Rights Agent (as defined in the “Rights Agreement”).

The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.2 to the registration statement Form S-4 filed by ABX Air and is incorporated herein by reference.

Rights Evidenced by Common Share Certificates

The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights (“Rights Certificates”) will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

The Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier to occur of (a) the tenth day after a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares then outstanding, or (b) the tenth business day (or such later date as may be determined by ABX Air’s Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the ABX Air’s then outstanding Common Shares. The earlier of such dates is referred to as the “Distribution Date.”

Issuance of Rights Certificates; Expiration of Rights

As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (other than any Acquiring Person or any Affiliate or Associate of any Acquiring Person) and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earlier to occur of (i) ten years from the date of issuance (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

Each Right entitles the registered holder to purchase from ABX Air one one-thousandth of a share of Series A Junior Preferred at an exercise price of $180.00 (the “Purchase Price”), subject to adjustment.

Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series A Junior Preferred. In the event that ABX Air does not have sufficient Series A Junior Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, ABX Air may instead substitute cash, assets or other securities for the Series A Junior Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy ABX Air Common Shares

Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of ABX Air’s then outstanding Common Shares, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by ABX Air as set forth below.

Right to Buy Acquiring Company Stock

Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of ABX Air’s then outstanding Common Shares, (i) ABX Air is acquired in a merger or other business combination transaction, or (ii) 50% or more of ABX Air’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

At any time after an Acquiring Person obtains 15% or more of ABX Air’s then outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of ABX Air’s outstanding Common Shares, the Board of Directors of ABX Air may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

At any time on or prior to the close of business on the earlier of (i) the fifth day following the attainment of 15% or more of ABX Air’s then outstanding Common Shares by an Acquiring Person (or such later date as may be determined by action of ABX Air’s Board of Directors and publicly announced by ABX), or (ii) the Final Expiration Date, ABX Air may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

Adjustments to Prevent Dilution

The Purchase Price payable, the number of Rights, and the number of Series A Junior Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by ABX Air as set forth in the Rights Agreement.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

No fractional Common Shares will be issued upon exercise or exchange of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Stockholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of ABX Air (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series A Junior Preferred

Each one one-thousandth of a share of Series A Junior Preferred has rights and preferences substantially equivalent to those of one Common Share.

No Voting Rights

Rights will not have any voting rights.

Certain Anti-Takeover Effects

The Rights to be approved by the Board are designed to protect and maximize the value of the outstanding equity interests in ABX Air in the event of an unsolicited attempt by an acquirer to take over ABX Air in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive ABX’s Board of Directors and its stockholders of any real opportunity to determine the destiny of ABX Air. The Rights will be declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of ABX Air and will not do so. Subject to the restrictions described above, the Rights may be redeemed by ABX Air at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of ABX Air deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire ABX Air on terms or in a manner not approved by ABX Air’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Issuance of the Rights does not in any way weaken the financial strength of ABX Air or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, no accounting effect (including no effect on reported earnings per share), should not be taxable to ABX Air or to its stockholders, and will not change the way in which ABX Air’s shares will trade. ABX Air’s Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

Transfer Agent and Registrar

                                  will be the transfer agent and registrar for ABX Air common stock.

Shares in Book-Entry Form

Certificates representing ABX Air common stock will not be issued unless requested in writing as described below. Holders of record of ABX Air common stock will have credited to a book-entry account established and maintained for them by the transfer agent and registrar the number of shares of ABX Air common stock owned of record by them. Each holder of record will receive an ownership statement from the registrar reflecting the opening balance in the holder’s account promptly following the separation and, thereafter, promptly following each transfer to or from the account. Stockholders may request the issuance of a certificate representing shares of ABX Air common stock owned of record by them by writing to the transfer agent and registrar.

Listing

Immediately following the completion of the merger and separation, the ABX Air common stock will not be traded on a national exchange or NASDAQ. We expect that the ABX Air common stock may be traded on the OTC Bulletin Board or its successor. We expect trading in ABX Air common stock to commence on the effective date of the merger.

MATERIAL DIFFERENCES IN THE RIGHTS OF AIRBORNE STOCKHOLDERS

AND ABX AIR STOCKHOLDERS

Airborne and ABX Air are Delaware corporations subject to the provisions of the General Corporations Law of the State of Delaware, which we refer to as Delaware law. Airborne stockholders, whose rights are currently governed by the Airborne restated certificate of incorporation, the amended and restated bylaws of Airborne and Delaware law, will, upon completion of the separation and merger, become stockholders of ABX Air and their rights with respect to ABX Air common stock will be governed by the ABX Air amended and restated certificate of incorporation, the ABX Air amended and restated bylaws and Delaware law. Airborne stockholders will not have any continuing ownership interest in Airborne following the merger and separation.

The following description summarizes the material differences that may affect the rights of stockholders of ABX Air and Airborne, but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of Delaware law, the ABX Air amended and restated certificate of incorporation, the ABX Air amended and restated bylaws, the Airborne restated certificate of incorporation and the amended and restated bylaws of Airborne.

Number, Election and Vacancy of Directors

ABX Air

ABX Air’s amended and restated bylaws will provide that the total number of directors will be not less than three and not more than five. Immediately after the merger and separation, ABX Air will have three directors, divided into three classes.

Vacancies on its Board of Directors will be filled by appointment made by a majority vote of the remaining directors of the class in which such vacancy occurs or by the sole remaining director of that class if only one such director remains, or by the majority vote of the members of the remaining classes if no such director remains.

Airborne

The Airborne amended and restated bylaws provide that the total number of directors will be no less than eight and no more than twelve persons. Airborne currently has eight directors, divided into three classes.

Vacancies on the Airborne Board of Directors are filled by appointment made by a majority vote of the remaining directors, or by stockholders at a regular or special meeting held prior to the filling of such vacancies.

Amendments to Certificate of Incorporation

ABX Air

ABX Air will reserve the right to amend its amended and restated certificate of incorporation, subject to Delaware law; provided, however, the affirmative vote of at least 66 2/3% of then outstanding shares of ABX Air common stock entitled to vote will be required to amend Section (c) of Article 5 (beneficial ownership inquiry), Article 11 (amend bylaws), Article 15 (directors), Article 16 (special meetings), Article 17 (super-majority vote of mergers and asset sales), Article 18 (preference of preferred stock) and Article 19 (amendment of certificate of incorporation) of the amended and restated certificate of incorporation.

The amended and restated certificate of incorporation will further provide that if any shares of Series A Junior Participating Preferred Stock have been issued, the amended and restated certificate of incorporation will not be amended in any manner which would materially and adversely alter or change the powers, preferences, privileges or relative, participating, optional or other special rights, or the qualifications, limitations or restrictions, affect the Series A Junior Participating Preferred Stock without the affirmative vote of the holders of a majority of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a series. Immediately after the merger and separation, there will be no shares of Series A Junior Participating Preferred Stock outstanding.

ABX Air’s amended and restated certificate of incorporation will provide that any amendment, modification or repeal of certain provisions relating to indemnification of its directors and officers will not in any way diminish or adversely affect the rights and protections of any director, officer, employee or agent of ABX Air in respect of any occurrence or matter arising prior to any such amendment, repeal, modification or termination.

Airborne

Under its restated certificate of incorporation, Airborne reserves the right to amend or repeal any provision of the restated certificate of incorporation; provided, however, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of common stock entitled to vote in an annual election of directors, and at least 80% of the voting power of all shares of all classes of capital stock entitled to vote in an annual election of directors voting together as a single class, in addition to any affirmative vote required by law or the restated certificate of incorporation, is required in order to amend Article 11 (required approval for business combinations) of the restated certificate of incorporation.

The restated certificate of incorporation of Airborne provides that none of the powers, preferences and relative, participating, optional and other special rights of the Airborne Series A Preferred Stock can be amended in any manner which would alter or change the powers, preferences, rights or privileges of the holders of Airborne Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Airborne Series A Preferred Stock, voting as a separate class; provided, however, that no such amendment will be applied to any of the holders of shares of Airborne Series A Preferred Stock originally issued after the time of such approval without the approval of such holder. Airborne currently does not have any Series A Preferred Stock outstanding.

Airborne’s restated certificate of incorporation does not have a provision regarding amendment, modification or repeal of certain provisions relating to indemnification of its directors and officers similar to the provision that ABX Air has as discussed above.

Amendments to Bylaws

ABX Air

ABX Air’s amended and restated bylaws will require that any of the provisions of its bylaws can be amended, altered or repealed and new bylaws can be adopted by the affirmative vote of at least 66 2/3% of the members of the Board of Directors, subject to repeal or change by action of the stockholders; provided, however, that any amendment, alteration or repeal of Section 2.4 (nomination and stockholder business), Section 2.6 (quorum) or Section 3.2 (number and qualification of directors) of ABX Air’s bylaws by the stockholders will require the affirmative vote of at least 66 2/3% of the stockholders.

Airborne

Airborne’s restated certificate of incorporation and amended and restated bylaws provide that its bylaws can be altered, amended or repealed by a majority of its Board of Directors.

Foreign Ownership Restrictions

ABX Air

ABX Air’s amended and restated certificate of incorporation will contain certain restrictions on foreign ownership. For additional information regarding these restrictions on ownership, see “Description of Capital Stock of ABX Air.”

Airborne

Airborne’s restated certificate of incorporation and amended and restated bylaws do not contain similar foreign ownership restrictions.

Notice of Stockholder Actions

ABX Air

Under ABX Air’s amended and restated bylaws, the time date and place of the annual meeting of ABX Air stockholders shall be determined by resolution of the Board of Directors.

A stockholder’s notice regarding submission of a proposal must be delivered to the Secretary at ABX Air’s principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Airborne

Under Airborne’s amended and restated bylaws, each annual meeting for the election of directors and for the transaction of such other business as may properly come before the meeting will be held each year at 10:00 a.m. on the 5th Tuesday in April or if there is no such date in such year, on the first Tuesday in May.

A stockholder’s notice regarding submission of a proposal must be delivered to the Secretary at Airborne’s principal office (1) not less than 45 days prior to the first anniversary of the date on which Airborne first mailed its proxy materials for the prior year’s annual meeting of stockholders, or (2) if Airborne did not hold an annual meeting or has changed the annual meeting date more than 30 days from the prior year, a reasonable time before Airborne mails its proxy materials for the current year.

Special Stockholder Meetings

ABX Air

The ABX Air amended and restated bylaws will provide that a special meeting of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called at any time only by the Board of Directors, the Chairman of the Board of Directors or the President.

Airborne

Airborne’s amended and restated bylaws provide that a special meeting of the shareholders for any purpose other than those regulated by statute may be called at any time by the Board of Directors and will be called by the Secretary at any time, upon written request of the Chief Executive Officer or of any two directors.

Voting Rights; Required Vote For Authorization of Certain Actions

ABX Air

Subject to foreign ownership restrictions, the holders of common stock will be entitled to one vote per share. For more information, see “Description of Capital Stock of ABX Air.”

Under ABX Air’s amended and restated certificate of incorporation, the affirmative vote of the holders of not less than 66 2/3% of the outstanding voting stock of ABX Air will be required for the approval or authorization of any: (1) merger or consolidation of ABX Air with or into any other corporation; or (2) sale, lease, exchange or other disposition of all or substantially all of the assets of ABX Air to or with any other disposition of all or substantially all of the assets of ABX Air to or with any other corporation, person or other entity; provided, however, that such 66 2/3% voting requirement shall not be applicable if the Board of Directors of ABX Air will have approved such transaction in clause (1) or (2) by a resolution adopted by 66 2/3% of the members of the Board of Directors.

Airborne

The holders of common stock are, on all matters submitted to a vote of the stockholders of Airborne, entitled to one vote per share. Airborne’s amended and restated laws and restated certificate of incorporation does not contain foreign ownership restrictions.

Under Airborne’s restated certificate of incorporation, the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of common stock of corporation entitled to vote in an annual election of directors, and at least 80% of the voting power of all shares of all classes of capital stock of the corporation entitled to vote in an annual election of directors, voting together as a single class, for certain business combinations is required; provided, however, no such shareholder approval will be required if the business combination is either (1) approved by a majority of the continuing directors or (2) the transaction meets certain specific requirements.

Rights Plan

ABX Air

In connection with the merger and separation, ABX Air will be adopting a rights plan. For more information, see “Preferred Stock Rights Agreement.”

Airborne

Airborne’s rights plan was redeemed in February 2002; therefore, Airborne does not currently have a rights plan.

LEGAL MATTERS

The validity of the common stock we are issuing will be passed upon for us by O’Melveny & Myers LLP.

EXPERTS

The consolidated financial statements of ABX Air, Inc. and subsidiaries (ABX Air) as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in this proxy statement/prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in this registration statement, which reports express an unqualified opinion and include explanatory paragraphs referring to allocations made from and applicable to Airborne, Inc. as an affiliated entity of ABX Air and a change in ABX Air’s method of accounting for major engine overhaul costs, and have been so included in reliance the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

We have filed a registration statement on S-4 (File No.             ) with the Securities and Exchange Commission with respect to our common stock. The registration statement and the exhibits to it contain some information not appearing in this proxy statement/prospectus. This proxy statement/prospectus provides a summary of some of the agreements and contracts appearing as exhibits to the registration statement. You are encouraged to see the exhibits to the registration statement for a more complete description of the contracts and agreements summarized in this proxy statement/prospectus.

You may access and read the registration statement and all of the exhibits to it through the SEC’s Internet site at www.sec.gov. This site contains reports, proxy and proxy statement/prospectus and other information regarding issuers that file electronically with the SEC. You may also read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800 SEC-0330 for further information on the public reference room.

After the registration statement becomes effective, we will be subject to proxy solicitation requirements under federal securities laws and will be required to file annual, quarterly and special reports and other information with the SEC. Once filed, you can access this information from the Securities and Exchange Commission in the manner set forth in the preceding paragraph.

CONSOLIDATED FINANCIAL STATEMENTS OF ABX AIR

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

INDEPENDENT AUDITORS’ REPORT

Board of Directors

ABX Air, Inc. and Subsidiaries

Wilmington, Ohio

We have audited the accompanying consolidated balance sheets of ABX Air, Inc. (a wholly-owned subsidiary of Airborne, Inc.) and subsidiaries (“the Company”) as of December 31, 2002 and 2001, and the related consolidated statements of earnings, cash flows and stockholder’s equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A, the accompanying financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated entity. Certain expenses represent allocations made from and applicable to Airborne, Inc. as a whole.

As discussed in Note B to the financial statements, the Company changed its method of accounting for major engine overhaul costs on DC-9 aircraft effective January 1, 2000.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

May 8, 2003

Seattle, Washington

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended December 31
	2002	2001	2000
	(In thousands except share and per share data)
REVENUES	$1,173,735	$1,165,037	$1,168,237

OPERATING EXPENSES:
Salaries, wages and benefits	451,474	439,216	412,889
Purchased line-haul	150,281	118,570	115,208
Fuel	129,321	148,786	189,017
Depreciation and amortization	147,993	160,327	154,440
Maintenance, materials and repairs	116,254	122,193	117,481
Landing and ramp	26,082	25,530	26,647
Rent	11,982	12,279	12,883
Other	91,813	94,642	96,357

	1,125,200	1,121,543	1,124,922

EARNINGS FROM OPERATIONS	48,535	43,494	43,315

INTEREST EXPENSE	25,866	21,147	20,861

EARNINGS BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING	22,669	22,347	22,454

INCOME TAX EXPENSE	9,383	9,527	9,682

EARNINGS BEFORE CHANGE IN ACCOUNTING	13,286	12,820	12,772

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING, NET OF TAX	—	—	14,206

NET EARNINGS	$13,286	$12,820	$26,978

Earnings per Share:
Basic and Diluted—
Before change in accounting	$13,286	$12,820	$12,772
Cumulative effect of change in accounting	—	—	14,206

Earnings per Basic and Diluted Share	$13,286	$12,820	$26,978

Weighted Average Shares
Basic and Diluted	1,000	1,000	1,000

See notes to consolidated financial statements.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

CONSOLIDATED BALANCE SHEETS

	December 31
	2002	2001
	(In thousands)
ASSETS
CURRENT ASSETS:
Cash	$33	$33
Accounts receivable, net of allowance of $209,000 in 2002 and 2001	2,318	3,545
Spare parts and fuel inventory	37,223	39,413
Deferred income tax assets	9,135	8,902
Prepaid supplies and other	14,454	13,522

TOTAL CURRENT ASSETS	63,163	65,415

PROPERTY AND EQUIPMENT, NET	1,089,485	1,137,912
OTHER ASSETS	21,360	17,296

TOTAL ASSETS	$1,174,008	$1,220,623

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$52,338	$55,112
Salaries, wages and benefits	36,763	27,082
Accrued expenses	15,238	14,587
Current portion of postretirement liabilities	21,841	33,204
Current portion of long-term obligations	7,066	6,533

TOTAL CURRENT LIABILITIES	133,246	136,518

LONG-TERM OBLIGATIONS	107,077	114,103
DEFERRED INCOME TAX LIABILITIES	174,089	165,899
POSTRETIREMENT LIABILITIES	46,017	29,753
ADVANCES FROM PARENT	474,608	547,431
OTHER LIABILITIES	6,649	2,920
COMMITMENTS AND CONTINGENCIES (Note G)

STOCKHOLDER’S EQUITY:
Common stock, par value $100 per share—Authorized 1,000 shares; 1,000 issued and outstanding	100	100
Additional paid-in capital	831	831
Retained earnings	237,070	223,784
Accumulated other comprehensive loss	(5,679)	(716)

TOTAL STOCKHOLDER’S EQUITY	232,322	223,999

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$1,174,008	$1,220,623

See notes to consolidated financial statements.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2002	2001	2000
	(In thousands)
OPERATING ACTIVITIES:
Net earnings	$13,286	$12,820	$26,978
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	147,993	160,327	154,440
Deferred income taxes	11,063	16,870	22,943
Postretirement liabilities	(5,218)	15,457	10,881
Cumulative effect of change in accounting	—	—	(14,206)

Change in assets and liabilities:
Accounts receivable	1,227	4,855	(4,553)
Inventory and prepaid supplies	1,258	5,264	2,769
Accounts payable	(2,774)	(8,541)	23,805
Accrued expenses, salaries, wages and benefits and other liabilities	10,185	1,783	(7,500)

NET CASH PROVIDED BY OPERATING ACTIVITIES	177,020	208,835	215,557

INVESTING ACTIVITIES:
Additions to property and equipment	(98,401)	(94,889)	(340,452)
Decrease in other assets	697	632	14,361

NET CASH USED BY INVESTING ACTIVITIES	(97,704)	(94,257)	(326,091)

FINANCING ACTIVITIES:
Advances from (repayments to) parent, net	(72,823)	(217,055)	112,523
Principal payments on long-term obligations	(6,493)	(1,845)	(443)
Proceeds from issuance of aircraft loan	—	61,975	—
Proceeds from sale-leaseback of aircraft	—	40,800	—

NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	(79,316)	(116,125)	112,080

NET INCREASE (DECREASE) IN CASH	—	(1,547)	1,546

CASH AT BEGINNING OF YEAR	33	1,580	34

CASH AT END OF YEAR	$33	$33	$1,580

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid, net of amount capitalized	$25,853	$20,515	$20,858

See notes to consolidated financial statements.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(In thousands)

BALANCE AT JANUARY 1, 2000	$100	$831	$183,986	$—	$184,917

Comprehensive income:
Net earnings			26,978	—	26,978

BALANCE AT DECEMBER 31, 2000	100	831	210,964	—	211,895

Comprehensive income:
Net earnings			12,820	—	12,820
Other comprehensive income (loss), net of tax:
Unrealized interest rate swap gain			—	626	626
Minimum pension liabilities			—	(1,342)	(1,342)

Total comprehensive income (loss)			12,820	(716)	12,104

BALANCE AT DECEMBER 31, 2001	100	831	223,784	(716)	223,999

Comprehensive income:
Net earnings			13,286	—	13,286
Other comprehensive income (loss), net of tax:
Unrealized interest rate swap loss			—	(2,830)	(2,830)
Minimum pension liabilities			—	(2,133)	(2,133)

Total comprehensive income (loss)			13,286	(4,963)	8,323

BALANCE AT DECEMBER 31, 2002	$100	$831	$237,070	$(5,679)	$232,322

See notes to consolidated financial statements.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Years Ended December 31, 2002

NOTE A—BACKGROUND AND BASIS OF PRESENTATION

Nature of Operations

ABX Air, Inc. (“ABX” or “the Company”), incorporated in 1980 in Delaware, is a wholly-owned subsidiary of Airborne, Inc. (“Airborne”). The Company is a certificated air carrier that provides air cargo transportation services within the U.S., and to Canada and Puerto Rico. The Company also provides package sorting and handling services, line-haul logistics services and other air cargo transportation related services. Airborne Express, Inc. (“AEI”), another wholly-owned subsidiary of Airborne, which provides domestic and international delivery services, is the sole customer for these contracted services and provided the Company with approximately 98% of its revenues in 2002, 2001 and 2000. The Company also offers ACMI (aircraft, crew, maintenance and insurance) and on-demand charter services to third-party customers, including freight forwarders, and major shippers. Management assesses the performance of the Company in its entirety and operates the Company as a single business segment.

The Company provides its air cargo transportation services through the operation of a fleet of aircraft, which consisted of 116 in-service aircraft at the end of 2002. The fleet consisted of 22 Boeing 767-200, 20 McDonnell Douglas DC-8 and 74 McDonnell Douglas DC-9 aircraft. Additionally, the Company charters approximately 60 smaller aircraft to connect small cities with metropolitan cities served by its in-service fleet.

Cargo sort services are provided at the Company’s main sort center, located in Wilmington, Ohio and through eleven primary regional sort facilities. Truck line-haul services are provided through contracts with independent trucking companies.

As of December 31, 2002, the Company had approximately 7,700 employees, including 745 pilots employed under a collective bargaining agreement with the International Brotherhood of Teamsters and Warehousemen. The pilots are covered by an agreement that became amendable on July 31, 2001. Although the Company has not experienced any significant disruptions from labor disputes in the past, there can be no assurance that disputes with its pilots or disruptions will not arise in the future.

Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and a majority-owned aircraft finance subsidiary. Intercompany balances and transactions between the Company and its subsidiaries are eliminated in consolidation. The consolidated financial statements also include allocations of certain expenses, assets and liabilities that previously were recorded in the accounts of Airborne or AEI. The allocations are necessary to report the Company’s operations, cash flows and financial position as if the Company had operated on a stand-alone basis for all periods presented. Management believes these allocations were made on a reasonable basis. However, the results depicted by these financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had operated as a separate entity.

The Company’s revenues, cash flows and liquidity resources are highly dependent on, and determined by, Airborne or AEI. As previously mentioned, substantially all of the Company’s revenues are derived through contracted services provided to AEI. These revenues are calculated as the sum of pretax net expenses incurred plus 2%. Net expenses include all operating and interest expenses, including allocated expenses from Airborne or AEI, less revenues recorded from charters or other services.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company also has a cash management arrangement whereby most expenditures, including capital expenditures, are funded by Airborne through intercompany advances when checks or wire transfers clear the Company’s primary disbursement accounts. Long-term obligations of the Company have been negotiated by Airborne and relate to secured financings of specific assets. Advances from Airborne shown on the consolidated balance sheets carry no repayment or settlement terms.

Merger and Separation

On March 25, 2003, Airborne entered into a merger agreement with DHL Worldwide Express B.V. (“DHL”) providing for the merger of Atlantis Acquisition Corporation, an indirect wholly-owned subsidiary of DHL (“Atlantis Acquisition”) with and into Airborne and, concurrently, the separation of ABX’s air operations from the ground operations of Airborne. Upon closing of the transaction, ABX will become an independent public company wholly-owned by Airborne’s former stockholders. These consolidated financial statements are presented on a historical basis and, consequently, do not reflect many of the changes that will occur in the Company’s operations, capitalization and tax status as a result of the merger and separation. Therefore, the Company’s historical consolidated financial results of operations and financial position are not necessarily indicative of what the Company’s results of operations or financial position will be upon separation. The merger and separation transaction is discussed further in Note K—Subsequent Event.

Shared Service Allocations

Airborne or AEI performs various corporate functions in support of the activities of the consolidated group, which includes activities of the Company. Airborne provides the Company with certain insurance coverage; information technology support; accounting, audit, tax, cash management and treasury administration; employee benefit plan administration; governmental affairs; and other services. Included in other expenses in the consolidated statements of earnings are allocations for these services as follows (in thousands):

	Year ended December 31
	2002	2001	2000
Insurance premiums and claims processing(1)	$1,189	$761	$743
Letters of credit(2)	750	600	225
Audit(3)	54	46	43
Information technology support(4)	466	452	438
Accounting, tax, cash management and treasury support(4)	427	414	339
Employee benefit administration(4)	57	55	53
Government affairs and industry trade group fees(4)(5)	164	225	143
Other(4)	202	196	191

Total	$3,309	$2,749	$2,175

(1)	Allocation of corporate insurance premiums and claims processing expenses are based on apportionment factors that consider the Company’s relative size in comparison to consolidated totals. Apportionment factors consider Company specific information such as the number of employees, payroll dollars, claims, operating expenses and other relevant factors.
(2)	Fees have been charged based on the cost of specific letters of credit issued on behalf of the Company in addition to an allocation for shared fees.
(3)	Audit fees paid to independent accountants have been allocated based on the hours incurred to audit the Company in relation to total hours incurred for the audit of Airborne’s consolidated financial statements.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	Represents allocations of AEI’s labor costs based upon estimates of hours incurred and wage costs for the specific function provided the Company.
(5)	Includes costs paid to an industry airline trade group.

Interest Allocations

Interest expense includes allocations to the Company of interest cost incurred by Airborne and AEI in addition to interest expense incurred on obligations of the Company. Allocations of $18,144,000, $19,364,000 and $26,392,000 were made for 2002, 2001 and 2000, respectively. The Company was allocated interest expense based upon its proportionate share of stockholder’s equity, inclusive of advances from parent, in comparison to consolidated totals of Airborne.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements. Estimates and assumptions are used to record allowances for uncollectible amounts, self-insurance reserves, spare-parts inventory, depreciation and impairments of property and equipment, labor contract settlements, postretirement obligations, income taxes, contingencies and litigation. Changes in these estimates and assumptions may have a material impact on the financial statements.

Spare Parts and Fuel Inventory

Spare parts are stated at average cost and fuel inventory is stated at cost on a first-in, first-out basis. An obsolescence reserve is maintained for the Company’s aircraft spare parts. A provision, which considers the spare parts expected to be on hand on the date the aircraft fleet is anticipated to be removed from service, is recorded over the estimated useful life of the related aircraft.

Property and Equipment

Property and equipment is stated at cost. The cost and accumulated depreciation of property and equipment disposed of are removed from the accounts with any related gain or loss reflected in earnings from operations.

Depreciation of property and equipment is provided on a straight-line basis over the lesser of the asset’s useful life or lease term. The Company periodically evaluates the estimated service lives and residual values used to depreciate its property and equipment. This evaluation may result in changes in estimated lives and residual values. Depreciable lives are as follows:

Flight equipment	5 to 18 years
Buildings, runways and leasehold improvements	5 to 40 years
Package handling and ground support equipment	3 to 10 years
Vehicles and other equipment	3 to 8 years

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

When an aircraft is removed from service and considered impaired, as was the case with a DC-8 aircraft removed in 2002, the asset’s residual value is adjusted to its fair value, which is the equivalent of an estimated parts value in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” A fair value adjustment charge of $3,068,000 was included in depreciation and amortization expense in 2002.

The Company contracts with third-party maintenance repair organizations for the performance of heavy maintenance on its fleet of DC-8 and 767 airframes and certain airframe components, including components on its DC-9 aircraft. These costs are charged to expense as incurred.

The Company also has long-term contracts with third-party maintenance repair organizations for the performance of heavy maintenance on its engines and auxiliary power units. In July 2001, a contract was executed which added the Company’s DC-9 fleet to this type of maintenance program. Service costs under these contracts are based upon either rates per engine hour or cycle and are charged to expense in the period utilization occurs.

The Company adopted SFAS No. 144 on January 1, 2002. Adoption of the statement did not have a significant effect on the Company’s financial position or results of operations. See Note K for further discussion regarding impairment of the Company’s long-lived assets.

Capitalized Interest

Interest incurred during the construction period of facilities and on aircraft purchase and modification costs is capitalized until the date the asset is placed in service as an additional cost of the asset. Capitalized interest was $1,447,000, $2,377,000 and $6,770,000 for 2002, 2001 and 2000, respectively.

Income Taxes

Income taxes have been computed using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities. Deferred taxes are measured using provisions of currently enacted tax laws. Tax credits are accounted for as a reduction of income taxes in the year in which the credit originates. The Company’s tax provisions were calculated on a stand-alone basis. Through December 31, 2002, the Company was included in Airborne’s consolidated tax return. As a result of the consolidated filing, no valuation allowance for the Company’s deferred tax assets has been recorded, as management believes that it is more likely than not that the consolidated group will be able to utilize these assets.

Earnings Per Share

Basic and diluted earnings per share attributable to the Company were determined based on net earnings divided by the 1,000 shares of common stock outstanding, which are wholly-owned by Airborne. These shares of common stock are treated as outstanding for all periods presented. There were no potentially dilutive securities outstanding during any of the periods presented.

Other Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and other comprehensive income or loss which consists of changes in equity arising during the period from minimum pension liabilities and from adjusting an interest rate swap agreement to fair value.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest Rate Swap Agreement

Airborne, on behalf of ABX, entered into an interest rate swap agreement to manage its exposure to interest rate movements by effectively converting debt incurred on certain aircraft financings from variable to fixed rates. The Company accounts for its interest rate swap under the provisions of SFAS No. 133, as amended. This statement requires that each derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The statement also establishes criteria for a derivative to qualify as a hedge for accounting purposes. Changes in fair value of derivatives designated as hedges of forecasted transactions will be deferred and recorded as a component of accumulated other comprehensive income (loss) until the hedged forecasted transaction occurs and is recognized in earnings. In addition, all derivatives used in hedge relationships must be designated, reassessed and documented pursuant to provisions of SFAS No. 133.

The interest rate swap has maturity dates, interest rate reset dates, and notional amounts that match those of the underlying debt of the Company. The differential between the variable and fixed rates to be paid or received is accrued as interest rates change and recorded as an adjustment to interest expense. The notional principal amount of the interest rate swap was $54,439,000 and $58,923,000 as of December 31, 2002 and 2001, respectively.

The fair value of the interest rate swap agreement and the amount of hedging losses deferred on the interest rate swap and included in other long-term liabilities on the consolidated balance sheets was $3,582,000 at December 31, 2002 compared to a deferred gain of $1,019,000 at December 31, 2001, which is included in other long-term assets on the consolidated balance sheets. Fair value of the swap is based on the current LIBOR rate swap yield curve. Changes in fair value of the interest rate swap are reported, net of related income taxes, in accumulated other comprehensive income (loss). This amount is reclassified into interest expense as a yield adjustment in the same period in which the related interest on the aircraft financings affects earnings. Because the critical terms of the interest rate swap and the underlying obligation are the same, there was no ineffectiveness recorded in the consolidated statements of operations. Incremental interest expense incurred as a result of the interest rate swap was $1,628,000 and $166,000 in 2002 and 2001, respectively. Based on the current expectations for interest rates, we anticipate that approximately $1,720,000 will be reclassified to interest expense during 2003.

Revenue Recognition

Revenues associated with services performed for Airborne are recognized when the related services are performed, and are calculated as the sum of pretax net expenses incurred plus 2%. Net expenses include all operating and interest expenses, including allocated expenses from Airborne or AEI, less revenues recorded from charters and other services. Revenues from contract services performed for Airborne were $1,156,130,000, $1,139,710,000 and $1,145,160,000 in 2002, 2001, and 2000, respectively.

Charter service revenues are recognized on scheduled and non-scheduled flights to third parties. Revenues are recognized when the specific flight has been completed. Other revenues, primarily for aircraft parts and fuel sales, are recognized when the parts and fuel are delivered. Charter and other revenues from third parties were $17,605,000, $25,327,000 and $23,077,000 for 2002, 2001 and 2000, respectively.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Change in Accounting

Effective January 1, 2000, the Company changed its method of accounting for major engine overhaul costs on DC-9 aircraft from the accrual method to the direct expense method where costs are expensed as incurred. Previously, these costs were accrued in advance of the next scheduled overhaul based upon engine usage and estimates of overhaul costs. The Company believes that this new method is preferable because it is more consistent with industry practice and appropriate given the relatively large size of its DC-9 fleet. The cumulative effect of this change in accounting resulted in a non-cash credit in 2000 of $14,206,000, net of taxes.

Stock-Based Compensation

The Company, as a wholly-owned subsidiary of Airborne, has historically not sponsored separate employee stock option plans. Officers and certain key employees of the Company participate in and have been granted stock options to acquire shares of Airborne’s common stock under plans approved by Airborne’s stockholders. Vesting of these options occurs over a three or four-year period depending on the specific plan from which the options were granted. Options granted have exercise prices equal to the fair market value of Airborne’s stock on the date of grant and terms of ten years. No compensation expense has been recorded by Airborne for these options in 2002, 2001 or 2000. Had expense been measured under the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company’s net earnings and earnings per basic and diluted share for 2002, 2001 and 2000 would have been as follows (in thousands, except per share data):

	2002	2001	2000
Net earnings:
As reported	$13,286	$12,820	$26,978
Less stock-based employee compensation expense	(897)	(979)	(1,019)
	$12,389	$11,841	$25,959
Earnings per share—basic and diluted:
As reported	$13,286	$12,820	$26,978
Pro forma	$12,389	$11,841	$25,959

Federal Legislation Compensation

In the aftermath of the terrorist attacks of September 11, 2001, Congress passed the Air Transportation Safety and System Stabilization Act (“Act”), an emergency economic assistance package administered by the Department of Transportation (“DOT”), which was designed to help air carriers mitigate losses resulting from the closure of the national air system. Under provisions of the Act, Airborne was entitled to receive amounts to the extent of the lesser of actual losses or a formula based upon revenue ton-miles flown, including miles flown by the Company. Airborne received proceeds of $12,350,000 under the Act, representing reimbursable losses agreed to by the DOT.

The losses compensated under the Act were losses recorded by Airborne and primarily related to its loss of customer revenues, net of expense reductions and additional costs incurred. The Company, while experiencing certain expense reductions and additional costs because of the attacks, did not receive a direct allocation of these proceeds from Airborne as any net incremental costs incurred were compensated through the intercompany services revenue formula.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Additionally, the associated asset retirement costs will be capitalized as part of the carrying amount of the long-lived asset. The adoption of SFAS No. 143, which was effective for the Company on January 1, 2003, did not have a significant impact on the Company’s financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 requires that only certain extinguishments of debt be classified as extraordinary items. Further, this statement requires capital leases that are modified so that the resulting lease agreement is classified as an operating lease to be accounted for under the sale-leaseback provisions of SFAS No. 98. The provisions of the statement pertaining to debt extinguishments are effective for the Company beginning on January 1, 2003. The provision of the statement pertaining to lease modifications is effective for transactions consummated after May 15, 2002. Implementation of this statement did not have a significant impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance, provided under EITF Issue 94-3, required an exit cost liability be recognized at the date of an entity’s commitment to an exit plan. The provisions of this statement are effective for the Company’s exit or disposal activities that are initiated on or after January 1, 2003. Implementation of this statement is not anticipated to have a significant impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. Additionally, this interpretation clarifies the requirements for recognizing a liability at the inception of the guarantee equal to the fair value of the obligation undertaken in issuing the guarantee and incorporates the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others.” Disclosures under FIN 45 are effective for the Company on December 31, 2002. The Company’s guarantees of certain debt obligations of Airborne and AEI have been exempted from the recognition and measurement provisions of this interpretation. Additional disclosures regarding these guarantees, as required by FIN 45, are included in Note G.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As a subsidiary of Airborne, the Company has not granted stock options to its employees or any nonemployees. Accordingly, implementation of this statement will not have a material impact on the Company’s financial position or results of operations.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The clarification provisions of this statement require that contracts with comparable characteristics be accounted for similarly. This statement is effective for any new derivative instruments we enter into after June 30, 2003. Implementation of this statement is not anticipated to have a significant impact on our financial position or results of operations.

NOTE C—FAIR VALUE INFORMATION

The carrying amounts for accounts receivable and current liabilities approximate fair value. The carrying values of the interest rate swap and long-term debt approximate fair value, primarily due to frequent re-pricing of the borrowings (see also further discussions in Note B).

NOTE D—PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31
	2002	2001
Flight equipment	$1,882,447	$1,850,304
Land, buildings, runways and leasehold improvements	212,467	211,057
Package handling and support equipment	189,522	189,327
Vehicles and other equipment	23,835	23,159

	2,308,271	2,273,847
Accumulated depreciation and amortization	(1,218,786)	(1,135,935)

Property and equipment, net	$1,089,485	$1,137,912

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE E—INCOME TAXES

Deferred income tax assets and liabilities consist of the following (in thousands):

	December 31
	2002	2001
Self-insurance	$3,150	$3,131
Employee benefits	5,825	5,551
Other	160	220

Current net deferred income tax assets	9,135	8,902

Depreciation	173,936	163,301
State taxes	12,944	12,163
Employee benefits	(8,919)	(8,028)
Self-insurance	(424)	(397)
Other	(3,448)	(1,140)

Non-current deferred income tax liabilities	174,089	165,899

Net deferred income tax liabilities	$164,954	$156,997

Income tax expense consists of the following (in thousands):

	Year Ended December 31
Current:	2002	2001	2000
Federal	$(2,173)	$(7,461)	$(13,296)
State	493	118	35

	(1,680)	(7,343)	(13,261)

Deferred:
Depreciation	10,635	13,034	25,218
State taxes	781	1,298	2,336
Employee benefits	171	3,461	(1,659)
Aircraft engine overhaul accrual	—	—	6,163
Cumulative effect of change in accounting	—	—	(8,707)
Other	(524)	(923)	(408)

	11,063	16,870	22,943

Total income tax expense	$9,383	$9,527	$9,682

The income tax expense rate on earnings from continuing operations differed from the Federal statutory rate as follows:

	Year Ended December 31
	2002	2001	2000
Taxes computed at statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.7%	4.1%	4.9%
Tax effect of nondeductible expenses	2.7%	3.5%	3.2%

	41.4%	42.6%	43.1%

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE F—LONG-TERM OBLIGATIONS

Long-term obligations consist of the following (in thousands):

	December 31
	2002	2001
Aircraft loan	$57,558	$61,651
Refunding revenue bonds, 1.55% as of December 31, 2002, due June 2011	13,200	13,200
Mortgage loan, 7.5%, due September 2010	5,560	6,031

Total long-term debt	76,318	80,882
Capital lease obligations	37,825	39,754

Total long-term obligations	114,143	120,636
Less current portion	(7,066)	(6,533)

Total long-term obligations, net	$107,077	$114,103

The Company has an aircraft loan, collateralized by three 767 aircraft. Principal and variable interest of LIBOR plus 2.5% (3.94% at December 31, 2002) are payable quarterly through August 2017. The three aircraft have been sold to a majority-owned and consolidated subsidiary. The net carrying value of the three aircraft was $73,803,000 at December 31, 2002. As discussed in Note B, Airborne has entered into an interest rate swap agreement effectively converting the loan from a variable to a fixed rate of 4.72%.

The Company’s tax-exempt airport facilities refunding bonds carry no sinking fund requirements and bear interest at weekly adjustable rates. The average interest rate on these borrowings was 1.43% during 2002. Payment of principal and interest is secured by an irrevocable bank letter of credit that is collateralized by a mortgage on certain airport properties which had a net carrying value of $38,874,000 at December 31, 2002.

The scheduled annual principal payments on long-term debt are $4,965,000, $5,348,000, $5,775,000, $6,226,000 and $6,714,000 for 2003 through 2007, respectively.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE G—COMMITMENTS AND CONTINGENCIES

Leases

The Company is obligated under various long-term operating lease agreements for portions of its facilities and equipment and obligated under a capital lease for two aircraft. These leases expire at various dates through 2017.

Rental commitments under long-term capital and operating leases at December 31, 2002, are as follows (in thousands):

	Capital Leases	Operating Leases
2003	$5,255	$12,268
2004	5,255	9,941
2005	5,255	8,165
2006	5,255	6,876
2007	5,255	5,745
2008 and beyond	34,670	22,717

Total minimum lease payments	$60,945	$65,712

Amount representing interest	(23,120)

Obligations under capital leases	37,825
Obligations due within one year	(2,101)

Long-term obligations under capital leases	$35,724

Property and equipment includes $40,800,000 in 2002 and 2001, and accumulated depreciation and amortization includes $3,612,500 and $1,063,000 applicable to capital leases as of December 31, 2002 and 2001, respectively.

Rental expense under operating leases for 2002, 2001 and 2000 was $11,982,000, $12,279,000 and $12,833,000, respectively.

Commitments

The Company has entered into firm agreements to purchase six used Boeing 767s at various dates through 2005. Additionally, five of these aircraft are committed to be converted to a standard freighter configuration from their original passenger configuration. Payments for the aircraft and conversions will approximate $66,500,000, $57,500,000 and $32,900,000 for 2003, 2004 and 2005, respectively. There are currently no aircraft related commitments extending beyond 2005. Over the past two years, the Company has been successful in negotiating deferrals of aircraft deliveries and may request deferrals of future deliveries. However, there is no assurance any deferral of planned deliveries will be achieved.

Guarantee of Debt

The Company and certain of its subsidiaries have fully and unconditionally guaranteed, on a joint and several basis, the obligations to pay principal, premium, if any, and interest with respect to two notes, issued separately by AEI and Airborne. The first note, a senior note issued by AEI in the amount of $100,000,000, bears interest at a rate of 7.35% and matures September 2005. The second note, a convertible note issued by Airborne in the amount of $150,000,000, bears interest at a rate of 5.75%, matures April 2007 and is convertible into shares of Airborne’s common stock.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Similarly, the Company and certain of its subsidiaries have guaranteed the obligations to pay principal and interest on borrowings outstanding under AEI’s revolving credit agreement. The secured agreement, which expires in June 2004, provides a total commitment of $275,000,000 and contains restrictions that reduce the amount of available borrowing capacity by the amount of outstanding letters of credit, amounts calculated under leverage limitation provisions and available levels of eligible collateral. Based on the level of eligible collateral, available capacity under the agreement at December 31, 2002, net of $97,275,000 outstanding letters of credit and leverage limitations, was $142,800,000. No amounts were outstanding under the agreement as of December 31, 2002, and AEI was in compliance with restrictive covenants. The agreement also imposes certain restrictions on loans made by Airborne, AEI and the Company to certain non-guarantor subsidiaries. The agent for the agreement must approve loans to these subsidiaries to the extent that these loans, together with certain other non-permitted investments, collectively exceed $20,000,000.

AEI’s $100,000,000 senior note and the revolving credit agreement are collateralized by substantially all of the Company’s assets, except those assets that secure other indebtedness of the Company.

Contingencies

In the normal course of business, the Company has various legal claims, labor negotiations and other contingent matters outstanding and records a liability when the amount is probable and estimable. Management believes that any ultimate liability arising from these actions would not have a material adverse effect on the Company’s financial condition or results of operations as of and for the year ended December 31, 2002.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company sponsors a qualified defined benefit plan for its pilots and participates in a qualified defined benefit plan sponsored by Airborne covering its other eligible employees. The Company’s employees also participated in postretirement healthcare plans sponsored by Airborne.

Information regarding the Company’s sponsored qualified defined benefit pension plan and its proportionate share of Airborne’s qualified defined benefit pension plan and postretirement healthcare plans (based on specific obligations related to the Company’s employees) is as follows (in thousands):

	Pension Plans		Postretirement Healthcare Plans
	2002	2001	2002	2001
Year Ended December 31:
Reconciliation of projected benefit obligation:
Obligation as of January 1	$194,481	$154,527	$9,492	$8,007
Service cost	17,366	15,457	783	630
Interest cost	15,140	12,074	693	608
Plan transfers	863	—	—	—
Benefits paid	(2,063)	(1,595)	(172)	(271)
Actuarial loss	7,751	14,018	674	518
Plan amendments	13,603	—	—	—

Obligation as of December 31	$247,141	$194,481	$11,470	$9,492

Accumulated benefit obligation	$160,408	$112,012

Reconciliation of fair value of plan assets:
Plan assets as of January 1	$82,609	$75,084	$—	$—
Actual loss on plan assets	(7,215)	(3,882)	—	—
Plan transfers	863	474	—	—
Employer contributions	39,295	12,528	172	271
Benefits paid	(2,063)	(1,595)	(172)	(271)

Plan assets as of December 31	$113,489	$82,609	$—	$—

Funded status:
Funded status as of December 31	$(133,652)	$(111,872)	$(11,470)	$(9,492)
Unrecognized prior service cost (income)	32,692	22,949	(95)	(95)
Unrecognized net actuarial loss	64,899	45,770	1,692	1,096

Accrued benefit cost	$(36,061)	$(43,153)	$(9,873)	$(8,491)

Amounts recognized in consolidated balance sheet at December 31:

Accrued benefit liability	$(36,061)	$(43,153)	$(9,873)	$(8,491)
Additional minimum liability	(7,756)	—	—	—

Intangible asset	7,756	—	—	—

Accrued benefit cost	$(36,061)	$(43,153)	$(9,873)	$(8,491)

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The current portion of postretirement liabilities on the consolidated balance sheets include accrued qualified defined benefit pension plan liabilities. Long-term postretirement liabilities include postretirement healthcare and remaining qualified defined benefit pension plan liabilities and additional minimum liabilities of $44,226,000 and $26,257,000 as of December 31, 2002 and 2001, respectively. The intangible asset of $7,756,000 is included in equipment deposits and other assets as of December 31, 2002. No additional minimum liabilities or intangible assets were recorded for these plans as of December 31, 2001.

Net periodic benefit cost consists of the following components (in thousands):

	Pension Plans			Postretirement Healthcare Plans
	2002	2001	2000	2002	2001	2000
Year Ended December 31:
Service cost	$17,366	$15,457	$11,968	$783	$630	$657
Interest cost	15,140	12,074	9,408	693	608	502
Expected return on plan assets	(7,522)	(6,340)	(5,871)	—	—	—
Net amortization and deferral	6,844	4,523	2,648	16	75	(47)

Net periodic benefit cost	$31,828	$25,714	$18,153	$1,492	$1,313	$1,112

Assumptions used in determining pension and postretirement healthcare obligations were as follows:

	Pension Plans			Postretirement Healthcare Plans
	2002	2001	2000	2002	2001	2000
Discount rate (for qualified and nonqualified plans)	6.75%	7.25%	7.25%	6.75%	7.25%	7.25%
Expected return on plan assets	8.00%	8.00%	8.00%	—	—	—
Rate of compensation increase (pilots)	5.00%	6.50%	6.50%	—	—	—
Rate of compensation increase (non-pilots)	4.00%	5.00%	5.00%	—	—	—

Effective January 1, 2002, the Company amended its qualified retirement plans to incorporate the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). EGTRRA, among other things, increased the limits of covered compensation considered under the qualified plans benefit formulas. The effect of the amendments is to increase benefit obligations funded through the qualified plans and reduce obligations funded through Company or Airborne sponsored non-qualified plans.

The Company either sponsors or participates in Airborne sponsored non-qualified defined benefit pension plans. The accumulated benefit obligation attributable to employees participating in these plans was $13,185,000 and $9,847,000 as of December 31, 2002 and 2001, respectively. The Company’s proportionate share of these plans had unfunded accrued pension costs of $7,921,000 and $7,725,000 as of December 31, 2002 and 2001, respectively.

The Company also recorded additional minimum liabilities associated with its non-qualified defined benefit pension plans of $6,247,000 and $3,587,000 as of December 31, 2002 and 2001, respectively, which are included in postretirement liabilities on the consolidated balance sheets. Intangible assets associated with these plans of $597,000 and $1,405,000 were recorded as of December 31, 2002 and 2001, respectively, and are included in equipment deposits and other assets on the consolidated balance sheets. Other comprehensive loss includes charges for these plans, recorded in the consolidated statements of stockholder’s equity, of $2,133,000 and $1,342,000, net of tax, for the years ended December 31, 2002 and 2001, respectively.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumed healthcare cost trend rate used in measuring postretirement healthcare benefit costs was 10.0% for 2002, decreasing each year by 1.0% until it reaches a 5.0% annual growth rate in 2007. A 1% increase or decrease in the assumed healthcare cost trend rate for each year would not have a material effect on the accumulated postretirement benefit obligation or cost as of or for the year ended December 31, 2002. Postretirement healthcare plan obligations have not been funded.

The Company sponsors or participates in Airborne-sponsored defined contribution capital accumulation plans (401k) that are funded by both voluntary employee salary deferrals of up to 20% of annual compensation and by employer matching contributions on employee salary deferrals of up to 6% of annual compensation. The Company also participates in an Airborne sponsored defined contribution profit sharing plan, which is coordinated and used to offset obligations accrued under the qualified defined benefit plans. Contributions to this plan, except contributions for the Company’s pilots, were discontinued in 2000. Expense for these plans is as follows (in thousands):

	2002	2001	2000
Capital accumulation plans	$4,753	$4,791	$4,848
Profit sharing plans	402	—	373

Defined contribution plans	$5,155	$4,791	$5,221

NOTE I—OTHER COMPREHENSIVE LOSS

Other comprehensive loss includes the following transactions and tax effects for the years ended December 31, 2002 and 2001, respectively (in thousands):

	Before Tax	Income Tax (Expense) or Benefit	Net of Tax
2002
Unrealized loss on interest rate swap arising during the periods	$(6,229)	$2,398	$(3,831)
Less: Reclassification adjustment for losses realized in net earnings	1,628	(627)	1,001

Net unrealized loss on interest rate swap	(4,601)	1,771	(2,830)
Minimum pension liabilities	(3,468)	1,335	(2,133)

Other comprehensive loss	$(8,069)	$3,106	$(4,963)

2001
Unrealized gain on interest rate swap arising during the periods	$853	$(329)	$524
Less: Reclassification adjustment for losses realized in net loss	166	(64)	102

Net unrealized gain on interest rate swap	1,019	(393)	626
Minimum pension liabilities	(2,182)	840	(1,342)

Other comprehensive loss	$(1,163)	$447	$(716)

There were no comprehensive income or loss transactions recorded for the year ended December 31, 2000.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE J—QUARTERLY RESULTS (Unaudited)

The following is a summary of quarterly results of operations (in thousands except shareholder and per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002
Revenues	$278,396	$286,587	$298,045	$310,707
Earnings from operations	12,233	11,806	11,255	13,241
Net earnings	3,148	3,235	3,374	3,529

Weighted average shares—basic and diluted	1,000	1,000	1,000	1,000
Earnings per share—basic and diluted	$3,148	$3,235	$3,374	$3,529

2001
Revenues	$310,590	$289,636	$280,141	$284,670
Earnings from operations	10,023	10,128	10,935	12,408
Net earnings	3,445	3,170	3,062	3,143

Weighted average shares—basic and diluted	1,000	1,000	1,000	1,000
Earnings per share—basic and diluted	$3,445	$3,170	$3,062	$3,143

NOTE K—SUBSEQUENT EVENT

Merger Agreement

On March 25, 2003, Airborne entered into a definitive merger agreement with DHL Worldwide Express B.V. (“DHL”) and Atlantis Acquisition Corporation, a wholly-owned indirect subsidiary of DHL (“Atlantis”). Under the terms of the agreement, (1) Airborne’s air operations will be separated from the ground operations and retained in ABX, (2) DHL will acquire Airborne’s ground operations (including all operations currently conducted by AEI, including its book of business, customer service, express and deferred services and products, and pick-up and delivery network) through a merger of Airborne and Atlantis, and (3) Airborne shareholders will receive, for each share of Airborne common stock held, $21.25 per share in cash (representing total cash consideration in the transaction of $1.05 billion) and one share of the common stock of ABX. Upon closing of the transaction, Airborne will operate as a wholly-owned indirect subsidiary of DHL, and ABX will become an independent public company wholly-owned by Airborne’s former stockholders (although under certain circumstances, in accordance with the merger agreement, DHL could be required to purchase all of Airborne’s operations and Airborne stockholders would receive alternative consideration of $21.65 per share in cash and no shares of ABX common stock). The transaction, which is subject to stockholder and regulatory approvals, is targeted to be completed in the third quarter of 2003.

Upon closing of the transaction, the net assets of the ground operations of the Company (including its central and regional sort facilities, runways, taxiways, aprons, buildings serving as aircraft and equipment maintenance facilities, storage facilities, a training center and both operations and administrative offices) will be transferred to Airborne as part of the ground operations to be merged with Atlantis Acquisition, a wholly-owned indirect subsidiary of DHL. The carrying amount of the assets and liabilities to be transferred was $220,216,000 and $41,877,000, respectively, at December 31, 2002.

ABX Air, Inc. and Subsidiaries

(a wholly-owned subsidiary of Airborne, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commercial Agreements

In connection with the transaction, the Company will enter into a number of commercial agreements with Airborne, including an aircraft, crew, maintenance and insurance agreement (“ACMI agreement”) and a hub and line-haul services agreement. Under these agreements, the Company will provide air cargo transportation, package sorting and handling services, warehousing, line-haul logistics services and airport, equipment and facilities maintenance services to Airborne and receive compensation generally based on a cost-plus a specified mark-up percentage. Certain costs covered under these agreements, including fuel costs, will be reimbursed without specific mark-up percentages.

Impairment

Upon the separation of the Company from Airborne, the Company will be required to perform a cash flow recoverability test to determine the existence of a potential impairment as required by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under provisions of this statement, assuming an impairment is identified through this test, a company is required to record an impairment charge for the excess of the carrying amount of the long-lived asset group over its fair value.

The Company anticipates, given the cash flows derived from the ACMI agreement coupled with the decline in market values for used aircraft and related equipment, that the Company will incur a significant impairment charge as a result of the separation. The Company estimates, based on current appraised values, the charge and related reductions to historical property and equipment and other asset balances would have been approximately $633,000,000 as of December 31, 2002, had the separation occurred as of that date. The charge ultimately recorded will depend on a number of factors that could occur before the separation date, including but not limited to, changes in the fair values of used aircraft and related equipment.

APPENDIX A

AGREEMENT AND PLAN OF MERGER,

DATED AS OF MARCH 25, 2003,

BY AND AMONG

DHL WORLDWIDE EXPRESS B.V.,

ATLANTIS ACQUISITION CORPORATION

AND

AIRBORNE, INC.

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS:

Exhibit A	—	Form of ACMI Agreement
Exhibit B	—	Form of Employee Matters Agreement
Exhibit C	—	Form of Global Transportation Agreement
Exhibit D	—	Form of Guarantee
Exhibit E	—	Form of Hub and Line-Haul Services Agreement
Exhibit F1	—	Form of First Promissory Note
Exhibit F2	—	Form of Second Promissory Note
Exhibit G	—	Form of Separation Agreement
Exhibit H	—	Form of Tax Sharing Agreement
Exhibit I	—	Form of Transition Services Agreement
Exhibit J	—	Form of Amended and Restated Lease for Wilmington Air Park
Exhibit K	—	Form of Wilmington Air Park Assignment and Assumption Agreement
Exhibit L	—	Form of Wilmington Air Park SubLease
Exhibit M	—	Form of Certificate of Incorporation of Airco
Exhibit N	—	Form of Bylaws of Airco

SCHEDULES:

Schedule 3.1	—	Airborne Entities
Schedule 3.2	—	Authorizations
Schedule 3.3	—	Capitalization and Share Ownership
Schedule 3.4	—	Indebtedness and Capital Lease Obligations
Schedule 3.5(a)	—	Governmental Authorizations
Schedule 3.5(b)	—	Noncontravention
Schedule 3.6	—	SEC Filings
Schedule 3.7(b)	—	Undisclosed Liabilities
Schedule 3.8(a)	—	Material Adverse Effects
Schedule 3.8(c)	—	Certain Changes Requiring Consent
Schedule 3.8(d)	—	Certain Changes Involving Airborne Employees
Schedule 3.11	—	Litigation
Schedule 3.12	—	Employment Matters
Schedule 3.13(a)	—	Tax Matters
Schedule 3.13(b)	—	Tax Deficiencies
Schedule 3.14(a)	—	Owned Real Property
Schedule 3.14(b)	—	Leased Real Property
Schedule 3.14(d)	—	Real Estate Matters
Schedule 3.15	—	Environmental Matters
Schedule 3.16	—	Insurance
Schedule 3.17(a)	—	Intellectual Property
Schedule 3.18(a)	—	Employee Benefits Plans
Schedule 3.18(b)	—	Benefit Plans Compliance
Schedule 3.18(c)	—	Retiree Welfare
Schedule 3.18(d)	—	Pension Funding
Schedule 3.18(e)	—	Multiemployer Plans
Schedule 3.18(f)	—	Claims and Audits
Schedule 3.18(g)	—	Accelerated Payments; Enhanced Benefits
Schedule 3.18(h)	—	Non-U.S. Plans

Schedule 3.19	—	Material Contracts
Schedule 3.21	—	Affiliate Transactions
Schedule 3.25(a)	—	Aircraft
Schedule 3.25(b)	—	Aircraft Leases
Schedule 4.4(a)	—	Governmental Authorizations
Schedule 4.5	—	Litigation
Schedule 5.1	—	Exceptions to Airborne’s Negative Covenants
Schedule 5.24	—	Airco Balance Sheet
Schedule 6.5	—	Governmental Consents
Schedule 7.1	—	Third Party Consents

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of March 25, 2003, by and among DHL WORLDWIDE EXPRESS B.V., a company organized and existing under the laws of the Netherlands (“DHL”), ATLANTIS ACQUISITION CORPORATION, a Delaware corporation and an indirect wholly owned Subsidiary (as defined herein) of DHL (“Acquisition”) and AIRBORNE, INC., a Delaware corporation (“Airborne” and, together with DHL and Acquisition, the “Parties”).

RECITALS

WHEREAS, DHL has caused its wholly owned Subsidiary, DHL Holdings (USA), Inc., a Delaware corporation, to incorporate Acquisition as a wholly owned Subsidiary.

WHEREAS, subject to the terms and conditions set forth herein, prior to the Effective Time (as defined herein), Airborne shall effect the transactions contemplated by the Separation Agreement (as defined herein) and certain other agreements identified therein (such transactions, the “Separation”), in each case pursuant to and in accordance with the terms of such agreements.

WHEREAS, the boards of directors of DHL, Acquisition and Airborne each have approved this Agreement and have determined that it is in the best interests of their respective stockholders for Acquisition to merge with and into Airborne, upon the terms and subject to the conditions of this Agreement, with Airborne being the Surviving Corporation (as defined herein) and becoming a wholly owned Subsidiary of DHL (the “Merger”) and with all of the issued and outstanding shares of Airco Common Stock (as defined herein) being held by the former holders of Airborne Common Stock (as defined herein).

WHEREAS, DHL, Acquisition and Airborne desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, DHL, Acquisition and Airborne hereby agree as follows:

ARTICLE I

DEFINITIONS

“Accounts Receivable Facility” means the Amended and Restated Receivables Purchase Agreement, dated as of August 8, 2001, by and among Airborne Credit, Inc., Airborne Express, Inc., Blue Ridge Asset Funding Corporation, Wachovia Bank and certain other investors named therein, as in effect on the date hereof.

“ACMI Agreement” means the ACMI Agreement by and between Airco and Airborne in the form of Exhibit A to this Agreement.

“Acquisition” is defined in the first paragraph of this Agreement.

“Acquisition Proposal” means any offer or proposal for: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization or other similar transaction or series of related transactions involving Airborne or any of its Subsidiaries (other than the Merger or the Separation); (ii) any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of the assets of Airborne or any of its Subsidiaries constituting twenty percent (20%) or more of the consolidated assets of Airborne or accounting for twenty percent (20%) or more of the consolidated revenues of Airborne (other than the Merger or the Separation); or (iii) any tender offer, exchange offer or other offer for, or acquisition or series of related acquisitions by any Person or group (within the meaning of Regulation 13D under the Securities Act) of beneficial ownership of, twenty percent (20%) or more of the outstanding Airborne Common Stock or of the common stock of any Subsidiary of Airborne.

“Action” means any action, complaint, petition, investigation, suit or other proceeding, whether administrative, civil or criminal, in law or in equity, or before any arbitrator or Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” is defined in the first paragraph of this Agreement.

“Airborne” is defined in the first paragraph of this Agreement.

“Airborne Board Recommendation” is defined in Section 3.22.

“Airborne Business” means the air express business to be performed by Airborne and its Subsidiaries and Affiliates after giving effect to the Separation.

“Airborne Certificate” is defined in Section 2.6(c).

“Airborne Common Stock” means the common stock, par value $1.00 per share, of Airborne.

“Airborne Employee” means any present or former director, employee or consultant of Airborne or any of its Subsidiaries.

“Airborne Option Plans” means the (i) 1989 Airborne Key Employee Stock Option and Stock Appreciation Rights Plan, (ii) 1994 Airborne Key Employee Stock Option and Stock Appreciation Rights Plan, (iii) Airborne Freight Corporation 1998 Key Employee Stock Option Plan, (iv) Airborne Freight Corporation Directors Stock Option Plan, (v) Airborne Freight Corporation 2000 Director Stock Option Plan, and (vi) Airborne, Inc. 2002 Executive Stock Option Plan.

“Airborne Rights Agreement” means the Rights Agreement, dated as of February 14, 1997, by and between Airborne and The Bank of New York, as Rights Agent.

“Airborne SEC Reports” is defined in Section 3.6(a).

“Airborne Stockholders’ Approval” is defined in Section 3.24.

“Airborne Stockholders’ Meeting” is defined in Section 5.4(a).

“Airborne Stock Issuance Rights” is defined in Section 3.3(a).

“Airborne Stock Options” is defined in Section 2.9(a).

“Airco” means ABX Air, Inc., a Delaware corporation and a wholly owned Subsidiary of Airborne.

“Airco Assets” shall have the meaning ascribed to such term in the Separation Agreement.

“Airco Business” means the air cargo and air transportation services business to be performed by Airco after giving effect to the Separation pursuant to the ACMI Agreement and the Hub and Line-Haul Services Agreement.

“Airco Business Licenses” is defined in Section 3.9(b).

“Airco Common Stock” means the common stock, par value $0.01 per share, of Airco.

“Airco Option Plan” means the Option Plan, if any, to acquire shares of Airco Common Stock for employees of Airco in a form to be agreed by Airborne and Airco.

“Airco Rights Agreement” means the Preferred Stock Rights Agreement, by and between Airco and a Rights Agent, in the form Exhibit D to the Separation Agreement.

“Aircraft Leases” shall mean, collectively, (i) that certain Lease Agreement, dated as of August 21, 2001, between Wells Fargo Bank Northwest, National Association and Airco, and related agreements, (ii) that certain Aircraft Lease Agreement, dated as of July 31, 2001, between General Electric Capital Corporation and Airborne, and related agreements, (iii) that certain Aircraft Lease Agreement, dated as of July 31, 2001, between General Electric Capital Corporation and Airborne, and related agreements and (iv) that certain Aircraft Lease Agreement, dated October 31, 1996, between William J. Condren and Airborne, and related agreements.

“ALS Mortgage” means the Mortgage and Security Agreement between Advanced Logistic Services Inc, as mortgagor, and Northern Life Insurance Company, as mortgagee, dated as of August, 1995, and any promissory note issued in connection therewith.

“Alternative Consideration” is defined in Section 2.6(b).

“Benefit Plans” means “employee benefit plans” (within the meaning of ERISA Section 3(3), including Multiemployer Plans), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, loan, split-dollar and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), under which (i) any Airborne Employee has any present or future right to benefits sponsored, contributed to, entered into or maintained by Airborne or any member of its Controlled Group, or (ii) Airborne or any or its Subsidiaries has had or has any present or future liability (contingent or otherwise).

“Business Day” means any day other than a Saturday or Sunday or a day on which national banking institutions in the city of New York, New York are authorized or obligated by law or executive order to be closed.

“Cash Consideration” is defined in Section 2.6(b).

“Certificate of Merger” is defined in Section 2.2.

“Closing” is defined in Section 2.10.

“Closing Airco Balance Sheet” is defined in Section 5.24(a).

“Closing Date” is defined in Section 2.10.

“Code” means the Internal Revenue Code of 1986, as amended, and as the context requires, the Treasury regulations promulgated thereunder.

“Communication Guidelines” is defined in Section 5.17.

“Confidentiality Agreement” is defined in Section 5.5(a).

“Controlled Group” means a controlled group of organizations within the meaning of Code Sections 414(b), (c), (m) or (o).

“Convertible Senior Notes” means the convertible senior notes issued under the Convertible Senior Notes Indenture.

“Convertible Senior Notes Indenture” means the Indenture, dated as of March 25, 2002, by and among Airborne, The Bank of New York and certain investors, as in effect on the date hereof.

“DGCL” means the Delaware General Corporation Law.

“DHL” is defined in the first paragraph of this Agreement.

“Dissenting Shares” is defined in Section 2.7.

“DOJ” means the United States Department of Justice.

“DOT” means the United States Department of Transportation.

“DOT Approval” means notification by the DOT that Airco will, after the Effective Time, be a United States Citizen and be fit, willing and able, within the meaning of the DOT’s rules, regulations and precedents, to engage in air transportation services, with the rights and obligations contemplated in the Transaction Agreements (as the same may be modified in accordance with the terms hereof and thereof).

“D&O Insurance” is defined in Section 5.10(b).

“Effective Date” is defined in Section 2.2.

“Effective Time” is defined in Section 2.2.

“Employee Matters Agreement” means the Employee Matters Agreement by and between Airborne and Airco in the form of Exhibit B to this Agreement.

“End Date” is defined in Section 9.1(b).

“Environmental Claim” means any written notice, claim, demand, action, suit, complaint, proceeding, request for information or other communication by (i) any Governmental Authority or (ii) any lessor of any leased property in response to any such written notice, demand, or other communication by any Governmental Authority, in either case alleging liability or potential liability (including liability or potential liability or investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damage, personal injury, fines or penalties) of Airborne or its Subsidiaries arising out of, based on or resulting from (A) the presence, discharge, emission, release or threatened release of any Hazardous Materials at any location, whether or not owned, leased or operated by Airborne or any of its Subsidiaries or (B) circumstances forming the basis of any violation or alleged violation of any Environmental Law or Environmental Permit.

“Environmental Laws” means any and all applicable foreign, federal, state and local statutes, rules, regulations, ordinances, orders, decrees and other laws relating to contamination, pollution or protection of human health or the environment.

“Environmental Permits” means all permits, licenses, registrations and other governmental authorizations required under Environmental Laws for Airborne and its Subsidiaries to conduct their operations and businesses.

“ERISA” means the Employee Retirement Security Act of 1974, as amended, and, as the context requires, any rules or regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

“Estimated Closing Balance Sheet” is defined in Section 5.24(b).

“Exchange Agent” is defined in Section 2.8(a).

“Exchange Fund” is defined in Section 2.8(b).

“Exchange Shares” is defined in Section 2.8(c).

“Exchange Shares Certificates” is defined in Section 2.8(c).

“Excluded Shares” is defined in Section 2.6(a).

“FAA” means the United States Federal Aviation Administration.

“Final” means an Action (i) which shall not have been reversed, stayed, enjoined, set aside, annulled or suspended, (ii) with respect to which no timely request for stay, petition for rehearing, appeal or certiorari or sua sponte action of the Governmental Authority with comparable effect shall be pending and (iii) as to which the time for filing any such request, petition, appeal, certiorari or for the taking of any such sua sponte action by the Governmental Authority has expired.

“First Promissory Note” means the Promissory Note to be issued by Airco in favor of DHL Holdings (USA), Inc. in connection with the Separation in the form of Exhibit F1 to this Agreement.

“Foreign Benefit Plan” means a Benefit Plan that is maintained outside the jurisdiction of the United States, or that covers only employees residing or working outside the United States.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board.

“Global Transportation Agreement” means the Global Transportation Agreement by and between Airborne and DHL in the form of Exhibit C to this Agreement.

“Governmental Authority” means any foreign, federal, state, provincial or local government or any agency, authority, subdivision or instrumentality of any of the foregoing, including any court, tribunal, department, bureau, commission or board, or any quasi-governmental or private body exercising any regulatory, taxing, inspecting or other governmental authority.

“Guaranties” means the guaranties of Airborne’s obligations under the ACMI Agreement and the Hub and Line-Haul Services Agreement to be entered into by DHL Holdings (USA), Inc. in the form of Exhibit D to this Agreement.

“Hazardous Materials” means all hazardous or toxic substances, wastes, materials or chemicals, petroleum (including crude oil or any fraction thereof) and petroleum products, asbestos and asbestos-containing materials, pollutants and contaminants regulated pursuant to or forming the basis of liability under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time, and the rules and regulations promulgated thereunder.

“Hub and Line-Haul Services Agreement” means the Hub and Line-Haul Services Agreement by and between Airco and Airborne in the form of Exhibit E to this Agreement.

“Indebtedness” means (i) indebtedness for borrowed money or for the deferred purchase price of property or services (but excluding trade payables and receivables in the ordinary course of business consistent with past practice), including indebtedness evidenced by a note, bond, debenture or similar instrument, including the Convertible Senior Notes, and any guarantees or keep-well obligations or other contingent obligations in respect thereof, (ii) obligations to pay rent or other amounts under any lease of real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet under GAAP, but excluding leases of capital equipment entered into in the ordinary course of business not deemed material under GAAP in Airborne’s financial statements, in each case consistent with past practice, (iii) obligations in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such Person, (iv) liabilities under interest rate cap agreements, interest rate swap agreements, foreign currency exchange agreements and other hedging agreements or arrangements, other than fuel price hedging arrangements entered into in the ordinary course consistent with past practice and (v) transactions under the Accounts Receivable Facility.

“Indemnified Parties” is defined in Section 5.10(a).

“Independent Accountants” is defined in Section 5.24(c).

“Intellectual Property” is defined in Section 3.17(a).

“Investment Interests” is defined in Section 3.1(a).

“Knowledge” means the actual knowledge, after reasonable inquiry, of Airborne’s Chief Executive Officer, Chief Financial Officer, General Counsel and Vice President, Field Services, Engineering and Cartage Administration, and of the President and Chief Operating Officer and Secretary of Airco.

“Leased Real Property” is defined in Section 3.14(b).

“Legal Prohibition” is defined in Section 9.1(b)(ii).

“Legal Requirement” means any statute, ordinance, code, law, rule, regulation, order or other requirement, standard or procedure enacted, adopted or applied by any Governmental Authority (including judicial decisions applying common law or interpreting any other Legal Requirement) applicable to a Person, its business and its operations, including all applicable operating certificates, Airworthiness Directives, Federal Aviation Regulations, DOT regulations, common carrier obligations and other applicable licensing requirements.

“Licenses” is defined in Section 3.9(a).

“Liens” means any, with respect to any property or asset, mortgage, easement, lien, pledge (including any negative pledge), security interest or other encumbrance of any nature whatsoever in respect of such property or asset.

“Material Adverse Effect” means any changes, effects or circumstances, taken as a whole, that:

(i)    are materially adverse to the assets, liabilities, business, results of operations or condition (financial or otherwise) of Airborne and its Subsidiaries, taken as a whole; or

(ii)    materially impair the validity or enforceability of the Transaction Agreements against Airborne or Airco or any of their respective Subsidiaries that are a party thereto or materially adversely affect or delay Airborne’s or Airco’s ability to consummate the transactions contemplated hereby or perform their respective obligations under any of the Transaction Agreements;

provided, however, that the term “Material Adverse Effect” shall not include any change, effect or circumstance:

(A)	arising from general economic, market or political conditions or changes generally applicable to the industries and markets in which Airborne operates, including increases in fuel costs, so long as Airborne and its Subsidiaries are not materially disproportionately affected thereby by comparison to others in the industry;

(B)	arising from changes generally applicable to the financial or securities markets;

(C)	arising from any change in Legal Requirements after the date hereof;

(D)	arising from the announcement of the execution of this Agreement or the prospective consummation of the transactions contemplated by the Transaction Agreements, including any deterioration or adverse impact with respect to earnings performance, stock price, labor relations and customer defections arising therefrom; or

(E)	arising from the failure of Airco to obtain any approvals or consents from the DOT that it requires in order to hold any air carrier certificates, or the failure of the Surviving Corporation to have obtained a foreign freight forwarder license, at the Effective Time or after the consummation of the transactions contemplated by the Transaction Agreements.

“Material Contracts” is defined in Section 3.19.

“Maximum Premium Amount” is defined in Section 5.10(b).

“Merger” is defined in the Recitals to this Agreement.

“Merger Consideration” is defined in Section 2.6(b).

“Monthly Balance Sheet” is defined in Section 5.24(a).

“Monthly Statements” is defined in Section 5.7.

“Multiemployer Plan” means a multiemployer plan, as defined in ERISA Section 3(37).

“Non-U.S. Merger Control Laws” is defined in Section 3.5(a).

“Offering Materials” is defined in Section 5.11(a).

“Owned Real Property” is defined in Section 3.14(a).

“Parties” is defined in the first paragraph of this Agreement.

“Permitted Liens” means (i) zoning restrictions, easements, rights-of-way or other restrictions on the use of the Real Property (provided that such liens and restrictions were incurred either prior to the time Airborne or any of its Subsidiaries acquired an interest in the Real Property or in the ordinary course of business consistent with past practice and do not, individually or in the aggregate, materially interfere with the use of such Real Property or Airborne’s or its Subsidiaries’ operation of their respective business as currently operated), (ii) pledges or deposits by Airborne or any of its Subsidiaries under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or deposits or cash or United States government bonds to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred or made in the ordinary course of business consistent with past practice, (iii) liens imposed by law, including carriers’, warehousemen’s, landlords’ and mechanics’ liens, in each case incurred in the ordinary course of business consistent with past practice for sums not yet due or being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (iv) liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (v) liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of Airborne or any of its Subsidiaries in the ordinary course of its business, (vi) liens set forth on Schedule 3.4 from the existing Indebtedness of Airborne or its Subsidiaries, in each case as security for such Indebtedness and so long as there is no default under such Indebtedness except as set forth on Schedule 3.4 or Schedule 3.19, and (vii) the lien of the JPMorgan Chase Bank (f/k/a the Chase Manhattan Bank, N.A.) on the Wilmington Air Park with respect to the industrial development revenue bonds issued for development of such facility pursuant to a certain Reimbursement and Security Agreement, dated as of December 1, 1994, by and among Wilmington Air Park, Inc., Airborne and Wachovia Bank of Georgia, N.A., relating to $13.2 million Tax Exempt Adjustable Mode Airport Facilities Refunding Revenue Bonds, Series 1991 (Wilmington Air Park, Inc. Project), as in effect on the date hereof, as security for the Indebtedness represented by such industrial development revenue bonds and so long as there is no default under such bonds.

“Person” means a natural person, corporation, partnership, limited partnership, limited liability company, trust or unincorporated organization or similar entity, or a Governmental Authority.

“Preferred Stock” is defined in Section 3.3(a).

“Pro Forma Balance Sheet” is defined in Section 5.24(a).

“Prohibited Action” is defined in Section 5.5(c).

“Promissory Notes” means the First Promissory Note and the Second Promissory Note, if any.

“Proxy Statement” means the proxy statement/prospectus to be distributed to the stockholders of Airborne in connection with the Merger and the other transactions contemplated by this Agreement and the other Transaction Agreements, including any preliminary proxy statement, definitive proxy statement or supplement or amendment thereto, in each case filed with the SEC in accordance with the terms and provisions of this Agreement. If any shares of Airco are to be issued as part of the Merger Consideration, the Proxy Statement shall constitute a part of the Registration Statement.

“Real Property” is defined in Section 3.14(b).

“Registration Statement” means the Registration Statement on Form S-4, including the Proxy Statement, to be filed by Airborne with the SEC to effect the registration under the Securities Act of the shares of Airco Common Stock to be issued to holders of Airborne Common Stock pursuant to the Merger, if any, including any supplements or amendments thereto.

“Remedial Actions” is defined in Section 5.12(d).

“Representatives” is defined in Section 5.5(a).

“Rule 145 Affiliate” is defined in Section 5.16.

“Rule 145 Affiliate Agreement” is defined in Section 5.16.

“SEC” means the United States Securities and Exchange Commission.

“Second Promissory Note” means the Promissory Note to be issued by Airco in favor of DHL Holdings (USA), Inc. in connection with the Separation in the form of Exhibit F2 to this Agreement.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facility” means the $275,000,000 Amended and Restated Credit Agreement, dated as of June 29, 2001, as amended by the First Amendment to the Amended and Restated Credit Agreement, dated as of March 14, 2002, by and among Airborne, Airborne Express, Airco, Wachovia Bank and the lenders named therein, as in effect on the date hereof.

“Separation” is defined in the Recitals to this Agreement.

“Separation Agreement” means the Master Separation Agreement by and between Airborne, Airco and Wilmington Air Park LLC in the form of Exhibit G to this Agreement.

“7.35% Notes” means the 7.35% Notes due September 15, 2005, issued under the 7.35% Notes Indenture.

“7.35% Notes Indenture” means the Indenture, dated as of December 15, 2002, by and among Airborne Express, Airco, Airborne Forwarding Corporation, Airborne FTZ, Inc. and Wilmington Air Park, Inc., and The Bank of New York, as amended or supplemented.

“Solvent” means that, as of the date of determination, such Person is “solvent” within the meaning given to that term under applicable laws relating to fraudulent transfers and conveyances.

“Stock Consideration” is defined in Section 2.6(b).

“Subsidiary” means (i) with respect to any Person, another Person (A) of which greater than fifty percent (50%) of the capital stock, voting securities, other ownership or equity interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or other entity (or, if there are no such voting interests, greater than fifty percent (50%) of the equity interests) are owned or controlled, directly or indirectly, by such first Person or (B) of which such first Person is a general partner or similar controlling member, and (ii) with respect to Airborne, includes those subsidiaries of Airborne which are set forth on Schedule 3.1 hereto. For the avoidance of doubt, Airco is a Subsidiary of Airborne and will be a Subsidiary of Airborne until the Effective Time, and will not be a Subsidiary of Airborne following the Effective Time.

“Superior Proposal” is defined in Section 5.5(a).

“Surviving Corporation” is defined in Section 2.1.

“Tax” or “Taxes” means all taxes, charges, fees, levies, charges, imposts, duties, withholdings or other assessments, including income, withholding, capital, excise, employment, occupancy, property, ad valorem, sales, transfer, recording, documentary, registration, motor vehicle, franchise, use and gross receipts taxes, imposed by the United States or any state, county, local or foreign government or any subdivision thereof. Such terms shall also include any interest, penalties, fines or additions attributable to such assessments.

“Tax Return” means any return, report, information return or other document (including any related or supporting information, any schedule or attachment thereto, and any amendment thereof) filed or required to be filed with any federal, foreign, state or local taxing authority in connection with the determination, assessment, collection, administration or imposition of any Taxes.

“Tax Sharing Agreement” means the Tax Sharing Agreement by and between Airborne and Airco in the form of Exhibit H to this Agreement.

“Termination Date” is defined in Section 9.1.

“Termination Fee” is defined in Section 9.3(b).

“Third Party” is defined in Section 5.5(a).

“Title 49” means Title 49 of the United States Code, as amended, which, among other things, recodified and replaced the U.S. Federal Aviation Act of 1958, as amended, and the regulations promulgated pursuant thereto, or any subsequent legislation that amends, supplements, or supersedes such provisions.

“Transaction Agreements” means this Agreement, the ACMI Agreement, the Employee Matters Agreement, the Guaranties, the Global Transportation Agreement, the Hub and Line-Haul Services Agreement, the Promissory Notes, the Separation Agreement, the Tax Sharing Agreement, the Transition Services Agreement and the W Leases.

“Transferred Assets” shall have the meaning ascribed to such term in the Separation Agreement.

“Transition Services Agreement” means the Transition Services Agreement by and between Airco and Airborne in the form of Exhibit I to this Agreement.

“United States Citizen” means any Person who is a citizen of the United States as defined in Section 40102(a)(15) of Title 49, as definitively interpreted by the DOT in applicable precedent.

“WARN” is defined in Section 3.12.

“W Amended Lease” means the Amended and Restated Lease for Wilmington Air Park, Clinton County, Ohio, by and between Wilmington Air Park, Inc. and Airco in the form of Exhibit J to this Agreement.

“W Assignment” means the Assignment and Assumption of Lessee’s Interest under the Lease for Wilmington Air Park, by and between Airco and Airborne in the form of Exhibit K to this Agreement.

“W Leases” means the W Amended Lease, the W Assignment and the W Sublease.

“W Sublease” means the Sublease for a portion of Wilmington Air Park, by and between Airborne and Airco in the form of Exhibit L to this Agreement.

ARTICLE II

THE MERGER

Section 2.1    The Merger.    Upon the terms and subject to the conditions of this Agreement, Acquisition shall be merged with and into Airborne in accordance with the DGCL, the separate corporate existence of Acquisition shall cease and Airborne shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). Upon the consummation of the Merger on the terms and conditions of this Agreement, the Surviving Corporation shall succeed to all the rights, assets, liabilities and obligations of Airborne and Acquisition in accordance with the provisions of the DGCL.

Section 2.2    Consummation of Merger.    At or as soon as practicable after the Closing, the Parties shall cause the Merger to be consummated by duly filing with the Secretary of State of Delaware a properly executed certificate of merger in accordance with the provisions of the DGCL. Such certificate of merger shall be referred to herein as the “Certificate of Merger.” In accordance with the DGCL and the terms of the Certificate of Merger, the Merger shall be effective at the time and date which is the date and time of the filing of the Certificate of Merger with the Secretary of State of Delaware or such other time and date as DHL and Airborne may agree and as shall be specified in the Certificate of Merger (such time and date being hereinafter referred to respectively as the “Effective Time” and the “Effective Date”).

Section 2.3    Effect of Merger.    The Merger shall have the effects set forth in this Article II and in Section 259 of the DGCL.

Section 2.4    Certificate of Incorporation and Bylaws.    The certificate of incorporation of Airborne, as in existence immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time unless and until amended in accordance with its terms and as provided by law. The bylaws of Acquisition, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation from and after the Effective Time unless and until amended in accordance with their terms and the terms of the certificate of incorporation of the Surviving Corporation and as provided by law.

Section 2.5    Directors and Officers.    From and after the Effective Time, the initial directors and officers of the Surviving Corporation shall be the directors and officers of Acquisition. Such persons shall serve as directors or hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

Section 2.6    Effect on the Shares.    As of the Effective Time, by virtue of the Merger and without any action on the part of DHL, Acquisition, Airborne or the holder of any shares of Airborne Common Stock or any shares of common stock of Acquisition:

(a)    Cancellation and Conversion of Certain Stock.    Each share of Airborne Common Stock that immediately prior to the Effective Time is held by Airborne or any of its wholly owned Subsidiaries, as treasury stock or otherwise, or by DHL or any of its wholly owned Subsidiaries (collectively, the “Excluded Shares”) shall (i) in the case of shares of Airborne Common Stock held by Airborne, DHL or any wholly owned Subsidiary of DHL, automatically be canceled and retired and shall cease to exist and no cash, stock of Airco or other consideration shall be delivered in exchange therefor, and (ii) in the case of shares of Airborne Common Stock held by wholly owned Subsidiaries of Airborne, automatically be converted into one share of common stock of the Surviving Corporation following the Effective Time, and no cash, stock of Airco or other consideration shall be delivered in exchange therefor.

(b)    Conversion of Airborne Common Stock.    Subject to Section 2.7 and Section 5.12(d), each share of Airborne Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and Excluded Shares) shall be converted into the right to receive either (i) both (x) $21.25 in cash payable to the holder thereof, without interest (the “Cash Consideration”), less any required withholding taxes, and (y) one (1) fully paid and nonassessable share of Airco Common Stock (the “Stock Consideration”) or (ii) in the circumstances contemplated by Section 5.12 and 6.3, or as the parties acting reasonably may otherwise mutually agree subsequent to the date the Proxy Statement is first mailed to stockholders of Airborne, $21.65 in cash payable to the holder thereof, without interest (the “Alternative Consideration”), less any required withholding taxes, in which case the Separation shall not occur and the condition set forth in Section 6.6 shall be deemed satisfied. For purposes of this Agreement, the “Merger Consideration” shall mean the Cash Consideration together with the Stock Consideration or the Alternative Consideration, as applicable.

(c)    Cancellation and Retirement of Airborne Common Stock.    As of the Effective Time, all issued and outstanding shares of Airborne Common Stock (other than Dissenting Shares, which shall be treated in accordance with Section 2.7, and Excluded Shares, which shall be canceled or remain outstanding in accordance with Section 2.6(a)) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate (each an “Airborne Certificate”) previously representing any such shares of Airborne Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Airborne Certificate in accordance with Section 2.8, the Merger Consideration into which the shares of Airborne Common Stock represented by such Airborne Certificate have been converted pursuant to this Section 2.6.

(d)    Cancellation and Retirement of Airco Common Stock.    Each share of Airco Common Stock or of any other equity security of Airco that immediately prior to the Effective Time is held by Airborne or any of its Subsidiaries, as treasury stock or otherwise, shall automatically be canceled and retired and shall cease to exist and no cash, stock of Airco or other consideration shall be delivered in exchange therefor.

(e)    Conversion of Stock of Acquisition.    Each share of common stock, par value $0.01 per share, of Acquisition issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock of the Surviving Corporation and shall, together with the shares of common stock of the Surviving Corporation, if any, held by its wholly owned Subsidiaries pursuant to Section 2.6(a), constitute the only issued and outstanding capital stock of the Surviving Corporation following the Effective Time.

Section 2.7    Dissenting Shares.    Notwithstanding any provision of this Agreement to the contrary, shares of Airborne Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by stockholders who have not voted in favor of the adoption of this Agreement and approval of the Merger or consented thereto in writing and who have properly exercised their right to dissent from the Merger in accordance with, and shall have complied with all other applicable requirements of, Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration at or after the Effective Time, but instead shall become the right to receive such consideration as may be determined to be due to the holder of such Dissenting Shares pursuant to the DGCL; provided, however, that any Dissenting Shares held by a holder who shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal and payment under Section 262 of the DGCL shall thereupon be deemed to have been converted into the right to receive the Merger Consideration, without interest thereon and less any required withholding taxes, and shall no longer be considered Dissenting Shares. Any holder of Dissenting Shares who becomes entitled to payment for such holder’s Airborne Common Stock pursuant to Section 262 of the DGCL shall receive payment therefor only from the Surviving Corporation. Airborne shall give DHL prompt notice of any demands received by Airborne for appraisal of shares, and DHL shall have the opportunity to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of DHL or as may otherwise be required by applicable law, Airborne shall not make any payment with respect to, or settle or offer to settle, any such demands.

Section	2.8 Exchange of Certificates.

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(a)    Exchange Agent.    Prior to the Closing Date, DHL shall appoint a bank or trust company (reasonably acceptable to Airborne) to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration.

(b)    Exchange Fund.    From time to time after the Effective Time, DHL will make available to the Exchange Agent cash in an amount and at times necessary to pay the Cash Consideration (the “Exchange Fund”) due upon the surrender of Airborne Certificates. The Exchange Fund shall not be used for any purpose other than the payment of the Cash Consideration and stockholders of Airborne shall not be entitled to receive interest on any funds in the Exchange Fund. DHL agrees to make available to the Exchange Agent from time to time, as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.9(b).

(c)    Exchange Shares.    Prior to or at the Effective Time, Airborne shall make available to the Exchange Agent, for the benefit of the holders of Airborne Common Stock immediately prior to the Effective Time, a certificate or certificates (the “Exchange Shares Certificates”) representing the shares of Airco Common Stock issuable pursuant to Section 2.6 in exchange for shares of Airborne Common Stock (such shares, the “Exchange Shares”). The Exchange Agent shall hold the shares of Airco Common Stock represented by the Exchange Shares Certificate on behalf of the holders of Airborne Common Stock immediately prior to the Effective Time and the shares of Airco Common Stock represented by the Exchange Shares Certificates shall not be transferred and the Exchange Agent shall not deliver any Exchange Shares to any Person (other than to Airco upon its request following the Termination Date). Prior to delivery to holders of Airborne Common Stock of Exchange Shares Certificates as set forth above, subject to any requirements of the DOT, the Exchange Agent shall vote any shares of Airco Common Stock held by it in the same proportion as all other holders of Airco Common Stock vote. Airco shall, and Airborne shall cause Airco to, agree pursuant to the Separation Agreement to make available for exchange hereunder from time to time after the Effective Time additional Exchange Shares to the extent the Exchange Shares held by the Exchange Agent are insufficient to pay the Stock Consideration, if any, due upon the surrender of Airborne Certificates.

(d)    Exchange Procedures.    As soon as reasonably practicable after the Effective Time, DHL and the Surviving Corporation will cause the Exchange Agent to send to each holder of record of Airborne Certificates whose shares were converted pursuant to Section 2.6 into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Airborne Certificates shall pass, only upon delivery of the Airborne Certificates to the Exchange Agent and shall be in such form and have such other provisions as DHL and the Surviving Corporation and the Exchange Agent shall reasonably specify) and (ii) instructions for use in effecting the surrender of Airborne Certificates in exchange for the Merger Consideration. Upon surrender of an Airborne Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Airborne Certificate shall be entitled to receive in exchange therefor (A) a certificate representing that number of whole shares of Airco Common Stock which such holder has the right to receive pursuant to the provisions of Section 2.6, if any, and (B) a check in the amount (after giving effect to any required tax withholding) of the Cash Consideration that the holder is entitled to receive under Section 2.6, and the Airborne Certificate so surrendered shall immediately be canceled. No interest will be paid or accrued with respect to any Merger Consideration deliverable upon due surrender of the Airborne Certificates. In the event of a transfer of ownership of Airborne Common Stock that is not registered in the transfer records of Airborne, payment may be made to a transferee if, and only if, the Airborne Certificate representing such Airborne Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.8, each Airborne Certificate (other than Airborne Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time for all purposes to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Airborne Certificate pursuant to this Article II. In the case of Airborne Certificates representing Dissenting Shares, each Airborne Certificate representing Dissenting Shares shall be deemed at any time after the Effective Time for all purposes to represent only the right to receive the fair value of such Dissenting Shares pursuant to the DGCL.

(e)    No Further Ownership Rights in Airborne Common Stock; Transfer Books.    The payment of the Merger Consideration upon the surrender for exchange of shares of Airborne Common Stock in accordance with the terms hereof shall be deemed to have been issued and made in full satisfaction of all rights pertaining to such shares of Airborne Common Stock, and (except with respect to Dissenting Shares) following the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Airborne Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Airborne Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 2.8, subject to applicable law in the case of Airborne Certificates representing Dissenting Shares. From and after the Effective Time, holders of Airborne Certificates shall cease to have any rights as stockholders of Airborne, except as provided by law.

(f)    Lost, Stolen or Destroyed Certificates.    If any Airborne Certificates shall have been lost, stolen or destroyed, then payment shall be made in accordance with this Section 2.8 in exchange for such lost, stolen or destroyed Airborne Certificates, upon the delivery to the Exchange Agent of an affidavit of that fact by the Person claiming such Airborne Certificate to be lost, stolen or destroyed and an indemnity in form reasonably satisfactory to DHL (and, if required by DHL, the posting by such Person of a bond, in such reasonable amount as DHL may direct, as an indemnity) against any claim that may be made against the Exchange Agent or DHL or otherwise with respect to such Airborne Certificate.

(g)    Termination of Exchange Fund.    Any portion of the Exchange Fund made available to the Exchange Agent pursuant to this Section 2.8 that remains undistributed to holders of Airborne Certificates for one (1) year after the Effective Time shall be delivered by the Exchange Agent to DHL, upon demand, and any holders of Airborne Certificates who have not theretofore complied with this Section 2.8 shall thereafter only look to DHL for payment of the Cash Consideration portion of their claim. Any portion of the Exchange Shares made available to the Exchange Agent pursuant to this Section 2.8 that remains undistributed to holders of Airborne Certificates for one (1) year after the Effective Time shall be delivered by the Exchange Agent to Airco, upon the demand of DHL or the Surviving Corporation. Any holders of Airborne Certificates who have not theretofore complied with this Section 2.8 shall thereafter only look to the Surviving Corporation for payment of the Stock Consideration portion of their claim. If, after the Exchange Shares have been returned to Airco, additional Exchange Shares are required for exchange hereunder, then Airco shall make available to the Surviving Corporation additional shares of Airco Common Stock for exchange hereunder (and Airco shall, and Airborne shall cause Airco to, agree pursuant to the Separation Agreement to (i) promptly make such additional Exchange Shares available to the Surviving Corporation upon its request and (ii) indemnify and hold harmless the Surviving Corporation and its Affiliates for any damages or losses the Surviving Corporation or any of its Affiliates may suffer as a result of Airco’s failure to promptly provide such shares).

(h)    No Liability.    Neither DHL, Airborne, the Surviving Corporation, Airco nor the Exchange Agent shall be liable to any former holder of shares of Airborne Common Stock for any stock or cash held by DHL, the Surviving Corporation, Airco or the Exchange Agent for payment pursuant to this Section 2.8 properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(i)    Investment of Exchange Fund.    The Exchange Agent shall invest the Exchange Fund as directed by DHL; provided that such investment shall be in (i) securities issued or directly and fully guaranteed or insured by the Unites States of America government or any agency or instrumentality thereof, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively, or (iii) certificates of deposit and bankers’ acceptances and overnight bank deposits with any commercial bank, depository institution or trust company incorporated or doing business under the laws of the United States of America, any state thereof or the District of Columbia. Any interest and other income resulting from such investments shall be paid to DHL.

(j)    Withholding Rights.    DHL, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Airborne Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of any state, local or foreign tax law. To the extent that amounts are so withheld by DHL, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Airborne Common Stock in respect of which such deduction or withholding was made by DHL, the Surviving Corporation or the Exchange Agent.

Section 2.9    Stock Options.

(a)    Each holder of an outstanding and unexercised stock option (the “Airborne Stock Options”) under the Airborne Option Plans, whether or not vested or exercisable, shall be entitled to receive at the Effective Time (i) from DHL, an amount in cash (net of any applicable withholding taxes) equal to the product of (A) the number of shares of Airborne Common Stock previously subject to the Airborne Stock Option and (B) the excess of the per share amount of cash to be paid in the Merger over the exercise price per share of Airborne Common Stock previously subject to the Airborne Stock Option, and (ii) subject to paying cash in lieu of fractional shares under Section 2.9(b), if any shares of Airco Common Stock are being issued as part of the Merger Consideration, the Stock Consideration (net of any applicable withholding taxes) receivable in respect of the shares of Airco Common Stock as were previously subject to such holder’s Airborne Stock Options; provided, however, that any Stock Option that has an exercise price per share of Airborne Common Stock that is equal to or greater than the per share amount of cash to be paid in the Merger shall be canceled in full without any payment in respect thereof; and provided, further, that at and after the Effective Time all Airborne Stock Options shall be canceled in full, and no Airborne Stock Options shall be exercisable, whether for shares of Airborne Common Stock, shares of Airco Common Stock or shares of DHL common stock.

(b)     No Fractional Shares.    Notwithstanding anything herein to the contrary, no certificates or scrip or shares of Airco Common Stock representing fractional shares of Airco Common Stock shall be issued in connection with the conversion of the Airborne Stock Options, and such fractional interests will not entitle the owner thereof to any rights of a stockholder of Airco or a holder of shares of Airco Common Stock. In lieu of any such fractional interests, each holder of Airborne Stock Options exchanged pursuant to Section 2.9(a) who would otherwise have been entitled to receive a fraction of a share of Airco Common Stock shall receive cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Airco Common Stock multiplied by (ii) $0.40. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify DHL, and DHL shall deposit such amounts with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interest subject to and in accordance with the terms hereof.

Section 2.10    Closing.    Unless the transactions herein contemplated have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017, at 10:00 a.m., local time, on July 25, 2003, or on the second (2nd) Business Day after all of the closing conditions set forth in Articles VI, VII and VIII have been satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Effective Time, but subject to the satisfaction or waiver of those conditions) (in any event, the “Closing Date”), unless otherwise provided by the mutual agreement, in writing, of Airborne, DHL and Acquisition; provided that if, at July 25, 2003, or such other time as all of the closing conditions set forth in Articles VI, VII and VIII have been satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Effective Time), the Parties have not received the DOT Approval, then DHL shall have the right to delay the Closing until the Business Day preceding the End Date.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AIRBORNE

Airborne hereby represents and warrants to DHL and Acquisition as follows:

Section 3.1    Organization and Qualification.

(a)    Airborne and each of its Subsidiaries is a corporation duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept) and has all requisite corporate, partnership or other similar powers to own, lease and operate its properties and to carry on its business as currently conducted, other than such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Airborne and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation or other foreign legal entity and is in good standing in each jurisdiction where such qualification is necessary (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept), with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Complete and correct copies of the articles or certificate of incorporation and bylaws or other similar organizational documents, all as amended to date, have been delivered or made available to DHL. Such articles or certificate of incorporation and bylaws are in full force and effect as of the date hereof and no other organizational documents are applicable to or binding upon Airborne. Schedule 3.1 sets forth (i) a list of all Subsidiaries of Airborne and their respective jurisdictions of organization, identifies Airborne’s direct or indirect percentage ownership or equity interest therein and, to the Knowledge of Airborne, identifies all Persons other than Airborne who have any ownership or equity interests therein, together with such Persons’ percentage interest, and (ii) a list of all of the Persons in which Airborne or any of its Subsidiaries (other than through SERP or any deferred compensation plan listed on Schedule 3.18(a)) own or have the right or obligation to acquire voting securities or any other ownership interests (the “Investment Interests”). Except for Liens created under the express terms of any Indebtedness set forth on Schedule 3.4, such Investment Interests are owned free and clear of any and all Liens, other than Permitted Liens.

(b)    At the Effective Time, Airco will be a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and will have all requisite corporate or other similar powers required to own, lease and operate its properties and to carry on the Airco Business, other than such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Airco will, at the consummation of the Separation, be duly qualified or licensed to do business as a foreign corporation or other foreign legal entity and be in good standing in each jurisdiction where such qualification is necessary, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Copies of (i) the certificate of incorporation for Airco and (ii) the bylaws for Airco that, in each case, will be in effect at the time of the Separation and the Effective Time are attached hereto as Exhibits M and N, respectively. Such certificates of incorporation and bylaws will, at the consummation of the Separation, be in full force and effect and no other charter or similar documents will be applicable to or binding upon Airco.

Section 3.2    Authorization.    Airborne has and Airco, at the Effective Time, will have all requisite power and authority to execute and deliver each of the Transaction Agreements to which it is a party and all of the other agreements, documents, instruments and certificates contemplated thereby, to perform its obligations under each of the Transaction Agreements to which it is a party and, subject in the case of Airborne to obtaining the Airborne Stockholders’ Approval with respect to the Merger, to consummate the transactions contemplated thereby. The execution, delivery and performance by each of Airborne and Airco of the Transaction Agreements to which it is a party and the consummation by each of Airborne and Airco of the transactions contemplated thereby have been (in the case of Airborne) and will be as of the Effective Time (in the case of Airco) duly authorized by each of Airborne and Airco, and assuming the receipt of all consents of third parties identified on Schedule 3.2, no other corporate proceedings on the part of either Airborne or Airco are necessary to authorize the Transaction Agreements or to consummate the transaction so contemplated (other than, with respect to actions required to be taken by Airborne or Airco to consummate the Separation as contemplated by the Separation Agreement and the other related Transaction Agreements or with respect to the Merger, obtaining the Airborne Stockholders’ Approval). This Agreement and the other Transaction Agreements to which either Airborne or Airco is a party constitute (or will upon execution constitute) the legally valid and binding agreement of Airborne and Airco, as the case may be (assuming due authorization, execution and delivery of this Agreement and the other Transaction Agreements to which DHL or Acquisition are parties, by DHL and Acquisition), enforceable against Airborne and Airco, as the case may be, in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting generally the enforcement of creditors’ rights and remedies and general principles of equity, including any limitations on the availability of the remedy of specific performance or injunctive relief regardless of whether specific performance or injunctive relief is sought in a proceeding at law or in equity.

Section 3.3    Capitalization and Share Ownership.

(a)    As of the date of this Agreement, the authorized capital stock of Airborne consists of (i) 120,000,000 shares of Airborne Common Stock and (ii) 6,000,000 shares of Preferred Stock, with no par value (the “Preferred Stock”), of which no shares are designated (other than the 300,000 shares of Series A Participating Cumulative Preferred Stock (without par value) that were so designated in connection with the Airborne Rights Agreement) or issued and outstanding. As of February 28, 2003, (A) 48,449,641 shares of Airborne Common Stock (excluding shares held by Airborne or any of its Subsidiaries, as treasury stock or otherwise) were issued and outstanding, (B) 3,228,526 shares of Airborne Common Stock were held by Airborne and its Subsidiaries, as treasury stock or otherwise, (C) no shares of Preferred Stock were issued and outstanding, (D) 2,970,088 shares of Airborne Common Stock were reserved for issuance pursuant to the Airborne Stock Options and (E) 6,600,000 shares of Airborne Common Stock were reserved for issuance upon the conversion of the Convertible Senior Notes. All outstanding shares of Airborne Common Stock are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock of Airborne is entitled to preemptive rights. All of the shares of Airborne Common Stock which may be issued pursuant to the Airborne Stock Options will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive (or similar) rights. Schedule 3.3 contains a true and complete list, as of February 28, 2003, of all outstanding options to purchase Airborne Common Stock granted under the Airborne Option Plans and all other options, warrants or rights, including under the Airborne, Inc., Director Stock Bonus Plan, as amended, to purchase or receive Airborne Common Stock granted by Airborne or any of its Subsidiaries (collectively, the “Airborne Stock Issuance Rights”), the number of shares subject to such Airborne Stock Option or Airborne Stock Issuance Right, the grant dates and exercise prices of each such Airborne Stock Option or, as applicable, Airborne Stock Issuance Right and the names of the holders thereof. As of February 28, 2003, there were outstanding Airborne Stock Options to purchase 4,821,545 shares of Airborne Common Stock with exercise prices on a per share basis lower than the Cash Consideration. From February 28, 2003, until the execution of this Agreement, Airborne has not issued any capital stock or any options, warrants or other rights to acquire capital stock (or securities convertible into or exercisable or exchangeable for capital stock), other than the issuance of shares of Airborne Common Stock pursuant to options referred to in clause (y) above that were outstanding as of the close of business on February 28, 2003. There are no outstanding stock appreciation rights or other rights that are linked to the price of the Airborne Common Stock granted under any Airborne Option Plan or otherwise, whether or not granted in tandem with a related Airborne Stock Option. Other than as set forth on Schedule 3.3, there are no options, warrants or other rights to acquire capital stock, or other equity or voting interests in Airborne or securities convertible into or exercisable or exchangeable for capital stock or other equity or voting interests in Airborne. Except as set forth on Schedule 3.3, each of the outstanding shares of capital stock of, or other equity or voting interest in, Airborne’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by Airborne or another of its wholly owned Subsidiaries, free and clear of all Liens, other than Permitted Liens. There are no outstanding obligations of Airborne or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Airborne or any of its Subsidiaries and, as of the date hereof, no irrevocable proxies have been granted with respect to the shares of Airborne Common Stock or equity of Subsidiaries of Airborne. Other than (i) rights of lessors under capital and real property leases and commitments for sales of assets in the ordinary course of business consistent with past practice or (ii) as set forth on Schedule 3.3, no Person has any right to acquire any interest in the business or assets of Airborne or any of its Subsidiaries (including any right of first refusal or similar right), other than pursuant to the Transaction Agreements or pursuant to rights of condemnation or eminent domain afforded by law. No shares of Airborne Common Stock are owned by any Subsidiary of Airborne.

(b)    At the Effective Time, the authorized capital stock of Airco will consist of (i) 75,000,000 shares of Airco Common Stock, all of the outstanding shares of which will be issued to Airborne, and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share, of which (A) 75,000 shares will be designated as Series A Junior Participating Preferred Stock, par value $0.01 per share in connection with the Airco Rights Agreement, and (B) no shares will be issued and outstanding. All outstanding shares of Airco Common Stock, when issued, will be duly authorized, validly issued, fully paid and nonassessable. As of the Effective Time, there will be no options, warrants or other rights to acquire capital stock (or securities convertible into or exercisable or exchangeable for capital stock) from Airco, other than pursuant to the Airco Rights Agreement or the Airco Option Plan.

(c)    The Airborne Rights Agreement has been terminated and the Preferred Stock purchase rights provided for thereunder are no longer outstanding.

Section 3.4    Indebtedness.

(a)    Schedule 3.4 hereto sets forth all of the agreements or instruments pursuant to which any of the Indebtedness of Airborne and its Subsidiaries is outstanding, together with the amount outstanding thereunder, in each case as of the date hereof, except for such Indebtedness with an aggregate principal or capitalized amount not in excess of $2,000,000 individually or $25,000,000 in the aggregate. Other than as set forth on Schedule 3.4, as of the date hereof and as of immediately prior to the Effective Time, there is no default or event of default under any such agreement or instrument, and no event has occurred, which, with notice or lapse of time or both, would be a default or event of default under any such agreement or instrument, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Complete and correct copies of each such agreement or instrument set forth on Schedule 3.4 have been delivered or made available to DHL prior to the date hereof.

(b)    The conversion price for the Convertible Senior Notes as of the date hereof is $23.39.

Section 3.5    Governmental Authorization; Noncontravention.

(a)    The execution, delivery and performance by each of Airborne and Airco of the Transaction Agreements to which it is a party and the consummation by each of Airborne and Airco of the transactions contemplated thereby require no consent, approval, authorization or permit of, action by or in respect of, or filing with or notification to, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Airborne and Airco are qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable non-U.S. antitrust, competition, merger control or investment laws, rules or regulations, including Council Regulation No. 4064/89 of the European Community, as amended (collectively, “Non-U.S. Merger Control Laws”), (iv) any filings, consents, orders, exemptions, notifications, disclaimers or authorizations required under Title 49 and the rules and regulations of the FAA, (v) any filings, consents, orders, exemptions, notifications, disclaimers or authorizations required under Title 49 and the rules and regulations of the DOT, including the notice to the DOT of the change of ownership of Airco as part of the Separation, (vi) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable securities laws, whether state or foreign (including the filing of the Registration Statement with the SEC), (vii) such other consents, approvals, authorizations and notifications as are set forth on Schedule 3.5(a), (viii) notification to the New York Stock Exchange, Inc., and (ix) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    The execution, delivery and performance by each of Airborne and Airco of the Transaction Agreements to which it is a party and the consummation by each of Airborne and Airco of the transactions contemplated thereby do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Airborne, Airco or any other Subsidiary of Airborne, (ii) assuming compliance with the matters referred to in Section 3.5(a), contravene, conflict with or result in a violation or breach of any provision of any applicable Legal Requirement (provided that no representation or warranty is made with respect to any antitrust statue, regulation or rule as to which any consent or approval is being sought in accordance with Section 3.5(a)) applicable to Airborne or Airco or by which its or any of their respective properties or assets are bound or affected, (iii) except for the consents set forth on Schedule 3.5(b) and assuming compliance with the matters referred to in Section 3.5(a), require any consent or other action by any Person under, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, or cause or permit the termination, cancellation, acceleration, triggering or other change of any right or obligation or the loss of any benefit to which Airborne, Airco or any other Subsidiary of Airborne is entitled under (A) any provision of any Material Contract binding upon Airborne, Airco or any other Subsidiary of Airborne or (B) any license, permit, certificate, approval or other similar authorization held by, or affecting, or relating in any way to, the assets or business of, Airborne, Airco or any other Subsidiary of Airborne, or (iv) result in the creation or imposition of any Lien, except for Permitted Liens, on any asset of Airborne, Airco or any other Subsidiary of Airborne, other than such exceptions in the case of clauses (ii), (iii) and (iv) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.6    SEC Filings.

(a)    All required reports, prospectuses, forms, schedules, proxy statements or registration statements filed by Airborne or any of its Subsidiaries with the SEC since January 1, 2000 are collectively referred to herein as the “Airborne SEC Reports”. A true and complete copy of each of the Airborne SEC Reports filed prior to the date hereof has been made available to DHL prior to the date hereof. Except as set forth in Schedule 3.6, no Subsidiary of Airborne is required to file any report, prospectus, form, schedule, proxy statement or registration statement with the SEC.

(b)    All Airborne SEC Reports, as of their respective filing dates (and as of the date of any amendment to the respective Airborne SEC Reports), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

(c)    None of the Airborne SEC Reports (including any financial statements included or incorporated by reference therein), as of their respective filing dates (with respect to filings made under the Exchange Act ) or as of the respective dates upon which such filing became effective (with respect to filings made under the Securities

Act), (and, if amended or superseded prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d)    Since January 1, 2000, Airborne has timely filed all Airborne SEC Reports required to be filed with the SEC under the Securities Act, the Exchange Act and the rules and regulations of the SEC.

Section 3.7    Financial Statements; Undisclosed Liabilities.

(a)    Airborne Financial Statements.    The audited consolidated financial statements and unaudited consolidated interim financial statements (including any related notes and schedules) (i) as of and for the fiscal year ended December 31, 2002, included in Airborne’s Form 10-K for the year then ended and (ii) included in any Airborne SEC Report filed after the date hereof (A) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC, (B) have been prepared in accordance with past practice and GAAP during the periods involved (except as otherwise stated therein and subject to normal year end adjustments in the case of any unaudited interim financial statements) and (C) fairly present in all material respects the financial position of Airborne and its consolidated Subsidiaries as of the dates thereof and the results of operations and changes in financial position for the periods or as of the dates then ended. The books and records of Airborne and its Subsidiaries have been, and are being maintained in accordance with applicable legal and accounting requirements.

(b)    Undisclosed Liabilities.    Except as set forth in the audited financial statements as of and for the year ended December 31, 2002, included in Airborne’s Form 10-K for the fiscal year then ended, Airborne and its Subsidiaries do not have any liability or obligation of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities or obligations incurred in the ordinary course of business consistent with past practices since December 31, 2002, that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) immaterial liabilities or obligations not required to be disclosed on financial statements prepared in accordance with GAAP, or (iii) liabilities or obligations otherwise set forth on Schedule 3.7(b).

(c)    Pro Forma Balance Sheet.    The Pro Forma Balance Sheet has been prepared from the books and records of Airborne and its Subsidiaries, which books and records have been have been maintained in accordance with applicable legal and accounting requirements.

Section 3.8    Absence of Certain Changes.

Except as disclosed in the Airborne SEC Reports filed and publicly available prior to the date hereof, since December 31, 2002, or as otherwise expressly permitted by this Agreement, the businesses of Airborne and each of its Subsidiaries have been operated in the ordinary course and consistent with past practices and since such date there has not occurred:

(a)    except as set forth in Schedule 3.8(a), to the date of this Agreement, any Material Adverse Effect or any condition, event or occurrence which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)    any proceeding with respect to a merger, consolidation, liquidation or reorganization of Airborne or any of its Subsidiaries other than such proceedings relating to this Agreement;

(c)    as of the date hereof, except as set forth in Schedule 3.8(c), any other action which, if it had been taken after the date hereof, would have required the consent of DHL under clauses (iv), (v), (vi), (vii), (ix), (x), (xii), (xvii) or (xxii) of Section 5.1(a) hereof;

(d)    as of the date hereof, except as set forth in Schedule 3.8(d), any (i) increase in the compensation or fringe benefits of any current vice president or more senior officer of Airborne or its Subsidiaries (except for increases in salary or wages in the ordinary course of business consistent with past practice), (ii) grant of any severance or termination pay to any current vice president or more senior officer of Airborne or its Subsidiaries or (iii) loans by Airborne or any of its Subsidiaries or Affiliates to any Airborne Employee; or

(e)    any agreement by Airborne or any of its Subsidiaries to take any of the actions described in the foregoing.

Section 3.9    Licenses.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, as of immediately prior to the Effective Time, assuming receipt of the consents, approvals, authorizations, permits, actions, filings and notifications contemplated by Section 3.5 in connection with the transactions contemplated hereby, (i) Airborne and each of its Subsidiaries, as applicable, holds all licenses, permits, certificates, approvals or other similar authorizations, including all operating certificates, air service designations, orders and approvals of all Governmental Authorities, including the FAA and the DOT, necessary for such entity to own, lease or operate its properties and assets and to conduct its business as presently conducted (the “Licenses”), (ii) each of the Licenses is valid, in full force and effect and enforceable in accordance with its terms, (iii) Airborne and each of its Subsidiaries, as applicable, has fulfilled when due, or has taken all action necessary to enable it to fulfill when due, all of its obligations under each of the Licenses, and no waiver or indulgence has been granted by any of the parties thereto, (iv) there has not occurred any breach by Airborne or any of its Subsidiaries or by any other party thereto under any of the Licenses, (v) none of the Governmental Authorities that has issued any License has notified Airborne or any of its Subsidiaries (A) of its intent to modify, revoke, terminate or fail to renew any such License, now or in the future, or (B) that Airborne or any of its Subsidiaries is in violation of the terms of any such License and no action has been threatened with respect thereto and (vi) there is not pending any proceeding, application, petition, objection or other pleading with any Governmental Authority that questions the validity of any of the Licenses or which presents a substantial risk that, if accepted or granted, would result in the revocation, cancellation, suspension or any adverse modification of any of the Licenses.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the Effective Time and assuming receipt of the consents, approvals, authorizations, permits, actions, filings and notifications contemplated by Section 3.5 in connection with the transactions contemplated by the Transaction Agreements, (i) Airco will hold all Licenses necessary for such entity to own, lease or operate its properties and assets and to conduct the Airco Business, other than any License, the grant of which requires any DOT action in respect of the citizenship or fitness of Airco which has not been obtained at or prior to the Effective Time (such Licenses, the “Airco Business Licenses”), (ii) each of the Airco Business Licenses will be valid, in full force and effect and enforceable in accordance with its terms and (iii) none of the Governmental Authorities that has issued any Airco Business License will have notified Airco or any of its Subsidiaries of (A) its intent to modify, revoke, terminate or fail to renew such Airco Business License at such time or in the future, or (B) that Airco or any of its Subsidiaries is in violation of the terms of any such Airco Business License, and no action, proceeding or other pleading will be pending or threatened with respect thereto or that questions the validity of, or is likely to result in the revocation or adverse modification of, any Airco Business License.

Section 3.10    Title to and Condition of Assets.

(a)    Title to Assets.    Except for Permitted Liens and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Airborne and its Subsidiaries (i) have good and marketable title to, or a valid and enforceable leasehold interest in, all of the assets required for or used in the conduct of their businesses as currently conducted and (ii) immediately prior to the Effective Time, will have good and marketable title to, or a valid and enforceable leasehold interest in, all of the assets required for or used in the conduct of the Airborne Business, in each case free and clear of all Liens other than a Permitted Lien.

Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, immediately prior to the Effective Time, Airco will have good and marketable title to, or a valid and enforceable leasehold interest in, all of the Airco Assets, free and clear of all Liens, other than Permitted Liens.

(b)    Condition of Assets.    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all of the assets required for or used in the business of Airborne and its Subsidiaries as currently conducted, including the Airco Assets, are in good operating condition and repair, ordinary wear and tear excepted.

Section 3.11    Litigation; Compliance with Laws.

(a)    Litigation.    Except for (i) claims arising from workers compensation or other employment disputes or vehicle and premises liability and which are covered by insurance (although subject to applicable deductibles and self insured retentions) and other claims of a nature and magnitude encountered in the ordinary course of business consistent with past practice and (ii) claims set forth in Schedule 3.11, (A) there is no suit, claim, action, proceeding (at law or in equity) or investigation pending or, to Airborne’s Knowledge, threatened, against Airborne or any of its Subsidiaries or any of their respective properties or rights before or by any arbitrator, court or other Governmental Authority, and (B) neither Airborne nor any of its Subsidiaries is subject to any outstanding judgment, writ, decree, injunction or order of any Governmental Authority or other arbitrator that, in any such case described in clauses (A) and (B), would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the date hereof, there are no suits, claims, actions, proceedings (at law or in equity) or investigations pending or, to Airborne’s Knowledge, threatened, seeking to or that would reasonably be expected to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement or the other Transaction Agreements.

(b)    Compliance.    Except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof and as of immediately prior to the Effective Time, Airborne and its Subsidiaries are in compliance with all Legal Requirements applicable to them or their respective businesses or operations and have not received notification of any asserted present or past failure to so comply.

Section 3.12    Employment Matters.

Except as set forth in Schedule 3.12 and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i)    as of the date hereof, (A) there are no collective bargaining agreements, or any other contracts or agreements, relating to, involving or affecting the employees of Airborne or any of its Subsidiaries with any labor organization or other representative of any employees of, or Persons providing services to, Airborne or any of its Subsidiaries, (B) there are no such contracts or agreements presently being negotiated and (C) neither Airborne nor any of its Subsidiaries has any obligation to bargain with any labor organization with respect to any employees of Airborne or any of its Subsidiaries;

(ii)    neither Airborne nor any of its Subsidiaries is a party to any (i) employment agreement or change in control agreement with any employee, officer or director, or (ii) consulting agreement with any Person that involves payments in excess of $200,000 annually, nor in either case is any such contract or agreement presently being negotiated;

(iii)    as of the date hereof, there is no unfair labor practice charge or complaint pending or, to the Knowledge of Airborne, threatened against Airborne or its Subsidiaries;

(iv)    as of the date hereof, there is no labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy in effect, or, to the Knowledge of Airborne, threatened against or otherwise affecting Airborne or any of its Subsidiaries, and neither Airborne nor any of its Subsidiaries has experienced any such labor controversy within the past three (3) years;

(v)    as of the date hereof, no representation question exists or has been raised respecting any of the employees of Airborne or any of its Subsidiaries within the past three (3) years, nor, to the Knowledge of Airborne, are there any campaigns being conducted to solicit cards from employees of Airborne, any of its Subsidiaries or any of the independent contractors engaged by Airborne or any of its Subsidiaries to authorize representation by any labor organization;

(vi)    as of the date hereof, no action, suit, complaint, charge, arbitration, proceeding or investigation by or before any Governmental Authority brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the employees of Airborne or any of its Subsidiaries is pending or, to the Knowledge of Airborne, threatened against Airborne or any of its Subsidiaries;

(vii)    as of the date hereof, no grievance is pending or, to the Knowledge of Airborne, threatened;

(viii)    neither Airborne nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Government Authority relating to employees or employment practices;

(ix)    Airborne and each of its Subsidiaries is in compliance with all applicable Legal Requirements, agreements, contracts, and policies relating to employment, employment practices, wages, hours, terms and conditions of employment, and the conduct of any business as an employment agency or employee leasing company;

(x)    Airborne and each of its Subsidiaries has paid in full or accrued all wages, salaries, commissions, bonuses, benefits and other compensation due to such employees or otherwise arising under any policy, practice, agreement, plan, program, statute or other law;

(xi)    except (A) in respect of amounts payable under general severance or similar policies, (B) the express terms of the Benefit Plans, (C) the change in control agreements set forth on Schedule 3.18(g), (D) any liabilities specifically accrued on Airborne’s consolidated balance sheet as of December 31, 2002, contained in the Airborne SEC Reports, (E) that result from actions that may be taken by DHL, the Surviving Corporation and their respective Affiliates after the Effective Time and (F) severance pay for work force reductions in accordance with past practice, neither Airborne nor any of its Subsidiaries is liable for any severance pay or other payments to any employee or former employee arising from the termination of employment, nor will Airborne or any of its Subsidiaries have any liability under any benefit or severance policy, practice, agreement, plan, or program which exists or arises, or may be deemed to exist or arise, under any applicable Legal Requirement or otherwise, as a result of or in connection with the Merger and the Separation contemplated hereunder or as a result of the termination of any persons employed by Airborne or any of its Subsidiaries on or prior to the Closing Date;

(xii)    neither Airborne nor any of its Subsidiaries has closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past three (3) years, nor has Airborne or any of its Subsidiaries planned or announced any such action or program for the future; and

(xiii)    Airborne and each of its Subsidiaries is in compliance with its obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”), and, as of the date hereof, all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise.

Section 3.13    Tax Matters.

(a)    Except as disclosed in Schedule 3.13(a), (i) Airborne and each of its Subsidiaries has filed timely all material Tax Returns required to be filed, and all such Tax Returns are true, correct and complete in all material respects, (ii) Airborne and each of its Subsidiaries has timely paid (and Airborne has made adequate reserves therefor in its financial statements included in the Airborne SEC Reports) all Taxes which are due and payable pursuant to such Tax Returns and (iii) Airborne has made due and sufficient accruals in the financial statements in accordance with GAAP in the latest Airborne SEC Reports for all Taxes of Airborne or any of its Subsidiaries with respect to any taxable period, or portion thereof, ending on or prior to the date of the latest Airborne SEC Reports for which Tax Returns have not yet been filed, or for which Taxes have been accrued but are not yet due and owing. Airborne and each of its Subsidiaries has withheld and paid all material Taxes required to be withheld and paid in connection with amounts paid and owing to any employee. The following are materially accurate: (i) as of December 31, 2002, the federal income tax basis balance sheet of Wilmington Air Park, Inc., Airborne FTZ, Inc. and Aviation Fuel, Inc. were as set forth in Schedule 3.13(a) and the aggregate net federal income tax basis of the Transferred Assets (subject to adjustment for changes in assets approved by the Parties prior to the Effective Date and/or as set forth in Section 3.2(c) of the Separation Agreement) other than the assets of Wilmington Air Park, Inc., Airborne FTZ, Inc. and Aviation Fuel, Inc. (and held by Airco or its subsidiaries on December 31, 2002) was between $40,000,000 and $44,000,000; (ii) as of the date of the distribution of Airco stock by Airborne Express, Inc. to Airborne in 2000, the aggregate gross federal income tax asset basis of Airborne Express, Inc. and the direct and indirect wholly-owned subsidiaries of Airborne Express, Inc., reduced by liabilities for federal income purposes of Airborne Express, Inc. and the direct and indirect wholly-owned subsidiaries of Airborne Express, Inc. (in the case of both assets and liabilities, excluding any intercompany accounts), was $693,829,000; (iii) as of the date of the distribution of Airco stock by Airborne Express, Inc. to Airborne in 2000, the federal income tax basis balance sheet of Airco was as set forth on Schedule 3.13(a); (iv) the aggregate federal income tax adjustments to the tax basis of the Airco stock from immediately after the distribution by Airborne Express, Inc. of Airco stock to Airborne in 2000 to December 31, 2002, not including any adjustment caused by the distribution itself, was a reduction of approximately $19,500,000, assuming the special 30% depreciation deduction for certain property placed in service permitted by Section 168(k) of the Code was not taken by Airco or any of its subsidiaries in 2002 (the aggregate amount of such depreciation deduction was not more than $5,000,000).

(b)    Except as disclosed in Schedule 3.13(b), (i) neither Airborne nor any of its Subsidiaries has received written notice of any proposed or determined Tax deficiency or assessment from any Governmental Authority, (ii) as of the date hereof, there are no audits, examinations, requests for information or other administrative proceedings pending with respect to Airborne or any of its Subsidiaries and adequate provision for Taxes with respect to the audits, examinations or other proceedings set forth on Schedule 3.13(b) has been made and reflected on the financial statements in the Airborne SEC Reports, (iii) there are no outstanding agreements or waivers by or with respect to Airborne or any of its Subsidiaries that extend the statutory period of limitations applicable to any federal, state or local Tax Returns or Taxes for any period, (iv) neither Airborne nor any of its Subsidiaries has entered into any closing agreements or other agreements with any Governmental Authority relating to the payment of Taxes by such Party, and (v) there are no Liens for Taxes on the assets of Airborne or its Subsidiaries, except for Liens for Taxes not yet due. There will be no Tax allocation or Tax sharing agreement in effect on the Effective Date (other than the Tax Sharing Agreement) under which Airborne or any of its Subsidiaries may be liable, and neither Airborne nor any of its Subsidiaries is liable for any unpaid Taxes of any Person (other than Airborne and its Subsidiaries) under Treasury Regulations Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise. Except as disclosed on Schedule 3.13(b), neither Airborne nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of (A) any change in method of accounting under section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), (B) material deferred intercompany gains or any material excess loss accounts, including with respect to the stock of Airco, or (C) installment sale or open transaction dispositions made on or prior to the Closing.

Section 3.14    Real Property.

(a)    Schedule 3.14(a) lists all of the real property owned by Airborne or any of its Subsidiaries (the “Owned Real Property”). Except as disclosed in Schedule 3.14(a), each of Airborne and its Subsidiaries has good, valid and marketable title to the Owned Real Property material to the business of Airborne and its Subsidiaries, taken as a whole, free and clear of all Liens, other than Permitted Liens. Except as set forth on

Schedule 3.14(a), (i) there are no outstanding contracts for the sale of any of the Owned Real Property and (ii) there are no leases, subleases, licenses, concessions or any other contracts or agreements granting to any person or entity other than Airborne or any of its Subsidiaries any right to the possession, use, occupancy or enjoyment of any of the Owned Real Property or any portion thereof, other than pursuant to the Separation Agreement.

(b)    Schedule 3.14(b) lists each (i) hub facility, gateway facility and central corporate office that is leased or subleased by Airborne and each of its Subsidiaries and (ii) other real property which is leased or subleased by Airborne and each of its Subsidiaries with annual lease payments in excess of $1,000,000 (collectively, the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”). Except as disclosed in Schedule 3.14(b), each of Airborne and its Subsidiaries hold good and valid leasehold interests in the Leased Real Property free and clear of all Liens, other than Permitted Liens or Liens encumbering the lessor’s interest in the Leased Real Property incurred by the lessor. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the leases and subleases under which the Leased Real Property is held (A) is in full force and effect, (B) grants in all respects the leasehold interests or rights or use they purport to grant and (C) is enforceable against Airborne or its Subsidiary and, to the Knowledge of Airborne, against the other party or parties thereto, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws of general applicability relating to or affecting creditor’s rights and to general equity principles. To the Knowledge of Airborne, as of the date hereof and, assuming receipt of the consents, approvals, authorizations, permits, actions, filings and notifications contemplated by Section 3.5 in connection with the transactions contemplated by the Transaction Agreements, as of the Effective Time no material default exists under any lease or sublease under which the Leased Real Property is held to which Airborne or any of its Subsidiaries is a party and no circumstance exists which, with the giving of notice, the passage of time or both, is reasonably likely to result in such a default. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of Airborne and its Subsidiaries have complied with and timely performed all conditions, covenants, undertakings and obligations, including the payment of all rental obligations, on their parts to be complied with or performed under each of the leases and subleases under which the Leased Real Property is held to which it is a party. Complete and correct copies of each lease and sublease under which the Leased Real Property is held have been delivered or made available to DHL prior to the date hereof.

(c)    The Real Property constitutes all of the real property owned or leased by Airborne or its Subsidiaries and used in the operation of business of Airborne and its Subsidiaries as currently conducted, except for leased real property having annual lease payments of less than $1,000,000.

(d)    Except for such failures as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Real Property (including the improvements located thereon) (i) is in reasonable operating condition and repair consistent with its present use and (ii) is available for immediate use in the conduct of the business or operations of Airborne and its Subsidiaries. Except as set forth on Schedule 3.14(d), as of the date hereof, there are no existing, or to the Knowledge of Airborne, any threatened or pending condemnation or eminent domain proceedings (or proceedings in lieu thereof) affecting the Real Property or any portion thereof. Except as set forth on Schedule 3.14(d), neither Airborne nor any of its Subsidiaries is obligated under or bound by any option, right of first refusal, purchase contract or other contractual right to sell or dispose of any Real Property or any portion thereof which Real Property, individually or in the aggregate, is material to Airborne or any of its Subsidiaries.

Section 3.15    Environmental Matters.    Except as disclosed in Schedule 3.15, and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)    Airborne and its Subsidiaries hold and, to the Knowledge of Airborne, are and have been (except for such failures as have been remedied) in compliance with all Environmental Permits, and Airborne and its Subsidiaries are otherwise in compliance with all Environmental Laws;

(b)    neither Airborne nor any of its Subsidiaries has received any Environmental Claim that has not been fully resolved and, to the Knowledge of Airborne, there are no threatened Environmental Claims against Airborne or any of its Subsidiaries; and

(c)    neither Airborne nor any of its Subsidiaries has entered into or agreed to any consent decree, order or agreement under any Environmental Law, and neither Airborne nor any of its Subsidiaries is subject to any judgment, decree or order relating to compliance with any Environmental Law or, to the Knowledge of Airborne, to investigation, cleanup, remediation or removal of Hazardous Materials under any Environmental Law.

(d)    For the purposes of this Section 3.15, the terms “Airborne” and “Subsidiary” shall include any entity that is, in whole or part, a predecessor of Airborne or any of its Subsidiaries.

Section 3.16    Insurance.    The material assets and the business operations of Airborne and each of its Subsidiaries are insured against claims, losses or damages in amounts that are (i) sufficient to satisfy the insurance coverage requirements of any applicable Legal Requirements and (ii) consistent with Airborne’s past practices. All such material policies are in full force and effect. Airborne has made available to DHL prior to the date hereof copies of all such material insurance policies, each of which is set forth on Schedule 3.16.

Section 3.17    Intellectual Property.

(a)    To the Knowledge of Airborne, Airborne and its Subsidiaries own, license or have valid rights to use all patents, registered and unregistered material trademarks, service marks and trade names, domain names, registered copyrights, technology, know-how and processes, together with all rights, priorities and privileges relating, whether arising under United States, multinational or foreign laws or otherwise and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom that are material and necessary to, and currently used in, the business of Airborne and its Subsidiaries (collectively, the “Intellectual Property”), except for such failures as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    The Intellectual Property owned by Airborne and its Subsidiaries is owned free and clear of all Liens, other than Permitted Liens.

(c)    To the Knowledge of Airborne, there is no material unauthorized use, improper disclosure, infringement or misappropriation of any material trademark owned by Airborne or any of its Subsidiaries, or any material trademark held by any third party pursuant to a license from Airborne or any of its Subsidiaries.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all registrations for patents, trademarks, service marks and copyrights owned by Airborne and its Subsidiaries are unexpired and subsisting. Except as set forth on Schedule 3.17(d), as of the date of this Agreement, to the Knowledge of Airborne, the conduct of the business as currently conducted does not constitute an infringement or misappropriation in any material respect of any Intellectual Property of any third party. Except as set forth on Schedule 3.17(d), as of the date of this Agreement, no actions are pending or, to the Knowledge of Airborne, threatened, against Airborne or its Subsidiaries alleging the material Intellectual Property used in the business in any respect infringes or misappropriates any third party or any third party’s Intellectual Property rights, or challenging Airborne’s or its Subsidiaries’ ownership of, or the enforceability or validity of the material Intellectual Property currently used in the business.

Section 3.18    Employee Benefits.

(a)    List and Provision of Benefit Plans.    Schedule 3.18(a) contains a true and complete list of each Benefit Plan other than Foreign Benefit Plans. With respect to each Benefit Plan, other than a Multiemployer Plan, a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof, has been provided or made available to DHL, together with, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter; (iii) any handbook, brochure, summary plan description and other summary materials provided by Airborne or any of its Affiliates to Airborne Employees describing the benefits provided under a Benefit Plan; and (iv) except as set forth on Schedule 3.18(a), for the three (3) most recent years for which they are available on the date hereof (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(b)    Compliance.    (i) Each Benefit Plan, other than a Multiemployer Plan or a Foreign Benefit Plan, has been established and administered in accordance with its terms, and in material compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) except as set forth on Schedule 3.18(b), each Benefit Plan other than a Multiemployer Plan, that is intended to be qualified within the meaning of Code Section 401(a) is so qualified, has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification or that could not be corrected without a Material Adverse Effect; (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no event has occurred and no condition exists that would subject Airborne or any of its Subsidiaries, either directly or by reason of their affiliation with any member of their respective Controlled Group, to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (iv) for each Benefit Plan with respect to which Airborne or any of its Subsidiaries or any member of their respective Controlled Group has filed a Form 5500, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; and (v) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to each Benefit Plan, other than a Multiemployer Plan or a Foreign Benefit Plan, there has not occurred any “reportable event” (as such term is defined in ERISA Section 4043), “prohibited transaction” (as such term is defined in ERISA Section 406 and Code Section 4975) or “accumulated funding deficiency” (as such term is defined in ERISA Section 302 and Code Section 412 (whether or not waived)).

(c)    Retiree Welfare.    Except as set forth on Schedule 3.18(c), neither Airborne nor any of its Subsidiaries has incurred any material liability or projected material liability in respect of post-employment or post-retirement health benefits, medical benefits or life insurance benefits for current, former or retired employees, except as required to avoid an excise tax under Section 4980B of the Code or otherwise except as may be required pursuant to any other applicable law.

(d)    Pension Funding.    With respect to each of the Benefit Plans that is not a Multiemployer Plan but is subject to Title IV of ERISA, the excesses of the present values of the accrued benefits (vested and unvested) of the participants in such Benefit Plan on a termination and projected benefit obligation basis, based on the actuarial methods and assumptions indicated in the most recent applicable actuarial valuation reports over the assets of such Benefit Plans as of December 31, 2002, are set forth in Schedule 3.18(d).

(e)    Multiemployer Plans.    Except as set forth on Schedule 3.18(e), with respect to any Multiemployer Plan to which Airborne, any of its Subsidiaries or any member of their respective Controlled Group has any liability or contributes (or has at any time contributed or had an obligation to contribute), to the Knowledge of Airborne as of the date hereof: (i) at no time during the immediately preceding three (3) year period, has Airborne, its Subsidiaries or any member of their respective Controlled Group incurred any material withdrawal liability under Title IV of ERISA which remains unsatisfied or received any notice that it would have a material withdrawal liability if it were to withdraw from any such Multiemployer Plan; and (ii) at no time during the immediately preceding three (3) year period was any such Multiemployer Plan in reorganization or insolvent (as those terms are defined in ERISA Sections 4241 and 4245, respectively).

(f)    Claims and Audits.    Except as set forth on Schedule 3.18(f), with respect to any Benefit Plan (or, with respect to any Multiemployer Plan, to the Knowledge of Airborne): (i) no material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Airborne, threatened;

(ii) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims; (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation in respect of any Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein; and (iv) no administrative investigation, audit or other administrative proceeding (including an amnesty proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other governmental agencies are pending, in progress or, to the Knowledge of Airborne, threatened.

(g)    Accelerated Payments; Enhanced Benefits.    Except as set forth on Schedule 3.18(g), no Benefit Plan exists that, as a result of the execution of this Agreement or the transactions contemplated by this Agreement (whether alone or in conjunction with any other event), could result in (i) the payment to any Airborne Employee of any money or other property, (ii) the provision of any benefit or accrual to any Airborne Employee, or (iii) the increase, acceleration or provision of any payments, benefits or other rights to any Airborne Employee, whether or not such payment, right or benefit would constitute a “parachute payment” within the meaning of Code Section 280G.

(h)    Non-U.S. Plans.    Schedule 3.18(h) contains a true and complete list of each Foreign Benefit Plan. With respect to any Foreign Benefit Plan: (i) all Foreign Benefit Plans have been established, maintained and administered in compliance in all material respects with their terms and all applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling governmental authority or instrumentality; (ii) all Foreign Benefit Plans that are required to be funded are funded to the extent required by applicable Legal Requirements and the terms of such Foreign Benefit Plan, and with respect to all other Foreign Benefit Plans, adequate reserves therefore have been established on the accounting statements of Airborne or its Subsidiary, as applicable; and (iii) except as set forth on Schedule 3.18(i), no material liability or obligation of Airborne or any of its Subsidiaries exists with respect to such Foreign Benefit Plans that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.19    Material Contracts.    Except as disclosed in the Airborne SEC Reports filed and publicly available prior to the date hereof, neither Airborne nor any of its Subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) or any agreement, contract or commitment that would be such a “material contract” but for the exception for contracts entered into in the ordinary course of business consistent with past practice or (ii) any non-competition agreement or any other agreement or obligation which materially limits or will materially limit Airborne or any of its Subsidiaries (or after the Merger, DHL, the Surviving Corporation or any Affiliate thereof) from engaging in the business of providing airborne courier, related freight forwarder and related services (the contracts, agreements and commitments referred to in clauses (i) and (ii), the “Material Contracts”). Except as set forth on Schedule 3.19 and except would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) each of the contracts, agreements and commitments of Airborne or any of its Subsidiaries is valid and in full force and effect and (B) neither Airborne nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any such contracts, agreements and commitments. To the Knowledge of Airborne, no counterparty to any such contracts, agreements and commitments has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default or other breach under the provisions of, such contracts, agreements and commitments, except for defaults or breaches which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 3.19, neither Airborne nor any of its Subsidiaries is a party to, or otherwise a guarantor of or liable with respect to, any interest rate, currency or other swap or derivative transaction, other than any such transactions which are not material to the business of Airborne. Airborne has delivered or made available to DHL a copy of each Material Contract prior to the date hereof.

Section 3.20    Information Supplied.    The Registration Statement and each amendment or supplement thereto will, at the time it becomes effective and at the time of the Airborne Stockholders’ Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Proxy Statement and each amendment or supplement thereto will, at the date it is first mailed to stockholders of Airborne and at the time of the Airborne Stockholders’ Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that in each case no representation or warranty is made by Airborne or its Subsidiaries with respect to statements made or incorporated by reference therein based on information relating to DHL or Acquisition and supplied in writing by either DHL or Acquisition specifically for inclusion or incorporation by reference therein. The Registration Statement and the Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act.

Section 3.21    Affiliate Transactions.    Except as set forth in Schedule 3.21, benefits under the terms of any Benefit Plans or as disclosed in the Airborne SEC Reports filed and publicly available prior to the date of this Agreement, there are no contracts, commitments, agreements, arrangements or other transactions between Airborne or any of its Subsidiaries, on the one hand, and any (i) executive officer or director of Airborne or any of its Subsidiaries, (ii) record or beneficial owner of five percent (5%) or more of the voting securities of Airborne (except for the provision of transportation services to such Person by Airborne and its Subsidiaries on customary terms) or (iii) to the Knowledge of Airborne, affiliate (as such term is defined in Regulation 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand.

Section 3.22    Board Recommendation.    The Board of Directors of Airborne, at a meeting duly called, has unconditionally and unanimously (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are fair to and in the best interests of the stockholders of Airborne, (ii) approved and adopted this Agreement and approved the Merger, (iii) subject to Section 5.5, resolved to recommend that the holders of shares of Airborne Common Stock approve this Agreement and the Merger, and (iv) subject to Section 5.5, directed that adoption of this Agreement and the Merger be submitted to Airborne’s stockholders (collectively, the “Airborne Board Recommendation”).

Section 3.23    Antitakeover Statutes.    Prior to the date hereof, the Board of Directors of Airborne has approved the Merger and such action represents the only action necessary to exempt the Merger, this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby from the restrictions of Section 203 of the DGCL. No other antitakeover or similar federal, state or local statute or regulation applies or purports to apply to this Agreement, any of the other Transaction Agreements or any of the transactions contemplated hereby or thereby.

Section 3.24    Vote Required.    The vote of the holders of a majority of the outstanding shares of Airborne Common Stock entitled to vote thereon is the only vote of the holders of any class or series of capital stock of Airborne or any of its Subsidiaries necessary to approve the Merger, this Agreement and the other Transaction Agreements and the transactions contemplated hereby and thereby (such approval, the “Airborne Stockholders’ Approval”).

Section 3.25    Aircraft.

(a)    Schedule 3.25(a) sets forth a true, correct and complete list of all of the aircraft and engines owned, leased or operated by Airborne and its Subsidiaries as of the date hereof, including a description of the type and number of each such aircraft, the date Airco placed such aircraft in service or proposes to place such aircraft in service. Except for aircraft in storage or being used for spare parts (which aircraft are appropriately identified on Schedule 3.25(a)), each such aircraft (i) is set forth on Airco’s FAA-approved Operations Specifications, (ii) has a currently valid airworthiness certificate in the transport category issued by the FAA and (iii) to the Knowledge of Airborne, is being maintained in all material respects in accordance with Airco’s FAA-approved maintenance programs and all other applicable FAA and other regulatory standards.

(b)    Except as set forth on Schedule 3.25(b), neither Airborne, Airco nor any of Airborne’s other Subsidiaries is a party to any contract, lease or other agreement or arrangement to (i) acquire (whether by purchase or lease or otherwise) additional aircraft or (ii) dispose of any aircraft, in each case after the date hereof.

(c)    All of the aircraft set forth on Schedule 3.25(a) comply with the Stage III noise requirements promulgated by the FAA.

Section 3.26    Landing Rights.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, Airborne has and, as of immediately prior to the Effective Time, Airco will have all of the landing rights necessary for such Person to conduct its business as presently conducted or as contemplated to be conducted by the Transaction Agreements.

Section 3.27    U.S. Citizenship.    To the Knowledge of Airborne, as of the date hereof and immediately prior to the Effective Time, each of Airborne and Airco is a United States Citizen and is an “air carrier” within the meaning of Title 49, operating pursuant to the terms of one or more certificates of public convenience and necessity duly issued to it by the DOT, which certificates are in full force and effect and are adequate for the conduct of the business that Airborne or Airco is conducting.

Section 3.28    Opinion of Financial Advisor.    Airborne has received the opinion of Goldman, Sachs & Co. to the effect that, as of the date hereof and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be received by the stockholders of Airborne is fair to such stockholders from a financial point of view. An executed copy of such opinion will be delivered to DHL.

Section 3.29    Finders and Brokers.    No broker, finder or investment banker, financial advisor or other Person, other than Goldman Sachs & Co. and any Person providing a solvency opinion, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by any of the Transaction Agreements based upon arrangements made by or on behalf of Airborne or its Subsidiaries. Airborne has heretofore furnished to DHL a complete and correct copy of all agreements between Airborne or its Subsidiaries and Goldman Sachs & Co. pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF DHL AND ACQUISITION

DHL and Acquisition, jointly and severally, hereby represent and warrant to Airborne and Airco as follows:

Section 4.1    Organization and Qualification.     Each of DHL and Acquisition is a corporation duly formed, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, and has all requisite corporate power to own, lease and operate its properties and to carry on its business as currently conducted, other than such exceptions as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on DHL’s or Acquisition’s ability to consummate the transactions contemplated by this Agreement. Each of DHL and Acquisition is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, with such exceptions as would not reasonably be expected to have a material adverse effect on DHL’s or Acquisition’s ability to consummate the transactions contemplated by this Agreement. Complete and correct copies of each of DHL’s and Acquisition’s certificates of incorporation and bylaws, all as amended to date, have been delivered or made available to Airborne. Such certificates of incorporation and bylaws are in full force and effect as of the date hereof and no other organizational documents are applicable to or binding upon DHL or Acquisition.

Section 4.2    Authorization.    Each of DHL and Acquisition has all requisite power and authority to execute and deliver each of the Transaction Agreements to which such Person is a party and all of the other agreements, documents, instruments and certificates contemplated thereby, to perform its obligations under each of the Transaction Agreements to which it is a party and to consummate the transactions contemplated thereby. The execution, delivery and performance by each of DHL and Acquisition of each of the Transaction Agreements to which it is a party and the consummation by each of DHL and Acquisition of the transactions contemplated thereby have been duly authorized by each of DHL and Acquisition. This Agreement is and the other Transaction Agreements to which either DHL or Acquisition is a party constitute (or will upon execution constitute) the legally valid and binding agreement of each of DHL and Acquisition, as the case may be (assuming due authorization, execution and delivery of this Agreement and the other Transaction Agreements to which Airborne or Airco are parties, by Airborne and Airco), enforceable against each of DHL and Acquisition in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws affecting generally the enforcement of creditors’ rights and remedies and general principles of equity, including any limitations on the availability of the remedy of specific performance or injunctive relief regardless of whether specific performance or injunctive relief is sought in a proceeding at law or in equity.

Section 4.3    Capitalization and Share Ownership.     The authorized capital stock of Acquisition consists of 1,000 shares of common stock, par value $0.01 per share, 1,000 shares of which are duly authorized, validly issued and outstanding, fully paid, nonassessable and owned by DHL Holdings (USA), Inc. free and clear of all Liens. No class of capital stock of Acquisition is subject to preemptive (or similar) rights. Acquisition was formed solely for the purpose of engaging in a business combination transaction with Airborne and has engaged in no other business activities and has conducted its operations solely as contemplated hereby. Except as described in the first sentence of this Section 4.3, Acquisition has not issued any capital stock or any options, warrants or other rights to acquire capital stock (or securities convertible into or exercisable or exchangeable for capital stock). Except for this Agreement, there are no options, warrants or other rights to acquire capital stock or other equity or voting interests in Acquisition or securities convertible into or exercisable or exchangeable for capital stock or other equity or voting interests in Acquisition. Except for this Agreement, no Person has any right to acquire any interest in the business or assets of Acquisition (including any rights of first refusal or similar right).

Section 4.4    Governmental Authorization; Noncontravention.

(a)    The execution, delivery and performance by each of DHL and Acquisition of the Transaction Agreements to which it is a party and the consummation by each of DHL and Acquisition of the transactions contemplated thereby requires no consent, approval, authorization or permit of, action by or in respect of, or filing with or notification to, any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Acquisition is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable Non-U.S. Merger Control Laws, (iv) any filings, consents, orders, etc., required under Title 49 and the rules and regulations of the FAA, (v) any filings, consents, orders, exemptions, notifications, disclaimers or authorizations required under Title 49 and the rules and regulations of the DOT, including the notice to the DOT of the change of ownership of Airco as part of the Separation, (vi) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable securities laws, whether state or foreign (including the filing of the Registration Statement with the SEC), (vii) such other consents, approvals, authorizations and notifications as are set forth on Schedule 4.4(a), and (viii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on DHL’s ability to consummate the transactions contemplated by this Agreement.

(b)    The execution, delivery and performance by each of the DHL and Acquisition of each of the Transaction Agreements to which such Person is a party and the consummation by each of DHL and Acquisition of the transactions contemplated thereby do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the certificate of incorporation or bylaws of either DHL or Acquisition, (ii) assuming compliance with the matters referred to in Section 4.4(a), contravene, conflict with or result in a violation or breach of any provision of any Legal Requirement (provided that no representation or warranty is made with respect to any antitrust statue, regulation or rule as to which any consent or approval is being sought in accordance with Section 4.4(a)) applicable to DHL or Acquisition or by which its or any of their respective properties or assets are bound or affected, and (iii) assuming compliance with the matters referred to in Section 4.4(a), require any consent or other action by any Person under, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, or cause or permit the termination, cancellation, acceleration, triggering or other change of any right or obligation or the loss of any benefit to which DHL or Acquisition is entitled under (A) any provision of any agreement or other instrument binding upon DHL or Acquisition or (B) any license, permit, certificate, approval or other similar authorization held by, or affecting, or relating in any way to, the assets or business of DHL or Acquisition, other than such exceptions in the case of clauses (ii) and (iii) as would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on DHL’s or Acquisition’s ability to consummate the transactions contemplated by this Agreement.

Section 4.5    Litigation.    Except for claims set forth in Schedule 4.5, (i) there is no suit, claim, action, proceeding (at law or in equity) or investigation pending or, to DHL’s knowledge, threatened against DHL or Acquisition or any of their respective properties or rights before or by any arbitrator, court or other Governmental Authority, and (ii) neither DHL nor Acquisition is subject to any outstanding judgment, writ, decree, injunction or order of any Governmental Authority or other arbitrator that, in any such case described in clauses (i) and (ii), would reasonably be expected to have, individually or in the aggregate, a material adverse effect on DHL’s ability to consummate the transactions contemplated by this Agreement. As of the date hereof, there are no suits, claims, actions, proceedings (at law or in equity) or investigations pending or, to DHL’s knowledge, threatened, seeking to or that would reasonably be expected to prevent, hinder, modify, delay or challenge the transactions contemplated by this Agreement or the other Transaction Agreements.

Section 4.6    Ownership of Airborne Common Stock.    Neither DHL nor Acquisition beneficially own, directly or indirectly, any shares of Airborne Common Stock or is a party to any agreement, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Airborne Common Stock.

Section 4.7    Information Supplied.    None of the information supplied or to be supplied by DHL or Acquisition for inclusion or incorporation by reference in (i) the Registration Statement and each amendment or supplement thereto will, at the time it becomes effective and at the time of the Airborne Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) the Proxy Statement and each amendment or supplement thereto will, at the date it is first mailed to stockholders of Airborne and at the time of the Airborne Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that in each case no representation or warranty is made by either DHL or Acquisition with respect to statements made or incorporated by reference therein based on information relating to Airborne and its Subsidiaries supplied by Airborne or any of its Subsidiaries specifically for inclusion or incorporation by reference therein.

Section 4.8    Finders and Brokers.    No broker, finder or investment banker, financial advisor or other Person, other than Deutsche Bank AG, the fees and expenses of which will be paid by DHL, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by any of the Transaction Agreements based upon arrangements made by or on behalf of DHL.

Section 4.9    Financing.    At the Effective Time, either Acquisition will have available or DHL will make available to Acquisition the funds necessary to purchase all of the Airborne Common Stock pursuant to the Merger and to pay all fees and expenses in connection therewith.

Section 4.10    Acquisition’s Operations.    Acquisition was formed solely for the purpose of engaging in the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by the Transaction Agreements.

Section 4.11    Fraudulent Conveyance.    After giving effect to the transactions contemplated by the Transaction Agreements, as of, and only as of, the Effective Time, the Surviving Corporation and its Subsidiaries will be Solvent.

ARTICLE V

PRE-CLOSING COVENANTS AND ADDITIONAL AGREEMENTS

Section 5.1    Conduct of Business.

(a)    During the period from the date of this Agreement and prior to the earlier of the Effective Time or the Termination Date, except as specifically contemplated or permitted by this Agreement or the other Transaction Agreements or with the prior written consent of DHL, Airborne shall, and shall cause its Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and use their respective best efforts to preserve intact their present business organizations, lines of business, rights and franchises and preserve their relationships with customers, suppliers, employees and others having business dealings with them. Without limiting the generality of the foregoing, except as specifically contemplated or permitted by this Agreement, the other Transaction Agreements or as set forth in Schedule 5.1 hereto, or unless DHL expressly consents in writing in advance (such consent not to be unreasonably withheld or delayed), Airborne agrees that it will not, and will cause each of its Subsidiaries not to:

(i)    willfully take any voluntary action which would cause Airborne to be unable to meet the condition set forth in Section 7.3 hereof;

(ii)    enter into, modify in any respect, terminate, renew for a period extending past the End Date, suspend or abrogate any contract, agreement, commitment, arrangement or understanding to which Airborne or any of its Subsidiaries is a party or by which any such Person or its assets is bound; provided that Airborne and its Subsidiaries shall be entitled to enter into new contracts, agreements, commitments, arrangements or understandings (A) which would involve payments by or to or the assumption of any other obligations or liabilities of any of the Surviving Corporation, Airborne or any of its Subsidiaries with a value not in excess of $1,000,000 individually or $15,000,000 in the aggregate, (B) with customers and independent contractors that are in ordinary course of business consistent with past practice, (C) to lease real property (other than with respect to any Leased Real Property) and equipment (other than with respect to any aircraft) and (D) in accordance with the other provisions of this Section 5.1(a), as long as, in any such case described in clauses (A), (B) and (C), such contracts are entered into in the ordinary course of business consistent with past practice and as long as, in the case of clause (C), the annual rental in respect of any such lease does not exceed $1,000,000; and provided, further, that Airborne and its Subsidiaries shall be entitled to enter into new collective bargaining agreements or renew any such existing agreements for a period extending past the End Date as long as Airborne has complied with the obligations set forth in Section 5.22 of this Agreement;

(iii)    sell (including sale-leaseback), lease, mortgage, encumber or otherwise dispose of or subject to a Lien (other than a Permitted Lien any assets of Airborne or any of its Subsidiaries (including the capital stock of any Subsidiary), except for (A) sales of non-material assets in the ordinary course of business consistent with past practices, (B) in connection with capital leases otherwise permitted by this Section 5.1(a) or (C) the amendment, renewal or refinancing of the Senior Credit Facility or the Accounts Receivable Facility (provided that such amendment, renewal or refinancing does not (x) increase the amounts available for borrowing thereunder, (y) materially increase the interest rate applicable to such facility or (z) impose any additional costs or obligations with respect to the prepayment or repayment of such facility);

(iv)    amend or propose to amend or otherwise change its certificate of incorporation or bylaws (or other applicable governing instruments), other than (A) the bylaw amendment approved by the Board of Directors of Airborne prior to the date hereof to effect the end of the classified board (a copy of which has been provided to DHL prior to the date hereof) and (B) the adoption by Airco of the certificate of incorporation and bylaws attached hereto as Exhibits M and N, respectively (and Airborne shall cause Airco to adopt such certificate of incorporation and bylaws prior to the consummation of the Separation);

(v)    split, combine, subdivide or reclassify any shares of its capital stock or other equity interests or declare, set aside, make or pay any dividend (other than Airborne’s regular quarterly dividend not to exceed $0.04 per share of Airborne Common Stock at normal record dates and payment dates) or other distribution (whether in cash, stock or property or any combination thereof), in respect of its or its Subsidiaries’ capital stock, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities or any securities of Airborne or any of its Subsidiaries, except for (A) dividends paid by any Subsidiary that is, directly or indirectly, wholly owned by Airborne and (B) stock for stock issuances made in connection with the exercise of any option under the Airborne Option Plans;

(vi)    issue, deliver, sell, encumber or otherwise dispose of or subject to a Lien, or authorize the issuance, delivery, sale, encumbrance or disposition of, or Lien on any shares of its capital stock of any class or other equity interests or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or other equity interests, other than (A) the issuance of shares of Airborne Common Stock upon the exercise of the Airborne Stock Options outstanding as of the date hereof in accordance with their present terms in the ordinary course of business consistent with past practice, (B) the issuance of shares of Airborne Common Stock upon the conversion of the Convertible Senior Notes and (C) as expressly contemplated in the Transaction Agreements;

(vii)    (A) materially increase benefits under any Benefits Plan, (B) materially increase funding under any Benefit Plan, except in the ordinary course of business consistent with past practice or as required by law, (C) establish, adopt, enter into, amend (other than any amendment that would result in a reduction in the costs of such Benefit Plan) or terminate any Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Benefit Plan if it were in existence as of the date of this Agreement in, (D) grant or agree to grant any increase in the rates of salaries or compensation payable to any Airborne Employee except in the ordinary course of business consistent with past practice (other than as required by law or in connection with the entry into, amendment, renewal of any collective bargaining agreement, as long as Airborne has complied with the obligations set forth in Section 5.22 of this Agreement), or (E) enter into, modify in any respect, terminate or renew for a period extending past the normal renewal cycle, consistent with past practice, any directors’ and officers’ liability insurance policy other than as contemplated by Section 5.10 of this Agreement;

(viii)    enter into, modify in any respect, terminate, renew for a period extending past the End Date, suspend or abrogate any existing (i) employment agreement, change in control agreement or other severance agreement, other than with respect to at will employment agreements that may be terminated without penalty or (ii) consulting agreement or sales agency contract with respect to the performance of personal services that provides for the payments in excess of $200,000 annually;

(ix)    (A) loan any money to any Airborne Employee or Affiliate of Airborne, (B) advance any money to any Airborne Employee or Affiliate of Airborne, except in the ordinary course of business consistent with past practice, or (C) loan or advance any money to any other Person (other than to Airborne or a wholly owned Subsidiary of Airborne) other than in the ordinary course of business consistent with past practice and in amounts not in excess of $1,500,000 in the aggregate outstanding at any time;

(x)    directly or indirectly acquire, make any investment (other than investments not exceeding $5,000,000 in the aggregate or investments in cash or cash equivalents consistent with past practice) in, or make any capital contributions to, any Person (other than in or to a Subsidiary of Airborne) other than in the ordinary course of business consistent with past practice;

(xi)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly (including by lease), any assets, other than (A) pursuant to agreements in effect as of the date hereof and set forth on Schedule 5.1, (B) in accordance with Section 5.1(a)(xxii) or (C) assets, not constituting a business, in the ordinary course of business consistent with past practice;

(xii)    repurchase or incur, or agree to repurchase or incur, any Indebtedness, other than (A) Indebtedness incurred in the ordinary course of business consistent with past practice and in amounts and on terms consistent with past practices and not in excess of $1,000,000 individually or $10,000,000 in the aggregate or (B) Indebtedness incurred in the ordinary course of business consistent with past practice or refinanced pursuant to the Senior Credit Facility and the Accounts Receivable Facility or any renewal thereof;

(xiii)    enter into, or amend in any material respect or terminate any material joint venture, partnership or other similar arrangement;

(xiv)    (A) pay, discharge or satisfy any claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except for the payment, discharge or satisfaction of liabilities or obligations in the ordinary course of business consistent with past practices or in accordance with their terms as in effect on the date hereof or as contemplated by this Section 5.1(a), (B) waive, release, grant, or transfer or fail to enforce any rights of material value, other than in the ordinary course of business consistent with past practices, or (C) settle or compromise any litigation, investigation, arbitration, proceeding or claim (whether or not commenced prior to the date of this Agreement), other than settlements or compromises of litigation (x) where the amount paid (after giving effect to insurance proceeds actually received) in settlement or compromise does not exceed $1,000,000 individually or $5,000,000 in the aggregate or (y) involving workers compensation or other employment disputes or vehicle and premises liability claims covered by insurance (subject to deductibles and self-insured retentions) settled or compromised in the ordinary course of business consistent with past practice;

(xv)    make or change any material income tax election inconsistent with past practice, amend any material income tax election or settle any material tax liability in excess of amounts reserved therefor on the financial statements of Airborne as of the date hereof;

(xvi)    enter into or amend any transaction, contract, commitment, arrangement or understanding with any Affiliate of Airborne, other than as contemplated by the Transaction Agreements;

(xvii)    except as may be required as a result of a change in law or in GAAP, change any of the accounting practices or principles used by it;

(xviii)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Airborne or any of its Subsidiaries (other than the Merger and the Separation);

(xix)    enter into any transaction, contract, commitment, arrangement or understanding that limits or otherwise restricts Airborne or any of its Subsidiaries from engaging in any business in any geographic location;

(xx)    fail to maintain all material insurance listed in Schedule 3.16 or, if such insurance has expired, obtain and maintain substantially similar insurance to the extent available at commercially reasonable terms;

(xxi)    fail to file with the DOT and the FAA all material reports required to be filed under applicable DOT or FAA rules and regulations in the ordinary course of business in order to operate the Airco Business as currently conducted until immediately prior to the Effective Time;

(xxii)    other than as set forth in the capital expenditures budget for fiscal 2003, a copy of which was delivered to DHL prior to the date hereof, make or authorize any single capital expenditure in excess of $2,000,000 or capital expenditures which are, in the aggregate, in excess of $15,000,000 for Airborne and its Subsidiaries, taken as a whole; or

(xxiii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b)    The Parties agree to establish, promptly after the date hereof, a process pursuant to which any consent required from DHL under Section 5.1(a) will be sought and addressed in a timely manner, including by designating a contact person at a senior level at each of the Parties to administer the consent process.

Section 5.2    Preparation of the Registration Statement and the Proxy Statement.

(a)    Promptly following the execution of this Agreement, Airborne shall prepare and file with the SEC the Proxy Statement, and Airborne shall cause Airco to, prepare and file with the SEC the Registration Statement (in which the Proxy Statement will be included as a prospectus). The Proxy Statement will include an explanation that a vote to approve the Merger and adopt the Merger Agreement will constitute approval of the Merger, regardless of whether the Merger Consideration consists solely of Cash Consideration or a combination of Cash Consideration and Stock Consideration in accordance with Article II. Airborne shall, and shall cause Airco to, use its respective best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger, and DHL shall use its best efforts to assist Airborne and Airco in this regard. Airborne will cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each of the Parties shall furnish all information concerning itself and its Subsidiaries to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Registration Statement and the preparation, filing and distribution of the Proxy Statement. Airborne shall cause the Proxy Statement and Airborne and Airco shall cause the Registration Statement to comply as to form and substance in all material respects with the applicable requirements of (i) the Exchange Act, including Sections 14(a) and 14(d) thereof and the respective regulations promulgated thereunder, (ii) the Securities Act, (iii) the rules and regulations of The New York Stock Exchange, Inc. and the Pacific Exchange, Inc., and (iv) the DGCL.

(b)    The Proxy Statement shall include the unanimous and unconditional Airborne Board Recommendation, except as otherwise provided in Section 5.5(c) of this Agreement.

(c)    The Parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Proxy Statement and the Registration Statement and advise one another of any oral comments with respect to the Proxy Statement and the Registration Statement received from the SEC. The Parties will cooperate in preparing and filing with the SEC any necessary amendment or supplement to the Proxy Statement or the Registration Statement. Neither the Proxy Statement nor the Registration Statement shall initially be filed with the SEC, and no amendment or supplement to the Proxy Statement or Registration Statement shall be filed with the SEC, without the approval of both DHL and Airborne, which approvals shall not be unreasonably withheld or delayed. Notwithstanding the forgoing, but without limiting any provision of Section 5.5 or Article IX, in the event that an Acquisition Proposal has been made and continues to be pending, Airborne shall have the right to file of any amendment or supplement to the Proxy Statement or Registration Statement that addresses such Acquisition Proposal without DHL’s prior consent.

(d)    If, at any time after the mailing of the definitive Proxy Statement and prior to the Airborne Stockholders Meeting, any event should occur that results in the Proxy Statement or the Registration Statement containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Proxy Statement or the Registration Statement Airborne, Airco and DHL shall promptly notify each other of the occurrence of such event and then promptly prepare, file and clear with the SEC such amendment or supplement and Airborne shall, as may be required by the SEC, mail to its stockholders each such amendment or supplement.

Section 5.3    Compliance with Antitrust Requirements.

(a)    As promptly as practicable after the date hereof, each of the Parties shall file or cause to be filed all necessary (i) Notification and Report Forms mandated by the HSR Act to be filed by them or by any other Person as a result of the transactions contemplated by this Agreement and (ii) notices, reports and other documents or materials required to be filed with any non-U.S. Governmental Authorities by them or by any other Person as a result of the transactions contemplated by this Agreement, including under any applicable Non-U.S. Merger Control Laws, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such laws or by such Governmental Authorities and to use its best efforts to cause the expiration or termination of any applicable waiting period under the HSR Act or an Non-U.S. Merger Control Laws and the receipt of any applicable approvals under such laws or from such Governmental Authorities as soon as practicable. Notwithstanding anything to the contrary in this Agreement, neither DHL, any of DHL’s Subsidiaries nor Airborne shall be required to or shall agree (and Airborne shall cause Airco not to agree) to any prohibition, limitation or other requirements that would (A) adversely affect any rights or obligations of such Party or the Surviving Corporation under the Transaction Agreements in a manner which, individually or in the aggregate, would reasonably be expected to be materially adverse to the assets, liabilities, business, results of operations, or condition (financial or otherwise) of such Party or the Surviving Corporation and its Subsidiaries, taken as a whole, or (B) materially impair the ability of such Party or the Surviving Corporation to conduct its business as currently conducted or as contemplated to be conducted by the Transaction Agreements.

(b)    Each of the Parties shall, in connection with the efforts referenced in Section 5.3(a), use its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform each of the other Parties of any communication received by such Party from, or given by such Party to, the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) consult with each other in advance to the extent practicable of any meeting or conference with the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other Parties the opportunity to attend and participate in such meetings and conferences, and (iv) prevent or contest the imposition of any judgment, injunction, order or decree of any Governmental Authority seeking to enjoin, restrain or delay the consummation of the transactions contemplated by any of the Transaction Agreements.

Section 5.4    Airborne Stockholders’ Meeting.

(a)    Whether or not the board of directors of Airborne shall take any action permitted by Section 5.5(c), Airborne shall establish a record date for and shall cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of this Agreement, the Merger and the related transactions (such meeting, the “Airborne Stockholders’ Meeting”). In connection with the Airborne Stockholders’ Meeting, Airborne, acting through its board of directors, will, subject to Section 5.5(c), (i) recommend the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby, (ii) use all reasonable efforts to obtain the necessary approvals by its stockholders of this Agreement, the Merger and the other transactions contemplated hereby and (iii) otherwise comply with all Legal Requirements applicable to such meeting.

(b)    Unless this Agreement is previously terminated in accordance with Article IX, Airborne shall submit this Agreement to its stockholders at the Airborne Stockholders’ Meeting even if the board of directors of Airborne determines at any time after the date hereof that the Merger is no longer advisable or recommends that Airborne stockholders reject this Agreement and the transactions contemplated hereby.

Section 5.5    No Solicitation.

(a)    From the date of this Agreement until the earlier of the Effective Time or the Termination Date, Airborne will not, and will cause its Subsidiaries and the officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents, advisors or representatives (collectively, the “Representatives”) of Airborne or any of its Subsidiaries not to, directly or indirectly:

(i)    solicit, initiate or encourage any Acquisition Proposal or inquiry for an Acquisition Proposal, or engage in any discussions or negotiations regarding an Acquisition Proposal or any such inquiry;

(ii)    disclose any non-public information relating to Airborne or any of its Subsidiaries, or their businesses, assets, liabilities or prospects or afford access to the properties, books or records of Airborne or any of its Subsidiaries to, any Person who has made or may reasonably be expected to make an inquiry regarding an Acquisition Proposal or an Acquisition Proposal; or

(iii)    otherwise take any action to facilitate or encourage the submission of any inquiry regarding an Acquisition proposal or any Acquisition Proposal or, subject to clause (c) below, agree to recommend or accept an Acquisition Proposal;

provided that, prior to obtaining the Airborne Stockholders’ Approval, Airborne may negotiate or otherwise engage in discussions with, and furnish non-public information relating to Airborne or any of its Subsidiaries, or their businesses, assets, liabilities or prospects or afford access to the properties, books or records of Airborne or any of its Subsidiaries to, any Person (other than DHL or any other controlled Affiliate of Deutsche Post, AG) (a “Third Party”) who delivers an unsolicited written bona fide Acquisition Proposal that the board of directors of Airborne determines in good faith could reasonably be expected to lead to a Superior Proposal if and only to the extent that (A) Airborne has complied with the terms of this Section 5.5, including the requirement in Section 5.5(b) that it notify DHL of its receipt of any Acquisition Proposal or inquiry regarding an Acquisition Proposal, (B) Airborne simultaneously provides to DHL any non-public information to be furnished to the Third Party, (C) the board of directors of Airborne determines in good faith, after receiving the advice of Airborne’s outside counsel, that the failure to take such action would constitute a breach of its fiduciary duties under applicable laws and (D) prior to furnishing information to, requesting information from, or engaging in negotiations or discussions with the Third Party, the Third Party executes a confidentiality agreement with terms no less favorable in the aggregate to Airborne than those contained in the confidentiality agreement, dated as of April 11, 2001, as amended, by and between DHL and Airborne (the “Confidentiality Agreement”).

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal from a Third Party that is for more than fifty percent (50%) of the voting power of Airborne or all or substantially all of the assets of Airborne and its Subsidiaries, taken as a whole, and which a majority of the entire board of directors of Airborne determines in good faith (on the basis of the advice of a financial advisor of nationally recognized reputation and after receiving the advice of its outside legal counsel), taking into account the Person making the Acquisition Proposal and the likelihood and timing of consummation (including the financial, legal, regulatory and other aspects of the Acquisition Proposal deemed relevant by the board of directors of Airborne in good faith), would result in a transaction that is superior from a financial point of view to Airborne’s stockholders than the Merger and the other transactions contemplated by this Agreement and the other Transaction Agreements, including any proposed alterations of the terms of this Agreement and the other Transaction Agreements proposed by DHL in response to such Superior Proposal.

(b)    Airborne will notify DHL and Acquisition promptly (but in no event later than twenty-four (24) hours) after receipt by Airborne (or any of its Representatives) of any Acquisition Proposal or inquiry regarding an Acquisition Proposal, or of any request for non-public information relating to Airborne or any of its Subsidiaries or for access to the properties, books or records of Airborne or any of its Subsidiaries by any Person. Airborne shall provide such notice orally and in writing and shall identify the Person making, and the material terms and conditions of, any such Acquisition Proposal, inquiry, indication or request, and shall keep DHL fully informed, on a current basis (but in any event no later than twenty-four (24) hours), of any material developments or changes thereto. Airborne shall, and shall cause its Representatives to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any Persons conducted prior to the date hereof with respect to any Acquisition Proposal.

(c)    Neither the board of directors of Airborne nor any committee thereof shall (i) withdraw, modify or qualify in a manner adverse to DHL, or publicly propose to withdraw or so modify or qualify, the Airborne Board Recommendation, (ii) recommend, endorse or approve or publicly propose to recommend, endorse or approve any Acquisition Proposal or the approval or adoption thereof, (iii) cause or permit Airborne to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement or other agreement or understanding constituting or relating to any Acquisition Proposal (excluding a confidentiality agreement permitted under Section 5.5(a)) or (iv) agree or resolve to take any of the actions prohibited by the preceding clauses (i), (ii) or (iii) (any action under clauses (i), (ii), (iii) or (iv), a “Prohibited Action”). Notwithstanding the foregoing, prior to obtaining the Airborne Stockholders’ Approval, Airborne shall be permitted to take any of the actions prohibited by clauses (i), (ii), (iii) or (iv) of the preceding sentence and terminate this Agreement in accordance with Section 9.1(d)(i), if and only if (A) Airborne has complied with the terms of this Section 5.5 (except for any failure to comply that would not adversely affect the rights of DHL under this Section 5.5), (B) an unsolicited Superior Proposal shall have been proposed by any Third Party and such Superior Proposal is pending at the time the Board of Directors determines to take any such action (and such Superior Proposal continues to constitute a Superior Proposal after taking into account any modifications proposed by DHL during the notice period referred to in clause (D) below), (C) the board of directors of Airborne determines in good faith, after receiving the advice of Airborne’s outside counsel, that a failure to take such action would constitute a breach of its fiduciary duties under applicable law, and (D) Airborne shall have delivered to DHL a prior written notice advising DHL that it intends to take such action and describing its reasons for taking such action (such notice to be delivered not less than four (4) Business Days prior to the time such action is taken); provided that during any such period, Airborne and Airco shall be obligated to consider in good faith any modifications or alternatives to this Agreement and the other Transaction Agreements proposed by DHL or Acquisition to result in an equivalent or superior proposal.

(d)    Nothing contained in this Section 5.5 shall prevent the board of directors of Airborne from taking and disclosing to the stockholders of Airborne a position with respect to an Acquisition Proposal by a Third Party to the extent required by Rule 14e-2 and Rule 14d-9 under the Exchange Act; provided that nothing in this Section 5.5(d) shall affect the obligations of Airborne or any of its Subsidiaries or any of the boards of directors or any committees thereof under Section 5.4 or this Section 5.5.

Section 5.6    Best Efforts; Consents.

(a)    Subject to the terms and conditions of this Agreement, each of the Parties shall, and shall cause their respective Subsidiaries to, use their best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement and the other Transaction Agreements, including (i) the obtaining of any necessary consent, authorization, order or approval of, or any exemption by, any Governmental Authority and/or any other public or private third party which is required to be obtained by such Party or any of its Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement (provided that Airborne shall not pay or agree to pay any material amount or agree to any other material liability or obligation to obtain a consent without the prior written approval of DHL) and the making or obtaining of all necessary filings and registrations with respect thereto, (ii) the defending of any of any lawsuits or other legal proceedings before any Governmental Authority seeking to enjoin, restrain or delay the consummation of the transactions contemplated by any of the Transaction Agreements and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the other Transaction Agreements. Notwithstanding anything to the contrary in this Agreement, and subject to Section 5.12(a), neither DHL, Acquisition nor Airborne shall be required to or shall agree (and Airborne shall cause Airco not to agree) to any prohibition, limitation or other requirements that would (A) adversely affect any rights or obligations of such Party or the Surviving Corporation under the Transaction Agreements in a manner which, individually or in the aggregate, would reasonably be expected to be materially adverse to the assets, liabilities, business, results of operations, or condition (financial or otherwise) of such Party or the Surviving Corporation and its Subsidiaries, taken as a whole, or (B) materially impair the ability of such Party or the Surviving Corporation to conduct its business as currently conducted or as contemplated to be conducted by the Transaction Agreements.

(b)    Subject to the terms and conditions of this Agreement, and at DHL’s expense, Airborne shall, and shall cause its Subsidiaries, including Airco to, use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with DHL and its Affiliates in doing, all things reasonably requested by DHL as being necessary, proper or advisable to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Authority and/or any other public or private third party which will enable DHL to take possession of and operate the business and properties of Airborne from and after the Effective Time with as little disruption as possible (provided that Airborne shall not pay or agree to pay any material amount or agree to any other material liability or obligation to obtain a consent without the prior written approval of DHL), including (i) having the Surviving Corporation registered in good standing by the DOT as a foreign freight forwarder, (ii) making or obtaining of all necessary filings and registrations with respect thereto and (iii) the execution and delivery of any additional instruments necessary to consummate the foregoing.

Section 5.7    Interim Financial Statements; Access to Information; Notification of Certain Matters.

(a)    For each fiscal month, quarter and year ending between the date of this Agreement and the Closing Date, Airborne shall deliver to DHL:

(i)    unaudited monthly Airborne consolidating financial statements (the “Monthly Statements”) within thirty (30) days after the end of each fiscal month;

(ii)    unaudited quarterly consolidated financial statements for Airborne and its Subsidiaries within forty-five (45) days after the end of each fiscal quarter; and

(iii)    audited annual consolidated financial statements for Airborne and its Subsidiaries within ninety (90) days after the end of any fiscal year (and Airborne shall use commercially reasonable efforts to deliver such annual financial statements within sixty (60) days after the end of such fiscal year).

Airborne shall also deliver to DHL any other similar regularly prepared financial statements regarding Airborne, its business, the Airborne Business or the Airco Business (as each would be constituted after the consummation of the Separation) that DHL may reasonably request. Except as may otherwise be noted therein, the Monthly Statements shall be prepared, and upon delivery of each Monthly Statement to DHL, Airborne shall be deemed to represent and warrant to DHL that such Monthly Statement has been prepared in accordance with the books and records of Airborne and in a manner consistent with past practices.

(b)    Throughout the period prior to the earlier of the Effective Time or the Termination Date, Airborne shall, and shall cause each of its Subsidiaries to, afford to DHL and its officers, employees, counsel, financial advisors and other representatives prompt, reasonable access during normal business hours to all of Airborne’s and its Subsidiaries’ properties, books, contracts, commitments, personnel and records and, during such period, Airborne shall, and shall cause each of its Subsidiaries to, furnish as promptly as practicable to DHL such information concerning Airborne’s and its Subsidiaries businesses, properties, financial condition, operations and personnel as DHL may from time to time reasonably request; provided that Airborne may restrict the foregoing access to the extent that any law, rule or regulation of any Governmental Authority applicable to Airborne or its Subsidiaries requires that Airborne or its Subsidiaries restrict access to any properties or information. Any such investigation by DHL shall not affect the representations or warranties of Airborne contained in this Agreement. DHL will hold any information provided under this Section 5.7 in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(c)    Airborne shall provide, as they become available on or after the date hereof and through the Effective Time, with respect to each Benefit Plan (other than a Multiemployer Plan) current, accurate and complete copies of (i) Forms 5500 and attached schedules, (ii) audited financial statements and (iii) actuarial valuation reports.

Section 5.8    Employee Benefits.

(a)    For a period of twelve (12) months following the Effective Time, DHL shall provide, or shall require the Surviving Corporation to provide, active employees of the Surviving Corporation with employee benefits that are no less favorable in the aggregate than those provided by Airborne or its Subsidiaries to such employees under the Benefit Plans as of the Effective Time, after giving effect to the Employee Matters Agreement; provided that in no event shall DHL, the Surviving Corporation or any of their Affiliates be obligated to continue, provide or otherwise take into account any Benefit Plan that relates to equity interests or that is an equity-based arrangement, any benefits provided under any change-in-control or parachute agreement, and any benefits provided with respect to any non-qualified deferred compensation plan or supplemental retirement plan; and provided, further, that nothing herein shall be construed to mean that DHL, the Surviving Corporation or any of their Affiliates cannot amend or terminate any particular Benefit Plan or any other employee benefit, compensation or incentive plan, policy or arrangement so long as the requirements of this Section 5.8 and applicable law are otherwise satisfied. Notwithstanding the foregoing, with respect to active employees of the Surviving Corporation who were participants in the Airborne Express Supplement Executive Retirement Plan, as amended as of August 15, 2001 (the “SERP”) (or a substantially comparable substitute), as of the Effective Time, after giving effect to the Employee Matters Agreement, DHL shall maintain the SERP (or, with respect to any such participant, shall maintain a substitute plan providing benefits no less favorable in all respects than the benefits such participant would have received under the SERP) at least until the earlier of (i) December 31, 2007 or (ii) the date that such current participants are no longer employees of the Surviving Corporation or any of its Affiliates, with no amendment that would affect benefits accrued as of the Effective Time, the rate of future benefit accruals, forms and timing of payment or methods of calculating benefits with respect to any such participant without such participant’s consent. Nothing in the foregoing shall be construed to cancel or impair existing contractual obligations of Airborne or its Subsidiaries to any Airborne Employee in effect at the Effective Time.

(b)    With respect to any employee benefit plans of DHL in which the employees of the Surviving Corporation participate subsequent to the Effective Time, DHL shall, or shall cause the Surviving Corporation to (i) waive all limitations as to pre-existing condition exclusions applicable to such employees to the same extent such exclusions would have been waived under the Benefit Plans in which such employees were participating immediately prior to the Effective Time, and (ii) recognize all service of the employees of Airborne or its Subsidiaries with such entity for purposes of eligibility to participate and vesting under any employee benefit plan of DHL in which such employees may be eligible to participate after the Effective Time to the same extent taken into account under the Benefit Plans in which such employees participated immediately prior to the Effective Time.

(c)    From and after the date hereof and through the Effective Date: (i) neither Airborne, any of its Subsidiaries nor any member of their respective Controlled Group will take any action that will cause any of them to incur any material withdrawal liability under Title IV of ERISA; and (ii) Airborne shall provide DHL with a copy of any notice received by Airborne, any of its Subsidiaries or any member of their respective Controlled Group that any of them would have a material withdrawal liability if they were to withdraw from any Multiemployer Plan.

(d)    Airborne shall (i) amend the Airborne Freight Corporation Director Stock Bonus Plan to provide that (A) such Director Stock Bonus Plan shall be frozen as of the date hereof for new awards, and (B) all outstanding rights to receive shares of Airborne Common Stock thereunder shall be accelerated and all shares issuable from stock accounts thereunder shall be issued to participants prior to the Effective Time, and (ii) freeze the Airborne Employee Stock Purchase Plan as of the date hereof, such that, in each case, from and after the date hereof no additional shares shall be issuable or awarded under either such plan, whether for shares of Airborne Common Stock, shares of Airco Common Stock or shares of DHL common stock.

(e)    Nothing in this Agreement shall confer upon any Person any right to continued employment with DHL, the Surviving Corporation or any of their Affiliates, nor shall anything herein interfere with the right of DHL, the Surviving Corporation or any of their Affiliates to terminate the employment or services of any Person at any time following the Effective Date, with or without cause, or to restrict any of DHL, the Surviving Corporation or any of their Affiliates in modifying any of the terms and conditions of the employment or service relationship of any Person following the Effective Date. Except as set forth in Section 5.10, nothing in this Agreement, express or implied, shall confer upon any Airborne Employee (or any of their respective beneficiaries or alternate payees) any rights or remedies under or by reason of this Agreement.

Section 5.9    Control of Other Party’s Business.    Nothing contained in this Agreement shall give DHL or Acquisition, directly or indirectly, the right to control or direct Airborne’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Airborne, directly or indirectly, the right to control or direct DHL’s or Acquisition’s operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations.

Section 5.10    Directors’ and Officers’ Indemnification and Insurance.

(a)    The Surviving Corporation shall (i) indemnify and hold harmless all past and present directors, officers and employees (in all of their capacities) of Airborne and its Subsidiaries (which, for the avoidance of doubt, includes Airco up until the Effective Time) (such Persons, the “Indemnified Parties”) (A) to the same extent such Persons are indemnified as of the date hereof (or, in the case of Airco, as they would have be so entitled pursuant to the certificate of incorporation and bylaws attached as Exhibits hereto if such documents were in effect) by Airborne pursuant to Airborne’s or any Subsidiaries’ certificate of incorporation and bylaws as in existence on the date hereof and (B) without limitation to clause (A), to the fullest extent permitted by law, for any reasonable costs or expenses (including advancing reasonable attorney’s fees and expenses to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action, in each case arising out of, relating to or in connection with acts or omissions occurring or alleged to have occurred prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), so long as such Person gives the Surviving Corporation the opportunity to defend any such Action and does not effect any settlement without the Surviving Corporation’s prior written consent (such consent not to be unreasonably withheld or delayed), and (ii) include and cause to be maintained in effect in the Surviving Corporation’s (or any successor’s) certificate of incorporation and bylaws after the Effective Time, provision regarding the elimination of liability of directors and the indemnification of the Indemnified Parties which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current certificate of incorporation and bylaws of Airborne.

(b)    DHL and the Surviving Corporation shall cause to be maintained for a period of at least six (6) years after the Effective Time coverage under Airborne’s directors’ and officers’ liability insurance policies as in effect on the date hereof for acts or omissions occurring prior to the Effective Time (“D&O Insurance”); provided that (A) DHL may substitute therefor policies with a reputable insurer of comparable credit quality of substantially similar coverage and amounts containing terms no less advantageous in the aggregate to the Indemnified Parties, (B) if the existing D&O Insurance expires or is canceled during such period, DHL and the Surviving Corporation will use their commercially reasonable efforts to obtain substantially similar D&O Insurance from a reputable insurer of comparable credit quality, (C) in no event shall DHL or the Surviving Corporation be required to expend more than 250% of the last annual premiums paid by Airborne immediately prior to the Effective Time (the “Maximum Premium Amount”) to maintain or procure D&O Insurance pursuant to this Section 5.10 and (D) if the annual premiums of such D&O Insurance would exceed the Maximum Premium Amount, DHL or the Surviving Corporation shall obtain a policy with the greatest coverage reasonably available for a cost not exceeding the Maximum Premium Amount.

(c)    The provisions of this Section 5.10 shall survive consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

(d)    In the event the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or such other entity that after (i) or (ii) conducts the greater part of the United States air express business of DHL, as the case may be, shall assume the obligations in this Section 5.10.

(e)    The Surviving Corporation shall pay all reasonable costs and expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations set forth in this Section 5.10.

(f)    Prior to the Effective Time, Airborne may renew or replace its existing D&O Insurance with policies that provide substantially similar coverage for a one (1) year period on such commercially reasonable terms as are available in the market for someone similarly situated to Airborne; provided that, if such insurance is not available on commercially reasonable terms for a one year period, Airborne may obtain coverage for a period of up to two (2) years.

Section 5.11    Financing.

(a)    General.    At the cost and expense of DHL, Airborne agrees to, and to cause its Subsidiaries and its and their respective officers, employees, advisors and accountants to, reasonably cooperate with the DHL and Acquisition in connection with the arrangement by DHL of any financing to be consummated prior to or contemporaneously with the Closing in respect of the transactions contemplated by this Agreement, including any refinancing or replacement of any existing, or the arrangement of any new, facility for Indebtedness of Airborne or its subsidiaries, or commencing any tender offer and/or consent solicitation (subject to consummation of the Merger) with respect to outstanding notes or bonds. Without limiting the generality of the foregoing, such cooperation shall include participation in meetings, due diligence sessions, road shows, the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, comfort letters of accountants and legal opinions (the “Offering Materials”), as may be reasonably requested by DHL; provided, however, that in no event will the board of directors of Airborne or any of its Subsidiaries be obligated to approve the issuance of any debt or equity securities or any guarantees. In conjunction with the obtaining of any such financing, Airborne agrees, at the reasonable request of DHL, to call for prepayment or redemption, or to prepay or redeem, or to attempt to renegotiate the terms of, any then existing Indebtedness of Airborne or any of its Subsidiaries; provided that no such prepayment or redemption or call for prepayment or redemption or renegotiated terms shall actually be made or become effective (nor shall Airborne be required to incur any liability in respect of any such prepayment or redemption or call therefor or renegotiation thereof) prior to the Effective Time. DHL shall indemnify and hold harmless Airborne, its Subsidiaries and its and their respective officers, employees, advisors and accountants who participate or cooperate in any financing effort at the request of DHL for any loss, liability, claim, damage and expense whatsoever incurred by such Person as a result of their participation in such financing effort; provided that DHL shall not be obligated to indemnify and hold harmless any Person for any loss, liability, claim, damage and expense caused by or arising out of (i) any untrue statement of a material fact made by such Person or omission by such Person to state a material fact necessary in order not to mislead the recipient of such statement to the extent set forth in the Offering Materials, (ii) such Person’s willful misconduct or (iii) such Person’s gross negligence.

(b)    Convertible Senior Notes.    Subject to any refinancing of the Convertible Senior Notes, DHL agrees to cause the Surviving Corporation to assume, or cause its Subsidiaries to assume, effective as of the Effective Time, by a supplemental indenture, in full compliance with the terms of the Convertible Senior Notes Indenture, the payment of the principal of, premium, if any, and interest on the Convertible Senior Notes and the performance of Airborne’s covenants under the Convertible Senior Notes Indenture and the obligations of Sky Courier, Inc., Wilmington Air Park, Inc., Airborne FTZ, Inc., Airborne Express, Inc. and Aviation Fuels, Inc. under the guarantees provided in connection therewith. With respect to the obligations of Airco and Sound Suppression, Inc. under the guarantees provided in connection therewith, the Parties agree to use their commercially reasonable efforts to seek a release of Airco and Sound Suppression, Inc. from such guarantees.

(c)    7.35% Notes.    Subject to any refinancing of the 7.35% Notes, DHL agrees to cause the Surviving Corporation to assume, or cause its Subsidiaries to assume, effective as of the Effective Time, by a supplemental indenture, in full compliance with the terms of the 7.35% Notes Indenture, all of the obligations of Airborne Express under the 7.35% Notes and the 7.35% Notes Indenture and the obligations of Wilmington Air Park, Inc. and Airborne FTZ, Inc. under the guarantees provided in connection therewith. With respect to the obligations of Airco under the guarantee by Airco in connection with the 7.35% Notes Indenture, the Parties agree to use their commercially reasonable efforts to seek a release of Airco from such guarantee.

(d)    Wilmington Air Park Industrial Development Revenue Bonds.    Subject to any refinancing of the Wilmington Air Park Industrial Development Revenue Bonds, the Parties agree use their commercially reasonable efforts to seek a consent from the appropriate Persons to allow the debt to remain with the Surviving Corporation and its Subsidiaries. The Surviving Corporation shall redeem the Wilmington Air Park Industrial Development Revenue Bonds in accordance with their terms if the appropriate consents are not obtained.

(e)    Senior Credit Facility; Accounts Receivables Facility.    Subject to any refinancing of the Senior Credit Facility or the Accounts Receivable Facility, the Surviving Corporation shall, at the Effective Time, repay in full all amounts owing under the Senior Credit Facility and Accounts Receivable Facility and cause to remain in place or provide substitute letters of credit or other comparable arrangements as have been issued under such facilities. Airborne agrees to cooperate with DHL in providing any notices to lenders required under the Senior Credit Facility or Accounts Receivable Facility to facilitate such repayment.

(f)    Aircraft Leases.    The Parties agree to use their commercially reasonable efforts to seek any necessary consents from the respective lessors under the Aircraft Leases due to the change of control of Airco and to release Airborne and Airborne Express, Inc. from the guarantees relating thereto. If the lessors under the Aircraft Leases will not consent to the release of Airborne and Airborne Express, Inc. under the guarantees relating thereto, then, subject to any refinancing of the Aircraft Leases, the Surviving Corporation and Airborne Express shall remain obligated under such guarantees.

(g)    ALS Mortgage.    Subject to any refinancing of the ALS Mortgage, the Parties agree to use their commercially reasonable efforts to seek any necessary consents from the mortgagee under the ALS Mortgage due to the change of control of Advanced Logistics Services Inc. If the mortgagee under the ALS Mortgage will not consent to the change of control, the Surviving Corporation shall, at the Effective Time, repay in full all amounts owing under the ALS Mortgage.

(h)    Indemnity.    DHL and the Surviving Corporation shall indemnify and hold harmless Airco for any loss, liability, claim, damage and expense whatsoever incurred by Airco under (i) the guarantee relating to the Convertible Senior Notes Indenture, (ii) the guarantee relating to 7.35% Notes Indenture, (iii) the Senior Credit Facility and (iv) the Aircraft Leases as a result of the breach of such Aircraft Leases arising out of the Merger or the Separation. Airco shall be considered a third party beneficiary to this Section 5.11.

(i)    Acknowledgment.    The Parties acknowledge that DHL is obligated to proceed with the Merger and the transactions contemplated by this Agreement whether or not (i) the Merger or such transactions may violate or conflict with the foregoing Indebtedness or (ii) the consents and releases referred to in this Section 5.11 are obtained.

Section 5.12    DOT.

(a)    As promptly as practicable after the date hereof, each of the Parties shall file or cause to be filed all necessary notices, reports and other documents or materials required to be filed with the DOT by them or by any other Person as a result of the Merger and the Separation and, in each case, to supply as promptly as practicable any additional information and documentary material that may be requested by the DOT and to use its best efforts to obtain the DOT Approval as soon as practicable. Notwithstanding anything in this Agreement to the contrary, neither DHL, Acquisition nor Airborne shall be required to or shall agree (and Airborne shall cause Airco not to agree) to any changes to the Transaction Agreements in connection with the Parties’ efforts to obtain the DOT Approval unless (i) such changes, individually and in the aggregate, are commercially reasonable from the perspective of the Surviving Corporation and Airco or (ii) DHL so requests in writing and the requested changes, individually and in the aggregate, are commercially reasonable from the perspective of Airco.

(b)    Each of the Parties shall, in connection with the efforts referenced in Section 5.12(a), use its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform each of the other Parties of any communication received by such Party from, or given by such Party to, the DOT and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, and (iii) consult with each other in advance to the extent practicable of any meeting or conference with the DOT or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOT or other Person, give the other Parties the opportunity to attend and participate in such meetings and conferences.

(c)    Notwithstanding anything contained in this Agreement, the failure to obtain the DOT Approval (and the likely effects thereof), in and of itself, shall not (i) constitute a Material Adverse Effect, (ii) be the basis for the breach of any representation, warranty or covenant, (iii) except as expressly provided herein, be a condition to the Parties’ obligations to consummate the Merger or effect the transactions contemplated by the Transaction Agreements or (iv) except as expressly provided herein, provide grounds for terminating any of the Transaction Agreements.

(d)    Subject to the terms and conditions of this Agreement, in the event a Legal Prohibition has been issued or obtained by the DOT or otherwise arises under Title 49 prior to the End Date, DHL shall use its best efforts to have any such Legal Prohibition removed, including by proposing to the appropriate Governmental Authority to pay the Alternative Consideration in lieu of the Cash Consideration and Stock Consideration and to take such other actions as are consistent therewith to the extent necessary to remove such Legal Prohibition, including doing or permitting Airborne or Airco to do any of the following: making any required filings, withdrawing any pending applications, including for any foreign freight forwarder license for the Surviving Corporation, surrendering any authorities and otherwise acting to permit DHL to lawfully own the assets and properties of Airborne and Airco after the Effective Time (the “Remedial Actions”). In the event that such a proposal is sufficient to remove or avoid such Legal Prohibition, DHL shall take all actions necessary to consummate the Merger and pay the Alternative Consideration in lieu of the Cash Consideration and Stock Consideration and shall take such other actions as are consistent therewith to the extent necessary to remove such Legal Prohibition, including taking, or permitting Airborne or Airco to take, any of the Remedial Actions.

(e)    The parties acknowledge and agree that Section 5.12(d) is intended to provide an allocation of risk among the parties, and that DHL has accepted this risk. Section 5.12(d) is not intended to circumvent the authority of the DOT or any other Governmental Authority.

Section 5.13    The Separation.

(a)    Airborne will, and will cause all of its appropriate Subsidiaries to, use their best efforts to take all steps to be prepared to consummate the Separation in accordance with the terms of the Separation Agreement as of immediately prior to the Effective Time. DHL will cause DHL Holdings (USA), Inc. to make the Loan (as defined in the Separation Agreement) to Airco as provided in the Separation Agreement.

(b)    Prior to the Effective Time, DHL shall have the right from time to time to review the Schedules to the Separation Agreement and the supporting information. In connection with any such review, Airborne shall, and shall cause each of its Subsidiaries to, (i) afford to DHL and its officers, employees, counsel, financial advisors and other representatives prompt, reasonable access during normal business hours to all of Airborne’s and its Subsidiaries’ properties, books, contracts, commitments, personnel and records, (ii) furnish as promptly as practicable to DHL such information concerning the Separation of the Airco Business from the businesses, properties, operations and personnel of Airborne and its Subsidiaries as DHL may from time to time reasonably request and (iii) keep DHL fully informed, on a current basis, of its progress in preparing for the Separation and to regularly consult with DHL with respect to the appropriate strategy for effecting the Separation. Any such review by DHL shall not affect the representations or warranties of Airborne contained in this Agreement. DHL will hold any information provided under this Section 5.13 in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(c)    Each of the Parties hereby agrees to amend this Agreement to substitute a revised Separation Agreement to (i) amend the Separation Agreement in any reasonable manner requested by DHL in order to obtain the most tax-efficient structure for the formation and distribution of Airco; provided that such amendment will (A) not result in a material increase in Airco’s Taxes for a taxable period or portion thereof beginning on or after the Closing Date, (B) not increase the amounts that would otherwise be outstanding under the Promissory Notes, (C) not result in an adverse effect on the tax treatment of the Separation or the Merger for Airborne’s stockholders or (D) materially adversely affect Airco or the stockholders of Airborne and (ii) amend the Schedules to the Separation Agreement (x) in any manner reasonably requested by either party in order to ensure that Airco will, after the Effective Time, be able to perform the Airco Business and its obligations under the ACMI Agreement or conduct any other business contemplated by the business plan for Airco provided to DHL prior to the date hereof or (y) as the Parties may otherwise agree. Airborne here by agrees to, and will cause all of its Subsidiaries to, (1) subject to Section 5.6(a), not enter into any additional agreement with respect to the Separation of the Airco Business from the businesses, properties, operations and personnel of Airborne and its Subsidiaries and (2) not enter into any agreement that is inconsistent with the terms of the transactions contemplated by the Separation Agreement. No amendment to the Separation Agreement described in  Section 5.13(c)(i) that causes any of the representations set forth in Section 3.13 to be untrue or incomplete shall result in a failure to satisfy the closing condition set forth in Section 7.3 hereunder.

Section 5.14    Amendments to the Transaction Agreements.    Prior to the Effective Time, each of the Parties agrees that it will, and Airborne will cause Airco and any of its other Subsidiaries to, not amend, waive or modify, or agree to amend, waive or modify, any rights under or relating to any of the Transaction Agreements without the express prior written consent of the other Parties hereto. Notwithstanding the foregoing, and subject to Sections 5.3, 5.6 and 5.12, each of the Parties agrees to use its best efforts to take all steps necessary to consummate the transactions contemplated by the Transaction Agreements, including executing and delivering any amendments to the Transaction Agreements that may reasonably be required to effect the transactions contemplated thereby; provided that, subject to Section 5.12, no Party shall be obligated to agree to any such amendment that would (i) adversely effect any rights or obligations of such Party or the Surviving Corporation under the Transaction Agreements in a manner which, individually or in the aggregate, would reasonably be expected to be materially adverse to the assets, liabilities, business, results of operations, or condition (financial or otherwise) of such Party or the Surviving Corporation and its Subsidiaries, taken as a whole, or (ii) materially impair the ability of such Party or the Surviving Corporation to conduct its business as currently conducted or as contemplated to be conducted by the Transaction Agreements.

Section 5.15    Blue Sky Filings.    Airborne shall take or cause to be taken or cause to be taken all such action as may reasonably be required under state securities or “blue sky” laws in connection with the issuance of shares of Airco Common Stock pursuant to the Merger.

Section 5.16    Rule 145 Affiliates.    If Stock Consideration is being issued in connection with the Merger pursuant to Section 2.6, Airborne shall (i) at least thirty (30) days prior to the Effective Time, cause to be delivered to DHL a list, reviewed by its outside counsel, identifying all Persons who are, at the Effective Time, “affiliates” of Airco for purposes of Rule 145 promulgated by the SEC under the Securities Act (each a “Rule 145 Affiliate”), (ii) furnish such information and documents as DHL may reasonably request for the purposes of reviewing such list and (iii) use its commercially reasonable efforts cause each Person who is identified as a Rule 145 Affiliate in the list furnished pursuant to this Section 5.16 to execute a written agreement (each, a “Rule 145 Affiliate Agreement”) at least fifteen (15) days prior to the Effective Time, in a customary form to be mutually agreed by the Parties.

Section 5.17    Public Statement and Press Releases.    Each of the Parties agrees that it shall not, without the prior written consent of the other Parties, make any press release or other public statement concerning this Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby; provided, however, that (i) the Parties shall mutually agree upon their respective initial press releases regarding the execution of this Agreement and the transactions contemplated hereby, (ii) nothing in this Section 5.17 shall be deemed to prohibit any party hereto from making any disclosure which is consistent in all material respects with (A) the press releases issued by either Party pursuant to clause (i) or (B) the communication guidelines separately agreed between the Parties prior to the date hereof, as the same may be amended by the Parties from time to time (the “Communication Guidelines”), (iii) nothing in this Section 5.17 shall be deemed to prohibit any party hereto from making any disclosure which its counsel deems necessary in order to fulfill such Party’s disclosure obligations imposed by law, legal process or the rules of any national securities exchange or automated quotation system, so long as the disclosing Party consults with the other Parties prior to such disclosure and considers in good faith the other Parties’ considerations with respect to such disclosure and (iv) any Party may issue a press release or make any other public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls as long as any such releases or statements are not inconsistent in any material respect with or additive in any material respect to the Communication Guidelines or any previous press releases, public disclosures or public statements made by DHL or Airborne in compliance with the terms of this Agreement, including this Section 5.17. Each of the Parties aggress that it shall not, without the prior written consent of the other Parties, make any statements to employees; provided, however, that any Party may issue statements or make statements to employees that are not inconsistent in any material respect with or additive in any material respect to the employee communications guidelines separately agreed between the Parties prior to the date hereof, as the same may be amended by the Parties from time to time. The Parties shall set forth procedures for coordinating the making of public releases, communications to employees or other public statements, including designating a contact person at a senior level for each Party who will be responsible for administering the consent process.

Section 5.18    Cooperation of Third Parties.    Where the cooperation of third parties such as insurers or trustees would be necessary in order for a Party hereto to completely fulfill its obligations under this Agreement and the Transaction Agreements, each Party will use its commercially reasonable efforts to seek the cooperation of such third parties.

Section 5.19    WARN.    Neither Airborne nor Airco shall, at any time within the 90-day period prior to the Effective Time, effectuate a “plant closing” or “mass layoff” as those terms are defined in WARN or any state or local law, affecting in whole or in part any site of employment, facility, operating unit or employee of Airborne or Airco or any of their respective Subsidiaries, without notifying the other in advance and without complying with the notice requirements and all other provisions of WARN and any state or local law.

Section 5.20    Assumption of the National Master Freight Agreement.    In addition, the Surviving Corporation shall assume Airborne’s obligations under the National Master Freight Agreement covering over-the-road and local cartage employees of the private, common, contract and local cartage carriers for the period of April 1, 1998, through March 31, 2003, as well as those other collective bargaining agreements set forth in section (i) of Schedule 3.12 (other than the collective bargaining agreements numbered 19, 50 and 51 on such Schedule), in each case for the life of such agreement.

Section 5.21    Resignations.    Airborne shall use its best efforts to obtain the resignation, in form and substance reasonably acceptable to DHL and effective as of the Effective Time, of all of the directors of Airborne.

Section 5.22    Collective Bargaining Agreements.

(a)    Airborne agrees to promptly notify DHL of any material written or oral notice or other communication (excluding, for the avoidance of doubt, any notice or other communication that relates to any routine or immaterial matter) it receives from or has with any Person that relates to the collective bargaining agreements of Airborne or any of its Subsidiaries, including providing DHL with copies of any such written materials and summaries (whether written or oral) of any oral communications. With respect to the negotiation of any modification, renewal, extension or assumption of any collective bargaining agreement or obligation, Airborne agrees to keep DHL fully informed, on a current basis, of the terms and conditions being negotiated and of any material developments or changes in such negotiations, and to regularly discuss with DHL its strategy for any such negotiations and the terms and conditions of any collective bargaining agreement.

(b)    Airborne agrees (i) to promptly notify DHL in the event that any (A) material unfair labor practice charge or complaint is made or, to the Knowledge of Airborne, is threatened against Airborne or its Subsidiaries, (B) labor strike, slowdown, work stoppage or lockout comes into effect or, to the Knowledge of Airborne, is threatened against or Airborne or any of its Subsidiaries, (C) representation campaign or other material representation activity is commenced to solicit cards from employees of Airborne, any of its Subsidiaries or, to the Knowledge of Airborne, any of the independent contractors engaged by Airborne or any of its Subsidiaries to authorize representation by any labor organization, (D) material action, suit, complaint, charge, arbitration, proceeding or investigation by or before any Governmental Authority is brought by or on behalf of any labor organization or other representative of the employees, or purported class action plaintiff on behalf of employees, of Airborne or any of its Subsidiaries or, to the Knowledge of Airborne, is threatened against Airborne or any of its Subsidiaries, or (E) material grievance is commenced or, to the Knowledge of Airborne, is threatened, (ii) to keep DHL fully informed, on a current basis, of any of any material developments with respect to any matter described in clause (i), and (iii) to regularly discuss with DHL its strategy for responding to any matter described in either clause (i) or (ii).

Section 5.23    No Solicitation of Employees.    (a)    DHL agrees that, until the earlier of the Closing or the first (1st) anniversary of the Termination Date, it shall not, and it shall cause its Subsidiaries not to, without the prior written consent of Airborne, directly or indirectly, solicit to hire or hire (or cause or seek to cause to leave the employ of Airborne), or enter into a consulting agreement with, any senior management, regional management or director level personnel of Airborne, unless such Person ceased to be an employee of Airborne or its Subsidiaries prior to such action by DHL or any of its Subsidiaries; provided, however, that in the case of such Person’s voluntary termination of employment with Airborne or any of its Subsidiaries, such Person shall have ceased to be such an employee at least three months prior to such action by DHL or any of its Subsidiaries.

(a)    Airborne agrees that, until the earlier of the Closing or the first (1st) anniversary of the Termination Date, it shall not, and it shall cause its Subsidiaries not to, without the prior written consent of DHL, directly or indirectly, solicit to hire or hire (or cause or seek to cause to leave the employ of DHL), or enter into a consulting agreement with any senior management, regional management or director level personnel of DHL or any of its Subsidiaries unless such Person ceased to be an employee of DHL or its Subsidiaries prior to such action by Airborne or any of its Subsidiaries; provided, however, that in the case of such Person’s voluntary termination of employment with DHL or any of its Subsidiaries, such Person shall have ceased to be such an employee at least three months prior to such action by Airborne or any of its Subsidiaries.

(b)    Notwithstanding the foregoing, the restrictions set forth in Sections 5.23(a) and (b) shall not apply to bona fide public advertisements for employment placed by any Party and not specifically targeted at the employees of any other Party.

Section 5.24    Closing Airco Balance Sheet.

(a)    Commencing with the month prior to the month in which the Parties expect the Airborne Stockholders’ Meeting to occur, and for each month thereafter until the Closing, Airborne shall prepare and present to DHL within forty-five (45) days of such month’s end a pro forma balance sheet for the Airco Business as of such month-end giving effect to the Separation and the other transactions contemplated by this Agreement and the other Transaction Agreements (each such balance sheet, a “Monthly Balance Sheet”). Airborne will prepare each such balance sheet (i) from the books and records in accordance with GAAP of Airborne and Airco and (ii) using the same methodology used to create the pro forma balance sheet for the Airco Business as of December 31, 2002, attached hereto as Schedule 5.24 (the “Pro Forma Balance Sheet”), including (A) applying GAAP on a consistent basis, (B) utilizing the same business plan for Airco (a copy of which was approved by DHL prior to the date hereof), as the same may be amended as agreed between Airborne and DHL to reflect any changes to the Transaction Agreements made after the date hereof, (C) using the same valuation methodology for the aircraft owned by Airco and (D) using the same valuation methodology for the stockholders equity of Airco.

(b)    At least fifteen (15) Business Days prior to the Closing Date, Airborne shall deliver to DHL a statement setting forth Airborne’s good faith estimate, prepared in accordance with Section 5.24(a) and based on the most recent completed Monthly Balance Sheet, of Airco’s balance sheet as of the Closing Date (the “Estimated Closing Balance Sheet”). DHL and its Representatives will have the right to review all work papers and supporting materials and records and calculations of Airborne and its Representatives in preparing the Estimated Closing Balance Sheet. Airborne will, and will cause each of its Subsidiaries to, afford to DHL and its Representatives prompt, reasonable access during normal business hours to all of Airborne’s and its Subsidiaries’ properties, books, contracts, commitments, personnel, accountants and records and will furnish as promptly as practicable to DHL such information concerning Airborne’s and its Subsidiaries’ businesses, properties, financial condition, operations and personnel as DHL may reasonably request. Prior to Closing Date, the Parties shall negotiate in good faith and use their respective best efforts to mutually agree upon the Estimated Closing Balance Sheet. If the Parties are unable to agree, absent manifest error, the Estimated Closing Balance Sheet submitted by Airco shall control.

(c)    The Estimated Closing Balance Sheet shall be used, in accordance with the terms of the Separation Agreement, to establish the initial principal amounts of the First Promissory Note and, if any, the Second Promissory Note. In the event that the principal amounts of the First Promissory Note or the Second Promissory Note need to be adjusted after the Closing in accordance with Section 3.3 of the Separation Agreement, DHL hereby agrees to exchange the First Promissory Note or the Second Promissory Note, as applicable, for a new promissory note with the appropriate adjusted principal amount.

ARTICLE VI

CONDITIONS TO EACH PARTY’S OBLIGATIONS

The respective obligations of each Party to this Agreement to complete the transactions provided for herein are subject to the fulfillment (or waiver by the Parties) at or prior to the Effective Time of the following conditions:

Section 6.1    Airborne Stockholders’ Approval.    The Airborne Stockholders’ Approval shall have been obtained in accordance with applicable Legal Requirements, the certificate of incorporation and bylaws of Airborne and the provisions of this Agreement.

Section 6.2    Antitrust Compliance.    All waiting periods applicable to the Merger under the HSR Act and any Non-U.S. Merger Control Laws shall have expired or otherwise terminated.

Section 6.3    Legal Prohibition.    No Legal Prohibition shall have been enacted and be in effect; provided, however, that each of the Parties shall use their best efforts to prevent any such Legal Prohibition and to cause any such Legal Prohibition to be vacated or otherwise rendered of no effect, including, in the case of a Legal Prohibition issued or obtained by the DOT or otherwise arising under Title 49, by proposing to the DOT or other applicable Governmental Authority to pay the Alternative Consideration in lieu of the Cash Consideration and Stock Consideration and to take such other actions as are consistent therewith to the extent necessary to remove the Legal Prohibition, including taking, or permitting Airborne or Airco to take, any of the Remedial Actions.

Section 6.4    Registration Statement.    The Registration Statement and any required post-effective amendment thereto shall have become effective under the Securities Act and shall not be the subject of any stop order, and no proceedings seeking a stop order shall have been initiated or threatened, and no similar proceeding in respect of the Proxy Statement shall have been initiated or threatened by the SEC and, in each case, not have been concluded or withdrawn, and if any shares of Airco Common Stock are to be issued as part of the Merger Consideration, any “blue sky” and other state securities laws applicable to the registration of Airco Common Stock to be issued to holders of Airborne Common Stock pursuant to this Agreement shall have been complied with.

Section 6.5    Receipt of Governmental Consents.    All consents, approvals, authorizations, qualifications and orders of any Governmental Authority set forth on Schedule 6.5 shall have been obtained and evidence thereof, in form reasonably satisfactory to the Parties and shall be Final and in full force and effect as of the Closing.

Section 6.6    The Separation.    The Separation shall have been consummated in accordance with the Separation Agreement.

ARTICLE VII

CONDITIONS OF DHL’S AND ACQUISITION’S OBLIGATIONS

The obligations of DHL and Acquisition to complete the transactions provided for in this Agreement are subject to the fulfillment (or waiver by DHL or Acquisition) at or prior to the Effective Time of the following conditions:

Section 7.1    Receipt of Third Party Consents.    All consents, approvals and authorizations listed on Schedule 7.1 shall have been obtained and evidence thereof, in form reasonably satisfactory to DHL, shall have been delivered to DHL and shall be in full force and effect as of the Closing.

Section 7.2    Performance by Airborne.    Airborne shall have performed in all material respects all of its agreements and covenants contained in this Agreement required to be performed by it at or prior to the Effective Time.

Section 7.3    Truth of Representations and Warranties.    Each of the representations and warranties of Airborne contained in this Agreement (i) if specifically qualified by materiality, shall be true and complete as so qualified and (ii) if not qualified by materiality, shall be true and complete in all material respects, in each such case on and as of the date hereof and as of the Closing Date, with the same effect as if then made (except where any such representation or warranty is as of a specific earlier date, in which event it shall remain true and complete (as qualified) as of such earlier date and except that the representations and warranties set forth in Sections 3.1 (Organization and Qualification), 3.2 (Authorization), 3.3 (Capitalization and Share Ownership) and 3.23 (Antitakeover Statutes) shall be true and complete in all respects), except with respect to both clauses (i) and (ii) for any failure to be so true (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 7.4    Airborne’s Closing Certificate.

Airborne shall have delivered to DHL at Closing a certificate of the Chief Executive Officer of Airborne, solely in such capacity on the behalf of Airborne, certifying (i) as to the incumbency and signatures of the officers of Airborne who executed this Agreement and Airborne’s Transaction Agreements on behalf of Airborne, (ii) as to the adoption of resolutions of the board of directors of Airborne being correct, complete and in full force and effect on the Closing Date (though not necessarily dated as of the Closing Date), authorizing (A) the execution and delivery of this Agreement and Airborne’s Transaction Agreements, and (B) the performance of the obligations of Airborne hereunder and thereunder, (iii) as to Airborne’s bylaws and all amendments thereto as being correct, complete and in full force and effect on the Closing Date, (iv) that the conditions to DHL’s obligations to consummate the transactions contemplated by this Agreement set forth in Sections 7.2, and 7.3 have been satisfied.

Section 7.5    Other Transaction Agreements.    Each of Airborne, Airco and, if applicable, any of their respective Subsidiaries, will have executed and delivered to DHL the other Transaction Agreements to which each such Person is a party and each such Transaction Agreement shall be in full force and effect.

Section 7.6    Material Adverse Effect.    No Material Adverse Effect or any conditions, events or occurrences which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect shall have occurred after the date hereof.

Section 7.7    Foreign Freight Forwarder License.    The DOT shall not have revoked, or caused DHL to have a reasonable belief that consummation of the transactions contemplated by this Agreement would result in the revocation of either of the two registrations in good standing as a foreign freight forwarder held by DHL and its Affiliates; provided, however, that DHL shall use its best efforts to have the revocation or threat of revocation of such registration in good standing as a foreign freight forwarder lifted, including by proposing to the DOT that it will take, or permit Airborne or Airco to take, any of the Remedial Actions, in each case in accordance with Section 5.12(d).

ARTICLE VIII

CONDITIONS OF AIRBORNE’S OBLIGATIONS

The obligations of Airborne to complete the transactions provided for in this Agreement are subject to the fulfillment (or waiver by Airborne) at or prior to the Effective Time of the following conditions:

Section 8.1    Performance by DHL and Acquisition.    DHL and Acquisition shall have performed in all material respects all of their respective agreements and covenants contained in this Agreement required to be performed by such Party at or prior to the Effective Time.

Section 8.2    Truth of Representations and Warranties.    Each of the representations and warranties of DHL and Acquisition contained in this Agreement (i) if specifically qualified by materiality, shall be true and complete as so qualified and (ii) if not qualified by materiality, shall be true and complete in all material respects, in each such case on and as of the date hereof and as of the Closing Date, with the same effect as if then made (except where any such representation or warranty is as of a specific earlier date, in which event it shall remain true and correct (as qualified) as of such earlier date), except with respect to both clauses (i) and (ii) for any failure to be so true (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) that has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect.

Section 8.3    DHL’s Closing Certificate.

DHL shall deliver to Airborne at Closing a certificate of the Chief Executive Officer of DHL, solely in such capacity on the behalf of DHL, certifying (i) as to the incumbency and signatures of the officers of DHL who execute this Agreement and DHL’s Transaction Agreements on behalf of DHL, (ii) as to the adoption of resolutions of the board of directors of DHL being correct, complete and in full force and effect on the Closing Date (though not necessarily dated as of the Closing Date), authorizing (A) the execution and delivery of this Agreement and DHL’s Transaction Agreements, and (B) the performance of the obligations of DHL hereunder and thereunder, (iii) as to DHL’s bylaws and all amendments thereto being correct, complete and in full force and effect on the Closing Date and (iv) that the conditions to Airborne’s obligations to consummate the transactions contemplated by this Agreement set forth in Sections 8.1 and 8.2 with respect to DHL have been satisfied.

Section 8.4    Other Transaction Agreements.    Each of DHL and Acquisition and, if applicable, their respective Affiliates, will have executed and delivered to Airborne and Airco the other Transaction Agreements to which each such Person is a party and each such Transaction Agreement shall be in full force and effect.

ARTICLE IX

TERMINATION

Section 9.1    Termination.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (any such date, the “Termination Date”):

(a)    by the mutual written agreement of Airborne and DHL;

(b)    by either Airborne or DHL upon written notice to the other Party:

(i)    if the Merger has not been consummated on or before November 25, 2003 (such date, as it may be extended as set forth below, the “End Date”); provided that the Parties may mutually agree to extend the End Date for a period of up to 60 days from November 25, 2003, in order that the Parties may seek to have any Legal Prohibition that is in effect on such date removed; provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to a Party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

(ii)    after the date of this Agreement, if any Governmental Authority (including any federal or state court of competent jurisdiction) shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent), in any case that is in effect and that prevents or prohibits consummation of the Merger or any of the other material transactions contemplated in this Agreement or the other Transaction Agreements (a “Legal Prohibition”); provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used its best efforts to prevent such Legal Prohibition and to cause any such Legal Prohibition to be vacated or otherwise rendered of no effect; or

(iii)    if the Airborne Stockholders’ Approval shall not have been obtained following a vote at the Airborne Stockholders’ Meeting (or any adjournment or postponement thereof);

(c)    by DHL upon written notice to Airborne:

(i)    if the board of directors of Airborne or any committee thereof shall take any Prohibited Action or shall have failed to call the Airborne Stockholders’ Meeting in accordance with Section 5.4(a);

(ii)    if Airborne shall have breached in any material respect any of its obligations under Section 5.4 or Section 5.5; or

(iii)    if a breach of any representation, warranty, covenant or agreement on the part of Airborne set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.2 or Section 7.3 not to be satisfied; provided that such breach cannot be or is not cured within sixty (60) days of notice of such breach from DHL (or, if sooner, the day prior to the End Date); or

(d)    by Airborne upon written notice to DHL:

(i)    in accordance with the terms and subject to the conditions of Section 5.5(c); provided that such termination under this clause (d)(i) shall not be effective until Airborne has made payment of the fee required simultaneously with such termination pursuant to Section 9.3(d); or

(ii)    if a breach of any representation, warranty, covenant or agreement on the part of DHL or Acquisition set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied; provided that such breach cannot be or is not cured within sixty (60) days of notice of such breach from Airborne (or, if sooner, the day prior to the End Date).

Section 9.2    Effect of Termination.    If this Agreement is terminated pursuant to Section 9.1, this Agreement shall become void and of no effect without liability of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to the other Parties hereto, except that (i) the agreements contained in this Sections 9.2 and 9.3 of this Agreement and in the Confidentiality Agreement shall survive the termination hereof, and (ii) no such termination shall relieve any Party of any liability or damages resulting from any willful breach by such Party of this Agreement.

Section 9.3    Fees and Expenses.

(a)    Except as otherwise provided in this Section 9.3, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense whether or not the Merger is consummated.

(b)    If this Agreement is terminated pursuant to Section 9.1(c)(i), then Airborne shall pay to DHL a termination fee of $28,000,000 in cash (the “Termination Fee”) at the times provided therefore in Section 9.3(e).

(c)    If (A) this Agreement is terminated pursuant to Section 9.1(b)(iii), (B) prior to the Airborne Stockholders’ Meeting, an Acquisition Proposal is made by any Third Party and (C) within twelve (12) months of the Airborne Stockholders’ Meeting, either (1) Airborne or any of its Subsidiaries enters into an agreement with any Person (other than DHL or an Affiliate of DHL) with respect to, or consummates, an Acquisition Proposal or (2) if neither Airborne nor any of its Subsidiaries has entered into an agreement contemplated in clause (C)(1), any Third Party commences a tender offer that, if consummated, would result in the acquisition by the Third Party making the tender offer of fifty percent (50%) or more of the Airborne Common Stock, then Airborne shall pay to DHL the Termination Fee at the times provided therefor in Section 9.3(e).

(d)    If this Agreement is terminated by Airborne pursuant to Section 9.1(d)(i), then Airborne shall pay to DHL the Termination Fee at the times provided therefor in Section 9.3(e).

(e)    If the Termination Fee becomes payable pursuant to Section 9.3(b), then Airborne shall pay the Termination Fee within one (1) Business Day after the termination of this Agreement. If the Termination Fee becomes payable pursuant to Section 9.3(d), then Airborne shall pay the Termination Fee concurrent with the termination of this Agreement. If the Termination Fee becomes payable pursuant to Section 9.3(c), then Airborne shall pay the Termination Fee (i) within one (1) Business Day after Airborne or any of its subsidiaries entering into an agreement contemplated by Section 9.3(c)(C)(1) if such agreement is entered into within three (3) months of the Airborne Stockholders Meeting, (ii) within one (1) Business Day after the consummation of the transaction contemplated by any other agreement contemplated by Section 9.3(c)(C)(1), or (iii) within one (1) Business Day after the consummation of the tender offer contemplated by Section 9.3(c)(C)(2). Any payment of the Termination Fee shall be made by wire transfer of immediately available funds. If Airborne fails to pay to the Termination Fee at the time provided above, it shall pay the costs and expenses of DHL (including legal fees and expenses) in connection with any action, including the prosecution of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Citibank, N.A. in New York City from the date such fee was required to be paid to the date it is paid; provided, however, that Airborne shall not pay such costs and expenses of DHL and DHL shall instead pay to Airborne the costs and expenses of Airborne (including legal fees and expenses) incurred in connection with such action if DHL’s claim against Airborne in such legal action does not prevail.

ARTICLE X

MISCELLANEOUS

Section 10.1    Amendments; Waivers.    Subject to applicable law, this Agreement may only be amended pursuant to a written agreement executed by all the Parties, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by each Party against whom such waiver or consent is to be effective; provided, however, that after adoption of this Agreement by the stockholders of Airborne, no amendment or waiver of this Agreement shall be effective that by law requires further approval of the stockholders of Airborne unless the required approval is obtained. No waiver of any term or provision of this Agreement shall be construed as a further or continuing waiver of such term or provision or any other term or provision.

Section 10.2    Entire Agreement.    This Agreement, the other Transaction Agreements, the Confidentiality Agreement and the Exhibits, Schedules and supplements to this Agreement and the other Transaction Agreements constitute the entire agreement of all the Parties and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the Parties, or either of them, with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any Party which is not contained in this Agreement, the other Transaction Agreements or Schedules or Exhibits to this Agreement and no Party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein or therein. All Exhibits and Schedules to this Agreement are expressly made a part of, and incorporated by reference into, this Agreement.

Section 10.3    Binding Effect; Assignment.    This Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. No Party to this Agreement may assign its rights or delegate its obligations under this Agreement to any other Person without the express prior written consent of the other Parties hereto; provided that Acquisition may assign this Agreement and its respective rights and obligations hereunder to any Affiliate of DHL that is capable of performing its obligations under this Agreement. Any such assignment or transfer made without the prior written consent of the other Parties hereto shall be null and void.

Section 10.4    Headings; Certain Construction Rules     The Article, Section and paragraph headings and the table of contents contained in this Agreement are for reference purposes only and do not form a part of this Agreement and do not in any way modify, interpret or construe the intentions of the Parties. As used in this Agreement, unless otherwise provided to the contrary, (a) all references to days or months shall be deemed references to calendar days or months and (b) any reference to a “Section,” “Article,” or “Exhibit” shall be deemed to refer to a section or article of this Agreement or an exhibit or schedule to this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

Section 10.5    Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to a Party if delivered in person or sent by overnight delivery (providing proof of delivery) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice) on the date of delivery, or if by facsimile, upon confirmation of receipt:

If to DHL or Acquisition	c/o DHL International Global Coordination Centre De Kleetlaan 1 1831 Diegem, Belgium
Attention: Geoffrey Cruikshanks, Esq.
Telephone: 011-32-2-713-48-05
Telecopier: 011-32-2-713-58-08

With a copy (which shall not
constitute notice) to:	Simpson Thacher & Bartlett
425 Lexington Avenue
New York, NY 10017
Attention: D. Rhett Brandon, Esq.
Telephone: (212) 455-2000
Telecopier: (212) 455-2502

If to Airborne:	Airborne, Inc.
3101 Western Avenue PO Box 662 Seattle, WA 98111-0662
Attention: David C. Anderson, Esq.
Telephone: (206) 281-1005
Telecopier: (206) 281-1444
With a copy (which shall not
constitute notice) to:	O’Melveny & Myers LLP
400 South Hope Street
Los Angeles, CA 90071
Attention: C. James Levin, Esq.
Telephone: 213-430-6578
Telecopier: 213-430-6407

Section 10.6    Governing Law and Venue.    This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York. Each of the Parties hereto irrevocably and unconditionally (i) agrees to be subject to, and hereby consents and submits to, the exclusive jurisdiction of the United States District Court for the Southern District Court of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York,

New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any of the transactions contemplated hereby, (ii) agrees not to commence any legal proceedings related hereto except in such courts, (iii) to the extent such Party is not otherwise subject to service of process in the State of New York, appoints The Corporation Trust Company, as such Party’s agent in the State of New York for acceptance of legal process, (iv) agrees that service made on any such agent set forth in (iii) above shall have the same legal force and effect as if served upon such Party personally within such state and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner specified by law.

Section 10.7    Further Actions.    At any time and from time to time after the Closing, each Party hereto shall, at its own expense (except as otherwise provided herein), take such actions and execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

Section 10.8    Gender, Tense, Etc.    Where the context or construction requires, all words applied in the plural shall be deemed to have been used in the singular, and vice versa; the masculine shall include the feminine and neuter, and vice versa; and the present tense shall include the past and future tense, and vice versa.

Section 10.9    Severability.    If any provision or any part of any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. However, unless such stricken provision goes to the essence of the consideration bargained for by a Party, the remaining provisions of this Agreement shall continue in full force and effect and, to the extent required, shall be modified to preserve their validity. Upon such determination that any term or other provision or any part of any provision is void or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 10.10    No Third-Party Rights.    Other than Sections 5.10 and 5.11(h), which is intended to benefit the Indemnified Parties and Airco, respectively, nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any Persons other than the Parties and their respective successors and permitted assigns, except to the extent necessary to enforce the provisions of Sections 5.10 and 5.11(h), nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Persons to any Party, nor shall any provisions give any third Persons any right or subrogation over or action against any Party.

Section 10.11    Survival of Representations and Warranties and Agreements.    None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, or any claim with respect thereto, shall survive the Effective Time, except for those covenants, agreements and other provisions contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 10.12    Counterparts.    To facilitate execution, this Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the Parties, notwithstanding that not all Parties are signatories to the same counterpart.

Section 10.13    Specific Performance.    The Parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the Parties are entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

[Signatures on following page.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

DHL WORLDWIDE EXPRESS B.V.

By:	/s/ Uwe Doerken
Name: Uwe Doerken
Title: Chairman and Chief Executive Officer

ATLANTIS ACQUISITION CORPORATION

By:	/s/ Frank Appel
Name: Frank Appel
Title: President and Chief Executive Officer

AIRBORNE, INC.

By:	/s/ Carl D. Donaway
Name: Carl D. Donaway
Title: Chairman and Chief Executive Officer

Appendix B

MASTER SEPARATION AGREEMENT

AMONG

AIRBORNE, INC.,

ABX AIR, INC.

AND

WILMINGTON AIR PARK LLC

                                         , 2003

ARTICLE I

SEPARATION

B-i

ARTICLE VI

COVENANTS AND OTHER MATTERS

ARTICLE VIII

DEFINITIONS

B-ii

Schedules and Exhibits

Schedules:

Schedule 2.2(b)(i)	Aircraft
Schedule 2.2(b)(ii)	Other Assets
Schedule 2.2(b)(iv)	ABX Accounts
Schedule 2.2(b)(viii)	Technology
Schedule 2.2(b)(ix)	Intellectual Property
Schedule 2.2(b)(xi)	Licenses
Schedule 2.2(b)(xiv)	Aviation Insurance Policies
Schedule 2.2(b)(xv)	Bank Accounts
Schedule 2.3(a)(i)	Transferred Liabilities
Schedule 6.12(a)	Licensed Marks
Schedule 6.13	FOCUS Application
Schedule 8.5	ABX Contracts
Schedule 8.67	FTZ Assets

Exhibits:

Exhibit A	Form of Bill of Sale
Exhibit B	Form of Assumption Agreement
Exhibit C	Form of Promissory Note
Exhibit D	Form of Preferred Shares Rights Agreement
Exhibit E	Software Escrow Agreement

B-iii

MASTER SEPARATION AGREEMENT

This Master Separation Agreement (this “Agreement”) is entered into as of                 , 2003, by and among Airborne, Inc., a Delaware corporation (“Airborne”), ABX Air, Inc., a Delaware corporation and wholly-owned subsidiary of Airborne (“ABX”), and Wilmington Air Park LLC, a Delaware limited liability company (“WAP LLC”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in Article VIII hereof. Airborne and ABX are sometimes referred to herein individually as a “party” or collectively as the “parties.”

RECITALS

WHEREAS, Airborne has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DHL Worldwide Express B.V., a company organized and existing under the laws of the Netherlands (“DHL”), and Airborne Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of DHL (“Acquisition”), pursuant to which Acquisition will merge with and into Airborne (the “Merger”), provided that all of the conditions precedent to the Merger set forth in the Merger Agreement have been satisfied or waived;

WHEREAS, the Boards of Directors of Airborne and ABX have determined that, in connection with the Merger, it is in the best interests of their respective companies for (1) Wilmington Air Park, Inc. (“WAP”) to merge with and into WAP LLC, and for ABX to contribute and transfer to WAP LLC, and for WAP LLC to receive and assume, certain assets and liabilities not associated with the ABX Business, (2) ABX to distribute all membership interests in WAP LLC (the “WAP Interests”) and certain other assets to Airborne, (3) DHL Holdings (USA) Inc., a Delaware corporation (“DHL Affiliate”) to loan one hundred million dollars ($100,000,000) (subject to adjustment as set forth in Article III) to ABX, and (4) ABX to distribute a portion of the loan proceeds to Airborne (collectively, the “Separation”);

WHEREAS, ABX has caused WAP LLC, which currently conducts no business operations and has no assets or liabilities other than in connection with its formation, to be organized in order to effectuate such transaction;

WHEREAS, pursuant to the Merger Agreement, at the Effective Time of the Merger, the ABX Shares will be paid to holders of Airborne Common Stock as part of the Merger Consideration;

WHEREAS, the parties hereto desire to set forth herein the principal transactions to be effected in connection with the Separation and certain other matters relating to the relationship and the respective rights and obligations of the parties following the Effective Time.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth below, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

SEPARATION

Section 1.1  Separation Date.    Unless otherwise provided in this Agreement, or in any agreement to be executed in connection with this Agreement, the effective time and date of each transfer of property, assumption of liability, license, undertaking, or agreement in connection with the Separation shall be immediately before the consummation of the Merger, or such other date and time as may be fixed by the Board of Directors of Airborne (the “Separation Date”). Notwithstanding anything to the contrary herein, for all permissible purposes, the effective time and date of the following events shall be deemed to occur in the following chronological order:

(a)  First: Cancellation of certain intercompany accounts between members of the ABX Group and members of the Airborne Group as set forth in Section 3.1(c);

(b)  Second: Distribution of the FTZ Assets by FTZ to ABX;

(c) Third: Distribution of the SSI Stock by Aviation Fuel, Inc. (“AFI”) to WAP, and subsequent distribution of the SSI Stock by WAP to ABX;

(d) Fourth: Merger of WAP with and into WAP LLC;

(e) Fifth: Assignment of the W Amended Lease from ABX to Airborne;

(f) Sixth: Consummation of the transactions contemplated by Article II hereof;

(g) Seventh: Distribution of the WAP Interests and the ALS Stock by ABX to Airborne;

(h) Eighth: Execution and delivery of the ACMI Agreement, the Hub and Line-Haul Services Agreement, the W Sublease, the Employee Matters Agreement, the Tax Sharing Agreement and the Transition Services Agreement by Airborne and ABX, as applicable;

(i) Ninth: The loan of one hundred million dollars ($100,000,000), subject to adjustment as set forth in Article III, by DHL Affiliate to ABX (the “Loan”) and delivery of the Promissory Note (and, if applicable, the Second Promissory Note) by ABX to DHL Affiliate evidencing the Loan;

(j) Tenth: Distribution of an amount equal to the Estimated Distribution Amount (subject to adjustment as set forth in Article III) by ABX to Airborne;

(k) Eleventh: Effective as of the Effective Time, adoption of the Preferred Shares Rights Agreement by ABX, and distribution of the Rights thereunder to the holders of the ABX Shares.

Section 1.2  Closing of Transactions.    Unless otherwise provided herein, the closing of the transactions contemplated in this Agreement shall take place on the Separation Date at the offices of Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York 10017.

ARTICLE II

CONTRIBUTION, TRANSFER AND ASSUMPTION

Section 2.1  Contribution of Assets and Assumption of Liabilities.

(a)  Contribution of Assets. Subject to the terms and conditions of this Agreement and the Ancillary Agreements, effective at the time set forth in Section 1.1, ABX shall contribute, assign, transfer, convey and deliver to WAP LLC, and WAP LLC shall acquire and accept from ABX, all of the Transferred Assets, other than the Delayed Transfer Assets, if any.

(b)  Assumption of Liabilities. Subject to the terms and conditions of this Agreement and the Ancillary Agreements, effective at the time set forth in Section 1.1, ABX shall assign, and WAP LLC shall assume and agree faithfully to perform, all the Transferred Liabilities, in accordance with their respective terms, and shall pay, satisfy and discharge when due all the Transferred Liabilities in accordance with their terms, other than the Delayed Transfer Liabilities, if any.

(c)  Certain Ancillary Agreements. This Agreement is not intended to cover Taxes, which are covered by the Tax Sharing Agreement, or any Plans (as defined in the Employee Matters Agreement) with respect to ABX Employees (as defined in the Employee Matters Agreement) or Contracts to which ABX is a party and which are expressly contemplated under the terms of the Employee Matters Agreement.

(d)  Instruments. In furtherance of the assignment, transfer, conveyance and delivery of the Transferred Assets, on or prior to the Separation Date, and, with respect to Delayed Transfer Assets, at such time after the

Separation Date as such Delayed Transfer Asset can be transferred, the parties will execute and deliver bills of sale and assignment agreements in the form attached hereto as Exhibit A, and such stock powers, certificates of title, assignments of contracts and other instruments of transfer necessary or appropriate to evidence the transfer, conveyance and assignment of all of ABX’s right, title and interest in and to the Transferred Assets to WAP LLC. In furtherance of the assumption of Transferred Liabilities, on or prior to the Separation Date, and, with respect to the Delayed Transfer Liabilities, at such time after the Separation Date as such Delayed Transfer Liability can be transferred, the parties will execute and deliver an assumption agreement in the form attached hereto as Exhibit B, and such assumptions of Contracts and other instruments of assumption necessary or appropriate to evidence the valid and effective assumption of the Transferred Liabilities by WAP LLC.

Section 2.2  Transferred Assets.

(a)  Transferred Assets.    For the purposes of this Agreement, “Transferred Assets” shall mean all assets, properties, rights and privileges of every kind and nature of ABX (other than the ABX Assets, the ALS Stock and the WAP Interests), wherever located (including in the possession of vendors or other Third Parties or elsewhere), whether real, personal, mixed, tangible, intangible or contingent. The Transferred Assets shall include, but not be limited to, the following:

(i)  Intellectual Property.    Except as set forth in Section 2.2(b)(ix), Section 6.12 or in any Ancillary Agreement, all names, trademarks, patents, domain names and other intellectual property used by any member of the Airborne Group prior to the Separation Date;

(ii)  Equipment.    All handling and sortation equipment at the airport hubs set forth on Schedule 5 of the Hub and Line-Haul Services Agreement;

(iii)  Real Property.    All interests of ABX in real estate, other than interests arising pursuant to any ABX Contract;

(iv)  Contracts.    All of ABX’s rights under all Contracts prior to the Separation Date and all of ABX’s rights under Contracts, other than the ABX Contracts, after the Separation Date;

(v)  Cash and Cash Equivalents.    All cash, cash equivalents and investments or other financial assets of any and every nature held by ABX, other than the cash in the bank accounts set forth on Schedule 2.2(b)(vx);

(vi)  Assets Under Ancillary Agreements.    All assets that are expressly contemplated by any Ancillary Agreement (including any schedule thereto) to belong to any member of the Airborne Group;

(vii)  Contingent Claims.    All rights of offset, counterclaim or other similar rights of ABX other than as specified in Section 2.2(b)(x) and all rights of offset, counterclaim or other similar rights related to the Transferred Liabilities arising after the Separation Date;

(viii)  Subsidiaries.    All Subsidiaries of ABX other than SSI, WAP LLC, AFI, ALS and FTZ;

(ix)  FTZ Assets.    The FTZ Assets;

(x)  Books and Records.    All books, records and other documents of ABX, including accounting and other books, records and files whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape or any other form all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence, product literature, artwork, development and manufacturing files, and other books, records, studies, surveys, reports, plans and documents other than those designated as ABX Assets as set forth in Section 2.2(b)(xiii);

(xi)  Insurance.    All rights of ABX in the Airborne Insurance Policies (other than the Aviation Insurance Policies) and all rights of ABX in the Aviation Insurance Policies to the extent related to the Transferred Assets and Transferred Liabilities; and

(xii)  Bank Accounts.    All bank accounts, lock boxes and other deposit arrangements other than those set forth on Schedule 2.2(b)(vx).

(b)  ABX Assets.    For purposes of this Agreement, “ABX Assets” shall mean all assets, properties, rights (including goodwill) and privileges of ABX related primarily to the ABX Business, wherever located (including in the possession of vendors or other Third Parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent. The ABX Assets shall include, but not be limited to:

(i)  Aircraft.    All interests in the aircraft listed on Schedule 2.2(b)(i) (the “Aircraft”);

(ii)  Other Assets.    The other assets set forth on Schedule 2.2(b)(ii);

(iii)  ABX Balance Sheet.    All assets reflected in the ABX Balance Sheet, subject to any disposition of such assets subsequent to the date of the ABX Balance Sheet in accordance with Section 5.1 of the Merger Agreement;

(iv)  Post-ABX Balance Sheet.    All assets acquired by ABX after the date of the ABX Balance Sheet that would have been included in ABX’s accounts listed on Schedule 2.2(b)(iv), or allocated to ABX’s portion of such accounts consistent with the methodology described with respect to such accounts on Schedule 2.2(b)(iv), as applicable, if such assets had been acquired prior to the date of the ABX Balance Sheet;

(v)  Contracts.    All of the rights of ABX under the ABX Contracts;

(vi)  Assets Under Ancillary Agreements.    All assets that are expressly contemplated by any Ancillary Agreement (including any schedule thereto) as assets to remain with ABX;

(vii)  Equipment, etc.    All equipment, tools, materials, parts and supplies used primarily in the maintenance and operations of the ABX Business, except those set forth on Schedule 5 of the Hub and Line-Haul Services Agreement;

(viii)  Technology.    All computer applications, programs and other software, including operating software, network software, firmware, middleware, design software, design tools, databases, systems documentation and instructions and computer hardware owned by, licensed or leased to ABX, including those listed on Schedule 2.2(b)(viii);

(ix)  Intellectual Property.    All rights to the name ABX Air, Inc. and any associated designs or logos, a fully-paid, revocable license to use the name and logo Airborne Express, as set forth in Section 6.12, and the intellectual property listed on Schedule 2.2(b)(ix);

(x)  Contingent Claims.    All rights of offset, counterclaim or other similar rights related to the ABX Liabilities;

(xi)  Licenses.    All Licenses related to the ABX Business, including the Licenses listed on Schedule 2.2(b)(xi);

(xii)  Subsidiaries.    The FTZ Stock and the SSI Stock, and their related rights, assets, liabilities and obligations;

(xiii)  Books and Records.    All books, records and other documents of ABX used or held for use primarily in the ABX Business, including accounting and other books, records and files whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape or any other form all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence, product literature, artwork, development and manufacturing files, and other books, records, studies, surveys, reports, plans and documents; and

(xiv)  Aviation Insurance Policies.    Except to the extent related to Transferred Liabilities, all rights of ABX in the Insurance Policies listed on Schedule 2.2(b)(xiv) (the “Aviation Insurance Policies”);

(xv)  Bank Accounts.    The bank accounts, lock boxes and other deposit arrangements set forth on Schedule 2.2(b)(xv);

(xvi)  Accounts Receivable.    All accounts receivable from any Third Party, whenever arising; and

(xvii)  Rights under the Agreements.    All rights of ABX under this Agreement or any of the Ancillary Agreements.

Section 2.3  Assumption of Certain Liabilities.

(a)  Tranferred Liabilities.    For the purposes of this Agreement, “Transferred Liabilities” shall mean (without duplication and except as otherwise provided for in any Ancillary Agreement or other express agreement of the parties) all Liabilities of ABX other than the ABX Liabilities, including the following:

(i)  Scheduled Liabilities.    The Liabilities listed on Schedule 2.3(a)(i) hereto;

(ii)  Airborne Business.    All Liabilities related to the Airborne Business and the Transferred Assets;

(iii)  Fees and Expenses.    All Liabilities for the fees and expenses of Airborne, ABX or any affiliate of Airborne incurred as a result of the transactions contemplated by this Agreement;

(iv)  Employees.    Any Liabilities arising on or prior to the Separation Date to officers, directors, employees, agents, independent contractors or affiliates of Airborne, ABX or any affiliate of Airborne, except as retained by ABX under this Agreement or any of the Ancillary Agreements;

(v)  Litigation.    All Liabilities (other than ABX Liabilities) related to any ongoing claim, controversy or litigation, any claim, controversy or litigation arising out of facts or events occurring on or before the Separation Date and any claim, controversy or litigation that primarily relates to or results from the Airborne Business, whether or not the facts or events giving rise to such litigation occur on or before the date hereof;

(vi)  Other Liabilities.    All Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement (or the Schedules hereto or thereto) as Liabilities to be assumed by any member of the Airborne Group, and all agreements and obligations of any member of the Airborne Group under this Agreement or any Ancillary Agreement.

(vii)  Contracts.    All Liabilities arising under the ABX Contracts on or prior to the Separation Date, and all Liabilities arising under Contracts (other than the ABX Contracts) whenever arising; and

(viii)  Post-Separation Liabilities.    Except as otherwise expressly contemplated by this Agreement or any Ancillary Agreement, all Liabilities primarily relating to, arising out of or resulting from the operation of the Airborne Business or the ownership of the Transferred Assets after the Separation Date.

(b)  ABX Liabilities.    For the purposes of this Agreement, “ABX Liabilities” shall mean (without duplication and except as otherwise provided for in any Ancillary Agreement or other express agreement of the parties) the following:

(i)  ABX Balance Sheet.    All Liabilities reflected in the ABX Balance Sheet, to the extent such Liabilities have not been satisfied or discharged subsequent to the date of the ABX Balance Sheet in accordance with Section 5.1 of the Merger Agreement;

(ii)  Post-ABX Balance Sheet Liabilities.    All Liabilities of ABX that arise after the date of the ABX Balance Sheet that would have been included in ABX’s accounts listed on Schedule 2.2(b)(iv), or allocated to ABX’s portion of such accounts consistent with the methodology described with respect to such accounts on Schedule 2.2(b)(iv), as applicable, if such Liabilities had been incurred prior to the date of the ABX Balance Sheet;

(iii)  Contracts.    The Liabilities arising under the ABX Contracts after the Separation Date;

(iv)  Post-Separation Liabilities.    Except as otherwise expressly contemplated by this Agreement or any Ancillary Agreement, all Liabilities primarily relating to, arising out of or resulting from the operation of the ABX Business or the ownership of the ABX Assets after the Separation Date;

(v)  Other Liabilities.    All Liabilities that are expressly contemplated by any Ancillary Agreement (including the schedules thereto) as Liabilities to be retained by ABX, including all Liabilities related to any prepaid expenses reflected on the ABX Balance Sheet; and

(vi)  Liabilities under the Agreements.    All Liabilities of ABX under this Agreement or any of the Ancillary Agreements.

Section 2.4  Actions After the Separation Date.

(a)  Delayed Transfer Assets and Liabilities.    Anything in this Agreement to the contrary notwithstanding, ABX is not obligated to assign, transfer, convey or deliver to WAP LLC and WAP LLC is not obligated to assume any of the rights and obligations under any Delayed Transfer Asset or Delayed Transfer Liability until such time as all Consents or Governmental Approvals necessary for the legal transfer and/or assumption thereof are obtained. Each of the parties hereto agrees that the Delayed Transfer Assets shall be assigned, transferred, conveyed and delivered, and any Delayed Transfer Liabilities shall be assumed in accordance with the provisions of Sections 2.2 and 2.3. At least fifteen (15) Business Days prior to the Separation Date, ABX shall use its best efforts to deliver to WAP LLC a schedule setting forth all material Delayed Transfer Assets and Delayed Transfer Liabilities that it anticipates will be existing as of the Separation Date (the “Delayed Transfer Assets and Liabilities Schedule”). Prior to such transfer, the party possessing such Delayed Transfer Asset or Delayed Transfer Liability shall hold such asset or liability in trust for such other party.

(b)  Consents and Governmental Approvals.    If the transfer, assignment or assumption of any Delayed Transfer Asset or any Delayed Transfer Liability intended to be transferred, assigned or assumed hereunder is not consummated prior to or at the Separation Date as a result of the failure to obtain a Consent or Governmental Approval, then ABX shall thereafter hold such Delayed Transfer Asset or such Delayed Transfer Liability for WAP LLC and the transfer or assignment shall be null and void until such time as such Consent or Governmental Approvals have been obtained. During such time, ABX shall continue to cooperate with WAP LLC, using its best efforts, to obtain such Consent or Governmental Approval after the Separation Date in order to effectuate the transfer of good title to such asset to WAP LLC and shall take such other actions in order to place WAP LLC, insofar as reasonably practicable, in the same position as if such Delayed Transfer Asset or such Delayed Transfer Liability had been transferred or assumed as contemplated hereby and so that all the benefits and burdens relating to such Delayed Transfer Asset or such Delayed Transfer Liability, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Asset, are to inure from, and after the Separation Date to, WAP LLC. If any such Consent or Governmental Approval shall not be obtained, ABX shall cooperate with WAP LLC in any reasonable arrangement designed to provide for WAP LLC the benefits intended to be assigned to WAP LLC under the relevant contract, license or other instrument. If the inability to obtain such Consents or Governmental Approval can be remedied only through the purchase of substitute assets, the cost for any substitute assets shall be borne by WAP LLC.

(c)  Mistaken Transfers.    In the event that at any time or from time to time after the Separation Date, any party hereto becomes aware (i) that it possesses assets that, contrary to the agreements between the parties, by mistake or omission, were transferred to WAP LLC or retained by ABX or (ii) Liabilities that, contrary to the agreements between the parties, by mistake or omission, were assumed by WAP LLC or not assumed by WAP LLC, the parties shall cooperate in good faith to effect the transfer of such asset, and/or the assumption of such Liability to the party so entitled thereto. Prior to such transfer, the party possessing such asset or liability shall hold such asset or liability in trust for such other party.

ARTICLE III

THE SEPARATION AND ACTIONS PRIOR TO THE EFFECTIVE DATE

Section 3.1  Transactions Prior to the Effective Date.

(a)  Registration Statement.    ABX, with the cooperation and assistance of Airborne, shall prepare a Registration Statement on the appropriate form (the “Exchange Act Registration Statement”) in order to register the ABX Common Stock and the Rights of ABX under Section 12 of the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder (the “Exchange Act”), and will, as soon as practicable following the date hereof, use its best efforts to promptly file with the Securities and Exchange Commission (the “Commission”) the Exchange Act Registration Statement and such amendments or supplements thereto as may be necessary in order to cause the Exchange Act Registration Statement to become and to remain effective as required by law, including, but not limited to, such amendments to the Exchange Act Registration Statement as may be required by the Commission or federal, state or foreign securities laws. Airborne and ABX shall also cooperate in preparing and filing with the Commission any registration statements or amendments thereof which are required to reflect the establishment of, or amendments to, any employee benefit and other plans necessary or appropriate in connection with the Separation or the other transactions contemplated by this Agreement.

(b)  Option Plan.    Each of the parties shall cooperate in the preparation and adoption by ABX of a stock option plan if desired by the parties.

(c)  Intercompany Accounts.    Airborne and ABX, for themselves and on behalf of each member of the Airborne Group and the ABX Group, as applicable, acknowledge and agree that each intercompany account between a member of one Group and any direct subsidiary of such member that will be a member of the other Group after the Effective Time (including the outstanding intercompany account between Airborne and ABX) represents an equity investment of capital by such parent member with an amount equal to the par value of the issued and outstanding capital stock of such subsidiary member being allocated to capital, with the remainder of such intercompany account allocated to surplus. Airborne and ABX shall take all actions required to cancel any other intercompany accounts between members of the ABX Group and members of the Airborne Group;

(d)  FTZ Assets.    ABX shall take all actions required to cause FTZ to distribute the FTZ Assets to ABX.

(e)  SSI Distribution.    Airborne and ABX shall take all actions required to cause AFI to distribute the SSI Stock to WAP, and subsequently for WAP to distribute the SSI Stock to ABX.

(f)  WAP Merger.    Airborne, ABX and WAP LLC shall take all actions required to cause WAP to merge with and into WAP LLC.

(g)  Subsidiary Distribution.    Airborne and ABX shall take all actions required to distribute the WAP Interests and the ALS Stock to Airborne.

(h)  Stock Split.    Airborne and ABX shall take all actions required to adopt and effect a split of the ABX Common Stock such that, immediately following such stock split, ABX has issued and outstanding the number of shares of ABX Common Stock issuable as Merger Consideration pursuant to Section 2.6 of the Merger Agreement (the “ABX Shares”).

(i)  Loan.    DHL Affiliate shall make the Loan to ABX, ABX shall deliver a Promissory Note (the “Promissory Note”) in the form of Exhibit C, to DHL Affiliate evidencing the Loan, and ABX shall distribute to Airborne an amount in cash equal to the Estimated Distribution Amount from the proceeds of the Loan; provided, that the amount of the Promissory Note and the Estimated Distribution Amount shall be adjusted as set forth in Article III below.

(j)  Preferred Shares Rights Agreement.    Airborne and ABX shall cooperate in the preparation and adoption by ABX of a Preferred Shares Rights Agreement (the “Preferred Shares Rights Agreement”) in the form of Exhibit D, and ABX shall, as of the Effective Time, distribute the Rights to the holders of the ABX Shares.

(k)  Credit Facility.    Airborne and ABX shall cooperate to obtain a credit facility (the “Credit Facility”) for the benefit of ABX from a bank or other commercial lending institution in an amount not less than twenty five million dollars ($25,000,000); provided, that obtaining the Credit Facility shall not be a condition to the transactions contemplated by this Agreement, the Merger Agreement or any Ancillary Agreement. Notwithstanding the foregoing, in no circumstances will Airborne be obligated to provide any credit support for ABX in connection with the Credit Facility or otherwise pursuant to this Agreement.

Section 3.2  Estimated Closing Balance Sheet and Adjustments.

(a)  In accordance with Section 5.24 of the Merger Agreement, Airborne and Delta shall have determined, and delivered to ABX, the final form of an estimated unaudited pro forma balance sheet (the “Estimated Closing Balance Sheet”) as of the Closing Date (giving effect to each of the transactions contemplated by this Agreement and the Ancillary Agreements other than the adjustments set forth in Sections 3.2 and Section 3.3). The Estimated Closing Balance Sheet shall have been prepared (i) from the books and records of Airborne and ABX in accordance with GAAP and (ii) using the same methodology used to create the ABX Balance Sheet, including (A) applying GAAP on a consistent basis, (B) utilizing the same business plan for ABX (a copy of which was approved by DHL prior to the date hereof), as the same may be amended as agreed between Airborne and DHL to reflect any changes to this Agreement and the Ancillary Agreements made after the date hereof, (C) using the same valuation methodology for the Aircraft owned by ABX and (D) using the same valuation methodology for the stockholders equity of ABX.

(b)  If the stockholders equity reflected on the Estimated Closing Balance Sheet is less than fifty million dollars ($50,000,000), then on the Closing Date, each of the principal amount of the Promissory Note, the amount of the Loan and the Estimated Distribution Amount shall be decreased in the same amount (the “Estimated Downward Adjustment Amount”) such that the stockholders equity that would be reflected on the Closing Balance Sheet after giving effect to such adjustment is fifty million dollars ($50,000,000); provided, however, that in no event shall the Estimated Downward Adjustment Amount be greater than twenty five million dollars ($25,000,000). In the event that, after giving effect to the adjustment set forth in the preceding sentence, the stockholders equity reflected on the Estimated Closing Balance Sheet would still be less than fifty million dollars ($50,000,000), then the parties shall effect such additional adjustments to the assets (as mutually agreed by Atlantis and ABX) and liabilities (as selected by Atlantis) to be held by ABX after the Separation such that the stockholders equity on the Estimated Closing Balance Sheet would be fifty million dollars ($50,000,000); provided, however, that the aggregate amount of all such additional adjustments shall not exceed (i) the net property, plant and equipment value reflected on the ABX Balance Sheet (being two hundred ninety four million dollars ($294,000,000)) minus (ii) the net property, plant and equipment value reflected on the Estimated Closing Balance Sheet.

(c)  If the stockholders equity reflected on the Estimated Closing Balance Sheet is greater than eighty five million dollars ($85,000,000), then on the Closing Date, Airborne and ABX shall take all actions required for ABX to transfer to WAP LLC, at the time and in the manner set forth in Article II, all accounts receivable due to ABX from any Third Party arising prior to the Separation Date (the “Accounts Receivable”). If the stockholders equity reflected on the Estimated Closing Balance Sheet is greater than one hundred five million dollars ($105,000,000), then on the Closing Date, Airborne and ABX shall take all actions required for ABX to transfer to WAP LLC, at the time and in the manner set forth in Article II, all assets of FTZ (other than the FTZ Assets, and other than assets of FTZ the assignment of which would require any Consent or Governmental Approval).

(d) If, after giving effect to the transfer of assets pursuant to Section 3.2(c), the stockholders equity reflected on the Estimated Closing Balance Sheet continues to be greater than eighty five million dollars ($85,000,000), then in addition to the Promissory Note, ABX shall deliver to DHL Affiliate the Second Promissory Note in a principal amount (the “Estimated Upward Adjustment Amount”) such that the stockholders equity that would be reflected on the Estimated Closing Balance Sheet, after giving effect to the transfer of assets pursuant to Section 3.2(c), the delivery of the Second Promissory Note and the adjustment of the amount of the Loan and the Estimated Distribution pursuant to this sentence, is eighty five million dollars ($85,000,000), and the amount of the Loan and the Estimated Distribution Amount shall be increased by the Estimated Upward Adjustment Amount; provided, however, that in no event shall the Estimated Upward Adjustment Amount be greater than seventy five million dollars ($75,000,000). The Second Promissory Note shall contain the same terms and conditions as the Promissory Note, except (i) the principal amount of the Second Promissory Note shall be payable by Airborne in four equal installments on the fourth, fifth, sixth and seventh anniversary of the date of the ACMI Agreement (except that the principal amount, and any accrued interest, shall become immediately due and payable upon a Change of Control (as defined in the ACMI Agreement)), (ii) the Second Promissory Note shall bear interest at a rate of 5% per annum, and (iii) ABX shall not be reimbursed by Airborne under the ACMI Agreement for the interest expenses paid with respect to the Second Promissory Note.

(e)  If, after giving effect to the transfer of assets pursuant to Section 3.2(c) and the delivery of the Second Promissory Note pursuant to Section 3.2(d), the stockholders equity reflected on the Estimated Closing Balance Sheet continues to be greater than eighty five million dollars ($85,000,000) (the amount by which the stockholders equity exceeds eighty five million dollars ($85,000,000) under such circumstances is referred to herein as the “Estimated Excess Equity”), then each of the principal amount of the Promissory Note, the amount of the Loan and the Estimated Distribution Amount shall be increased in an amount equal to the product of .4286 times the Estimated Excess Equity (such product is referred to herein as “Estimated Excess Upward Adjustment Amount”).

Section 3.3  Final Closing Balance Sheet and Adjustments.

(a)  As soon as reasonably practicable, but in no event later than sixty (60) days after the Closing Date, ABX shall deliver to DHL Affiliate an unaudited balance sheet (the “Closing Balance Sheet”) as of the Closing Date (giving effect to each of the transactions contemplated by this Agreement and the Ancillary Agreements, including the adjustment set forth in the second sentence of Section 3.2(b) and the adjustment set forth in Section 3.2(c), but not including any other adjustment set forth in Sections 3.2 and Section 3.3). The Closing Balance Sheet shall be prepared (i) from the books and records of ABX in accordance with GAAP and (ii) using the same methodology used to create the ABX Balance Sheet and the Estimated Closing Balance Sheet, including (A) applying GAAP on a consistent basis, (B) utilizing the same business plan for ABX (a copy of which was approved by DHL prior to the date hereof), as the same may be amended as agreed between Airborne and DHL to reflect any changes to this Agreement and the Ancillary Agreements made after the date hereof, (C) using the same valuation methodology for the aircraft owned by ABX and (D) using the same valuation methodology for the stockholders equity of ABX (the Closing Balance Sheet, as so prepared and as agreed upon between ABX and DHL Affiliate, or as otherwise becomes binding upon the parties in accordance with this Section 3.3, the “Final Closing Balance Sheet”). While preparing the Closing Balance Sheet, ABX shall keep DHL Affiliate informed of its progress and of any material developments with respect to the Closing Balance Sheet.

(b)  DHL Affiliate shall notify ABX in writing (the “Notice of Disagreement”) within twenty (20) Business Days after its receipt of the Closing Balance Sheet if DHL Affiliate disagrees with ABX’s calculation of any item on the Closing Balance Sheet, which Notice of Disagreement shall set forth in reasonable detail the basis for such dispute and the U.S. dollar amounts involved. If no Notice of Disagreement is received by ABX within such twenty (20) Business Day period, then the Closing Balance Sheet shall be deemed to have been accepted by DHL Affiliate, shall become final and binding upon the parties and shall be the Final Closing Balance Sheet. During such twenty (20) Business Day period, DHL Affiliate and its Representatives will have the right to review all work papers and supporting materials and records and calculations of ABX and its Representatives in preparing the Closing Balance Sheet. ABX will, and will cause each of its Subsidiaries to, afford to DHL Affiliate and its Representatives prompt, reasonable access during normal business hours to all of ABX’s and its Subsidiaries’

properties, books, contracts, commitments, personnel, accountants and records reasonably related to the preparation of the Closing Balance Sheet, and will furnish as promptly as practicable to DHL Affiliate such information concerning ABX’s and its Subsidiaries’ businesses, properties, financial condition, operations and personnel reasonably related to the preparation of the Closing Balance Sheet as DHL Affiliate may reasonably request.

(c)  During the twenty (20) Business Days immediately following the delivery of a Notice of Disagreement, DHL Affiliate and ABX shall seek in good faith to resolve any differences that they may have with respect to any matter specified in the Notice of Disagreement. If at the end of such twenty (20) Business Day period DHL Affiliate and ABX have been unable to agree upon a Final Closing Balance Sheet, DHL Affiliate and ABX shall submit to the Independent Accounting Firm for review and resolution any and all matters which remain in dispute with respect to the Notice of Disagreement. The Independent Accounting Firm shall be instructed to make a final determination, which shall be binding on the parties hereto, of any disputed amounts within twenty (20) Business Days after any such referral, and such final determination shall be the basis for the Final Closing Balance Sheet.

(d)  The cost of the Independent Accounting Firm’s review and determination shall be shared between ABX and Delta Affiliate in such proportions as the Independent Accounting Firm may determine based on principles of equity, and ABX shall not be reimbursed by Atlantis under the ACMI Agreement for any such costs. During the twenty (20) Business Day review by the Independent Accounting Firm, DHL Affiliate and ABX will each make available to the Independent Accounting Firm access, during normal business hours, to such individuals and such Information as may be reasonably required by the Independent Accounting Firm to make its final determination.

(e)  If the stockholders equity reflected on the Final Closing Balance Sheet is less than fifty million dollars ($50,000,000), then the “Final Downward Adjustment Amount” shall mean the amount by which the principal amount of the Promissory Note, the amount of the Loan and the Estimated Distribution Amount would hypothetically be decreased such that the stockholders equity that would be reflected on the Final Closing Balance Sheet after giving effect to such adjustment would be fifty million dollars ($50,000,000); provided, however, that in no event shall the Final Downward Adjustment Amount be greater than twenty five million dollars ($25,000,000). If the stockholders equity reflected on the Final Closing Balance Sheet is greater than eighty five million dollars ($85,000,000), then the “Final Upward Adjustment Amount” shall mean the principal amount of a hypothetical Second Promissory Note, and a hypothetical increase in the Loan and the Estimated Distribution Amount in the same amount, such that the stockholders equity that would be reflected on the Final Closing Balance Sheet after giving effect to the delivery of the Second Promissory Note would be eighty five million dollars ($85,000,000); provided, however, that in no event shall the Estimated Upward Adjustment Amount be greater than seventy five million dollars ($75,000,000). If, after giving effect to the delivery of the hypothetical Second Promissory Note and the increase in the amount of the Loan and the Estimated Distribution Amount, as described in the previous sentence, the stockholders equity reflected on the Final Closing Balance Sheet would continue to be greater than eighty five million dollars ($85,000,000) (the amount by which the stockholders equity exceeds eighty five million dollars ($85,000,000) under such circumstances is referred to herein as the “Final Excess Equity”), then the “Final Excess Upward Adjustment Amount” shall mean the product of .4286 times the Final Excess Equity. If the stockholders equity reflected on the Final Closing Balance Sheet is greater than fifty million dollars ($50,000,000) but less than eighty five million dollars ($85,000,000), then both the Final Downward Adjustment Amount and the Final Upward Adjustment Amount shall be zero for purposes of this Section 3.3.

(f)  As soon as reasonably practicable upon final determination of the Final Closing Balance Sheet:

(i)  if there was an Estimated Downward Adjustment Amount, and the Final Downward Adjustment Amount is greater than the Estimated Downward Adjustment Amount, then DHL Affiliate and ABX shall take all actions required to decrease the principal amount of the Promissory Note by the difference between the Final Downward Adjustment Amount and the Estimated Downward Adjustment Amount, ABX shall pay DHL Affiliate the amount of such difference to reduce the amount of the Loan, and Airborne shall pay ABX the amount of such difference to refund a portion of the Estimated Distribution Amount;

(ii)  if there was an Estimated Downward Adjustment Amount, and the Final Downward Adjustment Amount is zero or less than the Estimated Downward Adjustment Amount, then DHL Affiliate and ABX shall take all actions required to increase the principal amount of the Promissory Note by the difference between the Estimated Downward Adjustment Amount and the Final Downward Adjustment Amount, DHL Affiliate shall pay ABX the amount of such difference to increase the amount of the Loan, and ABX shall pay Airborne the amount of such difference to increase the Estimated Distribution Amount;

(iii)  if there was an Estimated Upward Adjustment Amount and there was neither Estimated Excess Equity nor Final Excess Equity, and the Final Upward Adjustment Amount is greater than the Estimated Upward Adjustment Amount, then DHL Affiliate and ABX shall take all actions required to increase the principal amount of the Second Promissory Note by the difference between the Final Upward Adjustment Amount and the Estimated Upward Adjustment Amount, DHL Affiliate shall pay ABX the amount of such difference to increase the amount of the Loan, and ABX shall pay Airborne the amount of such difference to increase the Estimated Distribution Amount;

(iv) if there was an Estimated Upward Adjustment Amount and there was neither Estimated Excess Equity nor Final Excess Equity, and the Final Upward Adjustment Amount is zero or less than the Estimated Upward Adjustment Amount, then DHL Affiliate and ABX shall take all actions required to decrease the principal amount of the Second Promissory Note by the difference between the Estimated Upward Adjustment Amount and the Final Upward Adjustment Amount, ABX shall pay DHL Affiliate the amount of such difference to reduce the amount of the Loan, and Airborne shall pay ABX the amount of such difference to refund a portion of the Estimated Distribution Amount;

(v)  if there was an Estimated Upward Adjustment Amount and there was Final Excess Equity but not Estimated Excess Equity, then DHL Affiliate and ABX shall take all actions required to increase the principal amount of the Second Promissory Note by the difference between seventy five million dollars ($75,000,000) and the Estimated Upward Adjustment Amount and to increase the principal amount of the Promissory Note by the amount of the Final Excess Upward Adjustment Amount, DHL Affiliate shall pay ABX an amount equal to the sum of such principal amount increases to increase the amount of the Loan, and ABX shall pay Airborne an amount equal to the sum of such principal amount increases to increase the Estimated Distribution Amount;

(vi)  if there was an Estimated Upward Adjustment Amount and there was Estimated Excess Equity but not Final Excess Equity, then DHL Affiliate and ABX shall take all actions required to decrease the principal amount of the Second Promissory Note by the difference between seventy five million dollars ($75,000,000) and the Final Upward Adjustment Amount and to decrease the principal amount of the Promissory Note by the amount of the Estimated Excess Upward Adjustment Amount, ABX shall pay DHL Affiliate an amount equal to the sum of such principal amount decreases to decrease the amount of the Loan, and Airborne shall pay ABX an amount equal to the sum of such principal amount decreases to refund a portion of the Estimated Distribution Amount;

(vii)  if there was an Estimated Upward Adjustment Amount and there was both an Estimated Excess Equity and a Final Excess Equity, and the Final Excess Upward Adjustment Amount is greater than the Estimated Excess Upward Adjustment Amount, then DHL Affiliate and ABX shall take all actions required to increase the principal amount of the Promissory Note by the difference between the Final Excess Upward Adjustment Amount and the Estimated Excess Upward Adjustment Amount, DHL Affiliate shall pay ABX the amount of such difference to increase the amount of the Loan, and ABX shall pay Airborne the amount of such difference to increase the Estimated Distribution Amount;

(viii)  if there was an Estimated Upward Adjustment Amount and there was both an Estimated Excess Equity and a Final Excess Equity, and the Final Excess Upward Adjustment Amount is less than the Estimated Excess Upward Adjustment Amount, then DHL Affiliate and ABX shall take all actions required to decrease the principal amount of the Promissory Note by the difference between the Estimated Excess Upward Adjustment Amount and the Final Excess Upward Adjustment Amount, ABX shall pay DHL Affiliate the amount of such difference to reduce the amount of the Loan, and Airborne shall pay ABX the amount of such difference to refund a portion of the Estimated Distribution Amount;

(ix)  if there was neither an Estimated Upward Adjustment Amount nor an Estimated Downward Adjustment Amount, but there is a Final Downward Adjustment Amount, then DHL Affiliate and ABX shall take all actions required to decrease the principal amount of the Promissory Note by the Final Downward Adjustment Amount, ABX shall pay DHL Affiliate an amount equal to the Final Downward Adjustment Amount to reduce the amount of the Loan, and Airborne shall pay ABX an amount equal to the Final Downward Adjustment Amount to refund a portion of the Estimated Distribution Amount;

(x)  if there was neither an Estimated Upward Adjustment Amount nor an Estimated Downward Adjustment Amount, but there is a Final Upward Adjustment Amount (and, if applicable, a Final Excess Upward Adjustment Amount), then ABX shall deliver a Second Promissory Note to DHL Affiliate in the principal amount of the Final Upward Adjustment Amount (and, if applicable, DHL Affiliate and ABX shall take all actions required to increase the principal amount of the Promissory Note by the Final Excess Upward Adjustment Amount), DHL Affiliate shall pay ABX an amount equal to the Final Upward Adjustment Amount (plus, if applicable, the Final Excess Upward Adjustment Amount) to increase the amount of the Loan, and ABX shall pay Airborne an amount equal to the Final Upward Adjustment Amount (plus, if applicable, the Final Excess Upward Adjustment Amount) to increase the Estimated Distribution Amount;

(xi)  if there was an Estimated Downward Adjustment Amount and there is a Final Upward Adjustment Amount (and, if applicable, a Final Excess Upward Adjustment Amount), then (a) DHL Affiliate and ABX shall take all actions required to increase the principal amount of the Promissory Note by the Estimated Downward Adjustment Amount (plus, if applicable, the Final Excess Upward Adjustment Amount), (b) ABX shall deliver the Second Promissory Note to DHL Affiliate in the principal amount of the Final Upward Adjustment Amount, (c) DHL Affiliate shall pay ABX an amount equal to the sum of the Estimated Downward Adjustment Amount, the Final Upward Adjustment Amount and, if applicable, the Final Excess Upward Adjustment Amount, to increase the amount of the Loan, and (d) ABX shall pay Airborne an amount equal to the sum of the Estimated Downward Adjustment Amount, the Final Upward Adjustment Amount and, if applicable, the Final Excess Upward Adjustment Amount, to increase the Estimated Distribution Amount; and

(xii) if there was an Estimated Upward Adjustment Amount (and, if applicable, an Estimated Excess Upward Adjustment Amount) and there is a Final Downward Adjustment Amount, then (a) DHL Affiliate and ABX shall take all actions required to cancel the Second Promissory Note, (b) DHL Affiliate and ABX shall take all actions required to decrease the principal amount of the Promissory Note by the Final Downward Adjustment Amount (plus, if applicable, the Estimated Excess Upward Adjustment Amount), (c) ABX shall pay DHL Affiliate an amount equal to the sum of the Estimated Upward Adjustment Amount, the Final Downward Adjustment Amount and, if applicable, the Final Excess Upward Adjustment Amount, to decrease the amount of the Loan, and (d) Airborne shall pay ABX an amount equal to the sum of the Estimated Upward Adjustment Amount, the Final Downward Adjustment Amount and, if applicable, the Final Excess Upward Adjustment Amount, to refund a portion of the Estimated Distribution Amount.

Section 3.4  Conditions to Separation.    The obligations of the parties to consummate the Separation shall be subject to the fulfillment (or waiver by Airborne) at or prior to the Separation Date of the condition that each of the parties to the Merger Agreement shall have irrevocably confirmed to each other that each condition in Articles VI, VII and VIII of the Merger Agreement to such parties’ respective obligations to effect the Merger have been fulfilled or shall be fulfilled at the Effective Time or are or have been waived by such party, as the case may be.

ARTICLE IV

MUTUAL RELEASES AND INDEMNIFICATION

Section 4.1  ABX Release of Pre-Closing Claims.    Except as provided in Section 4.3 to this Agreement, effective as of the Effective Date, ABX, for itself and as agent for each member of the ABX Group, does hereby remise, release and forever discharge each member of the Airborne Group and any other Affiliates of Airborne immediately after the Effective Time from any and all Liabilities whatsoever owing to any member of the ABX Group, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Date, whether or not known as of the Effective Date, including in connection with the transactions and all other activities to implement the Separation and the transactions contemplated hereby.

Section 4.2  Airborne Release.    Except as provided in Section 4.3 to this Agreement, effective as of the Effective Date, Airborne, for itself and as agent for each member of the Airborne Group, does hereby remise, release and forever discharge each member of the ABX Group and any other Affiliates of ABX immediately after the Effective Time from any and all Liabilities whatsoever owing to any member of the Airborne Group, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Effective Date, whether or not known as of the Effective Date, including in connection with the transactions and all other activities to implement the Separation and the transactions contemplated hereby.

Section 4.3  No Impairment.    Nothing contained in Section 4.1 or Section 4.2 shall impair any right of any Person arising under this Agreement or any Ancillary Agreement or any Contract between members of the ABX Group, on the one hand, and the Airborne Group, on the other hand, that does not terminate as of the Separation Date, in each case in accordance with its terms. Nothing contained in Section 4.1 or 4.2 shall release any Person from:

(a)  any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under this Agreement or any of the Ancillary Agreements;

(b)  any Liability arising from or relating to the sale, lease, construction, provision, or receipt of goods, payment for goods, property or services purchased, obtained by or used in the ordinary course of business by a member of one Group from a member of any other Group prior to the Separation Date or any related referred claims; or

(c)  any Liability, the release of which would result in the release of any Person other than a member of the Airborne Group or the ABX Group; provided that the parties agree not to bring suit or permit any of their Subsidiaries to bring suit against any Person with respect to any Liability to the extent that such Person would be released with respect to such Liability by this Section 4.3 but for the proviso of this clause (c).

Section 4.4  No Actions As To Released Claims.    ABX agrees, for itself and as agent for each member of the ABX Group, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any member of the Airborne Group with respect to any Liabilities released pursuant to Section 4.1. Airborne agrees, for itself and as agent for each member of the Airborne Group, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any member of the ABX Group with respect to any Liabilities released pursuant to Section 4.2.

Section 4.5  Indemnification by ABX.    From and after the Effective Date until the first anniversary of the Effective Date (or, with respect to any breach by ABX of its agreements set forth in Section 6.12 or Section 6.13, until the expiration of the licenses described therein), except as otherwise provided in this Agreement or any of the Ancillary Agreements, ABX shall, and shall cause each member of the ABX Group to, indemnify, defend (including the payment of reasonable attorneys’ fees and expenses) and hold harmless Airborne, each member of the Airborne Group and any other Affiliate of Airborne immediately after the Effective Date, and each of their respective directors, officers, employees and representatives (the “Airborne Indemnitees”) from and against any and all Liabilities that any Third Party seeks to impose upon the Airborne Indemnitees, or which are imposed upon the Airborne Indemnitees, relating to, arising out of or resulting from (i) any Person’s failure to pay, perform or otherwise promptly discharge or fulfill any ABX Liability in accordance with its terms or (ii) any breach by ABX or any member of the ABX Group of this Agreement.

Section 4.6  Indemnification by Airborne.    From and after the Effective Date until the first anniversary of the Effective Date (or, with respect to any breach by Airborne or any member of the Airborne Group of their agreements set forth in Section 6.12 or Section 6.13, until the expiration of the licenses described therein), except as otherwise provided in this Agreement or any of the Ancillary Agreements, Airborne shall, and shall cause each member of the Airborne Group to, indemnify, defend (including the payment of reasonable attorneys’ fees and expenses) and hold harmless ABX, each member of the ABX Group and each of their respective directors, officers, employees and representatives (the “ABX Indemnitees”) from and against any and all Liabilities that any Third Party seeks to impose upon the ABX Indemnitees, or which are imposed upon the ABX Indemnitees, relating to, arising out of or resulting from (i) any Person’s failure to pay, perform or otherwise promptly discharge or fulfill any Transferred Liability in accordance with its terms; or (ii) any breach by Airborne or any member of the Airborne Group of this Agreement.

Section 4.7  Indemnification Procedures.    The party entitled to indemnification hereunder (the “Indemnified Party”) shall promptly (and in any event within 20 Business Days) notify the party obligated to provide indemnification (the “Indemnifying Party”) after the Indemnified Party has knowledge of any Third Party Claim (as defined below) which an Indemnified Party has determined has given or could reasonably be expected to give rise to a right of indemnification under this Agreement. No failure to give such notice of claim as aforesaid shall affect the indemnification obligations of the Indemnifying Party hereunder, except to the extent the Indemnifying Party can demonstrate that such failure materially prejudiced such Indemnifying Party’s ability to successfully defend the matter giving rise to the claim. The notice of claim shall state the nature of the claim, the amount of the liability, if known, and the method of computation thereof, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

Section 4.8  Third Party Claims.    The obligations and liabilities of an Indemnifying Party under Sections 4.5 and 4.6 with respect to Liabilities arising from claims of any Third Party that are subject to the indemnification provisions provided for in Sections 4.5 or 4.6, as applicable (“Third Party Claims”), shall be governed by and contingent upon the following additional terms and conditions. The Indemnified Party at the time it gives a notice of claim to the Indemnifying Party of the Third Party Claim shall advise the Indemnifying Party that the Indemnifying Party shall be permitted, at its option, to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice reasonably satisfactory to the Indemnified Party if it gives written notice of its intention to do so to the Indemnified Party within 20 days of its receipt of the notice of claim. In the event the Indemnifying Party exercises its right to undertake the defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnifying Party, and the Indemnified Party may participate by its own counsel and at its own expense in defense of such Third Party Claim; provided, however, that if the defendants in any Action shall include both the Indemnified Party and the Indemnifying Party and such Indemnified Party shall have reasonably concluded in good faith that counsel selected by the Indemnifying Party has a conflict of interest because of the availability of different or additional defenses to such Indemnified Party, such Indemnified Party shall have the right to select separate counsel to participate in the defense of such Action on its behalf, at the expense of the Indemnifying Party; provided, further, that such Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) unless such firm of attorneys advises the Indemnifying Party in writing that its representation of all such Indemnified Persons would present a conflict of interest for such counsel. Notwithstanding the foregoing, the Indemnified Party, during the period the Indemnifying Party is determining whether to elect to assume the defense of a matter covered by this Section 4.8, may take such reasonable actions, at the Indemnifying Party’s expense, as it deems necessary to preserve any and all rights with respect to the matter, without such actions being construed as a waiver of the Indemnified Party’s rights to defense and indemnification pursuant to this Agreement. In the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to it all such witnesses, records, materials and information in its possession or under its control relating thereto as is reasonably required by the Indemnified Party and the Indemnifying Party may participate by its own counsel and at its own expense in the defense of such Third Party Claim.

Section 4.9  Settlement Procedures.    Unless otherwise required by law, in no event shall an Indemnified Party admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld); provided, however, that the Indemnified Party shall have the right to settle, compromise or discharge such Third Party Claim without the consent of the Indemnifying Party if the Indemnified Party releases the Indemnifying Party from its indemnification obligation hereunder with respect to such Third Party Claim and such settlement, compromise or discharge would not otherwise adversely affect the Indemnifying Party. If the Indemnifying Party acknowledges in writing liability for a Third Party Claim (as between the Indemnifying Party and the Indemnified Party), the Indemnifying Party shall be permitted to enter into, and the Indemnified Party shall agree to, any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim and releases the Indemnified Party completely in connection with such Third Party Claim and that would not otherwise adversely affect the Indemnified Party; provided, further, that the Indemnifying Party shall not agree to any other settlement, compromise or discharge of a Third Party Claim not described above without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld).

Section 4.10  Limitation on Assumptions of Defense.    Notwithstanding anything to the contrary in this Article IV, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the reasonable fees and expenses of counsel incurred by the Indemnified Party in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party which the Indemnified Party reasonably determines, after conferring with its counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.

Section 4.11  Mitigation.    The Indemnified Party shall take all reasonable steps to mitigate all losses, costs and damages, including availing themselves of any defenses, limitations, rights of contribution, claims against third parties and other rights at law, and shall provide such evidence and documentation of the nature and extent of any liability as may be reasonably requested by the Indemnifying Party. The Indemnified Party shall act in a commercially reasonable manner in addressing any liabilities that may provide the basis for an indemnifiable claim (that is, each Indemnified Party shall respond to such liability in the same manner that it would respond to such liability in the absence of the indemnification provided for in this Agreement).

Section 4.12  Limitations on Indemnification.

(a)  Any indemnifiable claim shall be limited to the amount of actual damages sustained by the Indemnified Party, net of the dollar amount of any insurance proceeds, indemnity, contribution or other similar payment receivable by such Indemnified Party with respect to such damages.

(b)  In no event shall an Indemnifying Party be liable for punitive damages sustained or claimed by an Indemnified Party except to the extent such damages arise from a Third Party Claim.

Section 4.13  Additional Matters.

(a)  No Relief of Insurer Obligations.    An insurer who would otherwise be obligated to defend or make payment in response to any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, or have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “windfall” (i.e., a benefit it would not be entitled to receive in the absence of the indemnification provisions hereof) by virtue of the indemnification provisions hereof.

(b)  Subrogation.    In the event of payment by or on behalf of any Indemnifying Party to or on behalf of any Indemnified Party in connection with any Third Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party in any events or circumstances in respect of which such Indemnified Party may have any right or claim relating to such Third Party Claim. Such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right or claim.

(c)  Indemnification Payments.    Indemnification required by this Article IV shall be made by periodic payments of the amount thereof during the investigation or defense, as and when bills are received or loss, liability, claim, damage or expense is incurred promptly.

(d)  Not Applicable to Taxes.    The provisions of this Article IV shall not apply to Taxes (which are covered by the Tax Sharing Agreement).

(e)  Joint Defense and Cooperation.    With respect to any Third Party Claim in which both Airborne and ABX are, or reasonably may be expected to be, named as parties, or that otherwise implicates both Airborne and ABX in a material fashion, the Parties shall reasonably cooperate with respect to such Third Party Claim and if the Parties agree, maintain a joint defense in a manner that will preserve applicable privileges.

Section 4.14  Further Instruments.    At any time, Airborne or ABX will, at the request of the other, cause any member of its respective Group to execute and deliver to the other party releases reflecting the provisions of this Article IV.

ARTICLE V

INSURANCE MATTERS

Section 5.1  Cooperation in Insurance Matters.    All Airborne Insurance Policies shall constitute Transferred Assets and shall be retained by Airborne and the other members of the Airborne Group, together with all rights, benefits and privileges thereunder (including the right to receive any and all return premiums with respect thereto). From and after the Effective Date, except as expressly provided herein and except for the Aviation Insurance Policies, ABX shall be responsible for obtaining and maintaining its own insurance program for its risk of loss separately from the Airborne Insurance Policies. Notwithstanding the foregoing, (i) Airborne, upon the request of ABX, shall use its best efforts to assist ABX in the transition to its own separate insurance coverage from and after the Effective Date, and each party shall use their best efforts to provide the other party with any information that is in its possession and is reasonably available and useful to either obtain insurance coverage or to assist such party in preventing gaps in its insurance coverages or otherwise in managing its insurance matters, (ii) ABX, upon the request of Airborne, shall cooperate with and use its best efforts to assist Airborne in the collection of proceeds from insurance claims made under any Airborne Insurance Policy for the benefit of any member of the Airborne Group, (iii) Airborne, upon the request of ABX, shall cooperate with and use its best efforts to assist ABX in the collection of proceeds from insurance claims made under the Aviation Insurance Policies for the benefit of any member of the ABX Group, (iv) ABX and each member of the ABX

Group shall use their best efforts not to take any action that would jeopardize or otherwise interfere with any Airborne Group member’s ability to collect any proceeds payable pursuant to any Airborne Insurance Policy, and (v) Airborne and each member of the Airborne Group shall use their best efforts not to take any action that would jeopardize or otherwise interfere with any ABX Group member’s ability to collect any proceeds payable pursuant to the Aviation Insurance Policies. Nothing in this Section 5.1 shall (x) preclude any member of any Group from presenting any claim or from exhausting any policy limit, (y) require any member of any Group to pay any premium or other amount or to incur any Liability or (z) require any member of any Group to renew, extend or continue any policy in force.

Section 5.2  Rights Under Insurance Policies.

(a)  Airborne Insurance Policies.

(i)  Except as otherwise specified in this Article V or any other Ancillary Agreement, members of the ABX Group shall have no rights with respect to any Airborne Insurance Policies, except that ABX will have the right to (1) assert claims and to resolve existing and pending claims under Insurance Policies for any loss, liability or damage arising out of insured incidents to the extent relating to the ABX Business occurring from the date of coverage thereunder first commenced until the Separation Date and (2) require all rights, privileges and proceeds of such Insurance Policies relating to the claims specified in clause (1); provided that (x) all of Airborne’s and each member of the Airborne Group’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing shall be promptly paid by ABX and (y) subject to Section 5.10 of the Merger Agreement, Airborne and the members of the Airborne Group may, at any time after the Effective Time, without liability or obligation to any member of the ABX Group (other than as set forth in Section 5.2(a)(ii)), amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Insurance Policy (and such Insurance Policy shall be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications). No member of the Airborne Group shall bear any Liability for the failure of an insurer to pay any claim under any Insurance Policy. Notwithstanding anything to the contrary herein, ABX may at any time, and from time to time, inform Airborne by written notice that it desires to terminate its rights to assert claims under any or all Insurance Policies, in which case ABX’s rights to assert claims relating to ABX’s Liabilities under such Insurance Policy or Policies shall terminate immediately.

(ii)  In the event that, after the Separation Date, any member of the Airborne Group proposes to amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Airborne Insurance Policies under which ABX has rights to assert claims pursuant to Section 5.2(a)(i) in a manner that would adversely affect any such rights of ABX, Airborne will give ABX prior notice thereof. If ABX agrees to indemnify Airborne with respect to any cost or Liability arising out of its failure to take any of the actions specified in the foregoing sentence, Airborne shall not take such action so long as Airborne shall be reasonably satisfied that ABX shall be able to indemnify Airborne with respect to all such costs and Liabilities.

(b)  Aviation Insurance Policies.

(i)  Except as otherwise specified in this Article V or any other Ancillary Agreement, members of the Airborne Group shall have no rights with respect to the Aviation Insurance Policies, except that Airborne will have the right to (1) assert claims and to resolve existing and pending claims under the Aviation Insurance Policies for any loss, liability or damage arising out of insured incidents to the extent relating to Transferred Liabilities and (2) require all rights, privileges and proceeds of the Aviation Insurance Policies relating to the claims specified in clause (1); provided that (x) all of ABX’s and each member of the ABX Group’s reasonable out-of-pocket costs and expenses incurred in connection with the foregoing shall be promptly paid by Airborne and (y) ABX and the members of the ABX Group may, at any time after the Effective Time, without liability or obligation to any member of the Airborne Group (other than as set forth in Section 5.2(b)(ii)), amend, commute, terminate, buy-out, extinguish liability under or otherwise modify the Aviation Insurance Policies (and the Aviation Insurance Policies shall be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications). No member of the ABX Group shall bear any Liability for the failure of an insurer to pay any claim under the Aviation Insurance Policies. Notwithstanding anything to the contrary herein, Airborne may at any time, and from time to time, inform ABX by written notice that it desires to terminate its rights to assert claims under the Aviation Insurance Policies, in which case Airborne’s rights to assert claims relating to Airborne’s Liabilities under the Aviation Insurance Policies shall terminate immediately.

(ii)  In the event that, after the Separation Date, any member of the ABX Group proposes to amend, commute, terminate, buy-out, extinguish liability under or otherwise modify the Aviation Insurance Policies under which any member of the Airborne Group has rights to assert claims pursuant to Section 5.2(b)(i) in a manner that would adversely affect any such rights of Airborne, ABX will give Airborne prior notice thereof. If Airborne agrees to indemnify ABX with respect to any cost or Liability arising out of its failure to take any of the actions specified in the foregoing sentence, ABX shall not take such action so long as ABX shall be reasonably satisfied that Airborne shall be able to indemnify ABX with respect to all such costs and Liabilities.

Section 5.3  Responsibilities for Self-Insured Obligations and Other Obligations.

(a)  ABX shall reimburse Airborne for ABX’s pro rata share (based on the aggregate amount of proceeds received in respect of claims under such Insurance Policy by members of the ABX Group) of all amounts necessary to exhaust or otherwise satisfy all applicable self-insured retentions and ABX’s pro rata share of all amounts for fronted policies, overages, deductibles and retrospective or prospective premium adjustments and similar amounts not covered by Insurance Policies. Airborne shall reimburse ABX for Airborne’s pro rata share (based on the aggregate amount of proceeds received in respect of claims under the Aviation Insurance Policies by members of the Airborne Group) of all amounts necessary to exhaust or otherwise satisfy all applicable self-insured retentions and Airborne’s pro rata share of all amounts for fronted policies, overages, deductibles and retrospective or prospective premium adjustments and similar amounts not covered by the Aviation Insurance Policies.

(b)  Each of Airborne and ABX does hereby agree, for itself and for each other member its Group, that all duties and obligations under any Insurance Policy, including the fulfillment of any conditions and the payment of any deductibles, retentions, co-insurance payment or retrospective premiums, that correspond in any way with or may be necessary to perfect, preserve or maintain an insured’s right to obtain benefits under that Insurance Policy, will be performed by the insured that is seeking the benefits under that Insurance Policy, subject to the indemnification provisions herein.

Section 5.4  Claims Administration.    Airborne or its designee shall be responsible for the claims administration with respect to claims of any member of the Airborne Group under Insurance Policies and ABX or its designee shall be responsible for the claims administration with respect to claims of ABX under Insurance Policies.

Section 5.5  Procedures Regarding Insufficient Limits of Liability.    In the event that there are insufficient limits of liability available under the Airborne Insurance Policies or the Aviation Insurance Policies in effect prior to the Separation Date to cover the Liabilities of the Airborne Group and/or the ABX Group that would otherwise be covered by such Insurance Policies, then no member of the ABX Group shall be entitled to recovery for any claims under such Airborne Insurance Policies until the clams of all members of the Airborne Group have been satisfied thereunder and no member of the Airborne Group shall be entitled to recovery for any claims under the Aviation Insurance Policies until the claims of all members of the ABX Group have been satisfied thereunder. If any member of the ABX Group has received proceeds under any such Airborne Insurance Policies, ABX shall reimburse Airborne all amounts to which any member of the Airborne Group would have been entitled had its claim under such Insurance Policies arisen prior to any recovery thereunder by any member of the ABX Group. If any member of the Airborne Group has received proceeds under any Aviation Insurance Policy, Airborne shall reimburse ABX all amounts to which any member of the ABX Group would have been entitled had its claim under such Aviation Insurance Policy arisen prior to any recovery thereunder by any member of the Airborne Group.

Section 5.6  No Liability.    Each of ABX, for itself and as agent for each other member of the ABX Group, and Airborne, for itself and as agent for each other member of the Airborne Group, does hereby agree that no member of the Airborne Group, any Airborne Indemnitee, no member of the ABX Group, or any ABX Indemnitee, as applicable, shall have any Liability whatsoever as a result of the insurance policies and practices of Airborne and its Subsidiaries, or ABX and its Subsidiaries, as applicable, as in effect at any time prior to the Separation Date, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy or the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.

Section 5.7  No Restrictions.    Nothing in this Agreement shall be deemed to restrict any member of the ABX Group or Airborne Group from acquiring at its own expense any other insurance policy in respect of any Liabilities or covering any period.

Section 5.8  Further Agreements.    The parties acknowledge that they intend to allocate financial obligations without violating any laws regarding insurance, self-insurance or other financial responsibility. If it is determined that any action undertaken pursuant to this Agreement or any other Ancillary Agreement is violative of any insurance, self-insurance or related financial responsibility law or regulation, the parties agree to work together to do whatever is necessary to comply with such law or regulation while trying to accomplish, to the greatest possible extent, the allocation of financial obligations as intended in this Agreement and any other Ancillary Agreement.

Section 5.9  Director and Officer Insurance.    Airborne acknowledges and agrees that the directors, officers and employees of ABX immediately prior to the Effective Time are Indemnified Parties for purposes of Section 5.10 of the Merger Agreement.

Section 5.10  Cooperation.    Airborne and ABX shall use their commercially reasonable efforts to cooperate with each other in all respects, and they shall execute any additional documents which are reasonably necessary to effectuate the provisions of this Article V.

Section 5.11  No Assignment or Waiver.    This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of the Airborne Group or the ABX Group in respect of any Insurance Policy or any other contract or policy of insurance.

ARTICLE VI

COVENANTS AND OTHER MATTERS

Section 6.1  Other Agreements.    In addition to the specific agreements, documents and instruments that are Exhibits to this Agreement, Airborne and ABX agree to execute or cause to be executed by the appropriate parties and deliver, as appropriate, such other agreements, instruments and other documents as may be necessary or desirable in order to effect the purposes of this Agreement and the Ancillary Agreements.

Section 6.2  Further Instruments and Assurances.    At the request of any party and without further consideration, each party will each execute and deliver to any other party such other instruments of transfer, conveyance, assignment, substitution and confirmation and, subject to the terms and conditions hereof and in the Ancillary Agreements, take such action as may reasonably be deemed necessary or desirable in order to effectuate the Separation and the transactions contemplated hereby, and to transfer, convey and assign to such other party and confirm such other party’s title to all of the assets, rights and other things of value contemplated to be transferred to such other party pursuant to this Agreement, the Ancillary Agreements, and any documents referred to therein, to put such other party in actual possession and operating control thereof and to permit such other party to exercise all rights with respect thereto (including, without limitation, rights under contracts and other arrangements as to which the consent of any third party to the transfer thereof shall not have previously been obtained).

Section 6.3  Agreement for Exchange of Information.    Upon reasonable notice, each of Airborne and ABX shall, from and after the Separation Date for a period of three (3) years, afford to each other and to the other parties’ Representatives, reasonable access, during normal business hours, in a manner that does not unreasonably interfere with one another’s respective business and operations, to its and its Subsidiaries’ plants, properties, and Information (except in the case of Information to be provided by Airborne, only to the extent such Information is not in the possession of ABX and has not been delivered to ABX pursuant to any Ancillary Agreement) in each case relating to the ABX Business on or prior to the Separation Date. For the purposes of this Section 6.3, all communications, including requests for Information or access, pursuant to this Section 6.3, shall only be made by and between a Representative of each of Airborne and ABX, which Representative (a) shall initially be David C. Anderson or his designee for Airborne and Joseph C. Hete or his designee for ABX and (b) may be replaced with a substitute Representative by any party from time to time upon reasonable written notice to the other parties. Notwithstanding the foregoing, neither Airborne nor ABX nor their respective Subsidiaries shall be required to provide any Information to the extent that any such party or any of their respective Subsidiaries is legally obligated to keep such Information confidential or otherwise not to provide such Information or to the extent that such access would constitute a waiver of the attorney-client privilege. Each of Airborne and ABX shall hold, and shall direct its Representatives to hold, any and all Information received from any of the parties, directly or indirectly, in confidence in accordance with Section 6.9.

(a)  Ownership of Information. Any Information owned by a party that is provided to a requesting party pursuant to this Section 6.3 shall be deemed to remain the property of the providing party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.

(b)  Record Retention.    Each party agrees to use its best efforts to retain all tax, employee and financial Information in its respective possession or control on the Effective Date. No party will destroy, or permit any of its Subsidiaries to destroy, any Information that exists on the Effective Date (other than Information that is permitted to be destroyed under the current record retention policy of such party) without first using its best efforts to notify the other party of the proposed destruction and giving the other party the opportunity to take possession of such Information prior to such destruction.

(c)  Limitation of Liability.    No party shall have any liability to any other party in the event that any Information exchanged or provided pursuant to this Section 6.3 is found to be inaccurate, in the absence of willful misconduct by the party providing such Information. No party shall have any liability to any other party if any Information is destroyed or lost after the best efforts by such party to comply with the provisions of Section 6.3(b).

(d)  Other Agreements Providing for Exchange of Information.    The rights and obligations granted under this Section 6.3 are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in this Agreement and any Ancillary Agreement.

(e)  Production of Witnesses; Records; Cooperation.    After the Effective Date, except in the case of a legal or other proceeding by one party against the other party (which shall be governed by such discovery rules as may be applicable), each party hereto shall use its best efforts to make available to each other party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of such party as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any legal, administrative or other proceeding in which the requesting party may from time to time be involved, relating to the ABX Business or the Airborne Business on or prior to the Separation Date. If information other than pertaining to the ABX Business or the Airborne Business is contained in such records, Airborne and ABX shall either agree that such information may be omitted or redacted by the producing party, or shall enter into appropriate secrecy commitments to protect such information. The requesting party shall bear all costs and expenses in connection therewith.

Section 6.4  Consistency with Past Practices.    At all times prior to the Effective Date, Airborne will cause ABX to conduct the ABX Business in the ordinary course, consistent with past practices.

Section 6.5  Payment of Expenses.    Except as otherwise provided in this Agreement, the Ancillary Agreements or any other agreement between the parties relating to the Separation or the transactions contemplated hereby, all costs and expenses incurred by the parties hereto in connection with the Separation shall be paid by Airborne.

Section 6.6  Dispute Resolution.    Excluding any controversy or claim arising primarily out of Section 3.2 or Section 3.3, and except as otherwise provided herein, any and all controversies or claims arising out of, under or relating to this Agreement and the Ancillary Agreements (except as otherwise set forth in any Ancillary Agreement) or their respective performance (collectively, “Disputes”), including any amendments hereto or thereto or the breach hereof or thereof shall be determined and settled in accordance with the laws of the state of New York as follows:

(a)  The parties shall use their reasonable best efforts to resolve any and all Disputes. If a Dispute cannot be resolved by the representatives of the parties within a reasonable time, it shall be referred to the Chief Executive Officers of each party, or their respective designees, for further negotiation for a period of thirty (30) days. Only upon failure by the parties to resolve the Dispute through such negotiation may either party prosecute such claim in a more formal proceeding as provided herein; provided that in the event good faith negotiations are ensuing and a party reasonably believes that it will forfeit claims as a result of statute of limitations, laches, or other similar defenses, then the parties shall enter into a customary tolling arrangement in order to preserve any such claims during the informal dispute resolution procedures.

(b)  If a Dispute cannot be resolved as provided in 6.6(a), then the parties shall submit to the binding arbitration procedures hereinafter set forth. Such binding arbitration shall take place in New York, New York, and shall be in accordance with the rules of the American Arbitration Association. Airborne and ABX shall each choose an arbitrator within thirty (30) days after the written request by either of them, and the arbitrators so chosen shall choose a third arbitrator within thirty (30) days after their selection by the parties. The parties agree that within sixty (60) days after selection, the arbitrators shall submit a written report of their determination of the Dispute. If such report is not unanimous, the determination of two (2) of the arbitrators shall nevertheless be binding upon the parties. Arbitrators designated hereunder shall have substantial commercial experience in the air transport or air express industry. The losing party shall pay the arbitration costs; if no party is clearly the losing party, then the arbitrators shall allocate the arbitration costs between the parties in an equitable manner, as the arbitrators may determine in their sole discretion. Any decision, determination or award rendered as a result of such arbitration shall be final, conclusive and binding on the parties and may be reduced to judgment in any appropriate court having jurisdiction thereof.

(c)  Unless otherwise agreed in writing, the parties will continue to provide service and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Section 6.6 with respect to all matters not subject to such dispute, controversy or claim.

Section 6.7  Governmental Approvals.    To the extent that the Separation requires any Governmental Approvals, the parties will use their best efforts to obtain any such Governmental Approvals.

Section 6.8  Cooperation in Obtaining New Agreements and Consents.

(a)  Airborne understands that, prior to the Effective Date, ABX has derived benefits under certain agreements between Airborne and third parties. Upon the request of ABX, Airborne agrees to use its commercially reasonable efforts to (i) make introductions to appropriate ABX personnel to Airborne’s contacts at such third parties, and (ii) assist ABX in negotiating agreements with such third parties on commercially reasonable terms. Such assistance may include, but is not limited to, (x) requesting such third parties to enter into such agreements with ABX, and (y) attending meetings and negotiating sessions with ABX and such third parties.

(b)  ABX understands that there are certain agreements between ABX and Third Parties, which agreements are being assigned to WAP LLC in connection with the Separation but which may require the Consent of the applicable Third Party. Upon the request of WAP LLC or Airborne, ABX agrees to use commercially reasonable efforts to assist WAP LLC in seeking and obtaining the Consent of such Third Parties to such assignment.

(c)  Airborne understands that there are certain agreements between ABX and Third Parties, which agreements may require the Consent of the applicable Third Party in connection with the transactions contemplated hereby. Upon the request of ABX, Airborne agrees to use commercially reasonable efforts to assist ABX in seeking and obtaining the Consent of such Third Parties.

(d)  The parties expect that the activities contemplated by this Section 6.8 will be substantially completed by the Effective Date, but in no event will ABX or Airborne have any obligations hereunder after the first anniversary of the Effective Date.

Section 6.9  Confidentiality.

(a)  Confidentiality And Non-Use Obligations.    During the Confidentiality Period, the Receiving Party shall (i) protect the confidentiality of the Information that it receives from the Disclosing Party by using the same degree of care, but no less than a reasonable degree of care, to prevent the unauthorized use, dissemination, or publication of the Information as the Receiving Party uses to protect its own Information of a like nature, (ii) not use such Information in violation of any use restriction in any Ancillary Agreement, and (iii) not disclose such Information to any Third Party, except as expressly permitted under this Agreement, in the Ancillary Agreements or in any other agreements entered into between the parties in writing, without prior written consent of the Disclosing Party.

(b)  Compelled Disclosure.    If the Receiving Party or any of its respective Subsidiaries believes that it will be compelled by a court or other authority to disclose Information of the Disclosing Party, it shall (i) give the Disclosing Party prompt and timely written notice so that the Disclosing Party may take steps to oppose such disclosure, but in any event the Receiving Party shall not be prohibited from complying with such requirement and (ii) cooperate with the Disclosing Party in its attempts to oppose such disclosure, provided that such opposition is reasonable in light of applicable law or regulation. If the Receiving Party complies with the above, it shall not be prohibited from complying with such requirements to disclose, but shall cooperate with the Disclosing Party to take all reasonable steps to make such disclosure subject to a suitable protective order or otherwise prevent unrestricted or public disclosure.

(c)  No Restriction on Disclosing Party.    Nothing in this Agreement shall restrict the Disclosing Party from using, disclosing, or disseminating its own Information in any way provided that, in so doing, it does not use, disclose or disseminate any Information of the Receiving Party.

(d)  Third Party Restrictions.    Nothing in the Agreement supersedes any restriction imposed by Third Parties on their Information, and there is no obligation on the Disclosing Party to conform Third Party agreements to the terms of this Agreement.

(e)  Warranty Disclaimer.    EACH PARTY ACKNOWLEDGES AND AGREES THAT ALL INFORMATION IS PROVIDED ON AN “AS IS, WHERE IS” BASIS AND THAT NO PARTY NOR ANY OF ITS SUBSIDIARIES HAS MADE OR WILL MAKE ANY WARRANTY WHATSOEVER WITH RESPECT TO INFORMATION, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, ENFORCEABILITY OR NON-INFRINGEMENT.

Section 6.10  Actions by ABX in Support of the Merger Agreement.

(a)  Exchange Shares.    ABX hereby agrees that prior to or at the Effective Time, it shall make available to the Exchange Agent, for the benefit of the holders of Airborne Common Stock immediately prior to the Effective Time, a certificate or certificates (the “Exchange Shares Certificates”) representing the ABX Shares issuable pursuant to Section 2.6 of the Merger Agreement in exchange for shares of Airborne Common Stock (such shares, the “Exchange Shares”). The Exchange Agent shall hold the ABX Shares represented by the Exchange Shares Certificates on behalf of the holders of Airborne Common Stock immediately prior to the Effective Time and the ABX Shares represented by the Exchange Shares Certificates shall not be transferred and the Exchange Agent shall not deliver any Exchange Shares to any Person (other than to ABX upon its request following any termination of the Merger Agreement). Prior to delivery to holders of Airborne Common Stock of Exchange Shares Certificates as set forth above, subject to any requirements of the DOT, the Exchange Agent shall vote any ABX Shares held by it in the same proportion as all other holders of ABX Shares vote. ABX also hereby agree that it shall make available for exchange under the Merger Agreement from time to time after the Effective Time additional Exchange Shares to the extent the Exchange Shares held by the Exchange Agent are insufficient to pay the Stock Consideration due upon the surrender of the certificates representing the Airborne Common Stock.

(b)  Termination of Exchange Fund.    If, after the Exchange Shares have been returned to ABX, additional Exchange Shares are required for exchange hereunder, then ABX shall, and hereby agrees to, make available to Airborne, upon its request, additional ABX Shares for exchange under the Merger Agreement and to indemnify and to hold harmless Airborne and its Affiliates for any damages or losses that Airborne or any of its Affiliates may suffer as a result of ABX’s failure to promptly provide such shares.

Section 6.11  Collection of Accounts Receivable.    If the Accounts Receivable are transferred to WAP LLC pursuant to Section 3.2(c), ABX shall collect such Accounts Receivable in the ordinary course of business consistent with past practice, and shall remit the proceeds of such Accounts Receivable to WAP LLC, or its designee, promptly upon receipt.

Section 6.12  Trademark License.

(a)  License.    Subject to the terms and conditions set forth in this Section 6.12, Airborne Express, Inc., a Delaware corporation (“Licensor”) hereby grants to ABX and its agents, and ABX hereby accepts, a worldwide, nonexclusive, fully-paid license to use the word and design marks set forth on Schedule 6.12(a) (the “Licensed Marks”) following the Effective Time in connection with ABX’s ongoing business activities.

(b)  Term.    The license set forth in Section 6.12(a) shall commence on the Effective Time and shall continue in full force and effect until the expiration or termination of the ACMI Agreement and upon such expiration or termination, any and all rights granted to ABX hereunder, together with any interest in and to any of the Licensed Marks which ABX may be deemed to have acquired by virtue hereof or otherwise, shall cease and without further act or instrument be assigned to and revert to the Licensor; provided, that notwithstanding the expiration or termination of the ACMI Agreement, ABX shall retain the limited right and license to maintain the Licensed Marks on all Aircraft until Airborne has paid ABX to have the Aircraft stripped and repainted as set forth in the ACMI Agreement.

(c)  Ownership.    ABX acknowledges that Licensor is the exclusive owner of the Licensed Marks together with the goodwill associated therewith or appurtenant thereto and that, except for the license set forth herein, ABX has no right, title or interest in or to the Licensed Marks. ABX agrees that all use of the Licensed Marks by ABX and the goodwill associated with such use shall inure solely to the benefit of Licensor.

(d)  Quality Control.    ABX agrees that all goods and services provided in connection with the Licensed Marks pursuant to this Section 6.12 shall be of a standard of quality commensurate with the standards and reputation currently associated with the Licensed Marks and shall not be offensive, disparaging or misleading as to the origin or quality of the products or services provided under the Licensed Marks. Licensor acknowledges that all current uses of the Licensed Marks by ABX in connection with the ABX Business meet this standard. Any materially different use of the Licensed Marks by ABX following the Effective Time shall be approved in advance by Licensor (such approval shall not be unreasonably withheld, conditioned or delayed).

(e)  Enforcement.    ABX agrees to cooperate in good faith with Licensor, at Licensor’s sole expense, to protect Licensor’s rights in and to the Licensed Marks, and shall notify Licensor promptly of any actual or threatened infringements, imitations or unauthorized uses of the Licensed Marks of which ABX becomes aware. ABX agrees that it will not, during the term of the license, contest, deny, challenge or attack the validity of, or Licensor’s title or right in and to any of the Licensed Marks. Licensor acknowledges the importance of the Licensed Marks in the ABX Business and shall not intentionally allow the Licensed Marks or any registration or application to register any Licensed Marks to expire or become abandoned, and Licensor shall take all actions reasonably necessary to protect the value of the Licensed Marks, including diligently maintaining all registrations for the Licensed Marks and seeking and prosecuting applications for the Licensed Marks. Licensor may, at its sole discretion, bring any actions for any past, present and future infringements or other unauthorized use of the Licensed Marks in its own name and may join ABX in such action to enforce Licensor’s rights.

(f)  Appearance.    Licensor acknowledges that all current uses of the Licensed Marks in the ABX Business are appropriate and are hereby approved.

Section 6.13  Software License.

(a)  License.    Licensor hereby grants ABX and its users and agents a nonexclusive, worldwide, royalty-free, fully-paid right and license to access and use the FOCUS Application, as further described on Schedule 6.13 attached hereto (the “FOCUS Application”) in order to conduct its business as contemplated in the ACMI Agreement including in the provision of Third Party Services (as defined in the ACMI Agreement).

(b)  Support and Maintenance.

(i)  Telephone Support.    Licensor shall use its best efforts to maintain a telephone support line available twenty-four (24) hours a day, seven (7) days a week for ABX to report any errors with the FOCUS Application, and trouble accessing or using the FOCUS Application. Licensor shall use its best efforts to respond to all reports of errors immediately and shall use continuous efforts to fix such errors as soon as is commercially reasonable.

(ii)  Enhancements.    Licensor will provide ABX with all updates, upgrades, bug fixes, new versions and other enhancements (“Enhancements”) to the FOCUS Application developed or acquired during the term of this Agreement.

(c)  Software Escrow.

(i)  Escrowed IP.    Licensor and ABX agree to enter into a software escrow agreement in the form of Exhibit E whereby Licensor shall deposit all source code, object code and any other software, systems and programming and maintenance notes and manuals relating to the FOCUS Application including all Enhancements necessary to use, host, support and maintain the FOCUS Application (“Escrowed IP”).

(ii)  Escrow Agreement.    The escrow agreement shall contain the following terms:

(A)  The Escrowed IP will be released to ABX upon the occurrence of a Release Event. Release Events shall include Licensor’s breach of any representation, warranty or covenant in this Agreement (including without limitation, its support and maintenance obligations under Section 6.13(b)) and certain bankruptcy-related events.

(B)  Licensor and ABX shall maintain the escrow agreement during the term of this Section 6.13 and shall equally share the fees charged in the escrow agreement.

(iii)  Escrowed IP License.    Licensor hereby grants ABX and its users and agents a nonexclusive, worldwide, perpetual right and license to use the Escrowed IP in order to conduct its business as contemplated in the ACMI Agreement, including Third Party Services, and to support and maintain the FOCUS Application and any Enhancements.

(d)  Alteration of Software.    ABX acknowledges that the FOCUS Application includes valuable confidential technology of the Licensor. Until a Release Event under the terms of the escrow agreement, ABX shall not modify, alter, change, reproduce, reverse engineer, disassemble, decompile, distribute or copy the FOCUS Application, the Enhancements or any part or portion thereof, or derive any source code or algorithms therefrom. ABX agrees to maintain, safeguard and protect the FOCUS Applications and the Enhancements, and shall use its best effort to prevent any unauthorized access or use by third parties.

(e)  Term and Termination.    The license granted pursuant to this Section 6.13 shall commence on the Effective Time and shall continue in full force and effect as long as the ACMI Agreement is in force and effect.

(f)  Limitation on Liability.    Notwithstanding the provisions of Sections 4.12(a) and (b), for purposes of this Section 6.13, in no event shall Licensor be liable for any indirect, special, incidental or consequential damages (including lost profits, lost savings, lost sales or business and/or loss due to business interruption or ABX’s inability to use the FOCUS Application or any Enhancements) whether based on breach of contract, tort (including negligence), or otherwise, and whether or not Licensor has been advised of the possibility of such damage, unless arising from Licensor’s gross negligence or willful misconduct.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.1  Entire Agreement.    This Agreement, the Merger Agreement, the other Ancillary Agreements, the Confidentiality Agreement and the Exhibits, Schedules and supplements to this Agreement and such other agreements constitute the entire agreement of all the parties and supersede any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or either of them, with respect to the subject matter hereof. No representation, warranty, promise, inducement or statement of intention has been made by any party which is not contained in this Agreement, the Merger Agreement, the other Ancillary Agreements or Schedules or Exhibits to this Agreement and no party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein or therein. All Exhibits and Schedules to this Agreement are expressly made a part of, and incorporated by reference into, this Agreement.

Section 7.2  Governing Law and Venue.    This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York. With respect to any claim or controversy arising primarily out of Section 3.2 or Section 3.3 hereof, each of the parties hereto irrevocably and unconditionally (i) agrees to be subject to, and hereby consents and submits to, the exclusive jurisdiction of the United States District Court for the Southern District Court of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any of the transactions contemplated hereby, (ii) agrees not to commence any legal proceedings related hereto except in such courts, (iii) to the extent such party is not otherwise subject to service of process in the State of New York, appoints The Corporation Trust Company, as such party’s agent in the State of New York for acceptance of legal process, (iv) agrees that service made on any such agent set forth in (iii) above shall have the same legal force and effect as if served upon such party personally within such state and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner specified by law.

Section 7.3  Termination.    This Agreement and all Ancillary Agreements shall automatically terminate upon the termination of the Merger Agreement in accordance with its terms. In the event of termination pursuant to this Section 7.3, no party shall have any liability of any kind to the other party.

Section 7.4  Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to a party if delivered in person or sent by overnight delivery (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice) on the date of delivery, or if by facsimile, upon confirmation of receipt:

If to Airborne or WAP LLC:

Airborne, Inc.

3101 Western Avenue

P.O. Box 662

Seattle, WA 98111-0662

Attention: David C. Anderson

Telephone: 206-281-1005

Telecopier: 206-281-1444

With a copy (which shall not constitute notice) to:

DHL Worldwide Express B.V.

c/o DHL International

Global Coordination Centre

De Kleetlaan 1

1831 Diegem, Belgium

Attention: Geoffrey Cruikshanks, Esq.

Telephone: 011-32-2-713-48-05

Telecopier: 011-32-2-713-58-08

And a copy to:

Simpson Thatcher & Bartlett

425 Lexington Avenue

New York, New York 10017

Attention: D. Rhett Brandon, Esq.

Telephone: (212) 455-2000

Telecopier: (212) 455-2502

If to ABX:

ABX Air, Inc.

145 Hunter DriveWilmington, Ohio 45177

Attention: Joseph C. Hete

Telephone: 937-382-5591

Telecopier: 937-382-2452

With a copy (which shall not constitute notice) to:

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, CA 90071

Attention: C. James Levin, Esq.

Telephone: 213-430-6578

Telecopier: 213-430-6407

Section 7.5  Counterparts.    To facilitate execution, this Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

Section 7.6  Binding Effect; Assignment.    This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. No party to this Agreement may assign its rights or delegate its obligations under this Agreement to any other Person without the express prior written consent of the other parties hereto.

Section 7.7  Severability.    If any provision or any part of any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. However, unless such stricken provision goes to the essence of the consideration bargained for by a party, the remaining provisions of this Agreement shall continue in full force and effect and, to the extent required, shall be modified to preserve their validity. Upon such determination that any term or other provision or any part of any provision is void or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 7.8  Amendments; Waivers.    Subject to applicable law, this Agreement may only be amended pursuant to a written agreement executed by all the parties, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by each party against whom such waiver or consent is to be effective. No waiver of any term or provision of this Agreement shall be construed as a further or continuing waiver of such term or provision or any other term or provision.

Section 7.9  Headings; Certain Construction Rules.    The Article, Section and paragraph headings and the table of contents contained in this Agreement are for reference purposes only and do not form a part of this Agreement and do not in any way modify, interpret or construe the intentions of the parties. As used in this Agreement, unless otherwise provided to the contrary, (a) all references to days or months shall be deemed references to calendar days or months and (b) any reference to a “Section,” “Article,” or “Exhibit” shall be deemed to refer to a section or article of this Agreement or an exhibit or schedule to this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

Section 7.10  Further Actions.    At any time and from time to time after the Closing, each party hereto shall, at its own expense (except as otherwise provided herein), take such actions and execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

Section 7.11  Conflicting Agreements.    In the event of conflict between this Agreement and any Ancillary Agreement or other agreement executed in connection herewith, the provisions of such other agreement shall prevail.

Section 7.12  Survival.    Except as otherwise set forth in this Agreement, the covenants and other agreements set forth in this Agreement shall survive the Effective Date for a period of eighteen (18) months. Notwithstanding the foregoing, the agreements set forth in Section 6.6 and Article VII and the releases set forth in Section 4.1 and Section 4.2 shall survive the Effective Time and continue indefinitely.

Section 7.13  Specific Performance.    The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties are entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

Section 7.14  Gender, Tense, Etc.    Where the context or construction requires, all words applied in the plural shall be deemed to have been used in the singular, and vice versa; the masculine shall include the feminine and neuter, and vice versa; and the present tense shall include the past and future tense, and vice versa.

Section 7.15  No Third-Party Rights.    Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any Persons other than the parties and their respective successors and permitted assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Persons to any party, nor shall any provisions give any third Persons any right or subrogation over or action against any party.

ARTICLE VIII

DEFINITIONS

Section 8.1    “ABX” has the meaning set forth in the introductory paragraph hereof.

Section 8.2    “ABX Assets” has the meaning set forth in Section 2.2(b) of this Agreement.

Section 8.3    “ABX Balance Sheet” means the unaudited pro forma balance sheet relating to ABX as of December 31, 2002, attached as Schedule 5.24 to the Merger Agreement.

Section 8.4    “ABX Business” means the FAA and DOT-licensed air cargo and air transportation services business to be performed by ABX, after giving effect to the Separation, pursuant to the ACMI Agreement and the Hub and Line-Haul Services Agreement.

Section 8.5    “ABX Contracts” means the following Contracts to which ABX is a party or by which it or any of its assets is bound, whether or not in writing, except for any such Contract that is contemplated to be assumed by WAP LLC, Airborne or any member of the Airborne Group pursuant to any provision of this Agreement or any Ancillary Agreement:

(i)  the material Contracts listed on Schedule 8.5;

(ii)  except as expressly set forth in any Ancillary Agreement, any Contract that relates primarily to the ABX Business, including all leases of personal property, open purchase orders for raw materials, supplies, parts or services, unfilled orders for the manufacture and sale of products and other contracts, agreements or commitments; and

(iii)  any Contract that is otherwise expressly contemplated pursuant to any of the Ancillary Agreements to be retained by ABX.

Section 8.6    “ABX Common Stock” means the common stock, par value $0.01 per share, of ABX.

Section 8.7    “ABX Group” means ABX and each Subsidiary of ABX immediately after the Effective Date, and each Person that becomes a Subsidiary of ABX after the Effective Date.

Section 8.8    “ABX Indemnitees” has the meaning set forth in Section 4.6 hereof.

Section 8.9    “ABX Liabilities” has the meaning set forth in Section 2.3(b) of this Agreement.

Section 8.10    “ABX Shares” has the meaning set forth in Section 3.1(h) of this Agreement.

Section 8.11    “Accounts Receivable” has the meaning set forth in Section 3.2(c) hereof.

Section 8.12    “ACMI Agreement” has the meaning set forth in the Merger Agreement.

Section 8.13    “Acquisition” has the meaning set forth in the Recitals hereof.

Section 8.14    “Action” means any action, complaint, petition, investigation, suit or other proceeding, whether administrative, civil or criminal, in law or in equity, or before any arbitrator or Governmental Authority.

Section 8.15    “AFI” has the meaning set forth in Section 1.1(c) hereof.

Section 8.16    “Airborne” has the meaning set forth in the introductory paragraph hereof.

Section 8.17    “Airborne Business” means any business of the Airborne Group other than the ABX Business.

Section 8.18    “Airborne Certificates” has the meaning set forth in the Merger Agreement.

Section 8.19    “Airborne Common Stock” means the common stock, par value $1.00 per share, of Airborne.

Section 8.20    “Airborne Group” means Airborne and each Subsidiary of Airborne immediately after the Effective Date, and each Person that becomes a Subsidiary of Airborne after the Effective Date.

Section 8.21    “Airborne Indemnitees” has the meaning set forth in Section 4.5 hereof.

Section 8.22    “Airborne Insurance Policies” means Insurance Policies maintained by the Airborne Group, other than the Aviation Insurance Policies.

Section 8.23    “Aircraft” has the meaning set forth in Section 2.2(b)(i) of this Agreement.

Section 8.24    “ALS” means Advanced Logistics Services Inc.

Section 8.25    “ALS Stock” means all interests in any capital stock or other equity interests of ALS.

Section 8.26    “Ancillary Agreements” means the ACMI Agreement, the Hub and Line-Haul Services Agreement, the ABX Sublease, the Employee Matters Agreement, the Tax Sharing Agreement and the Transition Services Agreement.

Section 8.27    “Aviation Insurance Policies” has the meaning set forth in Section 2.2(b)(xiv) hereof.

Section 8.28    “Business Day” means any day other than a Saturday or Sunday or a day on which national banking institutions in the city of New York, New York are authorized or obligated by law or executive order to be closed.

Section 8.29    “Closing Balance Sheet” has the meaning set forth in Section 3.3(a) hereof.

Section 8.30    “Commission” has the meaning set forth in Section 3.1(a) hereof.

Section 8.31    “Confidentiality Period” means three (3) years after either (i) the Effective Date with respect to Information of the Disclosing Party that is known to or in the possession of the Receiving Party as of the Effective Date or (ii) the date of disclosure with respect to Information that is disclosed by the Disclosing Party to the Receiving Party after the Effective Date.

Section 8.32    “Consent” means any consent, waiver or approval from, or notification requirement to, any third party or parties.

Section 8.33    “Contract” means any contract, agreement, lease, license, sales order, purchase order, instrument or other commitment that is binding on any Person or any part of its property under applicable law.

Section 8.34    “Credit Facility” has the meaning set forth in Section 3.1(k) hereof.

Section 8.35    “Delayed Transfer Assets” means any Transferred Assets that this Agreement or any Ancillary Agreement provides or contemplates are to be transferred to WAP LLC and that require the receipt of a Consent or Governmental Approval to transfer, which Consent or Governmental Approval is not obtained on or prior to the Separation Date.

Section 8.36    “Delayed Transfer Assets and Liabilities Schedule” has the meaning set forth in Section 2.4(a) hereof.

Section 8.37    “Delayed Transfer Liabilities” means any Transferred Liabilities that this Agreement or any Ancillary Agreement provides or contemplates are to be assumed by WAP LLC and that require the receipt of a Consent or Governmental Approval for the transfer and assumption of such Transferred Liabilities, which Consent or Governmental Approval is not obtained on or prior to the Separation Date.

Section 8.38    “DHL” has the meaning set forth in the Recitals hereof.

Section 8.39    “DHL Affiliate” has the meaning set forth in the Recitals hereof.

Section 8.40    “Disclosing Party” means the party owning or disclosing the relevant Information.

Section 8.41    “Disputes” has the meaning set forth in Section 6.6 hereof.

Section 8.42    “DOT” means the United States Department of Transportation.

Section 8.43    “Effective Date” has the meaning set forth in the Merger Agreement.

Section 8.44    “Effective Time” has the meaning set forth in the Merger Agreement.

Section 8.45    “Employee Matters Agreement” has the meaning set forth in the Merger Agreement.

Section 8.46    “Enhancements” has the meaning set forth in Section 6.13(b)(ii) hereof.

Section 8.47    “Escrowed IP” has the meaning set forth in Section 6.13(c)(i) hereof.

Section 8.48    “Estimated Closing Balance Sheet” has the meaning set forth in Section 3.2(a) hereof.

Section 8.49    “Estimated Distribution Amount” means the amount that would be distributed by Airborne to ABX pursuant to Section 3.1(i) such that, immediately after the Effective Time after giving effect to the transactions contemplated by this Agreement (other than the adjustments set forth in Sections 3.2 and 3.3), ABX would have sixty million dollars ($60,000,000) in cash (including any cash in, but net of any overdraft Liabilities with respect to, bank accounts retained by ABX) on the Estimated Closing Balance Sheet.

Section 8.50    “Estimated Downward Adjustment Amount” has the meaning set forth in Section 3.2(a) hereof.

Section 8.51    “Estimated Excess Equity” has the meaning set forth in Section 3.2(e) hereof.

Section 8.52    “Estimated Excess Upward Adjustment Amount” has the meaning set forth in Section 3.2(e) hereof.

Section 8.53    “Estimated Upward Adjustment Amount” has the meaning set forth in Section 3.2(d) hereof.

Section 8.54    “Exchange Act” has the meaning set forth in Section 3.1(a) hereof.

Section 8.55    “Exchange Act Registration Statement” has the meaning set forth in Section 3.1(a) hereof.

Section 8.56    “Exchange Agent” has the meaning set forth in the Merger Agreement.

Section 8.57    “Exchange Shares” has the meaning set forth in Section 6.10 hereof.

Section 8.58    “Exchange Shares Certificates” has the meaning set forth in Section 6.10 hereof.

Section 8.59    “FAA” means the United States Federal Aviation Administration.

Section 8.60    “Final Closing Balance Sheet” has the meaning set forth in Section 3.3(a) hereof.

Section 8.61    “Final Downward Adjustment Amount” has the meaning set forth in Section 3.3(e) hereof.

Section 8.62    “Final Excess Equity” has the meaning set forth in Section 3.3(e) hereof.

Section 8.63    “Final Excess Upward Adjustment Amount” has the meaning set forth in Section 3.3(e) hereof.

Section 8.64    “Final Upward Adjustment Amount” has the meaning set forth in Section 3.3(e) hereof.

Section 8.65    “FOCUS Application” has the meaning set forth in Section 6.13(a) hereof.

Section 8.66    “FTZ” means Airborne FTZ, Inc.

Section 8.67    “FTZ Assets” means those certain assets listed on Schedule 8.67.

Section 8.68    “FTZ Stock” means all interests in any capital stock or other equity interests of FTZ.

Section 8.69    “GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, as applied by ABX or its predecessor prior to the Separation Date, subject to any changes required as a result of any changes in GAAP.

Section 8.70    “Governmental Approvals” means any notices, reports or other filings to be made, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Authority.

Section 8.71    “Governmental Authority” means any foreign, federal, state, provincial or local government or any agency, authority, subdivision or instrumentality of any of the foregoing, including any court, tribunal, department, bureau, commission or board, or any quasi-governmental or private body exercising any regulatory, taxing, inspecting or other governmental authority.

Section 8.72    “Group” means either of the Airborne Group or the ABX Group.

Section 8.73    “Hub and Line-Haul Services Agreement” has the meaning set forth in the Merger Agreement.

Section 8.74    “Indemnified Party” has the meaning set forth in Section 4.7 hereof.

Section 8.75    “Indemnifying Party” has the meaning set forth in Section 4.7 hereof.

Section 8.76    “Independent Accounting Firm” means (i) an independent certified public accounting firm in the United States of national recognition mutually acceptable to DHL Affiliate and ABX or (ii) if DHL Affiliate and ABX are unable to agree upon such a firm within five (5) days, then each shall select one such firm and those two firms shall select a third firm, in which case “Independent Accounting Firm” shall mean such third firm.

Section 8.77    “Information” means all reports, records, books, contracts, computer data, workpapers, plans, schedules and other documents, proprietary information relating to the FOCUS Application and the Enhancements, information or data of a Person.

Section 8.78    “Insurance Policies” means insurance policies pursuant to which a Person makes a true risk transfer to an insurer.

Section 8.79    “Liabilities” means any and all losses, claims, charges debts, demands, damages, obligations, payments, costs and expenses, bonds, indemnities and similar obligations, covenants, promises, guarantees, make whole agreements and similar obligations, and other liabilities, including all contractual obligations, whether contingent or absolute, inchoate or otherwise asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising, and including those arising under any law, rule, regulation or Action, in each case whether or not recorded or reflected or required by generally accepted accounting principles to be recorded or reflected on the books, records or financial statements (including the notes thereto) of any Person; provided, however, that Liabilities shall not include any liabilities for Taxes which shall be covered by the Tax Sharing Agreement.

Section 8.80    “Licenses” means licenses, permits, certificates, approvals or other similar authorizations, including all operating certificates, air service designations, orders and approvals of all Governmental Authorities, including the FAA and the DOT, necessary for such entity to own, lease or operate its properties and assets and to conduct its business as presently conducted.

Section 8.81    “Licensed Mark” has the meaning set forth in Section 6.12(a) hereof.

Section 8.82    “Licensor” has the meaning set forth in Section 6.12(a) hereof.

Section 8.83    “Lien” has the meaning set forth in the Merger Agreement.

Section 8.84    “Loan” has the meaning set forth in Section 1.1(i) hereof.

Section 8.85    “Merger” has the meaning set forth in the Recitals hereof.

Section 8.86    “Merger Agreement” has the meaning set forth in the Recitals hereof.

Section 8.87    “Merger Consideration” has the meaning set forth in the Merger Agreement.

Section 8.88    “Notice of Disagreement” has the meaning set forth in Section 3.3(b) hereof.

Section 8.89    “party” or “parties” has the meaning set forth in the introductory paragraph hereof.

Section 8.90    “Person” means a natural person, corporation, partnership, limited partnership, limited liability company, trust or unincorporated organization or similar entity, or a Governmental Authority.

Section 8.91    “Preferred Shares Rights Agreement” has the meaning set forth in Section 3.1(j) hereof.

Section 8.92    “Promissory Note” has the meaning set forth in Section 3.1(i) hereof.

Section 8.93    “Receiving Party” means the party or parties that receive the relevant Information.

Section 8.94    “Representative” means, with respect to any Person, any of such Person’s officers, directors, employees, investment bankers, attorneys, accountants, consultants, or other agents, advisors or representatives.

Section 8.95    “Rights” has the meaning set forth in the Preferred Share Rights Agreement.

Section 8.96    “Second Promissory Note” has the meaning set forth in the Merger Agreement.

Section 8.97    “Separation” has the meaning set forth in the Recitals hereof.

Section 8.98    “Separation Date” has the meaning set forth in Section 1.1 hereof.

Section 8.99    “SSI” means Sound Suppression Inc.

Section 8.100    “SSI Stock” means all interests in any capital stock or other equity interests of SSI.

Section 8.101    “Stock Consideration” has the meaning set forth in the Merger Agreement.

Section 8.102    “Subsidiary” means, with respect to any Person, another Person (i) of which greater than fifty percent (50%) of the capital stock, voting securities, other ownership or equity interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or other entity (or, if there are no such voting interests, greater than fifty percent (50%) of the equity interests) are owned or controlled, directly or indirectly, by such first Person or (ii) of which such first Person is a general partner or similar controlling member.

Section 8.103    “Taxes” has the meaning set forth in the Tax Sharing Agreement.

Section 8.104    “Tax Sharing Agreement” has the meaning set forth in the Merger Agreement.

Section 8.105    “Third Party” means a Person other than Airborne, its Subsidiaries and their respective employees and ABX, its Subsidiaries and their respective employees.

Section 8.106    “Third Party Claims” has the meaning set forth in Section 4.8 hereof.

Section 8.107    “Transferred Assets” has the meaning set forth in Section 2.2(a) hereof.

Section 8.108    “Transferred Liabilities” has the meaning set forth in Section 2.3(a) hereof.

Section 8.109    “Transition Services Agreement” has the meaning set forth in the Merger Agreement.

Section 8.110    “W Amended Lease” has the meaning set forth in the Merger Agreement.

Section 8.111    “WAP” has the meaning set forth in the Recitals hereof.

Section 8.112    “WAP Interests” has the meaning set forth in the Recitals hereof.

Section 8.113    “WAP LLC” has the meaning set forth in the introductory paragraph hereof

Section 8.114    “W Sublease” has the meaning set forth in the Merger Agreement.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized on the day and year first above written.

AIRBORNE, INC.

By:
Name:
Title:

ABX AIR, INC.

By:
Name:
Title:

WILMINGTON AIR PARK LLC

By:
Name:
Title:

[SIGNATURE PAGE TO MASTER SEPARATION AGREEMENT]

With respect to the obligations set forth in Section

3.1(i), Section 3.2, Section 3.3 and Section 8.76:

DHL HOLDINGS (USA), INC.

By:
Name:
Title:

With respect to the obligations set forth in Section

6.12 and Section 6.13:

AIRBORNE EXPRESS INC.

By:
Name:
Title:

[SIGNATURE PAGE TO MASTER SEPARATION AGREEMENT]

Appendix C

PERSONAL AND CONFIDENTIAL

March 25, 2003

Board of Directors

Airborne, Inc.

3101 Western Avenue

Seattle, Washington 98111-0662

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $1.00 per share (“Airborne Common Stock”), of Airborne, Inc. (the “Company” or “Airborne”), of the Merger Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of March 25, 2003 (the “Agreement”), among DHL Worldwide Express B.V. (“DHL”), Atlantis Acquisition Corporation, an indirect, wholly owned subsidiary of DHL (“Acquisition”), and Airborne. The Agreement provides that Acquisition will merge with and into Airborne and each share of Airborne Common Stock issued and outstanding will be converted into either (i) both $21.25 in cash (the “Cash Consideration”) and one share of Common Stock, par value $0.01 per share (the “ABX Common Stock”), of ABX Air, Inc., a wholly owned subsidiary of Airborne (“ABX”) (the “Stock Consideration”), or (ii) in the circumstances contemplated by Sections 5.12 and 6.3 of the Agreement, or as the parties acting reasonably may otherwise mutually agree subsequent to the date the Proxy Statement is first mailed to stockholders of Airborne, $21.65 in cash (the “Alternative Consideration”). For purposes of this letter, the “Merger Consideration” means the Cash Consideration together with the Stock Consideration, or the Alternative Consideration, as applicable. Undefined capitalized terms used herein have the meanings assigned to them in the Agreement.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements as well as for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as the lead book manager of a Rule 144A offering of 5.750% Convertible Senior Unsecured Notes due 2007 ($125 million aggregate principal amount) in March 2002 and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also may provide investment banking services to the Company or Deutsche Post AG, the parent company of DHL (“Deutsche Post”), or their respective affiliates in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of the Company or Deutsche Post for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2002 and the Annual Report to Shareholders of Deutsche Post for the one year ended December 31, 2001; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and certain interim reports to shareholders of Deutsche Post; certain other communications from the Company and Deutsche Post to their respective stockholders; and certain internal financial analyses and forecasts for the Company and ABX prepared by the Company’s management. We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of Airborne and ABX. In addition, we have reviewed the reported price and trading activity for Airborne Common Stock, compared certain financial and stock market information for the Company with similar

C-1

information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as we considered appropriate. We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We are not experts in regulatory matters and our services did not include any advice regarding the governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement. We are not expressing any opinion herein as to the prices at which the shares of ABX Common Stock may trade if and when they are issued. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Airborne Common Stock should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Airborne Common Stock pursuant to the Agreement is fair from a financial point of view to such holders.

C-2

Appendix D

DELAWARE CODE

TITLE 8. CORPORATIONS

CHAPTER 1. GENERAL CORPORATION LAW

SUBCHAPTER IX. MERGER, CONSOLIDATION OR CONVERSION

Section 262.    Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1)  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2)  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other separations on the stock (except dividends or other separations payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.    Indemnification of Directors and Officers

Delaware law permits a corporation to adopt a provision in its amended and restated certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision shall not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under section 174 of the DGCL for unlawful payment of dividends or stock purchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit.

Under Delaware law, a corporation may indemnify any person made a party or threatened to be made a party to any type of proceeding, other than action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (1) if he or she acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful.

A corporation may indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the person is found liable to the corporation unless, in such a case, the court determines the person is entitled to indemnification for such expenses in any event.

A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

Under the DGCL, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person is prohibited from being indemnified. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights that may be granted by the ABX Air amended and restated certificate of incorporation or amended and restated bylaws, a vote of stockholders or disinterested directors, agreement or otherwise.

The ABX Air amended and restated certificate of incorporation provides that the personal liability of the directors of ABX Air for monetary damages shall be eliminated or limited to the fullest extent permissible under applicable law as may be amended from time to time.

The ABX Air amended and restated certificate of incorporation provides for the indemnification and advancement of expenses to the fullest extent permitted by law of any person made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer or employee of ABX Air and permits ABX Air to indemnify or advance expenses to any other persons who are or were or are threatened to be made parties to certain actions, suits or proceedings by reason of their service as directors, officers, employees or agents of ABX Air or their service as a director, officer, employee or agent director of another entity at the request of ABX Air, in each case, as long as an undertaking is first delivered to ABX Air, by or on behalf of such director, officer, employee or agent, to repay all amounts so advanced if it is ultimately be determined that the director, officer, employee or agent is not entitled to be indemnified under this amended and restated certificate of incorporation.

Under ABX Air’s amended and restated certificate of incorporation, each indemnified party is entitled to the advancement of expenses incurred in the defense of any claim, action, proceeding or investigation from ABX Air within twenty days of receipt by ABX Air from the indemnified party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay these advances if it is ultimately determined that that person is not entitled to indemnification.

After the effective date of the separation and until the first anniversary of the effective date, Airborne and its subsidiaries have agreed to indemnify, defend (including the payment of reasonable attorneys’ fees and expenses) and hold harmless ABX Air and its subsidiaries, and each of their respective directors, officers, employees and representatives (the “ABX Indemnitees”) from and against any and all liabilities that any third party seeks to impose upon the ABX Indemnitees, or which are imposed upon the ABX Indemnitees, relating to, arising out of or resulting from (i) any failure to pay, perform or otherwise promptly discharge or fulfill any Transferred Liability in accordance with its terms; or (ii) any breach by Airborne or any member of the Airborne and its subsidiaries of the separation agreement. Transferred Liability includes liabilities that the separation agreement or any ancillary agreement provides or contemplates are to be assumed by Wilmington Air Park LLC and that require the receipt of a consent or governmental Approval for the transfer and assumption of such Transferred Liabilities, which consent or governmental approval is not obtained on or prior to the separation date.

Under the merger agreement, Airborne, as the surviving corporation, has agreed to indemnify all past and present directors, employees and officers (in all of their capacities) of Airborne and its subsidiaries (including ABX Air) to the extent such individuals are indemnified as of the date of the merger agreement by Airborne pursuant to Airborne’s or any subsidiaries’ certificate of incorporation and bylaws in existence on the date of the merger agreement (or with respect to ABX Air as they would be entitled under the certificate of incorporation and bylaws attached as exhibits to the merger agreement) and to the fullest extent permitted by law in connection with any action arising out of, relating to or in connection with acts or omissions occurring or alleged to have occurred prior to the merger.

Item 21.    Exhibits and Financial Statement Schedules

(a)  See Exhibit Index immediately following the signature page.

(b)

ABX Air, Inc. and Subsidiaries

(a wholly owned subsidiary of Airborne, Inc.)

Schedule II—Valuation and Qualifying Accounts

Column A	Column B	Column C	Column D	Column E
Description	Balance at beginning of period	Additions Charged to costs and expenses	Deductions *	Balance at end of period
	(In thousands)
Inventory obsolescence reserve:
Year ended:
December 31, 2002	$4,742,257	$642,322	$384,579	$5,000,000
December 31, 2001	$4,400,000	$800,132	$457,875	$4,742,257
December 31, 2000	$2,920,000	$1,659,085	$179,085	$4,400,000

*	Deductions consist of inventory written off against the obsolescence reserve.

Item 22.    Undertakings

(1)  The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)  The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  The undersigned registrant hereby undertakes to respond to request for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(5)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wilmington, Ohio on May 9, 2003.

ABX AIR, INC. (Registrant)

By:	/S/ CARL D. DONAWAY
Carl D. Donaway Chief Executive Officer

By:	/S/ QUINT O. TURNER
Quint O. Turner Vice President, Administration (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

May 9, 2003

By:	/S/ CARL D. DONAWAY
Carl D. Donaway Director

May 9, 2003

By:	/S/ JOSEPH C. HETE
Joseph C. Hete Director

May 9, 2003

By:	/S/ W. JOSEPH PAYNE
W. Joseph Payne Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1

Agreement and Plan of Merger, dated as of March 25, 2003, by and among Airborne, Inc., DHL Worldwide Express B.V. and Atlantis Acquisition Corporation (included as Appendix A to the proxy statement/prospectus which is a part of this registration statement)

3.1	Form of Amended and Restated Certificate of Incorporation of ABX Air, Inc.

3.2	Form of Amended and Restated Bylaws of ABX Air, Inc.

4.1*	Specimen of common stock of ABX Air, Inc.

4.2	Form of Preferred Stock Rights Agreement to be dated the effective date of the merger, by and between ABX Air, Inc. and a rights agent.

5.1*	Opinion of O’Melveny & Myers LLP, regarding the legality of securities being issued.

10.1

Form of Master Separation Agreement to be dated as of the effective date of the merger, by and among Airborne, Inc., ABX Air, Inc. and Wilmington Air Park LLC. (included as Appendix B to the proxy statement/prospectus which a part of this registration statement)

10.2*	Form of ACMI Service Agreement, to be dated as of the effective date of the merger, by and between ABX Air, Inc. and Airborne, Inc.

10.3	Form of Hub and Line-Haul Services Agreement to be dated as of the effective date of the merger, by and between ABX Air, Inc. and Airborne, Inc.

10.4	Form of Performance Guaranty to be dated as of the effective date of the merger, by and between DHL Holdings USA, Inc. and Airborne, Inc. with respect to the Hub and Line-Haul Services Agreement.

10.5	Form of Performance Guaranty to be dated as of the effective date of the merger, by and between DHL Holdings USA, Inc. and Airborne, Inc. with respect to the ACMI Service Agreement.

10.6	Form of First Non-Negotiable Promissory Note to be issued by ABX Air, Inc. in favor of DHL Holdings USA, Inc.

10.7	Form of Second Non-Negotiable Promissory Note to be issued by ABX Air, Inc. in favor of DHL Holdings USA, Inc.

10.8	Form of Transition Services Agreement, to be dated as of the effective date of the merger, by and between ABX Air, Inc. and Airborne, Inc.

10.9	Form of Wilmington Airpark Sublease, to be dated as of the effective date of the merger, by and between ABX Air, Inc. and Airborne, Inc.

10.10	Form of Employee Matters Agreement to be dated as of the effective date of the merger, by and between Airborne, Inc. and ABX Air, Inc.

10.11	Form of Tax Sharing Agreement to be dated as of the effective date of the merger, by and between Airborne, Inc. and ABX Air, Inc.

21.1	List of Subsidiaries of ABX Air, Inc.

23.1	Independent Auditors’ Consent of Deloitte & Touche LLP

23.2	Independent Auditors’ Consent and Report on Schedule of Deloitte & Touche LLP

23.3*	Consent of O’Melveny & Myers LLP

99.1	Form of Proxy Card for Airborne Stockholders Meeting

99.2	Consent of Goldman Sachs & Co.

*	To be filed by amendment.